SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A copy of 2014 annual report of  China Petroleum & Chemical Corporation  (the “Registrant”) filed with the Hong Kong Stock Exchange.

CONTENTS

2	Company Profile
3	Principal Financial Data and Indicators
6	Changes in Share Capital and Shareholdings of Principal Shareholders
8	Chairman’s Statement
11	Business Review and Prospects
19	Management’s Discussion and Analysis
31	Significant Events
39	Connected Transactions
43	Corporate Governance
51	Report of the Board of Directors
56	Report of the Board of Supervisors
58	Directors, Supervisors, Senior Management and Employees
71	Principal Wholly-owned and Controlled Subsidiaries
72	Financial Statements
200	Corporate Information
201	Documents for Inspection
202	Confirmation from the Directors and Senior Management

This annual report includes forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, reserve and other estimates and business plans) are forward-looking statements. The Company’s actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 20 March 2015 and unless required by regulatory authorities, the Company undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT NOTICE: THE BOARD OF DIRECTORS, THE BOARD OF SUPERVISORS, DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF SINOPEC CORP. WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS IN THIS ANNUAL REPORT, AND JOINTLY AND SEVERALLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS ANNUAL REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE SUBSTANTIAL SHAREHOLDERS OF SINOPEC CORP.. MR. WANG ZHIGANG, DIRECTOR, DID NOT ATTEND THE TWENTY-THIRD MEETING OF THE FIFTH SESSION OF THE BOARD DUE TO OFFICIAL DUTIES. MR. WANG ZHIGANG AUTHORISED MR. LI CHUNGUANG, DIRECTOR AND PRESIDENT, TO VOTE ON HIS BEHALVES IN RESPECT OF THE RESOLUTIONS PUT FORWARD AT THE MEETING. MR. FU CHENGYU, CHAIRMAN OF THE BOARD OF DIRECTORS, MR. LI CHUNGUANG, DIRECTOR AND PRESIDENT, MR. WANG XINHUA, CHIEF FINANCIAL OFFICER AND MR. WANG DEHUA, HEAD OF THE CORPORATE FINANCIAL DEPARTMENT OF SINOPEC CORP. WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT. THE AUDIT COMMITTEE OF SINOPEC CORP. HAS REVIEWED THE ANNUAL RESULTS OF SINOPEC CORP. FOR THE YEAR ENDED 31 DECEMBER 2014.

THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2014 OF THE COMPANY PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) HAVE BEEN AUDITED BY PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AND PRICEWATERHOUSECOOPERS RESPECTIVELY. BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED AUDITOR’S REPORT.

AS APPROVED BY THE 23RD MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS OF SINOPEC CORP. (THE “BOARD”), THE BOARD RECOMMENDED A FINAL CASH DIVIDEND OF RMB 0.11 (TAX INCLUSIVE) PER SHARE FOR 2014, COMBINING WITH THE INTERIM CASH DIVIDEND OF RMB 0.09 (TAX INCLUSIVE) PER SHARE, THE TOTAL CASH DIVIDEND FOR 2014 WILL BE RMB 0.20 (TAX INCLUSIVE) PER SHARE. THE DIVIDEND PROPOSAL IS SUBJECT TO THE SHAREHOLDERS’ APPROVAL AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2014 (THE “ANNUAL GENERAL MEETING”).

Exploration and Production	Refining	Marketing and Distribution	Chemicals

COMPANY PROFILE
Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the sale, storage and transportation of petroleum products, petrochemical products, coal chemical products, synthetic fibre, fertiliser and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

Sinopec sets ‘fueling beautiful life’ as its corporate mission, puts ‘people, responsibility, integrity, precision, innovation and win-win’ as its corporate core values, pursues strategies of resources, markets, integration, internationalization, differentiation, and green and low-carbon development, and strives to achieve its corporate vision of building a world leading energy and chemical company.

DEFINITIONS:

In this report, unless the context otherwise requires, the following terms shall have the meaning set out below:
“Sinopec Corp.”: China Petroleum & Chemical Corporation;
“The Company”: Sinopec Corp. and its subsidiaries;
“China Petrochemical Corporation”: our controlling shareholder, China Petrochemical Corporation;
“Sinopec group”: China Petrochemical Corporation and its subsidiaries;
RMC: Oil and Natural Gas Reserves Management Committee of the Company;
Sinopec CB: RMB23 billion A share convertible bond issued by Sinopec Corp. in 2011;
CSRC: China Securities Regulatory Commission.

Conversion of crude oil, natural gas and refinery throughput
For domestic production of crude oil, 1 tonne = 7.1 barrels, for overseas production of crude oil. 1 tonne = 7.22 barrels;
For production of natural gas, 1 cubic meter = 35.31 cubic feet;
Refinery throughput is converted at 1 tonne = 7.35 barrels.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH ASBE

(1)	Principal financial data

	For the years ended 31 December
	2014	2013	Change	2012
	RMB millions	RMB millions	%	RMB millions
Operating income	2,825,914	2,880,311	(1.9)	2,786,045
Operating profit	65,481	96,453	(32.1)	87,926
Profit before taxation	66,481	96,982	(31.5)	90,107
Net profit attributable to equity shareholders of the Company	47,430	67,179	(29.4)	63,496
Net profit attributable to equity shareholders of the Company excluding extraordinary gain and loss	43,238	66,658	(35.1)	61,922
Net cash flow from operating activities	148,347	151,893	(2.3)	143,462

	At 31 December
	2014	2013	Change	2012
Items	RMB millions	RMB millions	%	RMB millions

Total assets	1,451,368	1,382,916	4.9	1,238,522
Total liabilities	804,273	759,656	5.9	687,921
Total equity attributable to equity shareholders of the Company	594,483	570,346	4.2	513,374
Total shares (1,000 shares)	118,280,396	116,565,314	1.5	86,820,287

(2)	Principal financial indicators

	For the years ended 31 December
	2014	2013	Change	2012
Items	RMB	RMB	%	RMB
Basic earnings per share	0.406	0.579	(29.9)	0.562
Diluted earnings per share	0.406	0.543	(25.2)	0.542
Basic earnings per share based on latest total shares*	0.404	0.578	(30.1)	—
Basic earnings per share (excluding extraordinary gain and loss)	0.370	0.574	(35.5)	0.548
Weighted average return on net assets (%)	8.14	12.24	(4.10) percentage points	12.80
Weighted average return (excluding extraordinary gain and loss) on net assets (%)	7.42	12.15	(4.73) percentage points	12.48
Net cash flow from operating activities per share	1.270	1.308	(2.9)	1.272

*:	Calculated based on the total shares on 13 March 2015.

	At 31 December
	2014	2013	Change	2012
Items	RMB	RMB	%	RMB
Net assets attributable to equity shareholders of the Company per share	5.089	4.912	3.6	4.548
Liabilities to assets ratio (%)	55.41	54.93	0. 48 percentage points	55.54

(3)	Extraordinary items and corresponding amounts

	For the years ended 31 December (Income)/expenses
	2014	2013	2012
Items	RMB millions	RMB millions	RMB millions
(Gain)/loss on disposal of non-current assets	1,622	826	(133)
Donations	125	245	231
Government grants	(3,165)	(2,368)	(2,814)
Gain on holding and disposal of various investments	(4,680)	(210)	(69)
Other non-operating expenses, net	419	771	553
Subtotal	(5,679)	(736)	(2,232)
Tax effect	1,420	184	558
Total	(4,259)	(552)	(1,674)
Equity shareholders of the Company	(4,192)	(521)	(1,574)
Minority interests	(67)	(31)	(100)

(4)	Items measured by fair values	Unit: RMB millions

	Beginning of	End of		The influence on the profit
Items	the year	the year	Changes	of the year
Available-for-sale financial assets	1,964	183	(1,781)	2,317
Derivative financial instruments	2,040	(6,368)	(8,408)	6,978
Embedded derivative component of the convertible bonds	(548)	(3,288)	(2,740)	(4,611)
Total	3,456	(9,473)	(12,929)	4,684

(5)	Significant changes of items in the financial statements
The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period, or such changes which constituted 5% or more of total assets at the balance sheet date or more than 10% of profit before taxation:

	At 31 December		Increase/(decrease)
	2014	2013	Amount	Percentage	Reasons for change
Items	RMB millions	RMB millions	RMB millions	(%)
Cash at bank and on hand	10,100	15,101	(5,001)	(33.1)	Mainly due to the use of cash to make up monetary gap
Bills receivable	13,963	28,771	(14,808)	(51.5)	Mainly due to the decrease in selling price of chemical products, resulting in the decrease of bills receivable, and the increase in endorsement and discount of bills of Chemical Sales Company
Accounts receivable	90,831	68,466	22,365	32.7	Mainly due to the increase of accounts receivable balance from Unipec and other subsidiaries’ trade transaction
Other receivables	29,251	13,165	16,086	122.2	Mainly due to the increase in hedging volume of Unipec
Available-for-sale financial assets	868	3,730	(2,862)	(76.7)	Mainly due to the disposal of China Gas stock
Intangible assets	78,681	60,263	18,418	30.6	Please refer to Note 14 to the financial statements prepared in accordance with ASBE
Deferred tax assets	6,979	4,141	2,838	68.5	Mainly due to the increase of tax losses carried forward in Yangzi and other subsidiaries and the losses from hedging
Short-term loans	166,688	108,121	58,567	54.2	Please refer to Note 20 to the financial statements prepared in accordance with ASBE
Non-current liabilities due within one year	11,890	45,749	(33,859)	(74.0)
Mainly due to the repayment of RMB 3.5 billion corporate bond, RMB 30 billion bonds  with warrants and HKD 11.7 billion convertible bonds. And parts of the long-term debentures reclassified to the non-current liabilities due within one year

Long-term loans	67,426	46,452	20,974	45.2	Please refer to Note 28 to the financial statements prepared in accordance with ASBE
Other non-current liabilities	11,549	8,187	3,362	41.1	Mainly due to the increase of loan principal under the long-term loan agreement between Sinopec International Petroleum Exploration and Production Limited’s (“SIPL”) subsidiary and the Sinopec Group
Capital reserve	48,703	36,947	11,756	31.8	Mainly due to the partial conversion of Sinopec CB
Other comprehensive income	(7,261)	407	(7,668)	(1,884.0)	Mainly due to cash flow hedging losses of Unipec and Sinopec (Hong Kong) Limited etc., and foreign currency translation differences of SIPL’s joint venture companies
Specific reserve	491	1,556	(1,065)	(68.4)	Please refer to Note 35 to the financial statements prepared in accordance with ASBE
Financial expenses	9,618	6,274	3,344	53.3	Mainly due to change of foreign exchange gain or loss resulting from the fluctuation of RMB exchange rate
Impairment losses	6,839	4,044	2,795	69.1	Please refer to Note 42 to the financial statements prepared in accordance with ASBE
(Loss)/Gain from changes in fair value	(4,151)	2,167	(6,318)	(291.6)	Mainly due to fair value changes of derivatives embedded in RMB 23 billion convertible bonds of the Company
Investment income	8,137	2,510	5,627	224.2	Please refer to Note 44 to the financial statements prepared in accordance with ASBE
Non-operating income	4,710	3,481	1,229	35.3	Please refer to Note 45 to the financial statements prepared in accordance with ASBE
Income tax expense	17,571	25,605	(8,034)	(31.4)	Please refer to Note 47 to the financial statements prepared in accordance with ASBE
Minority interests	1,480	4,198	(2,718)	(64.7)	Mainly due to the decrease in profits of holding subsidiaries

2	FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH IFRS

Unit: RMB millions

	For the years ended 31 December
Items	2014	2013	2012	2011	2010
Turnover and other operating revenues	2,825,914	2,880,311	2,786,045	2,505,683	1,913,182
Operating profit	73,487	96,785	98,662	105,530	104,974
Profit before taxation	65,504	95,052	90,642	104,565	103,663
Profit attributable to equity shareholders of the Company	46,466	66,132	63,879	73,225	71,782
Basic earnings per share (RMB)	0.398	0.570	0.566	0.650	0.637
Diluted earnings per share (RMB)	0.397	0.534	0.545	0.625	0.631
Return on capital employed (%)	6.05	8.02	9.09	11.49	12.95
Return on net assets (%)	7.84	11.63	12.50	15.50	17.11
Net cash generated from operating activities per share (RMB)	1.270	1.308	1.262	1.336	1.512

Unit: RMB millions

	As at 31 December
Items	2014	2013	2012	2011	2010
Non-current assets	1,091,224	1,009,906	892,929	794,423	727,642
Net current liabilities	244,113	198,812	148,358	101,485	76,177
Non-current liabilities	201,534	189,468	196,535	185,594	200,429
Minority interests	52,536	52,823	37,122	35,016	31,432
Total equity attributable to equity shareholders of the Company	593,041	568,803	510,914	472,328	419,604
Net assets per share (RMB)	5.014	4.880	4.527	4.191	3.723
Adjusted net assets per share (RMB)	4.950	4.841	4.476	4.172	3.722

3	MAJOR DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER ASBE AND IFRS PLEASE REFER TO PAGE 196 OF THE REPORT.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL

Unit: Share

	Before change		Increase/(decrease)						After change
Items	Numbers	Percentage (%)	New shares issued	Bonus shares issued	Conversion from reserve	Others	Sub-total		Number	Percentage (%)
RMB ordinary shares	91,051,875,187	78.11	—	—-	—	1,715,081,853	1,715,081,853	*	92,766,957,040	78.43
Domestically listed foreign shares	—	—	—	—	—	—	—		—	—
Overseas listed foreign shares	25,513,438,600	21.89	—	—	—	—	—		25,513,438,600	21.57
Others	—	—	—	—	—	—	—		—	—
Total Shares	116,565,313,787	100				1,715,081,853	1,715,081,853		118,280,395,640	100

*:	During the reporting period, a total number of 84,420,170 units Sinopec CB had been converted into A shares of Sinopec Corp, resulting in a total increase of 1,715,081,853 shares.

2	NUMBER OF SHAREHOLDERS AND THEIR SHAREHOLDINGS
As at 31 December 2014, the total number of shareholders of Sinopec Corp. was 695,385 including 688,972 holders of domestic A shares and 6,413 holders of overseas H shares. As at 13 March 2015, the total number of shareholders of Sinopec Corp. was 851,381. Sinopec Corp. has complied with requirement for minimum public float under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“the Hong Kong Listing Rules”). From the end of the reporting period to Redemption Record Date (11 February 2015), a total of 2,790,814,006 A shares were converted from the Sinopec CB.

(1)	Shareholdings of top ten shareholders
The shareholdings of top ten shareholders as at 31 December 2014 are listed as below:

					Unit: Share

Name of shareholders	Nature of Shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholding1	Number of shares subject to pledges or lock-up
China Petrochemical Corporation	State-owned share	72.47	85,720,671,101	57,722,243	0
HKSCC Nominees Limited2	H share/A share	21.48	25,402,335,709	30,154,650	Unknown
國泰君安證券股份有限公司	A share	0.25	292,891,836	(45,486,499)	0
中國證券金融股份有限公司	A share	0.23	268,156,856	(22,699,951)	0
卡塔爾控股有限責任公司-自有資金	A share	0.08	89,996,185	0	0
中國建設銀行-鵬華價值優勢股票型證券投資基金	A share	0.04	44,999,949	9,714,546	0
中國建設銀行股份有限公司-博時裕富滬深300指數證券投資基金	A share	0.04	41,897,694	34,897,694	0
中國工商銀行-上證50交易型開放式指數證券投資基金	A share	0.03	37,487,694	(15,712,129)	0
南方東英資產管理有限公司-南方富時中國A50ETF	A share	0.03	35,516,572	(26,378,536)	0
中國銀行股份有限公司-嘉實滬深300交易型開放式指數證券投資基金	A share	0.03	30,426,070	751,787	0

Note 1	As compared with the number of shares as at 31 December 2013.

Note 2
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.47% of the total share capital of Sinopec Corp. which is included in the total number of the shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the above-mentioned shareholders:

We are not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

(2)	Information disclosed by the shareholders of H shares according to the Securities and Futures Ordinance (“SFO”)

Name of shareholders	Status of shareholders	Number of shares interests held or regarded as held *		Approximate percentage of Sinopec Corp.’s issued share capital (H Share) (%)
JPMorgan Chase & Co.	Beneficial owner	656,026,310	(L)	2.57	(L)
		360,358,429	(S)	1.41	(S)
	Investment manager	364,641,100	(L)	1.42	(L)
	Trustee (other than a bare trustee)	32,200	(L)	0.00	(L)
	Custodian corporation/approved lending agent	1,357,077,571	(L)	5.31	(L)
BlackRock, Inc.	Interest of corporation controlled by	2,020,880,233	(L)	7.92	(L)
	the substantial shareholder	31,124,000	(S)	0.12	(S)
Schroders Plc	Investment manager	1,528,199,922	(L)	5.99	(L)

*:	(L): Long position, (S): Short position

3	ISSUANCE AND LISTING OF SECURITIES

(1)	Issuance of securities in last three years

Types of shares and derivative securities	Issuing date	Issuing price	Issued amount	Listing date	Amount approved for listing
New H shares	14 February 2013	HKD8.45/share	2,845,234,000 shares	14 February 2013	2,845,234,000 shares
Bonus A shares	20 June 2013	—	14,007,974,817 shares	20 June 2013	14,007,974,817 shares
Bonus H shares	25 June 2013	—	3,925,144,400 shares	26 June 2013	3,925,144,400 shares

(2)	Changes in total number of shares and equity structure and the consequent changes in asset-liabilities structure
As of 31 December 2014, a total of 93,001,030 units of Sinopec CB had been converted into A shares of Sinopec Corp., and a total of 1,832,955,041 A shares has been converted from Sinopec CB. As at the end of the reporting period, there were 136,998,970 units of Sinopec CB which had not been converted into shares yet, accounting for 59.57% of the total number of issued Sinopec CB. The above-mentioned changes in total number of shares had no material impact on the asset-liabilities structure of the Company.

(3)	Existing employee shares
As at the end of the reporting period, there were no employee shares.

4	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE DE FACTO CONTROLLER
There was no change in the controlling shareholders and the de facto controller of Sinopec Corp. during the reporting period.

(1)	Controlling shareholder
The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state-authorised investment organisation and a state-owned enterprise. Its registered capital is RMB 274,866,534,000, and the legal representative is Mr. Fu Chengyu. The organisation code of China Petrochemical Corporation is 10169286-X. Through re-organisation in 2000, China Petrochemical Corporation injected its principal petroleum and petrochemical businesses into Sinopec Corp. and retained certain petrochemical facilities and small-scale refineries. It provides well-drilling services, well-logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services including water and power and social services.

Shares of other listed companies directly held by China Petrochemical Corporation

Name of Company	Number of Shares (shares)	Percentage
Sinopec Engineering (Group) Co. Ltd	2,907,856,000	65.67%
Sinopec Yizheng Chemical Fibre Company Limited	9,224,327,662	72.01%
Kingdream Public Limited Company	270,270,000	67.50%
China Merchants Energy Shipping Co., Ltd	911,886,426	19.32%

(2)	Other than HKSCC Nominees Limited, there was no other legal person shareholder holding 10% or more of the total issued share capital of Sinopec Corp.

(3)	Basic information of the de facto controller
China Petrochemical Corporation is the de facto controller of Sinopec Corp.

(4)	Diagram of the equity and controlling relationship between Sinopec Corp. and its de facto controller

*:	Inclusive of 553,150,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of China Petrochemical Corporation) through HKSCC Nominees Limited.

CHAIRMAN’S STATEMENT

Mr. Fu Chengyu, Chairman

Dear shareholders,

On behalf of the Board of Directors, I would first like to express my sincerest gratitude to all of our shareholders and the wider community for your interest and support.

In 2014, Sinopec Corp. made significant progress toward fulfilling the Board’s core commitment to improve development quality and returns through launching our initiatives to deepen reform, accelerate the transition to new sources of growth, as well as enhance internal management and maintained a favorable growth momentum. We are delighted to see that, with regard to reforms, Sinopec’s marketing business has established mixed-ownership operations by restructuring and introducing private capital. This move not only enhanced our enterprise value but also advanced the transition of the business from an oil products supplier to an integrated services provider. With regard to growth mode transformation, commercial operations at the Fuling shale gas field commenced ahead of plan with a production capacity of 2 billion cubic meters per year, making China the first country outside North America to develop shale gas for commercial use. We have also fully upgraded our refined oil products and raised the production volume of our premium gasoline, for which growth in demand has been strong. Revenues for our non-fuel business in the marketing segment increased 28%. With regard to internal management, Sinopec effectively controlled costs for each business segment and conducted its operations safely. Our chemical feedstock and product mix also continued to improve due to the scheme of the optimisation of resources.  The continued efforts of Sinopec management and employees have helped us tackle the huge challenge presented by the tumbling price of international crude in the fourth quarter of 2014. Sinopec maintained stable production and improved its ability to withstand risks, further enhancing its level of sustainable development.

In 2014, according to International Financial Reporting Standards, the Company had total revenues and other operating income of RMB 2.83 trillion, down by 1.9% from the previous year. Profits attributable to shareholders dropped by 29.7% to RMB 46.47 billion. Taking into account the Company’s profitability, shareholder returns and future development needs, the Board proposed a final dividend of RMB 0.11 per share, which, combined with the interim dividend of RMB 0.09 per share, brings our total annual dividend to RMB 0.2 per share.

During the Board’s three-year term, the global economy has seen a marginal recovery, while China has entered a period of adjustment after growing at a very high rate for more than 30 years. The country is now phasing into a New Normal of slower growth, an improved economic structure and a shift among the drivers of growth. The Board has addressed the quality of development and returns, and it has focused on top-down design to implement strategies for resources, markets, integration, internationalization, differentiation, and green and low-carbon development. The Board’s aim is to realize its vision of building a people-oriented, world-leading energy and chemical company.

In the past three years, the Company has further enhanced its corporate governance and has attached great importance to increase its enterprise value. We return our shareholders and protected investor interests through an improved dividend policy; we set up the Social Responsibility Management Committee to guide the Company on sustainable development, established regulations such as Policy for Composition and Diversity of Board Members, and emphasized the roles played by Board committees and independent Board members; we continued to improve internal control mechanisms and our ability to execute internal control; and we increased corporate transparency by improving information disclosure and investor relations. Sinopec was also keen to make use of the capital markets for corporate development. With support from investors and the public, the Company raised a total of RMB 150 billion in equity through an H share private placement, a conversion of domestic A share convertible bonds, equity financing of Sinopec Canton, and private capital raising in the marketing segment. At the same time, Sinopec financed its capital needs through the issuance of bonds based on market conditions, which effectively improved its capital and debt structure, enhanced enterprise value and supported the rapid development of the Company.

In the past three years, we have deepened reforms throughout the company. We led mixed-ownership reform in China with our marketing business, aiming to transform the segment into a market orientated business through joint efforts with private investors. The initiative laid the foundations for invigorating Sinopec, further increase our competitiveness, advancing the transition to a new model of business and ensuring sustainable growth. We have completed the capital restructuring of the Yizheng Chemical Fiber Company, which accelerated the listing plan for Sinopec Group’s oilfield service business, and we mitigated the negative impacts on Yizheng’s shareholders by preventing the company from being delisted potentially due to three years of consecutive losses. We have also successfully completed the A share reform of the Shanghai Petrochemical Company and Yizheng Chemical Fiber Company, and we have supported Shanghai Petrochemical’s stock option incentive plan. In addition, we have continuously improved our investment management mechanism with a focus on returns, establishing market-oriented operation mechanisms that will let each segment become more specialised and market-based, an initiative that has shown early progress.

Over the past three years, we have been undertaking an overall transition in our business. We have focused on the quality of our development and returns by executing six major strategies with total capital expenditures RMB498.5 billion in the past three years. We increased our upstream reserve and production, upgraded the quality of our refined oil products, strengthened the performance of the marketing segment, realized fast growth in our non-fuel business, and continued to improve our chemical feedstock and product mix. Since 2011, crude oil output has increased by 12.1% and natural gas output has increased by 38.5%, with significant breakthroughs in shale gas development creating favourable prospects for the future. We fully upgraded the quality of our refined oil and were the first to make all of our gasoline and automobile diesel products meet the GB IV national standard; some regions have upgraded product to the GB V. We continued expanding the marketing business. The percentage of our domestic retail sales increased to 68.9%, and the non-fuel business recorded rapid growth, with revenues soaring by 107% as a result of our optimized platform. In order to improve our chemical feedstock and product mix, we raised the proportion of high-value-added products and enhanced our capabilities in risk management. We established the Energy Management and Environmental Protection Department inside the Company, and we plan to invest more than USD5 billion to implement the Clear Water, Blue Sky Scheme and the Energy Efficiency Doubling plan. The level of emissions and energy consumption continued to drop even as the overall level of business activities expanded. Since 2011, the average overall energy intensity has decreased by 5.2%; chemical oxygen demand (COD) in waste water discharged has decreased by 8.1%; and emissions of NHx, sulphur dioxide and NOx have decreased by 9.6%, 20% and 7.4%, respectively.

Over the past three years, we have also strengthened corporate management. We designed and implemented more rigid management regulations after the Qingdao 11/22 incident to ensure continuous improvement of our process flow, production organization, risk controls, security and stability management. Our production and operational costs in different business segments grew more slowly than those of our peers, which enabled us to effectively prevent and withstand sector risks.

In the past three years, we have been promoting technology innovation throughout the Company. Taking a forward-looking perspective, we explored technology system reform and placed a great emphasis on the role of technology in productivity. We strengthened our research in core technologies as well as our fundamental and forward-looking research. We continued our strategy of integrating production, marketing and research processes and sped up the application of scientific research discoveries. We further enhanced our capabilities in innovation and achieved a series of strategic research advances with practical applications. The breakthroughs in our research into shale gas development, new type of coal-to-chemical conversion, new materials, energy conservation and environmental protection have helped us to further improve our industry structure and product mix. During the past three years, we have won seven National Awards for Technological Invention, including one first-place award; 12 National Awards for Science and Technology Progress, including one special prize and three first-place awards; and two National Gold Patent Awards. We have obtained a total of 6,850 domestic and foreign patents. These achievements demonstrate the effectiveness with which the Company has embraced technology to further its development.

In the past three years, we have continued to fulfil our social responsibilities in all aspects of our business. We have joined the Global Compact LEAD and the Caring for Climate initiatives. We conscientiously followed the ten principles of the Global Compact, and made ten voluntary commitments at the Rio+20 Summit. Sinopec supported the United Nations Global Compact China network, hosting two sessions of the China Summit on Caring for Climate. We took the lead in publishing a corporate environment conservation white paper and an Environmental, Social and Governance report for shale gas development, setting an example for Chinese enterprises to collectively cope with climate change. The Company sincerely cares for its staff, actively participating in public welfare initiatives and promoting development that benefits both the business and its various stakeholders.

According to International Financial Reporting Standards, the Company’s operating revenue in 2014 was up by 12.8% from 2011, and total assets and shareholder equity at the end of 2014 were up by 27.2% and 25.2%, respectively, from their levels at the end of 2011. The Company’s announced cash dividends over the three-year period totalled RMB 82.4 billion, while both share price and market capitalization increased. Sinopec Group, with Sinopec Corp. as its core asset, ranked third on the Fortune Global 500 list for 2014. We could not have recorded these achievements without the joint efforts of Sinopec’s Board, management team and employees, as well as the great support of our shareholders and the wider community.

In 2015, the Company continues to face a difficult operating environment, given the compounding effects of the “new normal” growth rate for China’s economy and low international oil prices. We remain determined to meet these challenges proactively. We will continue to encourage innovations, deepen reform and drive the transition of the business, strengthen our business fundamentals with a focus on quality and efficiency, and raise the level of our production and operations based on market conditions. We plan to restrict capital expenditures to RMB 135.9 billion in 2015, which we will use mainly for improving the efficiency of upstream exploration, in particular through the development of unconventional oil and gas exploration and the construction of liquefied natural gas facilities; for revamping refineries and upgrading refined oil products; for developing the new business of coal-to-chemical conversion and the research and production of higher-value-added products; for accelerating the upgrade of service stations; and for continuing to carry out the Clear Water, Blue Sky Scheme and the Energy Efficiency Doubling plan.

Looking forward, Sinopec will vigorously pursue the opportunities to meet its challenges. We are committed to development through the improvement of internal quality and efficiency, and we will maintain our core strategy of driving growth by innovation, in order to transform Sinopec into a scientific and services based company. We hope to gradually shift the industry structure from “petroleum and chemicals” to “energy and materials,” changing the value creation model from a focus on manufacturing to a focus on innovation and services.

As the current term of the Board approaches its end, on behalf of the Board, I would like to express my heartfelt gratitude to our shareholders, our other stakeholders and the community at large for your support and care; and to the Board of Supervisors, management team and all of our employees for your diligent work and devoted cooperation over the years.

The current term of the Board of Directors and the Board of Supervisors will expire in May 2015. Due to regulatory requirements and adjustments in their duties, Mr. Zhang Yaocang, Mr. Cao Yaofeng, Mr. Chen Xiaojin, Mr. Ma Weihua will not renew their terms. They have all been very dedicated members who adhered to their responsibilities as they actively participated in Sinopec Corp.’s decision-making processes. They were crucial in enabling the Board of Directors to make informed decisions and carry out effective oversight. I would like to thank them for their hard work and great contributions to the Company.

The current Board of Directors has already nominated candidates for the new boards. The candidates are all outstanding managers and experts in macroeconomics, finance and securities, corporate management as well as the oil and gas industry. I believe their solid industry backgrounds and professional experience will bring vitality and new perspectives to the boards while strengthening the decision-making and supervisory standards of these two bodies.

I do believe that under the leadership of both the current and the new Board of Directors, together with the dedication of every one of our employees and the sustained support of all our stakeholders, we will continue to make significant progress in deepening reform across all parts of our business and realising our vision for Sinopec Corp., for China and for a better world.

Fu Chengyu
Chairman

Beijing, China
20 March 2015

BUSINESS REVIEW AND PROSPECTS

Mr. Li Chunguang, Board Director and President

BUSINESS REVIEW
In 2014, the global economic recovery remained weak, and China’s GDP grew by 7.4%. The Company, focusing on growth quality and efficiency, further deepened reforms, transformed its growth model and strengthened its management. Through intensified analysis and forecasting of macroeconomy and market trends, we actively responded to the significant change of international crude oil prices while expediting structural adjustments, expanding our markets and enhancing fine management and cost controls. All of these efforts contributed to stable operations of the Company.

1	Market Review

(1)	Crude oil and natural gas
In 2014, international crude oil prices fluctuated at a high level in the first half of the year and plunged in the second half, with a precipitous drop in the fourth quarter. The average spot price of Platts Brent for the year was USD 99.45 per barrel, 8.5% lower than the previous year. China’s demand for natural gas continued to increase in 2014. Chinese Government made further adjustments to the price of existing supplies of non-residential natural gas, thus gradually aligning domestic gas prices with those of alternative energy sources.

(2)	Oil products market
In 2014, Chinese government timely adjusted domestic oil product prices in response to changes in international crude oil prices. In the second half of 2014, domestic oil product prices experienced 11 consecutive cuts as international crude prices plummeted. Affected by slowing economic growth, domestic demand for oil products grew at a lower rate, with diesel demand decreased despite a continued increase in gasoline demand. Statistics show that domestic apparent consumption of oil products (including gasoline, diesel and kerosene) was 269 million tonnes in 2014, up by 2.0% from the previous year.

(3)	Chemicals
In 2014, chemical prices declined continuously. The second half of the year saw a bigger decrease in feedstock costs than in chemical prices, thus improving chemical margins. According to the Company’s statistics, domestic apparent consumption of synthetic resin and synthetic fiber rose by 8.7% and 7.0%, respectively, from the previous year, while apparent consumption of synthetic rubber fell by 1.9% and that of ethylene equivalent grew by 4.9%.

2	Operations Review

(1)	Exploration and production
In 2014, driven by management and technology innovation, we implemented exploration and development programs efficiently and made a number of new findings, some of which are commercial discoveries. With 106.75 billion cubic meters of reserves added to the Fuling shale gas project, China’s first sizable shale gas field came into being. In 2014, newly added proved oil and gas reserves amounted to 431 million barrels. In crude oil development, we focused on improvements to economics through optimal development of new blocks, further development of mature fields and enhancing recovery rates continuously. In natural gas development, we accelerated the capacity construction of major projects, strengthened management of the Puguang gas field and other mature fields, adjusted marketing strategies, expanded sales volume and achieved better economic returns. In shale gas development, the Fuling project’s Phase I construction, with capacity of 5 billion cubic meters per year, progressed smoothly, and daily output of all producing wells exceeded design targets, laying a good foundation for future development. In 2014, production of oil & gas rose by 8.4% to 480.22 million barrels of oil equivalent, among which domestic crude oil production remained flat, while overseas production increased significantly as a result of overseas acquisition at the end of 2013. Natural gas production rose by 8.5% to 716.4 billion cubic feet. Average unit all-in-cost has been well under control.

Summary of Operations for the Exploration and Production Segment

				Change from
	2014	2013	2012	2013 to 2014(%)

Oil and gas production (mmboe)	480.22	442.84	427.95	8.44
Crude oil production (mmbbls)	360.73	332.54	328.28	8.48
China	310.87	310.84	306.60	0.01
Overseas	49.86	21.70	21.68	129.77
Natural gas production (bcf)	716.35	660.18	598.01	8.51

Summary of Reserves of Crude Oil and Natural Gas

Reserves of Crude Oil
(mmbbls)
31 December 2014
Proved Reserves	3,048
Proved Developed Reserves	2,782
Shengli	1,917
Others	548
Total, China	2,465
Overseas	317
Proved Undeveloped Reserves	266
Shengli	105
Others	130
Total, China	235
Overseas	31

Reserves of Natural Gas
(bcf)
31 December 2014
Proved Reserves	6,741
Proved Developed Reserves	6,011
Puguang	2,663
Others	3,324
Total, China	5,987
Overseas	24
Proved Undeveloped Reserves	730
Total, China	728
Overseas	2

Exploration & Production Activities

	As of 31 December
	2014		2014
Wells drilling	gross	net	gross	net
Total, China	310	309	267	267
Shengli	63	63	93	93
Others	247	246	174	174
Overseas	3	1	2	0
Total	313	310	269	267

	China			Oversea
Wells drilled	Total	Shengli	Other	Subsidiaries	Equity-accounted investments
For the year ended December 31, 2014
Exploratory – Productive	337	141	193	—	3
– Dry	187	64	123	—	—
Development – Productive	3,964	2,027	1,614	6	317
– Dry	56	30	26	—	—
For the year ended December 31, 2013
Exploratory – Productive	350	112	238	—	—
– Dry	352	96	256	—	—
Development – Productive	4,513	2,490	2,016	5	2
– Dry	83	39	44	—	—

Unit:Square Kilometers

	As of 31 December
	2014	2013
Acreage with exploration license	960,981	983,680
China	960,981	983,680
Acreage with development license	27,921	26,665
China	22,912	22,563
Overseas	5,009	4,102

(2)	Refining
In 2014, the Company adjusted its product mix in response to the market, increasing production of oil products and high-value-added products for which demand was strong, such as gasoline (especially high-octane gasoline) and jet fuel, further decreasing the diesel to gasoline ratio. We accelerated the quality upgrade of oil products, increasing production of GB IV automotive diesel, with some regions gasoline and diesel upgraded to GB V standard. We effectively controlled costs through improvements in resource allocation, optimising selection of oil to be processed, as well as inventory management. Through tapping our well established advantages in specialisation, margins of lubricants, liquefied petroleum gas (LPG) and asphalt further improved, delivering good economic returns. In 2014, we processed 235 million tonnes of crude oil, up by 1.5% from the previous year, and produced 146 million tonnes of refined oil products, up by 4.2%.

Summary of Operations for the Refining Segment

Unit: million tonnes

	2014	2013	2012	Change from 2013 to 2014 (%)
Refinery throughput	235.38	231.95	221.31	1.48
Gasoline, diesel and kerosene production	146.23	140.40	132.96	4.15
Gasoline	51.22	45.56	40.55	12.42
Diesel	74.26	77.40	77.39	(4.06)
Kerosene	20.75	17.43	15.01	19.05
Light chemical feedstock	39.17	37.97	36.33	3.16
Light products yield (%)	76.52	76.19	76.75	0.33 percentage points
Refinery yield (%)	94.66	94.82	95.15	(0.16) percentage points

Note: Includes 100% of production of joint ventures.

(3)	Marketing and distribution
In 2014, the Company initiated business restructuring in the marketing segment and has launched mixed-ownership reform by introducing private capital. Sinopec Corp. entered into capital increase agreements with 25 investors, established a mechanism aiming to transform the segment into a market orientated business through joint efforts with private investors. The initiative laid the foundations for further reform on the operational systems and mechanisms of our marketing business with the aim of development through innovations.

In 2014, in light of the slower growth of domestic demand for oil products and the particularly weak demand for diesel, we adjusted our marketing strategies, enhancing marketing efforts on high-octane gasoline and jet fuel to increase total sales volume. We expanded our retail volume by using our network and brand advantages, enhancing customer service at service stations. At the same time, we further developed our non-fuel businesses, improved the customer experience and provided one-stop services through our online fuel-card services and self-service mobile apps and equipment. Non-fuel business transaction increased by 28% over 2013 to RMB 17.1 billion. In 2014, total sales volume of refined oil products was 189 million tonnes, up by 5.1% from the previous year, with domestic sales rising by 3.4% to 171 million tonnes and retail rising by 3.6%.

Summary of Operations for Marketing and Distribution Segment

	2014	2013	2012	Change from 2013 to 2014 (%)
Total sales volume of oil products (million tonnes)	189.17	179.99	173.15	5.10
Total domestic sales volume of oil products (million tonnes)	170.97	165.42	158.99	3.36
Retail sales (million tonnes)	117.84	113.73	107.85	3.61
Direct sales & Distribution (million tonnes)	53.13	51.69	51.14	2.79
Annual average throughput per station (tonne/station)	3,858	3,707	3,498	4.07

	31 December 2014	31 December 2013	31 December 2012	Change from the end of the previous year to the end of the reporting period (%)
Total number of service stations under Sinopec brand	30,551	30,536	30,836	0.05
Number of company-operated stations	30,538	30,523	30,823	0.05

(4)	Chemicals
In 2014, confronted by severe market conditions that saw prices of chemicals remaining at anemic levels, the Company cut its feedstock costs by increasing the light feedstock ratio, adjusted its product mix and intensified efforts in R&D, production, and sales of new products. Sales of new polyolefin products and specialty materials accounted for 57.4% of total sales, and high-value-added rubber accounted for 17.4%. The synthetic fiber differentiation rate was 76.7%. In addition, we optimised operations of our manufacturing facilities, adjusted utilisation rates, and shut down facilities with unsatisfactory marginal costs. Ethylene output was up by 7.2% from 2013 to 10.7 million tonnes. Meanwhile, by keeping inventories at low levels and implementing a differentiated marketing strategy, our full-year chemical sales volume increased by 4.4% to 60.79 million tonnes, with all manufactured chemicals sold.

Summary of Operations for Chemicals Segment
Unit: thousand tonnes

	2014	2013	2012	Change from 2013 to 2014 (%)
Ethylene	10,698	9,980	9,452	7.19
Synthetic resin	14,639	13,726	13,343	6.65
Synthetic rubber	939	960	936	(2.19)
Synthetic fiber monomer and polymer	8,383	9,227	8,950	(9.15)
Synthetic fiber	1,315	1,392	1,339	(5.53)

Note: Includes 100% production of joint ventures.

(5)	Research and development
In 2014, the Company fully tapped the functions of research and development in supporting and leading its business operations, stepping up its R&D efforts with remarkable results. In upstream, we successfully completed the well pad drilling test for shale gas development, achieving substantial improvements in efficiency of construction. We developed offshore well safety control technologies to enhance the safety and efficiency of production in offshore oilfields. In refining, we commercialised technologies for high-aromatics-content catalytic diesel hydrogenation, countercurrent continuous reforming and diesel ultra-deep hydrogenation for desulfurizationt. In chemicals, we brought online a demonstration plant for converting syngas to ethylene glycol, marking a breakthrough in coal chemical technologies. We successfully commissioned a demonstration plant for super-imitation-cotton fiber technologies. We also developed bacteria-resistant polypropylene and polypropylene for low-temperature packaging. We applied for a total of 4,968 patents at home and abroad, and 3,011 patents were granted in 2014. During the year, we won one National Patent Gold Award and five Awards of Excellence, two first-place awards and three second-place awards for National Science and Technology Advancement, and two second-place awards for Technology Invention.

(6)	Health, safety and the environment
In 2014, the Company vigorously implemented its green and low-carbon development strategy and its Clear Water, Blue Sky environmental protection plan, advanced its carbon assets management activities, and officially kicked off the Energy Efficiency Doubling initiative. By further integrating efforts in energy conservation, emissions control and carbon reduction, the effectiveness of our energy saving and environmental protection activities improved continuously. Compared with last year, energy intensity was down by 0.6%, industrial water consumption was down by 1.1%, chemical oxygen demand of waste water discharge was down by 2.5%, NHx emissions were down by 4.2%, sulfur dioxide emissions were down by 8.1%, NOx emissions were down by 3.9%, and all hazardous chemicals, discharged water, gas, and solid waste were properly treated.

In 2014, the Company improved its work safety and accountability scheme, conducted safety checks, focused on identification and elimination of potential hazards, stepped up the construction of its emergency response capabilities and its IT applications for safety management, standardised worker protection, and safeguarded the health of its employees. For more detailed information, please refer to our corporate report, Communication on Progress for Sustainable Development.

(7)	Capital expenditures
In 2014, the Company optimised its asset portfolio and investment activities. Total capital expenditures were RMB 154.640 billion, down by 4.2% from the plan made at the beginning of the year. Capital expenditures for exploration and production segment were RMB 80.196 billion, mainly for exploration and production in Jiyang trough, Sichuan Basin, Tahe oilfield, and Ordos Basin, liquefied natural gas (LNG) projects in Shandong and Guangxi, construction of long-distance oil and gas pipeline projects, and the oversea projects. We added crude oil capacity of 4.36 million tonnes per year and natural gas capacity of 5.9 billion cubic meters per year. Capital expenditures for refining segment were RMB 27.957 billion, mainly for refinery revamping and gasoline and diesel quality upgrading projects by subsidiaries in Shijiazhuang, Yangtze, Tahe and Jiujiang. We added refining capacity of 9.5 million tonnes per year, and acquired 37.5% shares of Yanbu Refinery. Capital expenditures for marketing and distribution segment were RMB 26.989 billion, mainly for developing and renovating service stations and for building oil product pipelines and oil depots. We added 556 service stations for the year. Capital expenditures for chemicals segment were RMB 15.850 billion, mainly for the coal chemical plant at Sinopec Great Wall Energy and Chemical Industry (Ningxia) Company Ltd. and the Qilu acrylonitrile project. We added ethylene capacity of 190,000 tonnes per year and synthetic resin capacity of 600,000 tonnes per year. Capital expenditures for corporate and others were RMB 3.648 billion, mainly for R&D facilities and IT application projects.

(8)	Oil & gas reserve appraisal principles
We manage our reserves estimation through a two-tier management system. Our Oil and Natural Gas Reserves Management Committee, or the RMC, at our headquarters level oversees the overall reserves estimation process and reviews the reserves estimation of our company. Each of our Branches has a reserves management committee that manages the reserves estimation process and reviews the reserves estimation report at the branches level.

Our RMC is chaired by Mr. Wang Zhigang, one of our senior vice presidents, and is co-led by our deputy chief geologist and our director general of our exploration and production segment. Mr. Wang holds a Ph.D. degree in geology from Geology and Geo-physics Research Institute of the China Academy of Science and has over 30 years of experience in oil and gas industry. Our RMC also consists of 31 other members who are senior management members in charge of exploration and development activities at production bureau level. A majority of our RMC members hold doctor’s or master’s degrees and our RMC members have an average of 20 years of technical experience in relevant industry fields, such as geology, engineering and economics.

Our reserves estimation is guided by procedural manuals and technical guidance. Initial collection and compilation of reserves information are conducted by different working divisions, including exploration, development, financial and legal divisions, at production bureau level. Exploration and development divisions collectively prepare the initial report on reserves estimation. Together with technical experts, reserves management committees at subsidiary level then review to ensure the qualitative and quantitative compliance with technical guidance and accuracy and reasonableness of the reserves estimation. The RMC is primarily responsible for the management and coordination of the reserves estimation process, review and approval of annual changes and results in reserves estimation and disclosure of our proved reserves. We also engage outside consultants who assist us to be in compliance with the U.S. Securities and Exchange Commission rules and regulations. Our reserves estimation process is further facilitated by a specialised reserves database which is improved and updated periodically.

BUSINESS PROSPECTS

(1)	Market analysis
The 2015 world economy is expected to continue its slow recovery while China’s economy will enter a New Normal state of slower growth. The international crude oil price is projected to remain anaemic. Domestic demand for refined oil products is to grow steadily with product mix further adjusted, quality gradually upgraded. Domestic demand for major chemicals is to grow step by step.

(2)	Operations
In 2015, the Company will focus on improving the quality and efficiency of growth while deepening reforms, transforming its development model, and implementing rigorous management programs. We will put more emphasis on restructuring, resource optimisation, innovation and risk control. Key measures are as follows:

Exploration and production: In response to low oil prices, the Company will integrate reserves, production, investment, costs and earnings and will seek to optimise its exploration activities, lower its development costs, and increase commercial yields for oil and gas. In exploration, we will focus on making commercial discoveries, exploiting reserve potential in frontier areas and other key promising regions, and improving the success rate of exploration. In development, we will select projects and production targets based on oil price level. We will also further develop mature fields and put technologies that significantly enhance recovery into wide operation. In addition, we will facilitate development of shale gas to fast-track shale gas projects and expedite capacity-building projects for natural gas. In 2015, we plan to produce 300 million barrels of crude oil in China, 48 million barrels from our oversea assets, and 886.3 billion cubic feet of natural gas.

Refining: The Company will optimise crude procurement and resource allocation to reduce costs, take better advantage of our economies of scale to control unit costs, and upgrade oil product quality to increase the supply of clean fuels. We will also strengthen the integration of production and sales, adjust our product slate and utilisation rates, and increase the output of higher-value-added products which are well received by market. In addition, we will seek to unlock the potential value of specialisation, improve our sales networks, and enhance the marketing of lubricants, LPG, asphalt and other products. In 2015, we plan to refine 243 million tonnes of crude oil and produce 152 million tonnes of oil products.

Marketing and distribution: The Company will proactively explore to innovate on operational systems and mechanisms with an aim to transform Sinopec from an oil products supplier into an integrated services provider. To ensure maximum profits, the Company will improve its market analysis based on fundamental changes in the market and operate with low inventory levels to mitigate risks and facilitate adjustments to its marketing structure. We will expand our retail sales volume and increase per station pumped volume. We will accelerate the planning and construction of our oil product pipelines to optimise our marketing network, carry out differentiated marketing strategies and increase customer loyalty by providing tailor-made services. We will also develop our non-fuel businesses on the basis of specialisation and market orientation to increase both scale and profits of the business. In 2015, we plan to sell 173 million tonnes of oil products in the domestic market.

Chemicals: The Company will further adjust its feedstock structure, lower feedstock costs, accelerate improvements in its product mix, and strengthen the integration of manufacturing, marketing and R&D. We will increase the production of higher-value-added products which are well received by markets, enhance the development, production and promotion of new products, fine-tune facilities operations and utilisation rates according to profit margins, take advantage of our strengths in marketing network and improve our sales performance. In 2015, we plan to produce 10.9 million tonnes of ethylene.

R&D: We will continue to implement the strategies of development driven by innovations. Areas of focus for R&D include shale oil and gas exploration and development, oil and gas recovery enhancement technologies aiming to increase production and reserve, biofuels, heavy oil refining, clean fuels for quality upgrading, new catalytic materials, high-performance synthetic chemicals and fine chemicals to promote restructuring of product mix. In addition, we will develop and apply technologies that are greener and less carbon-intensive, thus conserving energy while preserving the environment. We will continue to emphasise fundamental and forward-looking R&D activities to improve the Company’s innovation for the purpose of supporting and driving its transformative growth.

Capital expenditures: In 2015, the Company will look to improve its project portfolio and investment plan based on market conditions. Our capital expenditure budget for the year is RMB 135.9 billion, of which exploration and production segment accounts for RMB 68.2 billion, mainly for Fuling shale gas project construction, exploration and development projects in Shengli oilfield, Sichuan Basin, Tahe oilfield, Junggar Basin, and Ordos Basin as well as Guangxi and Tianjin LNG projects; gas pipelines; and overseas projects. Refining segment accounts for expenditures of RMB 24.0 billion, mainly for revamping Qilu and Jiujiang refineries, as well as product quality projects such as gasoline adsorbent desulfurization and diesel hydrogenation. Marketing and distribution segment accounts for expenditures of RMB 22.6 billion, mainly for revamping service stations, constructing the product pipeline networks, optimising the distribution of tank farms, and improving facilities for service stations and non-fuel businesses to develop integrated service with an aim to support new businesses. Chemicals segment accounts for expenditures of RMB15.1 billion, mainly for the Jinling propylene oxide and LPG utilisation projects and the Hainan PX phase II project. Corporate and others segment accounts for expenditures of RMB 6.0 billion, mainly for R&D facilities and IT projects.

In 2015, the Company will proactively adapt to the “new normal” situation of macroeconomy, building up new drivers for development, continuously improving its overall strength and competitiveness in the global arena, as well as capabilities to maintan sustainable growth and striving to achieve remarkable results.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING FINANCIAL DATA WERE ABSTRACTED FROM THE COMPANY’S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE IFRS, UNLESS OTHERWISE STATED. THE PRICES IN THE FOLLOWING DISCUSSION DO NOT INCLUDE VALUE-ADDED TAX.

1	CONSOLIDATED RESULTS OF OPERATIONS

In 2014, the Company’s turnover and other operating revenues were RMB 2,825.9 billion, decreased by 1.9% compared with that of 2013. The operating profit was RMB 73.5 billion, representing a year on year decrease of 24.1%.

The following table sets forth the main revenue and expenses from the Company’s consolidated financial statements:

	Years ended 31 December
	2014	2013	Change
	(RMB millions)	(RMB millions)	(%)
Turnover and other operating revenues	2,825,914	2,880,311	(1.9)
Turnover	2,781,641	2,833,247	(1.8)
Other operating revenues	44,273	47,064	(5.9)
Operating expenses	(2,752,427)	(2,783,526)	(1.1)
Purchased crude oil, products, and operating supplies and expenses	(2,334,399)	(2,371,858)	(1.6)
Selling, general and administrative expenses	(68,374)	(69,928)	(2.2)
Depreciation, depletion and amortisation	(90,097)	(81,265)	10.9
Exploration expenses (including dry holes)	(10,969)	(12,573)	(12.8)
Personnel expenses	(57,233)	(55,353)	3.4
Taxes other than income tax	(191,202)	(190,672)	0.3
Other operating expense, net	(153)	(1,877)	(91.8)
Operating profit	73,487	96,785	(24.1)
Net finance costs	(14,229)	(4,246)	235.1
Investment income and share of profits less losses from associates and jointly controlled entities	6,246	2,513	148.5
Profit before taxation	65,504	95,052	(31.1)
Income tax expense	(17,571)	(24,763)	(29.0)
Profit for the year	47,933	70,289	(31.8)
Attributable to:
Equity shareholders of the Company	46,466	66,132	(29.7)
Non-controlling interests	1,467	4,157	(64.7)

(1)	Turnover and other operating revenues
In 2014, the Company’s turnover was RMB 2,781.6 billion, representing a decrease of 1.8% over 2013. This was mainly attributable to the decline of crude oil and petrochemical products prices.

The following table sets forth the external sales volume, average realised prices and respective rates of change of the Company’s major products in 2014 and 2013:

	Sales volume			Average realised price
	(thousand tonnes)			(RMB/tonne, RMB/thousand cubic meters)
	Years ended 31 December		Change (%)	Years ended 31 December		Change (%)
	2014	2013		2014	2013
Crude oil	8,864	7,604	16.6	4,008	4,253	(5.8)
Domestic	8,780	7,582	15.8	4,001	4,252	(5.9)
Oversea	84	22	281.8	4,691	4,678	0.3
Natural gas (million cubic meters)	16,661	15,907	4.7	1,589	1,336	18.9
Gasoline	64,083	59,482	7.7	8,339	8,498	(1.9)
Diesel	102,724	99,855	2.9	6,647	7,050	(5.7)
Kerosene	21,845	20,162	8.3	5,710	6,116	(6.6)
Basic chemical feedstock	27,277	25,838	5.6	6,151	6,870	(10.5)
Monomer and polymer for synthetic fibre	6,479	6,856	(5.5)	7,223	8,167	(11.6)
Synthetic resin	11,584	10,696	8.3	9,684	9,631	0.6
Synthetic fibre	1,430	1,488	(3.9)	9,436	10,356	(8.9)
Synthetic rubber	1,205	1,346	(10.5)	10,554	12,214	(13.6)
Chemical fertiliser	598	1,129	(47.0)	1,686	1,698	(0.7)

Most of crude oil and a portion of natural gas produced by the Company were internally used for refining and chemical production, with the remaining sold to other customers. In 2014, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 69.6 billion, an increase of 14.3% over 2013. The change was mainly due to the increase in sales volume of crude oil and increase in sales volume and prices of natural gas in 2014.

In 2014, petroleum products (mainly consisting of oil products and other refined petroleum products) sold by Refining Segment and Marketing and Distribution Segment achieved external sales revenues of RMB 1,633.9 billion, accounting for 58.7% of the Company’s turnover and other operating revenues, representing a decrease of 2.8% over 2013 mainly due to the decline of various refinery products prices and sales volume decrease of other refined petroleum products which offset the effect of increase in gasoline, diesel and kerosene sales volumes. The sales revenue of gasoline, diesel and kerosene was RMB 1,342.0 billion, representing an increase of 0.7% over 2013, and accounting for 82.1% of the total sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 291.9 billion, representing a decrease of 16.0% compared with 2013, accounting for 17.9% of the total sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 357.0 billion, representing a decrease of 4.6% over 2013, accounting for 12.8% of the Company’s total turnover. This was mainly due to the decline of chemical product prices which offset the sales volume increase of basic chemical feedstock and synthetic resin.

(2)	Operating expenses
In 2014, the Company’s operating expenses were RMB 2,752.4 billion, decreased by 1.1% compared with 2013. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 2,334.4 billion, representing a decrease of 1.6% over the same period of 2013, accounting for 84.8% of the total operating expenses, of which:

Crude oil purchasing expenses were RMB 837.4 billion, representing a decrease of 4.2% over the same period of 2013. Throughput of crude oil purchased externally in 2014 was 177.29 million tonnes (excluding the volume processed for third parties), representing a decrease of 0.6% over the same period of 2013. The average cost of crude oil purchased externally was RMB 4,724 per tonne, representing a drop of 3.6% against 2013.

The Company’s other purchasing expenses were RMB 1,497.0 billion, remains basically the same with that of 2013.

Selling, general and administrative expenses of the Company totaled RMB 68.4 billion, representing a decrease of 2.2% over 2013.

Depreciation, depletion and amortization expenses of the Company were RMB 90.1 billion, representing an increase of 10.9% as compared with 2013. This was mainly due to the increased investment in fixed assets.

Exploration expenses were RMB 11.0 billion, representing a decrease of 12.8% compared with 2013, mainly due to the Company’s optimisation of exploration investment, improvement in exploration success rate as well as effective reduction in exploration expenses.

Personnel expenses were RMB 57.2 billion, representing an increase of 3.4% over 2013.

Taxes other than income tax were RMB 191.2 billion, representing an increase of 0.3% compared with 2013. This was mainly due to the increase of RMB 3.4 billion in consumption tax as a result of increased consumption tax rate, as well as the RMB 0.6 billion increase in city construction tax and educational surcharge; meanwhile the special oil income levy decreased by RMB 3.4 billion as a result of decreased oil price.

Other operating expense (net amount) were RMB 0.2 billion.

(3)	Operating profit was RMB 73.5 billion, representing a decrease of 24.1% compared with 2013.

(4)
Net finance costs were RMB 14.2 billion, representing an increase of 235.1% over 2013. Of which: the net interest expense of the Company was RMB 9.4 billion, representing an increase of RMB 0.4 billion over 2013; gains from foreign exchange decreased by RMB 2.9 billion as compared with 2013 due to the RMB appreciation slower than that in 2013; for the convertible bonds issued by the Company, unrealised loss from fair value change of the period was RMB 4.6 billion, compared with unrealised gains of RMB 2 billion in the same period of 2013.

(5)	Profit before taxation was RMB 65.5 billion, representing a decrease of 31.1% as compared with 2013.

(6)	Tax expense was RMB 17.6 billion, representing a decrease of RMB 7.2 billion as compared with 2013.

(7)	Profit attributable to non-controlling interests of the Company was RMB 1.5 billion, representing a decrease of RMB 2.7 billion comparing with 2013.

(8)	Profit attributable to equity shareholders of Sinopec Corp. was RMB 46.5 billion, representing a decrease of 29.7% compared with 2013.

2	RESULTS OF SEGMENT OPERATIONS
The Company manages its operations through four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include other operating revenues.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Operating revenues		As a percentage of consolidated operating revenue before elimination of inter-segment sales		As a percentage of consolidated operating revenue after elimination of inter-segment sales
	Year ended 31 December		Year ended 31 December		Year ended 31 December
	2014	2013	2014	2013	2014	2013
	RMB millions		(%)	(%)	(%)	(%)
Exploration and Production Segment
External sales*	86,053	83,489	1.8	1.7	3.0	2.9
Inter-segment sales	141,544	158,618	3.0	3.3
Operating revenues	227,597	242,107	4.8	5.0
Refining Segment
External sales*	180,851	200,265	3.8	4.1	6.4	7.0
Inter-segment sales	1,092,244	1,111,004	23.3	22.9
Operating revenues	1,273,095	1,311,269	27.1	27.0
Marketing and Distribution Segment
External sales*	1,471,160	1,496,084	31.2	30.8	52.1	51.9
Inter-segment sales	5,446	6,330	0.1	0.1
Operating revenues	1,476,606	1,502,414	31.3	30.9
Chemicals Segment
External sales*	365,277	381,588	7.7	7.9	12.9	13.2
Inter-segment sales	62,208	55,999	1.3	1.2
Operating revenues	427,485	437,587	9.0	9.1
Corporate and Others
External sales*	722,573	718,885	15.3	14.8	25.6	25.0
Inter-segment sales	587,663	640,224	12.5	13.2
Operating revenues	1,310,236	1,359,109	27.8	28.0
Operating revenue before elimination of inter-segment sales	4,715,019	4,852,486	100.0	100.0
Elimination of inter-segment sales	(1,889,105)	(1,972,175)
Consolidated operating revenues	2,825,914	2,880,311			100.0	100.0

*: Other operating revenues are included.

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage change of 2014 compared to 2013.

	Year ended 31 December
	2014	2013	Change
	RMB millions		(%)
Exploration and Production Segment
Operating revenues	227,597	242,107	(6.0)
Operating expenses	180,540	187,314	(3.6)
Operating profit	47,057	54,793	(14.1)
Refining Segment
Operating revenues	1,273,095	1,311,269	(2.9)
Operating expenses	1,275,049	1,302,670	(2.1)
Operating (loss)/profit	(1,954)	8,599	—
Marketing and Distribution Segment
Operating revenues	1,476,606	1,502,414	(1.7)
Operating expenses	1,447,157	1,467,271	(1.4)
Operating profit	29,449	35,143	(16.2)
Chemicals Segment
Operating revenues	427,485	437,587	(2.3)
Operating expenses	429,666	436,719	(1.6)
Operating (loss)/profit	(2,181)	868	—
Corporate and others
Operating revenues	1,310,236	1,359,109	(3.6)
Operating expenses	1,311,299	1,362,521	(3.8)
Operating loss	(1,063)	(3,412)	(68.8)
Elimination of inter-segment profit	2,179	794	—

(1)	Exploration and Production Segment
Almost all of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical operations. Most of the natural gas and a small portion of crude oil were sold externally to other customers.

In 2014, the operating revenues of this segment were RMB 227.6 billion, representing a decrease of 6.0% over 2013. This was mainly attributable to the decrease in crude oil price and sales volume.

In 2014, the segment sold 43.37 million tonnes of crude oil, representing a decrease of 2.0% over 2013. Natural gas sales volume was 17.98 billion cubic meters, representing an increase of 5.8% over 2013. Average realised price of crude oil and natural gas were RMB 3,944 per tonne and RMB 1,599 per thousand cubic meters , representing a decrease of 6.0% and an increase of 17.6% respectively over 2013.

In 2014, the operating expenses of this segment were RMB 180.5 billion, representing a decrease of 3.6% over 2013. The decrease was mainly due to the following:

•      Exploration expenses decreased by RMB 1.6 billion owing to the optimisation of exploration investment;

•      Special oil income levy and resources tax dropped by RMB 3.4 billion owing to decline of crude oil price;

•      Other operation expenses decreased by 6.1 billion due to the decrease of raw material sales expenses which is related to the drop of sales revenue.

•      Depreciation, depletion and amortization increased by RMB 4.8 billion.

In 2014, the oil and gas lifting cost was RMB 804 per tonne, representing a year-on-year increase of 0.5%, and the deceleration in cost increase is mainly attributable to the strict control over costs.

In 2014, the operating profit of the exploration and production segment were RMB 47.1 billion, representing a decrease of 14.1% as compared with 2013 which is mainly attributable to decrease of crude oil price.

(2)	Refining Segment
Business activities of the refining segment include purchasing crude oil from third parties and the exploration and production segment of the Company, as well as processing crude oil into refined petroleum products. Gasoline, diesel and kerosene are sold internally to the marketing and distribution segment of the Company; part of the chemical feedstock is sold to the chemicals segment of the Company; and other refined petroleum products are sold to both domestic and overseas customers.

In 2014, the operating revenues of this segment totaled RMB 1,273.1 billion, representing a decrease of 2.9% against 2013. This was mainly attributable to the decreased price of refined oil products.

The following table sets forth the sales volumes, average realised prices and the respective changes of the Company’s major refined oil products of the segment in 2014 and 2013.

	Sales Volume (thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December		Change	Year ended 31 December		Change
	2014	2013	(%)	2014	2013	(%)
Gasoline	47,786	42,759	11.8	7,784	7,879	(1.2)
Diesel	67,945	72,402	(6.2)	6,288	6,571	(4.3)
Kerosene	12,410	11,944	3.9	5,705	6,116	(6.7)
Chemical feedstock	37,690	36,353	3.7	5,333	5,722	(6.8)
Other refined petroleum products	49,901	51,207	(2.6)	3,943	4,136	(4.7)

In 2014, sales revenues of gasoline was RMB 372.0 billion, representing an increase of 10.4% against 2013.

The sales revenues of diesel were RMB 427.2 billion, representing a decrease of 10.2% against 2013.

The sales revenues of kerosene were RMB 70.8 billion, representing a decrease of 3.1% against 2013.

The sales revenues of chemical feedstock were RMB 201.0 billion, representing a decrease of 3.4% compared with 2013.

The sales revenues of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock were RMB 196.8 billion, representing a decrease of 7.1% against 2013.

In 2014, the segment’s operating expenses were RMB 1,275.0 billion, representing a decrease of 2.1% against 2013, mainly attributable to the decline in procurement cost of crude oil.

In 2014, the average processing cost for crude oil was RMB 4,695 per tonne, representing a decrease of 3.3 % over 2013. Total crude oil processed was 223.88 million tonnes (excluding volume processed for third parties), representing an increase of 0.3% over 2013. The total cost of crude oil processed was RMB 1,051.2 billion, representing a decrease of 3.0% against 2013.

In 2014, refining gross margin was RMB 213.0 per tonne, representing a decrease of RMB 48.1 per tonne compared with 2013. This was mainly attributable to continuous decline of international crude oil price, as well as relatively long time cycle from purchased feedstock to products for sale which resulted in narrowed spread between prices of feedstock and products.

In 2014, the unit refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, then divided by the throughput of crude oil and refining feedstock) was RMB 165.9 per tonne, representing a decrease of 1.5% over 2013. This was mainly attributed to enhancement of internal management and reduction on all sorts of expenses.

In 2014, the operating loss of the segment totaled RMB 2.0 billion, representing a decrease of RMB 10.6 billion as compared with 2013.

(3)	Marketing and Distribution Segment
The business of the marketing and distribution segment includes purchasing refined oil products from the refining segment and third parties, conducting wholesale and direct sales to domestic customers and distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In 2014, the operating revenues of this segment were RMB 1,476.6 billion, a decrease of 1.7% over 2013. Of which: the sales revenues of gasoline totaled RMB 535.2 billion, which increased by 5.8% compared with 2013; The sales revenues of diesel were RMB 686.4 billion, a decrease of 3.1% over 2013, and the sales revenues of kerosene were RMB 124.7 billion , an increase of 0.8% over 2013.

The following table sets forth the sales volumes, average realised prices, and the respective percentage changes of the segment’s four major refined oil products in 2014 and 2013, including detailed information about retail, direct sales and wholesale of gasoline and diesel:

	Sales Volume (Thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December		Change	Year ended 31 December		Change
	2014	2013	(%)	2014	2013	(%)
Gasoline	64,190	59,523	7.8	8,338	8,498	(1.9)
Retail	53,003	49,733	6.6	8,585	8,690	(1.2)
Direct sales and wholesale	11,187	9,791	14.3	7,166	7,524	(4.8)
Diesel	103,255	100,477	2.8	6,648	7,049	(5.7)
Retail	55,934	58,148	(3.8)	7,029	7,325	(4.0)
Direct sales and wholesale	47,322	42,328	11.8	6,196	6,671	(7.1)
Kerosene	21,845	20,232	8.0	5,710	6,116	(6.6)
Fuel oil	25,537	33,100	(22.8)	4,016	4,333	(7.3)

In 2014, the operating expenses of the segment were RMB 1,447.2 billion, representing a decrease of RMB 20.1 billion or 1.4% as compared with that in 2013. This was mainly due to decreased procurement costs resulting from the decrease of oil products price.

In 2014, the segment’s marketing cash operating cost (defined as the operating expenses less purchase costs, taxes other than income tax, depreciation and amortisation, and then divided by the sales volume) were RMB 192.8 per tonne, representing a decrease of 1.7% compared with that of 2013.

In 2014, the operating profit of this segment was RMB 29.4 billion, representing a decrease of 16.2% compared with 2013, mainly attributable to eleven downward adjustments on domestic oil product prices in second half year of 2014, which imposed impacts via digesting high cost inventory.

(4)	Chemicals Segment
The business activities of the chemicals segment include purchasing chemical feedstock from refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

In 2014, the operating revenues of the chemicals segment were RMB 427.5 billion, representing a decrease of 2.3% as compared with that of 2013, which was mainly attributable to the drop of chemical product prices.

Sales revenue generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic rubber, synthetic fibre monomer and polymer, synthetic fibre and chemical fertiliser) totaled RMB 405.4 billion, representing a decrease of 2.6% as compared with 2013, and accounting for 94.8% of the operating revenues of the segment.

The following table sets forth the sales volume, average realised prices and respective percentage changes of each of the segment’s six categories of chemical products in 2014 and 2013.

	Sales Volume (Thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December		Change	Year ended 31 December		Change
	2014	2013	(%)	2014	2013	(%)
Basic organic chemicals	35,788	32,971	8.5	6,118	6,764	(9.6)
Synthetic fibre monomer and polymer	6,496	6,883	(5.6)	7,220	8,161	(11.5)
Synthetic resin	11,603	10,700	8.4	9,679	9,631	0.5
Synthetic fibre	1,430	1,488	(3.9)	9,436	10,356	(8.9)
Synthetic rubber	1,207	1,349	(10.5)	10,549	12,203	(13.6)
Chemical fertiliser	598	1,129	(47.0)	1,686	1,698	(0.7)

In 2014, the operating expenses of the chemicals segment were RMB 429.7 billion, representing a decrease of 1.6% over 2013. This was mainly attributable to the decline of chemical feedstock prices, and as a result, decreased the relative cost by RMB 12.1 billion or 3.3% over 2013.

In 2014, the operating loss of this segment was RMB 2.2 billion, compared with an operating profit of RMB 0.9 billion in 2013.

(5)	Corporate and Others
The business activities of corporate and others mainly consists of import and export business activities of the Company’s subsidiaries, research and development activities of the Company, and managerial activities of headquarters.

In 2014, the operating revenues generated from corporate and others were RMB 1,310.2 billion (among which the sales revenue of specialised companies, such as trading companies, account for RMB 1,306.1 billion), representing a decrease of 3.6% against 2013 mainly attributed to the decline in trading price of crude oil and refined oil products caused by price drop of international crude oil.

In 2014, the operating expense of corporate and others was RMB 1,311.3 billion, representing a decrease of 3.8% against 2013, among which, RMB 1,304.3 billion was from specialised companies, such as trading companies.

In 2014, the operating loss from corporate and others was RMB 1.1 billion, in which the specialised trading companies realised operating profit of RMB 1.8 billion.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS
The major funding source of the Company is its operating activities and short-term and long-term loans. The major use of funds includes operating expense, capital expenditures, and repayment of the short-term and long-term debts.

(1)	Assets, liabilities and equity	Unit: RMB millions

	At 31 December	At 31 December	Amount of
	2014	2013	Change
Total assets	1,451,368	1,382,916	68,452
Current assets	360,144	373,010	(12,866)
Non-current assets	1,091,224	1,009,906	81,318
Total liabilities	805,791	761,290	44,501
Current liabilities	604,257	571,822	32,435
Non-current liabilities	201,534	189,468	12,066
Total equity attributable to equity shareholders of the Company	593,041	568,803	24,238
Share capital	118,280	116,565	1,715
Reserves	474,761	452,238	22,523
Non-controlling interests	52,536	52,823	(287)
Total equity	645,577	621,626	23,951

As at 31 December 2014, the Company’s total assets were RMB 1,451.4 billion, representing an increase of RMB 68.5 billion compared with that at the end of last year, of which:

Current assets were RMB 360.1 billion, representing a decrease of RMB 12.9 billion compared with that at the end of 2013. The major changes came from the amount decrease in inventories by RMB 33.7 billion, bill receivable by RMB 14.8 billion, and increase in account receivable by RMB 22.4 billion, prepaid expenses and other current assets by RMB 18.3 billion caused by increased receivables under derivative financial instruments yet to be due.

Non-current assets were RMB 1,091.2 billion, representing an increase of RMB 81.3 billion as compared with that at the end of 2013. This was mainly due to the implementation of planned investment activities; of which, property, plant and equipment (net) increased by RMB 33.9 billion, construction in progress increased by RMB 17.0 billion, and long-term prepayments and other assets increased by RMB 19.2 billion caused by newly added land use right and service station operating authorisation.

The Company’s total liabilities were RMB 805.8 billion, representing an increase of RMB 44.5 billion compared with that at the end of 2013, of which:

Current liabilities were RMB 604.3 billion, representing an increase of RMB 32.4 billion as compared with that at the end of 2013. This was mainly because short-term loans increased by RMB 14.3 billion, accrued expenses and other payables increased by RMB 24.5 billion caused by increase in derivative financial instruments yet to be due, delayed payment of investment and other advance accounts.

Non-current liabilities were RBM 201.5 billion, representing a increase of RMB 12.1 billion compared with that at the end of 2013. This was mainly because of the increase of long-term debts by RMB 5.3 billion, estimated liabilities by RMB 3.6 billion due to the provision for future dismantling of oil and gas assets.

Total equity attributable to owners of the company was RMB 593.0 billion, representing an increase of RMB 24.2 billion compared with that at the end of 2013, which was mainly due to the increase in reserves.

(2)	Cash Flow
The following table sets forth the major items in the consolidated cash flow statements for 2014 and 2013.
Unit: RMB millions

Major items of cash flows	Year ended 31 December
	2014	2013
Net cash generated from operating activities	148,347	151,893
Net cash used in investing activities	(132,633)	(178,740)
Net cash (used in)/generated from financing activities	(21,421)	31,519
(Decrease)/increase of cash and cash equivalents	(5,707)	4,672

In 2014, the net cash generated from operating activities of the company was RMB 148.3 billion, representing a decrease of RMB 3.6 billion as compared with 2013. This was mainly attributable to the decrease in profit before taxation and improvement on working capital.

In 2014, the net cash used in investing activities was RMB 132.6 billion, representing a decrease of RMB 46.1 billion over 2013. This was mainly attributable to the stricter control on investment, in which capital expenditure and exploration expenses decreased by RMB 30.6 billion, oversea acquisitions, investments in associates and joint ventures decreased by RMB 17.1 billion compared with 2013.

In 2014, the net cash outflow generated from the Company’s financing activities was RMB 21.4 billion, representing a decrease of RMB 52.9 billion against 2013. The year on year cash decrease mainly caused by proceeds from issuing shares , contributions to subsidiaries from non-controlling interests and interest bearing debt financing, which negatively affected cash from financing activities by RMB 19.4 billion, RMB 8.6 billion and RMB 23.5 billion respectively.

(3)	Contingent Liabilities
Please refer to “Material Guarantee Contracts and Their Performances” in the “Significant Events” section.

(4)	Capital Expenditures
Please refer to “Capital Expenditures” in the “Business Review and Prospects” section of this report.

(5)	Research & development expenses and expenditures on environmental protection
Research & development expenses refer to the expenses recognised as expenditures when they occur. In 2014, the expenditure for research & development was RMB 5.62 billion.

(6)	Measurement of fair values of derivatives and relevant system

Items relevant to measurement of fair values
Unit: RMB millions

Items	Beginning of the year	Profits and losses from variation of fair values in the current year	Accumulated variation of fair values recorded as equity	Impairment loss provision of the current year	End of the year
Financial assets
1.Derivative financial assets	87	376	—	—	1,222
2.Available-for-sale financial assets	1,964	—	(1,658)	—	183
3.Cash flow hedging	4,577	—	—	—	11,400
Subtotal of financial assets	6,628	376	(1,658)	—	12,805
Financial liabilities	(3,172)	(4,611)	(5,458)	—	(22,278)
Totals	3,456	(4,235)	(7,116)	—	(9,473)

Information concerning financial assets and liabilities held in foreign currencies;

Unit: RMB millions

Items	Beginning of the year	Profits and losses from variation of fair values of the current year	Accumulated variation of fair values recorded into equity	Impairment loss provision of the current year	End of the year
Financial assets*
1.Derivative financial assets	87	376	—	—	1,222
2.Loans and receivables	53,362	—	—	—	95,583
3.Available-for-sale financial assets	82	—	74	—	152
4.Held-to-maturity investments	—	—	—	—	—
5.Cash flow hedging	4,577	—	—	—	11,400
Subtotal of financial assets	58,108	376	74	—	108,357
Financial liabilities*	(211,817)	84	(5,458)	—	(302,453)

*:	The financial assets and liabilities held by the Company in foreign currencies were mostly those held by its overseas subsidies, which were recognised in their functional currencies.

4	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER ASBE
The major differences between the Company’s financial statements prepared under ASBE and IFRS are set out in Section C of the financial statements of the Company on page 196 of this report.

(1)	Under ASBE, the operating income and operating profit or loss by reportable segments were as follows:

	Year ended 31 December
	2014	2013
	RMB millions	RMB millions
Operating income
Exploration and Production Segment	227,597	242,107
Refining Segment	1,273,095	1,311,269
Marketing and Distribution Segment	1,476,606	1,502,414
Chemicals Segment	427,485	437,587
Corporate and Others	1,310,236	1,359,109
Elimination of inter-segment sales	(1,889,105)	(1,927,175)
Consolidated operating income	2,825,914	2,880,311
Operating profit/(loss)
Exploration and Production Segment	46,309	54,476
Refining Segment	(1,982)	9,745
Marketing and Distribution Segment	29,753	35,633
Chemicals Segment	(2,164)	631
Corporate and Others	(2,982)	(3,686)
Elimination of inter-segment sales	2,179	1,251
Financial expenses, investment income and loss from changes in fair value	(5,632)	(1,597)
Consolidated operating profit	65,481	96,453
Net profit attributable to equity shareholders of the Company	47,430	67,179

Operating profit: In 2014, the operating profit of the Company was RMB 65.5 billion, representing a decrease of RMB 31.0 billion as compared with 2013. This was mainly because of sharp drop of crude oil price, along with the weakness of petrochemical market resulted in decline in prices of company’s major products.

Net profit: In 2014, the net profit attributable to the equity shareholders of the Company was RMB 47.4 billion, representing a decrease of RMB 19.7 billion or 29.4% comparing with 2013.

(2)	Financial data prepared under ASBE

	As at 31	As at 31
	December of 2014	December of 2013	Change
	RMB millions	RMB millions
Total assets	1,451,368	1,382,916	68,452
Long-term liabilities	200,016	187,834	12,182
Shareholders’ equity	647,095	623,260	23,835

Total assets: at the end of 2014, the Company’s total assets were RMB 1,451.4 billion, representing an increase of RMB 68.5 billion compared with that at the end of 2013. This was mainly due to: a) inventory decreased by RMB 33.7 billion because of the decrease in crude oil and refined oil product prices; b) bills receivable decreased by RMB 14.8 billion; c) accounts receivable increased by RMB 22.4 billion; d) other account receivable (net) increased by RMB 16.1 billion caused by increased receivables under derivative financial instruments yet to be due;
e) implementation of planned investment activities; of which, property, plant and equipment (net) increased by RMB 33.9 billion, intangible assets increased by RMB 18.4 billion, construction in progress increased by RMB 17.0 billion, and long-term equity investments increased by RMB 5.3 billion.

Long-term liabilities: at the end of 2014, the Company’s long-term liabilities were RMB 200.0 billion, representing an increase of
RMB 12.2 billion compared with that at the end of 2013. This was mainly attributable to: a) long-term borrowings increased by
RMB 21.0 billion; b) Provisions increased by RMB 3.6 billion due to the provision for future dismantling costs of oil and gas properties;
c) debentures payable decreased by RMB 15.6 billion.

Shareholders’ equity: at the end of 2014, the shareholders’ equity of Sinopec Corp. was RMB 647.1 billion, representing an increase of RMB 23.8 billion as compared with that at the end of 2013. This was mainly attributable to: a) capital reserves increased by RMB 11.8 billion due to partial execution of convertible bonds issued in 2011; b) retained earnings increased by RMB 16.2 billion; c) other comprehensive income attributable to shareholders of the Company and minority interests decreased by RMB 9.3 billion.

(3)	The results of the principal operations by segments

Segment	Operation income (RMB millions)	Operation cost (RMB millions)	Gross profit margin (%)*	Increase/(decrease) of operation income on a year-on-year basis (%)	Increase of operation cost on a year-on-year basis (%)	Increase/(decrease) of gross profit margin on a year-on-year basis (%)
Exploration and Production	227,597	115,575	35.2	(6.0)	(0.1)	(2.4)
Refining	1,273,095	1,100,853	1.3	(2.9)	(2.5)	(1.0)
Marketing and Distribution	1,476,606	1,391,258	5.6	(1.7)	(1.6)	(0.1)
Chemicals	427,485	409,477	4.0	(2.3)	(2.1)	(0.2)
Corporate and Others	1,310,236	1,303,137	0.5	(3.6)	(3.7)	0.1
Elimination of inter-segment sales	(1,889,105)	(1,891,283)	N/A	N/A	N/A	N/A
Total	2,825,914	2,429,017	7.3	(1.9)	(1.1)	(0.8)

*:	Gross profit margin = (operation income – operation cost, tax and surcharges)/operation income.

5	INFLUENCE ON CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER NEW ASBE
In 2014, the MOF promulgated ASBE No. 39 through 41 regarding Fair Value Measurement, Joint Arrangement and Disclosure of Interests in Other Entities, and amended ASBE No. 2, No. 9, No. 30, No. 33 and No. 37 regarding Long-Term Equity Investments, Employee Compensation, Presentation of Financial Statements, Consolidated Financial Statements and Presentation of Financial Instruments. The above accounting standards became effective from 1 July 2014 except for No. 37 Presentation of Financial Instruments which shall be implemented for the 2014 annual consolidated financial statements. There are no material influences to company’s consolidated financial statement except following factors:

(i)	Influences of revised “Accounting Standards for Business Enterprises No.2 – long term equity investment”
The scope of long term equity investment was amended in revised “Accounting Standards for Business Enterprises No.2 – long term equity investment”. The amended long term equity investment only includes equity investments which enterprises are able to exercise control or significant influence over the investees as well as equity investments in joint ventures. For equity investments where enterprises do not have control, joint control or significant influence over the investees and for which these equity investments whose prices are not quoted in an actively traded market and their fair value cannot be reliably measured, “Accounting Standards for Business Enterprises No. 22 –the recognition and measurement of financial instruments” shall be applied to all enterprises using ASBE since July 1st, 2014. According to the accounting standard, the company reclassified the above mentioned long-term equity investments into available-for-sale financial instruments. At 31 December of 2014, the amount of related equity investment was RMB 0.685 billion (as at 31 December 2013: RMB 1.76 billion), which are stated in the balance sheet at cost less impairment losses.

(ii)	Influences of revised “Accounting Standards for Business Enterprises No. 30 - presentation of financial statements”
“Accounting Standards for Business Enterprises No. 30 – presentation of financial statements” and the corresponding application guidance clarified the presentation requirement of other comprehensive incomes in Balance Sheet and Income Statement. According to the revised stipulations, enterprises shall seperate other comprehensive income into items which can’t be reclassified and stated in Income Statement and items which will be reclassified and stated in Income Statement in subsequent accounting periods when specific conditions are met. Since July 1st ,2014 all enterprises applying ASBE should state other comprehensive income in Balance Sheet as a separated individual item. The company amended the presentation of other comprehensive income according to the standard, and added it in Balance sheet. All the company’s other comprehensive incomes happened in 2014 and previous year are items which will be reclassified and stated gain or loss in the subsequent accounting periods when specific conditions are met. From January to December of 2014, the company’s other comprehensive income occurred was RMB –9.266 billion (as of 2013 from January to December: RMB 0.932 billion). At the end of 2014, balance amount of the company’s other comprehensive income was RMB –7.261 billion (at the end of 2013: RMB 0.407 billion). This was mainly due to the deduction of capital reserve amounted to RMB 2.466 billion and the deduction of foreign currency translation differences amounted to RMB –2.059 billion. In addition, the company made some reclassifications which have no significant influences on the company’s consolidated financial statements.

SIGNIFICANT EVENTS

1 MAJOR PROJECTS

(1)	Fuling Shale Gas Project
Based on a significant breakthrough in the Fuling shale gas exploration project, after trial development and appraisal of production capacity, the Company has set an overall production capacity target of 10 billion cubic meters for the Fuling shale gas field, with a planned capacity of 5 billion cubic meters per year for the first phase. In accordance with the guidance for overall deployment and step-by-step development, we shall continue the capacity-building project for the first phase in 2015. This project consists mainly of drilling 117 new wells and constructing shale gas gathering and transmission facilities. The new production capacity will be 2.5 billion cubic meters per year.

(2)	Yuanba Gas Field Test Production Project
The project consists mainly of the construction of one purification plant and auxiliary facilities. The natural gas purification capacity of the plant is 1.7 billion cubic meters per year. It was completed and put into operation in 2014.

(3)	Shandong LNG project
The Shandong Liquefied Natural Gas (LNG) project consists mainly of the construction of one wharf and one terminal designated for LNG with a loading and unloading capacity of 3 million tonnes per year and auxiliary transportation pipelines for natural gas. It was completed and put into operation in 2014.

(4)	Guangxi LNG project
The Guangxi LNG project consists mainly of the construction of one wharf and one terminal designated for LNG with a loading and unloading capacity of 3 million tonnes per year and auxiliary transportation pipelines for natural gas. It is expected to be completed and operational in 2015.

(5)	Tianjin LNG project
The Tianjin LNG project consists mainly of the construction of one wharf and one terminal designated for LNG with a loading and unloading capacity of 3 million tonnes per year and auxiliary transportation pipelines for natural gas. It is expected to be completed in 2016.

2	ISSUANCE OF CONVERTIBLE BONDS
The credit rating of China Petrochemical Corporation, the guarantor of Sinopec CB, by Moody’s remained at Aa3. Standard & Poor’s raised its rating from A+ to Sovereign rating of AA–.

At the end of the reporting period, the liability-to-asset ratio of Sinopec Corp. was 55.52%, representing an increase of 0.47 percentage points from the previous year. There was no material change in the debt structure. The credit rating of Sinopec Corp. by Moody’s remained at Aa3 in 2014. Standard & Poor’s raised its rating from A+ to Sovereign rating of AA–. The domestic long-term credit rating of Sinopec Corp. remained at AAA.

(1)	Issuance and delisting of convertible bonds
Sinopec Corp. issued A share convertible bonds of RMB 23 billion on February 23, 2011 (bond code: 110015). The par value and issuance price of Sinopec CB are both RMB 100/bond. Sinopec CB was issued with a term of six years, with annual coupon rate at 0.5%, 0.7%, 1.0%, 1.3%, 1.8% and 2.0%, respectively. The initial conversion price was RMB 9.73 per share. It was listed on the Shanghai Stock Exchange on March 7, 2011. For further details, please refer to the Announcement of Issuance of A Share Convertible Bonds by Sinopec Corp. and the Announcement of the Listing of A Share Convertible Bonds by Sinopec Corp. published on the websites of the Shanghai Stock Exchange and Sinopec Corp. The Company has used all of the proceeds in the following projects: the Wuhan Ethylene project, the Anqing Refinery Revamping Project, the Shijiazhuang Refinery Revamping Project, the Yulin-Jinan Natural Gas Pipeline Project and the Rizhao-Yizheng Crude Oil Pipeline Project.

Conversion and adjustment of conversion price of Sinopec CB

	Conversion price after adjustment
Date of adjustment	(RMB per share)	Reason for adjustment
June 20, 2011	9.60	Dividend distribution
September 19, 2011	9.50	Dividend distribution
December 27, 2011	7.28	Downward adjustment
May 28, 2012	7.08	Dividend distribution
September 17, 2012	6.98	Dividend distribution
June 19, 2013	5.22	Dividend distribution, the bonus issue of shares and capitalisation of share premium
September 12, 2013	5.13	Dividend distribution
June 3, 2014	4.98	Dividend distribution
September 24, 2014	4.89	Dividend distribution

As of December 31, 2014, a total of 1,832,955,041 shares had been converted from Sinopec CB, and the outstanding balance of Sinopec CB was RMB 13,699,897,000. On January 26, 2015, the terms of conditional redemption of Sinopec CB were triggered. On the 22nd meeting of the fifth session of the board of the Company (the “Board”), the Board reviewed and approved the proposal for the redemption of Sinopec CB, and decided to exercise the right of redemption of Sinopec CB. As of the Redemption Record Date (February 11, 2015), a total of 4,623,769,047 A shares had been converted from Sinopec CB, and the total outstanding value of Sinopec CB registered at the China Securities Depository and Clearing Corporation Limited Shanghai Branch was RMB 52,776,000. On February 17, 2015, the total value of redemption payments and interest accrued that were paid by the Company was RMB 53,348,948.28, and Sinopec CB was delisted from the Shanghai Stock Exchange.

Continuous Supervision by Financial Advisor
Goldman Sachs Gao Hua Securities Company Limited
Suite 1807-1819, 18th Floor, Winland International Center, 7 Finance Street, Xicheng District, Beijing
Sponsor representatives: JIN Lei, ZHANG Yi
Ongoing supervision period: March 7, 2011 to February 17, 2015

(2)	Expiration and payment of HKD 11.7 billion H share convertible bonds
HKD 11.7 billion in H share convertible bonds issued by Sinopec Corp. in 2007 expired on April 24, 2014. Sinopec Corp. has paid in full the principal and the interest accrued.

3	RESTRUCTURING OF MARKETING SEGMENT
On February 19, 2014, the 14th meeting of the fifth session of the Board considered and approved the proposal to begin the restructuring of Sinopec Corp.’s marketing segment. On September 12, 2014, Sinopec Marketing Co., Ltd. (hereinafter referred to as “Marketing Co.”) entered into a Capital Injection Agreement with 25 domestic and foreign investors, pursuant to which investors will subscribe for equity interest in Marketing Co. in cash. As of March 6, 2015, the above-mentioned 25 investors had made an aggregate capital contribution of RMB 105.044 billion (including amounts in U.S. dollar equivalent) to Marketing Co. and subscribed for a 29.5849% shareholding interest in Marketing Co.

For further details, please refer to the announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on February 20, 2014, March 26, 2014, April 2, 2014, July 1, 2014, September 15, 2014, January 6, 2015 and March 7, 2015. For the relevant details, please also refer to the disclosures made on the website of the Hong Kong Stock Exchange.

4	ASSET REORGANIZATION OF YIZHENG CHEMICAL
Please refer to item 4 under Connected Transactions.

5	SHANGHAI PETROCHEMICAL A SHARE OPTION INCENTIVE
At the second meeting of the eighth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”), a listed subsidiary of Sinopec Corp., the resolution relating to the Shanghai Petrochemical A Share Option Incentive Scheme (Draft) (the “Share Option Incentive Scheme”) was approved. Pursuant to the requirements of the Listing Rules of the Hong Kong Stock Exchange, the resolution relating to the Shanghai Petrochemical A Share Option Incentive Scheme (Draft) was considered and passed at the 18th meeting of the fifth session of the Board and the first extraordinary general meeting for 2014 of Sinopec Corp.
For further details, please refer to the announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on November 8, 2014 and December 24, 2014. For the relevant details, please also refer to the disclosures made on the website of the Hong Kong Stock Exchange.

6	ACQUISITION OF THE EQUITY IN YANBU COMPANY
Please refer to item 4 under Connected Transactions.

7	CORPORATE BONDS ISSUED AND INTEREST PAYMENTS
On February 24, 2004, Sinopec Corp. issued domestic corporate bonds of RMB 3.5 billion with a term of 10 years. The credit rating of the bonds was AAA, with a fixed annual interest rate of 4.61%. On September 28, 2004, the bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in China mainland newspapers, namely the China Securities Journal, the Shanghai Securities News and the Securities Times, and, in Hong Kong, the South China Morning Post and the Hong Kong Economic Times on February 24, 2004 and September 28, 2004. On February 24, 2014, Sinopec Corp. paid in full the principal and the interest accrued for the tenth interest payment year.

On February 20, 2008, Sinopec Corp. issued domestic bonds with warrants of RMB 30 billion. The term of the bonds is six years, with a fixed annual interest rate of 0.8%. On March 4, 2008, the bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times on February 18, 2008. On February 20, 2014, Sinopec Corp. paid in full the principal and interest accrued for the sixth interest payment year.

On May 21, 2010, Sinopec Corp. issued 5-year and 10-year domestic corporate bonds in the amount of RMB 11 billion and RMB 9 billion, respectively, and with a fixed annual interest rate of 3.75% and 4.05%, respectively. On June 9, 2010, the above-mentioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times on May 19, 2010. On May 21, 2014, Sinopec Corp. paid in full the interest accrued for the fourth interest payment year.

On June 1, 2012, Sinopec Corp. issued 5-year and 10-year domestic corporate bonds in the amount of RMB 13 billion and RMB 7 billion, respectively, and with a fixed annual interest rate of 4.26% and 4.90%, respectively. On June 13, 2012, the above-mentioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times on May 30, 2012. On June 3, 2014, Sinopec Corp. paid in full the interest for the second interest payment year.

On April 18, 2013, Sinopec Capital Limited (2013), a wholly owned overseas subsidiary of Sinopec Corp., issued senior notes guaranteed by Sinopec Corp. with four different maturities–3 years, 5 years, 10 years and 30 years. The principal of the 3-year notes totaled USD 0.75 billion, with an annual interest rate of 1.250%; the principal of the 5-year notes totaled USD 1 billion, with an annual interest rate of 1.875%; the principal of the 10-year notes totaled USD 1.25 billion, with an annual interest rate of 3.125%; and the principal of the 30-year notes totaled USD 0.5 billion, with an annual interest rate of 4.250%. These notes were listed on the Hong Kong Stock Exchange on April 25, 2013, with interest payable semi-annually, beginning on October 24, 2013. During the reporting period, Sinopec Corp. paid in full the current-period interest.

8	INCREASED SHAREHOLDINGS OF SINOPEC CORP.’S A SHARES BY CHINA PETROCHEMICAL CORPORATION
On November 5, 2013, Sinopec Corp. was informed by the China Petrochemical Corporation that China Petrochemical Corporation proposed to increase its shareholding in Sinopec Corp. through acquisitions of Sinopec Corp.’s shares on the secondary market in its own name or through other concerting parties within 12 months commencing on November 5, 2013 (the “Increase Period”). The aggregate of such acquisitions would not exceed 2% (inclusive of the shares acquired on November 5, 2013) of the total issued share capital of Sinopec Corp. (the “Shareholding Increase”). Before the Shareholding Increase, China Petrochemical Corporation directly and indirectly held 86,089,416,000 shares of Sinopec Corp., representing approximately 73.855% of the total issued share capital of Sinopec Corp. at that time. On November 4, 2014, Sinopec Corp. was informed by China Petrochemical Corporation that the Shareholding Increase had been completed and the aggregate amount of the increased A shares of the Company by China Petrochemical Corporation and its concerting parties represented 0.16% of the total issued share capital of Sinopec Corp. After the Shareholding Increase, China Petrochemical Corporation directly and indirectly held approximately 73.867% of the total issued share capital of Sinopec Corp. During the Increase Period, China Petrochemical Corporation had not reduced its shareholding in Sinopec Corp. in its own name or through other concerting parties.

9	PERFORMANCE OF THE UNDERTAKINGS BY CHINA PETROCHEMICAL CORPORATION, WHICH HOLDS OVER 5% EQUITY INTEREST
IN SINOPEC CORP.

Background	Type of Undertaking	Party	Contents	Term for performance	Whether bears deadline or not	Whether strictly performed or not
Undertakings related to Initial Public Offerings (IPOs)	Initial Public Offering (IPO)	China Petrochemical Corporation	i Compliance with the connected transaction agreements;	From June 22, 2001	No	Yes
ii Solving the issues regarding the legality of land-use rights certificates and roperty ownership rights certificates within a specified period of time;
iii Implementation of the Reorganization Agreement (please refer to the definition of “Reorganization Agreement” in the H share prospectus of Sinopec Corp.);
iv Granting licenses for intellectual property rights;
v Avoiding competition within the same industry; and
vi Abandonment of business competition and conflicts of interest with Sinopec Corp.
Other undertakings	Other	China Petrochemical Corporation
Given that the majority of China Petrochemical Corporation’s refining business had been injected into Sinopec Corp., China Petrochemical Corporation made a commitment to dispose of its minor remaining refining business within five years to eliminate competition with Sinopec Corp.
				Within five years, commencing October 27, 2010	Yes	Yes
Other undertakings	Other	China Petrochemical Corporation	China Petrochemical Corporation would dispose of its minor . remaining chemicals business within five years in order to avoid competition with Sinopec Corp. in the chemicals business	Within five years, commencing March 15, 2012	Yes	Yes
Other undertakings	Other	China Petrochemical Corporation
Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a 10-year option to Sinopec Corp. with the following provisions: (i) after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as of the date of the undertaking and still in its possession upon Sinopec Corp.’s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the undertaking, within 10 years of the completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell these assets to Sinopec Corp. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid items (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with applicable laws and regulations, contractual obligations and other procedural requirements.
				10 years after 29 April 2014 or the date when Sinopec Group acquires the assets	Yes	Yes

As of the end of the reporting period, Sinopec Corp. had no undertakings in respect of profits, asset injections or asset restructuring that had not been fulfilled, nor did Sinopec Corp. make any profit forecast in relation to any asset or project.

10	SHAREHOLDINGS AND SECURITIES INVESTMENTS OF SINOPEC CORP. IN OTHER LISTED COMPANIES, COMMERCIAL BANKS, SECURITIES COMPANIES, INSURANCE COMPANIES, TRUST COMPANIES AND FUTURES COMPANIES

(1)	Sinopec Corp. did not have any direct shareholdings in other listed companies (not including the listed subsidiary of Sinopec Corp. shown in the consolidated statement)

(2)	Direct shareholdings in non-listed financial institutions and companies contemplated to be listed

No.	Entities	Initial investment (RMB 10,000)	Number of shares held (10,000 shares)	Shareholding (%)	Book value at the end of the reporting period (RMB 10,000)	Gain/loss during the reporting period (RMB 10,000)	Changes in shareholders’ interests during the reporting period	Accounting item	Shares origin
1	Beijing International Trust Co., Ltd.	20,000	—	14.29%	20,000	—	—	Financial assets	Investment
								available for sale
2	Bank of Zhengzhou Co., Ltd.	1,000	1,000	0.25%	1,000	150	—	Financial assets	Debt to
								available for sale	shares
Total		21,000	—	—	21,000	150	—	—	—

11	MATERIAL GUARANTEE CONTRACTS AND THEIR PERFORMANCE
Unit: RMB millions

Major external guarantees (excluding guarantees for the controlled subsidiaries)
Guarantor	Relationship to the company	Name of the guaranteed company	Amount	Transaction date (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amount of overdue guarantee	Counter-guaranteed	Whether guaranteed for connected persons or not1
Sinopec Corp.	The Company itself	Yueyang Sinopec Corp. Shell Coal Gasification Corporation	158	10 December 2003	10 December 2003–10 December 2017	Joint obligations	No	No	—	No	No
Sinopec Great Wall Energy and Chemical Industry (Ningxia)	Wholly owned subsidiary	Zhong An United Coal Chemical Company Ltd.	10	18 April 2014	18 April 2014–17 April 2026	Joint obligations	No	No	—	No	No
SSI	Controlled subsidiary	New Bright International Development Ltd./Sonangol E.P.	5,552			Joint obligations	No	No	—	Yes	No
Sinopec Corp.	The Company itself	Yanbu Aramco Sinopec Refining Company (YASREF) Limited	no specific amount	31 December 2014	30 years from the date Yanbu project company requires supply of hydrogen from Air Liquedi Arabia LLC.	Joint obligations	No	No	—	No	No
Total amount of guarantees provided during the reporting period2	10
Total amount of guarantees outstanding at the end of the reporting period2 (A)	3,221
Guarantees by the Company to controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period	72
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period(B)	21,488
Total amount of guarantees of the Company(including those provided for controlled subsidiaries)
Total amount of guarantees(A+B)	24,709
The portion of the total amount of guarantees to Sinopec Corp.’s net assets	4.17%
Guarantees provided for shareholders, de facto controller and connected persons(C)	None
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70% (D)	2,137
The amount of guarantees in excess of 50% of the net assets(E)	None
Total amount of the above three grarantee items(C+D+E)	2,137
Statement of guarantee undue that might be involved in any joint and several liability	None
Statement of guarantee status

Note	1:	As defined in the Listing Rules of the Shanghai Stock Exchange.

2:
The amount of guarantees provided during the reporting period and the amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived by multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shares held by Sinopec Corp. in such subsidiaries.

Specific statements and independent opinions from independent non-executive directors regarding external guarantees provided by Sinopec Corp. during and by the end of 2014:
We, as independent non-executive directors of Sinopec Corp., hereby make the following statements after conducting a thorough check of external guarantees provided by Sinopec Corp. accumulated up to and during 2014 in accordance with the requirements of the domestic regulatory authorities:

For the purpose of acquiring the interest in the Yanbu Aramco Sinopec Refining Company Limited (hereinafter refer to as “Yanbu Company”) held by subsidiaries of China Petrochemical Corporation, the resolution on guarantees, which was provided by the Company for the obligation of Sinopec Century Bright Capital Investment (Amsterdam) B.V. Company to make capital contributions to Yanbu Company, was approved at the 21st meeting of the fifth session of the Board. At the end of 2014, the total amount of guarantees was equivalent to RMB 72 million. The resolutions on the provision of guarantees for the performance obligations of China International United Petroleum & Chemicals Co., Ltd. and Yanbu Company with no specific amount were also approved at the meeting. The above-mentioned guarantees were considered and approved at the first extraordinary meeting of 2014 of Sinopec Corp..

The external guarantees prior to 2014 had been disclosed in the 2013 annual report of Sinopec Corp. The aggregate balance of external guarantees provided by Sinopec Corp. for the year 2014 was RMB 24.709 billion, accounting for approximately 4.17% of the Company’s net assets.

We hereby present the following opinions:

Sinopec Corp. shall continue to strengthen its management and actively monitor guarantee risks. It shall strictly follow the approval and disclosure procedures in relation to guarantee businesses for any new external guarantees provided thereafter.

12	GENERAL MEETINGS OF SHAREHOLDERS
During the reporting period, Sinopec Corp. held two general meetings of shareholders in strict compliance with the procedures of notification, convening and holding of general meetings of shareholders as stipulated by relevant laws, regulations and the Articles of Association of Sinopec Corp. (“Articles of Association”), namely (i) the 2013 annual general meeting and (ii) the first extraordinary general meeting for the year 2014 held in Beijing on May 9, 2014 and December 23, 2014, respectively. Please refer to the announcements of the poll results published in the China Securities Journal, the Shanghai Securities News and the Securities Times on the next working day after the relevant general meetings and on the website of the Hong Kong Stock Exchange.

13	ASSET TRANSACTIONS
Please refer to items 3, 4 and 6 under “Significant Events”.

14	SIGNIFICANT LITIGATION, ARBITRATION OR MATTERS DRAWING NEGATIVE MEDIA ATTENTION RELATING TO SINOPEC CORP.
No significant litigation, arbitration or matters drawing negative media attention relating to Sinopec Corp. occurred during the reporting period.

15	INSOLVENCY AND RESTRUCTURING
During the reporting period, the Company was not involved in any insolvency or restructuring matters.

16	OTHER MATERIAL CONTRACTS
Except as disclosed by Sinopec Corp., the Company entered into no significant contracts during the reporting period.

17	TRUSTEESHIP, CONTRACTING AND LEASES
During the reporting period, Sinopec Corp. was not involved in any events relating to significant trusteeship, contracting or leases for the assets of any other company, nor has it placed its assets with any other company under a trusteeship, contracting or lease agreement subject to disclosure obligations.

18	ENTRUSTED ASSET MANAGEMENT AND ENTRUSTED LOANS
(1)      Except as disclosed by Sinopec Corp., Sinopec has performed no entrusted asset management during the reporting period.

(2)      Entrusted loans
Unit: RMB billions

	Ningbo Gaotou	Ningbo Gaotou
Borrower	Petroleum Development, Ltd.	Petroleum Development, Ltd.	Maoming-BASF, Ltd.
Amount	0.3	0.2	0.1
Term	4 years	5 years	5 years
Interest Rate	6.40%	6.40%	6.20%
Purpose	Working capital loan	Working capital loan	Project construction
Mortgage or guarantor	None	None	None
Whether overdue or not	No	No	No
Whether connected transaction or not	No	No	No
Whether roll-over or not	No	No	No
Whether involved in lawsuit or not	No	No	No
Major funding source	Self-owned fund,non-raising fund	Self-owned fund,non-raising fund	Self-owned fund,non-raising fund
Connected relationship	Joint venture	Joint venture	Joint venture
Expected return	6.40%	6.40%	6.20%
Gain or loss	Gain	Gain	Gain

19	DEPOSITS AT SINOPEC FINANCE CO., LTD. AND SINOPEC CENTURY BRIGHT CAPITAL INVESTMENT, LTD.
In order to regulate connected transactions between Sinopec Corp. and Sinopec Finance Co., Ltd. (Sinopec Corp.’s domestic settlement center, hereinafter referred to as the “Finance Company”) and to ensure the safety and liquidity of the deposits of Sinopec Corp. in the Finance Company, Sinopec Corp. and the Finance Company formulated the Risk Control System on Connected Transactions of China Petroleum & Chemical Corporation and Sinopec Finance Co., Ltd., which covers the risk control system and the risk management plan of the Company to prevent financial risks and to ensure that the deposits of the Company in the Finance Company can be utilised at the Company’s discretion. At the same time, as the controlling shareholder of the Finance Company, China Petrochemical Corporation undertakes that in case of an emergency where the Finance Company has difficulty making payments, China Petrochemical Corporation will increase the capital of the Finance Company in accordance with the actual need for the purpose of permitting payments to be made.

In order to regulate connected transactions between Sinopec Corp. and Sinopec Century Bright Capital Investment, Ltd. (Sinopec Corp.’s overseas settlement center, hereinafter referred to as “Century Bright Company”), Century Bright Company ensures the safety of the deposits of Sinopec Corp. in Century Bright Company by strengthening internal risk controls and obtaining support from China Petrochemical Corporation. China Petrochemical Corporation has issued a number of internal rules, including the Rules for the Internal Control System, the Rules for Implementation of Overseas Capital Management Methods, and the Provisional Methods for Overseas Fund Platform Management, to impose strict rules on Century Bright Company for providing overseas financial services. Century Bright Company has also established the Rules for the Implementation of the Internal Control System, which ensures the standardisation and safety of its corporate deposits business. At the same time, as the wholly controlling shareholder of Century Bright Company, China Petrochemical Corporation entered into a keep-well agreement with Century Bright Company in 2013, under which China Petrochemical Corporation undertakes that when Century Bright Company has difficulty making payments, China Petrochemical Corporation will ensure that Century Bright Company will fulfill its repayment obligation through various channels.

The deposits of Sinopec Corp. in the Finance Company and Century Bright Company during the reporting period did not exceed the annual caps as approved at the general meeting of shareholders. During daily operations, the deposits of Sinopec Corp. in the Finance Company and Century Bright Company can be fully withdrawn for the Company’s use.

20	ASSETS MORTGAGE
None.

21	APPROPRIATION OF NONOPERATIONAL FUNDS BY THE CONTROLLING SHAREHOLDER AND ITS AFFILIATED PARTIES
Not applicable.

22	DETAILED IMPLEMENTATION OF THE SHARE INCENTIVE SCHEME DURING THE REPORTING PERIOD
Sinopec Corp. did not implement any share incentive scheme during the reporting period.

23	WHETHER THE COMPANY IS INCLUDED IN THE LIST OF ENTERPRISES CAUSING SERIOUS POLLUTION ANNOUNCED BY THE ENVIRONMENTAL PROTECTION AUTHORITY
Sinopec Corp. was not included on the list of enterprises causing serious pollution.

CONNECTED TRANSACTIONS

1	AGREEMENTS CONCERNING CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CHINA PETROCHEMICAL CORPORATION
Prior to Sinopec Corp.’s overseas listing, in order to ensure the smooth continuation of production and business conducted by the Company and China Petrochemical Corporation, the two parties entered into a number of agreements on continuing connected transactions, details of which are as follows:

(1)	The Company and China Petrochemical Corporation will mutually supply ancillary services for products, production and construction services (Mutual Supply Agreement)

(2)	China Petrochemical Corporation will provide trademarks, patents and computer software to the Company for use free of charge

(3)	China Petrochemical Corporation will provide cultural and educational, hygienic and community services to the Company (Cultural and Educational Hygienic and Community Services Agreement)

(4)	China Petrochemical Corporation will provide leasing services for lands and certain properties to the Company

(5)	China Petrochemical Corporation will provide comprehensive insurance to the Company

(6)	China Petrochemical Corporation will provide shareholders’ loans to the Company and

(7)	The Company will provide franchise licenses for service stations to China Petrochemical Corporation.

On August 24, 2012, Sinopec Corp. and China Petrochemical Corporation entered into a supplementary agreement of connected transactions, whereby the terms of the Mutual Supply Agreement and the Cultural and Educational, Hygienic and Community Services Agreement were extended from January 1, 2013 to December 31, 2015. The resolution relating to continuing connected transactions for the three years from 2013 to 2015 was approved at the first extraordinary general meeting for 2012 held on October 16, 2012. For details of the above continuing connected transactions, please refer to relevant announcements published on August 27, 2012 in the China Securities Journal, the Shanghai Securities News and the Securities Times and on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and the Hong Kong Stock Exchange (dated August 24, 2012) (http://www.hkex.com.hk).

2
COMPLIANCE OF DISCLOSURES AND APPROVALS OF CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CHINA PETROCHEMICAL CORPORATION WITH THE LISTING RULES OF THE HONG KONG STOCK EXCHANGE AND THE SHANGHAI STOCK EXCHANGE

Pursuant to the Hong Kong Listing Rules and the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange (“Shanghai Listing Rules”), the continuing connected transactions between the Company and the China Petrochemical Corporation are generally subject to full disclosure in accordance with their nature and the value of the transactions, and are also subject to approvals from independent non-executive directors and/or independent shareholders. The Hong Kong Stock Exchange and Shanghai Stock Exchange exempted Sinopec Corp. from full compliance with the listing rules regarding the above continuing connected transactions and conditionally exempted Sinopec Corp. from complying with the obligations of continuous disclosure.

There was no change to the above-mentioned supplementary agreements on continuing connected transactions during the reporting period. The aggregated amount of the connected transactions for 2014 of Sinopec Corp. is in compliance with the relevant requirements of the Hong Kong Listing Rules and the Shanghai Listing Rules. For performance details of connected transaction agreements, please refer to Item 3 below.

3	ACTUAL CONTINUING CONNECTED TRANSACTIONS ENTERED INTO BY THE COMPANY DURING THE YEAR
Pursuant to the above-mentioned agreements on continuing connected transactions, the aggregate amount of the connected transactions of the Company during the year was RMB 236.790 billion. Among the expenses, purchases amounted to RMB 138.170 billion including purchases of products and services (procurement, storage, exploration and development services, and production-related services amounted to RMB 118.968 billion, representing 4.32% of the total amount of this type of transaction for 2014. Auxiliary and community services amounted to RMB 6.753 billion, representing 0.25% of the total amount of this type of transaction for the year. In 2014, housing rent paid by the Company amounted to RMB 497 million, representing 0.02% of the total amount of this type of transaction. The rent for use of land was RMB 10.531 billion, representing 0.38% of the total amount of this type of transaction for 2014. Interest expenses amounted to RMB 1.421 billion. In 2014, sales amounted to RMB 98.620 billion, including RMB 98.479 billion for sales of products and services, representing 3.48% of the total amount of this type of transaction, RMB 6 million for agency commission income, and RMB 135 million for interest income.

The amounts of the above continuing connected transactions between the Company and Sinopec Group did not exceed the caps for the continuing connected transactions approved by the general meeting of shareholders and the Board.

Principle of pricing for connected transactions:

(a) The government-prescribed price will apply; (b) when there is no government-prescribed price but there is a government-guidance price, the government-guidance price will apply; (c) when there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or (d) when none of the above is applicable, the price for the provision of the above products or services is to be agreed upon by the relevant parties, and shall be the reasonable cost incurred in providing the products or services plus 6% or less of such cost.

Decision-making procedures:

The major continuing connected transaction agreements were entered into in the ordinary course of the Company’s business and in accordance with normal commercial terms that are fair and reasonable to Sinopec Corp. and its shareholders. The Company, according to internal control procedures, adjusts the scope and amount of continuing connected transactions and the caps for the amount exempted from disclosure every three years, and will be announced and implemented upon the approval of the Board and/or independent shareholders. For the other connected transactions, the Company, in strict compliance with domestic and overseas regulatory rules, published the announcement and implemented the transactions only after submitting the relevant proposals of connected transactions to the Board and/or the general meeting of shareholders for consideration according to internal control procedures.

Related party transactions with the Sinopec Group that occurred during the year, as set out in Note 37 to the financial statements prepared under the IFRS in this annual report, also fall under the definition of connected transactions under Chapter
14A of the Hong Kong Listing Rules.

The above-mentioned connected transactions between Sinopec Corp. and China Petrochemical Corporation in 2014 were approved at the 23rd meeting of the fifth session of the Board and complied with the disclosure requirements under Chapter 14A of the Hong Kong Listing Rules.

The auditor of Sinopec Corp. was engaged to report on the Company’s continuing connected transactions in accordance with the Hong Kong Standard on Assurance Engagements 3000, “Assurance Engagement Other Than Audits or Reviews of Historical Financial Information,” and with reference to Practice Note 740, “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules,” issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued its unqualified letter containing its conclusions in respect of the above-mentioned continuing connected transactions in accordance with Rule 14A.56 of the Hong Kong Listing Rules. Sinopec Corp. has submitted a copy of the auditor’s letter to the Hong Kong Stock Exchange.

After reviewing the above-mentioned connected transactions, the independent non-executive directors of Sinopec Corp. have confirmed the following:

(a)	The transactions have been conducted in the ordinary course of the Company’s business

(b)	The transactions have been entered into based on either of the following terms:

i	normal commercial terms

ii	terms not less favorable than those available from or to independent third parties, where there is no available comparison to determine whether such terms are on normal commercial terms.

(c)	The transactions were conducted pursuant to the terms of the relevant agreements, and the terms were fair and reasonable and in the interests of Sinopec Corp. and its shareholders as a whole.

4	OTHER SIGNIFICANT CONNECTED TRANSACTIONS OCCURRING THIS YEAR
On September 12, 2014, Sinopec Corp. entered into the Disposal Agreement and Share Repurchase Agreement with Sinopec Yizheng Chemical Fiber Company, Ltd. (“Yizheng Chemical”). Pursuant to the agreements, Sinopec Corp. has agreed to accept the transfer of all the assets and liabilities owned by Yizheng Chemical (“Outgoing Business”), the consideration of which is around RMB 6.491 billion, and the shares of Yizheng Chemical held by Sinopec Corp. (“Target Shares”) will be repurchased and cancelled by Yizheng Chemical, the consideration of which is around RMB 6.303 billion. The difference between the consideration of the Outgoing Business and that of the Target Shares has been offset by a cash consideration paid by Sinopec Corp. within 20 business days after the completion date. All the profit and loss arising from or incurred during the period from June 30, 2014 to the completion date, which shall be determined by the net asset value according to the final asset appraisal, shall belong to or be borne by Yizheng Chemical. As of December 31, 2014, the transfer of the Outgoing Business had been completed in accordance with the relevant agreements and Yizheng Chemical had repurchased the Target Shares for cancellation. For further details, please refer to the announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on September 13, 2014, December 24, 2014 and December 31, 2014. For the relevant details, please also refer to the disclosure made on the website of the Hong Kong Stock Exchange.

On October 30, 2014, Sinopec Overseas Investment Holding, Ltd. (“Overseas Holding”), and Sinopec Chemical Commercial Holding (Hong Kong) Company, Ltd. (“Chemical Commercial Hong Kong”), two wholly owned subsidiaries of Sinopec Corp., entered into two agreements with subsidiaries of China Petrochemical Corp., pursuant to which Overseas Holding and Chemical Commercial Hong Kong shall acquire 99% and 1% interest in Sinopec Century Bright Capital Investment (Netherlands) Coöperatief U.A. (“COOP”), respectively (“Acquisition”). The purpose of the Acquisition was to acquire 37.5% of the interest of the Yanbu Aramco Sinopec Refining Company, Ltd. (“Yanbu Company”) by way of acquisition of the entire interest in COOP. According to the related arrangements for the Acquisition and normal business practices, Sinopec Corp. has assumed from China Petrochemical Corp. the obligation in relation to the provision of guarantees to the related companies. As of December 31, 2014, the Acquisition under the agreements had been completed. For further details, please refer to the announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on October 31, 2014 and January 6, 2015. For the relevant details, please also refer to the disclosure made on the website of the Hong Kong Stock Exchange.

5	FUNDS PROVIDED BETWEEN RELATED PARTIES
Unit: RMB millions

		Funds to related parties			Funds from related parties
Related Parties	Relations	Balance at the beginning of the year	Amount incurred	Balance at the end of the year	Balance at the beginning of the year	Amount incurred	Balance at the end of the year
China Petrochemical Corp.	Parent company and affiliated companies	9,866	5,229	15,095	23,296	4,806	28,102
Other related parties	Associates and joint ventures	2,319	(135)	2,184	57	291	348
Total		12,185	5,094	17,279	23,353	5,097	28,450
Fund from Sinopec Corp. to the controlling shareholder and its subsidiaries in the reporting period	5,229
Balance of fund from Sinopec Corp. to the controlling shareholder and its subsidiaries	15,095
Reason for provision of funds between related parties	As a result of normal business activities
Settlement of funds provided between related parties	Implemented according to the contract, without any overdue
Related undertakings in accordance with the funds	None
Impacts on operating results and financial position	No material negative impact

CORPORATE GOVERNANCE

1	IMPROVEMENTS IN CORPORATE GOVERNANCE DURING THE REPORTING PERIOD
During the reporting period, Sinopec Corp., in compliance with the Company Law of the People’s Republic of China (“PRC”) and other domestic and overseas laws and regulations on securities, continuously enhanced its corporate governance. Sinopec Corp. strictly followed the principles of public, fair, impartial and transparency in the restructuring and capital injection of its Marketing and Distribution business, and the independent and non-executive directors and the independent supervisor participated in the relative review and evaluation to protect the shareholders’ interests. Sinopec Corp. fulfilled the undertakings to advance the subsidiary Sinopec Shanghai Petrochemical Company Limited to implement A-share stock option incentive plan, and the subsidiary Sinopec Yizheng Chemical Fibre Company Limited to complete its reorganisation. Sinopec Corp. revised the Articles of Association, established the Policy Concerning Diversity of Board Members, and improved and implemented the Insiders’ Registration Rules for the Company and the internal control system. Sinopec Corp. provided the directors the related information in a more comprehensive and timely manner, strengthened the volunteered information disclosure to increase the Company’s transparency. Sinopec Corp. focused on the investors’ interests protection and strengthened the two-way communication with the investors which were well recognised by the capital markets. Meanwhile, Sinopec Corp. actively fulfilled the social responsibilities, launching Energy Conservation Campaign, continuously implementing Clean Water & Blue Sky Campaign, disclosing the first Shale Gas ESG Report. As the unit holding the rotating presidency of the Global Compact Network China, Sinopec Corp. has urged the corporate community to support sustainable development and actively tackle the climate change.

During the reporting period, Sinopec Corp.’s corporate governance complied with the PRC Company Law and all regulations on securities of the CSRC. The Board of Supervisors of Sinopec Corp. agreed with all supervised matters. None of Sinopec Corp., the Board, directors, supervisors, senior management, controlling shareholders or de facto controllers of Sinopec Corp. were under the investigation by the CSRC or punished administratively or criticised publicly by the CSRC, the Hong Kong Securities and Futures Commission, the Securities and Exchange Commission of the United States, Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange or the London Stock Exchange.

2	EQUITY INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
As of 31 December 2014, apart from 13,000 A shares of Sinopec Corp. held by Vice President Mr. Ling Yiqun, none of the directors, supervisors or other senior management of Sinopec Corp. held any shares of Sinopec Corp.

Save as disclosed above, in the reporting period, none of the directors, supervisors and senior management of Sinopec Corp. and their associates had any interests or short positions (including any interest or short position that is regarded or treated as being held in accordance with the Securities and Futures Ordinance (“SFO”) in the shares, debentures and underlying shares of Sinopec Corp. or any associated corporations (as defined in Part XV of the SFO would fall to be disclosed to the Sinopec Corp. and the Hong Kong Stock Exchange under the Division 7 and 8 of Part XV of the SFO or which was recorded in the register required to be kept under section 352 of the SFO or otherwise notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Company.

3	CONFIRMATION OF INDEPENDENCE OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS AND OVERVIEW OF THEIR PERFORMANCE
As required by the Hong Kong Stock Exchange, with regard to the independence of its independent non-executive directors, Sinopec Corp. confirms that it has received and accepted the annual confirmation letters from all independent non-executive directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. Sinopec Corp. considers that all independent non-executive directors are independent.

During the reporting period, the independent non-executive directors of Sinopec Corp. strictly implemented the working rules for independent non-executive directors, fulfilled their duties, acted honestly, diligently and in good faith as required by laws and regulations and the Articles of Association. They actively attended the general meeting of shareholders, meetings of the Board and meetings of the Board committees (please refer to the “Report of the Board of Directors” in this annual report for details of their attendance at meetings), reviewed the relevant documents with due care and exercised their profession advantages to contribute to Sinopec Corp.’s operations and reform.

They gave their independent opinions on matters such as connected transactions, guarantees, dividend distributions and appointments of senior management, kept close watch on corporate governance, operations and reform and development of the Company, actively participated in the on-site research and evaluation of the subsidiaries, and maintained timely and effective communications with the executive directors, management, external auditors and the internal auditing department. The independent non-executive directors independently and objectively protected the legitimate interests of the shareholders, especially the minority shareholders, when performing their duties. They gave constructive advice and suggestions about the reform and development of the Company, return on investment, capital operations, Health, Safety, and the Environment, and all of which were accepted by Sinopec Corp..

4	COMPANY’S INDEPENDENCE FROM CONTROLLING SHAREHOLDERS
The Company is independent from its controlling shareholders in terms of, among other matters, business, assets and finances. The Company has a well-integrated independent business and independent operational capabilities.

5	IMPROVEMENT AND IMPLEMENTATION OF THE INTERNAL CONTROL SYSTEM

Overall scheme of internal control
Thoroughly implementing the “Comprehensive Risk Management Guidance for Central Enterprises”, “Basic Standards for Enterprise Internal Control”, “Application Guidance for Enterprise Internal Control” and the “Evaluation Guidance of Enterprise Internal Control” and its related guidelines, the Company revised and improved its internal control system in a comprehensive and systematic manner and established total-factor internal control. First, the Company identified the various internal and external risk factors that it faced. After further risk recognition, recording and evaluation, the Company extended the list and subdivided these risks into second-class and third-class risks categorized under five types of first-class risk: strategic risk, financial risk, market risk, operational risk and compliance risk. Moreover, after the Company compiled the risk lists, it improved relevant internal controls to effectively treat all kinds of risks. Second, the Company continued to supplement and improve its internal control at the corporate level, including the internal environment, risk assessment, information and communication and internal supervision, to satisfy the relevant requirements for corporate internal governance and social responsibility. In addition, the Company established and enhanced the internal control procedure, strengthened the control measures, defined control responsibility, and enhance controls at the operational level. Third, in accordance with the management principals of institutionalized management, standardised and process-oriented systems and informed processes, the Company researched, developed, promoted and applied the information system for internal control management to fulfill its internal control responsibilities, improve the efficiency and effectiveness of internal control and establish a permanent mechanism for internal control.

Working plans for establishment and improvement of the internal control system and their implementation
Every year, the Company sets goals and makes working plans for internal control, dynamically modifies its internal control system, widely organizes trainings on internal control, enhances daily supervision and management of internal control, and conducts standard internal control evaluations. All the branches and subsidiaries of the Company, under the unified direction of Company headquarters, revised and improved their detailed rules for the implementation of internal control and carried out requirements of internal control. In order to form a self-supervision and evaluation mechanism for internal control, the Company established three lines of defense: regular testing of responsible departments and units, daily supervision of the internal control department, and comprehensive monitoring and assessment for audits.

Set-up of the department of internal control examination and supervision
The Business Reform Administration Department, which administers the supervision of internal controls in the Company, is responsible for daily supervision of internal controls, special inspections, comprehensive evaluation and assessment of internal controls and other relevant functions. The Audit Department is in charge of carrying out independent inspection and evaluation of the effectiveness of internal control design and its execution in the Company.

Implementation of self-evaluation relating to internal supervision and internal control
In 2014, the Company carried out an overall inspection and evaluation of the effectiveness of internal control design and operation. For details, please refer to the “Sinopec Assessment Report on Internal Control for 2014”. The Business Reform Administration Department has taken effective measures to rectify the various problems that discovered in the internal control assessment.

Arrangements for internal control by the Board
The Board reviews the amended Internal Control Manual and the Annual Report on Internal Control Self-Evaluation submitted by the management team, takes charge of the communication, supervision and inspection of internal and external auditors through the Audit Committee under its command, and inspects and supervises the effective execution and self-evaluation of internal control on a yearly basis.

Improvement of the internal control system related to financial statements
The Internal Control Manual covers all of the internal control requirements related to the financial statements and establishes the connection with the professional management system. Fund and asset management, cost and expense accounting and management, invoice management, financial analysis and budgeting, associated transactions and the preparation of financial statements, etc. are implemented through the relevant processes, control procedures and control points. In addition, the Company has established a planning matrix for financial statements to relate items and activities in the accounting statements with control measures so that it can reasonably ensure through its internal controls that the financial statements disclosed are authentic and reliable.

Defects in the internal control system and their correction
There was no significant defect discovered in the internal control system in this year. For common faults discovered during internal control inspections, the management team made the relevant correction plan and communicated with external auditors. After follow-up checks, all the internal control defects relating to financial statements were corrected by 31 December 2014. For other management deficiencies, the Company either rectified the problems or prepared relevant corrective measures. All corrective activities satisfied the appropriate requirements.

6	SENIOR MANAGEMENT APPRAISAL AND INCENTIVE SCHEMES
Sinopec Corp. has established and is continuously improving the fairness and transparency of its performance appraisal standards, its incentive schemes and requirements for directors, supervisors and other senior management. Sinopec Corp. has implemented a number of incentive schemes, including the “Measures of Sinopec Corp. for the Implementation of Remuneration for Senior Managers”, the “Measures of Sinopec Corp. for the Management of Annual Performance Evaluations” and the “Measures of the Leadership of Companies Directly under Sinopec Corp. and the Headquarters Department for the Management of Performance Evaluation”.

7	CORPORATE GOVERNANCE REPORT (IN ACCORDANCE WITH HONG KONG LISTING RULES)

(1)	Compliance with the Corporate Governance Code
Based on its actual circumstances, Sinopec Corp. did not establish a Nomination Committee of the Board according to section A.5 of the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) as set out in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. believed that the nomination and election of director candidates by all members of the Board would be better suited to its operations; the Board would perform the duties of the Nomination Committee prescribed in the Corporate Governance Code.

Saved as disclosed above, Sinopec Corp. complied with all code provisions set out in the Corporate Governance Code.

A	Board of Directors
A.1           Board of Directors

a.
The Board is the decision-making body of Sinopec Corp., and all decisions made by the Board are implemented by the management of Sinopec Corp. The Board abides by good corporate governance practices and procedures.

b.
The Board meets at least once a quarter. The Board will usually communicate the time and proposals of the Board meeting 14 days before the scheduled meeting time. The relevant documents and materials for Board meetings are usually sent to each director 10 days in advance. In 2014, Sinopec Corp. held nine Board meetings. For details about the attendance of each director, please refer to the “Report of the Board of Directors” in this annual report.

c.	Each director of the Board may submit proposals to be included in the agenda of Board meetings, and each director is entitled to request other related information.

d.
The Board has reviewed and evaluated its performance in 2014 and is of the view that the Board composition is appropriate and balanced; that the Board made decisions in compliance with domestic and overseas laws and regulations and the Company’s internal rules; that the Board listened to the report of the Board of Supervisors carefully; and that the Board safeguarded the rights and interests of Sinopec Corp. and its shareholders.

e.
The Secretary to the Board assists the directors in handling the daily work of the Board, continuously informs the directors of any regulations, policies or other requirements of domestic or overseas regulatory bodies in relation to corporate governance and ensures that the directors comply with domestic and overseas laws and regulations as well as the Articles of Association etc. when performing their duties and responsibilities. Sinopec Corp. has purchased liability insurance for all directors to minimise their risks arising from the performance of their duties.

A.2           Chairman and President

a.
Mr. Fu Chengyu serves as Chairman of the Board and Mr. Li Chunguang serves as President of Sinopec Corp. The Chairman of the Board is elected by a majority vote of all directors, and the President is nominated and appointed by the Board. The duties and responsibilities of the Chairman and the President are clearly distinguished from each other, and the scope of their respective duties and responsibilities is set out in the Articles of Association.

b.
The Chairman of the Board places great emphasis on communication with the independent non-executive directors. The Chairman holds meetings with the independent non-executive directors at least once every year at which no executive director is presented.

c.	The Chairman encourages open and active discussions. Directors may speak freely at the Board meetings and actively participate in the discussions of the proposals in the Board meetings.

A.3           Board composition

a.
The Board consists of 14 members with extensive professional and corporate governance experience, one of whom is female. (Please refer to the “Directors, Supervisors, Other Senior Management and Employees” in this annual report for detailed information). Of the 14 members, four are executive directors, five are non-executive directors and five are independent non-executive directors. The independent non-executive directors represent one-third of the Board. The executive directors and non-executive directors of Sinopec Corp. have extensive management experience in large-scale enterprises, petrochemical companies and international capital market investment. The independent non-executive directors have working backgrounds as leaders of large-scale enterprises, well-known financiers and financial experts, and have rich experience in international capital management and investment. The composition of the Board is balanced and diversified.

b.
Sinopec Corp. has received from each of the independent non-executive directors a letter of confirmation for 2014 regarding their compliance with relevant independence requirements set out in Rule 3.13 of the Hong Kong Listing Rules. Sinopec Corp. considers that each of the independent non-executive directors is independent.

A.4           Appointment, re-election and dismissal

a.
The term of each session of the directors (including non-executive directors) of Sinopec Corp. is three years, and the consecutive term of office of an independent non-executive director cannot exceed six years.

b.	All directors of Sinopec Corp. have been elected at the general meeting of shareholders. The Board has no power to appoint temporary directors.

c.
Sinopec Corp. engages professional consultants to prepare detailed materials for newly appointed directors, to notify them of the regulations of each listing place of Sinopec Corp. and to remind them of their rights, obligations and responsibilities as directors.

A.5           Nomination Committee

a.
Considering that the Board did not establish a Nomination Committee, the Board will perform the duties of the Nomination Committee prescribed in the Corporate Governance Code. The nomination of directors has been prescribed clearly in the Articles of Association and “Rules of Procedure for the Shareholders’ Meeting”. Nomination of directors may be proposed by shareholders who individually or collectively hold 3% of the total voting shares of Sinopec Corp. (1% for the nomination of independent non-executive directors), by the Board or by the Board of Supervisors for approval at the general meeting of shareholders. When the Board nominates a candidate for director, independent non-executive directors should give their independent opinions on the nomination in advance. Fourteen directors of the Board were elected at the annual general meeting of shareholders for the year 2011.

b.
The Board establishes the Policy Concerning Diversity of Board Members which stipulates that the members of the Board shall be nominated and appointed basing on the skills and experience required by the Board as well as the principles on diversity of the Board, and when deciding the composition of the Board, the company shall consider the factors in relation to the diversity of the Board, including (but not limited to) gender, age, background of education and culture, profession and experience, skills, knowledge and service term.

A.6           Responsibility of directors

a.
All non-executive directors have the same duties and powers as the executive directors. In addition, the non-executive directors, especially the independent non-executive directors, are entitled to certain specific powers. The Articles of Association and the “Rules of Procedure for Meetings of Boards of Directors” clearly prescribe the duties and powers of directors, non-executive directors including independent non-executive directors. The above duties and powers are published on the Sinopec Corp.’s website at http://www.sinopec.com.

b.	In 2014, each of the directors was able to devote sufficient time and effort to handling the matters of Sinopec Corp.

c.
Each of the directors confirmed that he or she complied with the Model Code for Securities and Transactions by Directors of Listed Companies during the reporting period. In addition, Sinopec Corp. formulated the “Rules Governing Shares Held by Company Directors, Supervisors and Senior Managers and Changes in Shares” and the “Model Code of Securities Transactions by Company Employees” to regulate the purchase and sale of Sinopec Corp.’s securities by Sinopec employees.

d.
Sinopec Corp. arranged training sessions for directors and paid the related fees. The directors diligently performed their responsibilities and actively participated in the continuing professional development program.

A.7           Provision for and access to information

a.
The agenda and other reference documents for meetings of the Board and Board committees will be distributed prior to the meetings to give each director sufficient time to review the materials so that directors can discuss the proposals comprehensively at meetings. Each director can obtain all related information in a comprehensive and timely manner, and may seek advices from professional consultants if necessary.

b.
The secretary to the Board is responsible for organizing and preparing the materials for the Board meetings, including preparation of explanations for each proposal to ensure thorough understanding of the directors. Management is responsible for providing the directors with necessary information and materials. The director may ask the President, or ask, via the President, relevant departments to provide necessary information about Sinopec Corp. and related matters.

B	Remuneration of directors and senior management
a.
The Board has established a Remuneration and Appraisal Committee (the “Remuneration Committee”) and formulated relevant terms of reference. The Remuneration Committee consists of independent non-executive director Mr. Chen Xiaojin, who serves as the chairman, and vice president and non-executive director Mr.Wang Tianpu and independent non-executive director Ms. Bao Guoming, who serve as the members of the Remuneration Committee. The terms of reference of the Remuneration Committee are available on the websites of Sinopec Corp. and the Hong Kong Stock Exchange. The Remuneration Committee is responsible for proposing to the Board the remuneration plans for directors, supervisors and other senior management and submitting the proposal to the general meeting of shareholders for approval after the proposal passed at the Board meeting.

b.
The Remuneration Committee always consults the Chairman and the President about proposed remuneration for other executive directors. After the Remuneration Committee’s review, it is of the view that the executive directors of Sinopec Corp. fulfilled their duties in 2014 and executed all duty clauses stated in the service contracts of the directors with honesty and diligence and in good faith.

c.
The members of the Remuneration Committee may engage independent professionals. Reasonable costs arising from or in connection with such consultations are borne by Sinopec Corp. The Remuneration Committee has also appointed consultants to provide advices. The working expenses of the Remuneration Committee are included in the budget of Sinopec Corp. In addition, according to the policies of Sinopec Corp., the senior management and relevant departments of Sinopec Corp. must actively cooperate with the Remuneration Committee.

C	Accountability and auditing

C.1           Financial reporting

a.
Directors are responsible for supervising preparation of accounts for each fiscal period to ensure that the accounts truly and fairly reflect the condition of the business, its performance and the cash flow of the Company during the period. The Board approved the Financial Report for 2014 and warranted that the annual report contained no false representations, no material omissions or misleading statements and jointly and severally accepted full responsibility for the authenticity, accuracy and integrity of the content.

b.
Sinopec Corp. provides directors with information about the financial condition, its production and operating status of the Company every month to ensure that the directors can learn about the latest developments of the Company in a timely manner.

c.
Sinopec Corp. has adopted an internal control mechanism to ensure that the management and relevant departments have provided the Board and the Audit Committee with sufficient financial data and related explanations and materials.

d.	The external auditors of Sinopec Corp. made a statement about their reporting responsibilities in the auditor’s report contained in the financial report .

C.2           Internal control

a.
In 2003, according to the relevant regulatory requirements for internal control of the listing places, Sinopec Corp. adopted the internal control framework prescribed in the internationally accepted Committee of Sponsoring Organisations of the Treadway Commission Report (COSO). Based upon the Articles of Association and all management policies currently in effect, as well as in accordance with relevant domestic and overseas applicable regulations, Sinopec Corp. formulated the “Internal Control Manual”, which established controls at both the corporate and business levels, thereby ensuring all-round internal control. The Board reviewed the self-evaluation report on internal control and self-assessment together with the annual report every year since 2006. In 2014, according to the seventeen basic principles of COSO framework to review internal control system, Sinopec’s internal control system can satisfies the requirements of new COSO framework.

b.
The management of Sinopec Corp. has implemented the measures for internal control. With sufficient resources in accounting and financial reporting, Sinopec Corp. has well-qualified and experienced employees in this function and a sufficient budget for the training of relevant employees.

For detailed information about the internal control system during the reporting period, please refer to the self-evaluation report on internal control and self-assessment prepared by Sinopec Corp.

c.	Sinopec Corp. has established its internal audit department, staffed by well-qualified professional personnel, to ensure that the internal auditing functions of Sinopec Corp. are sound.

C.3           Audit Committee

a.
The Audit Committee consists of independent non-executive director Ms. Bao Guoming, who serves as the chairman, and independent non-executive director Mr. Jiang Xiaoming and independent non-executive director Mr. Andrew Y. Yan, who serve as members. As verified, none of them has served as a partner or former partner in our current auditing firm.

b.	Sinopec Corp. has published the terms of reference of the Audit Committee. The terms of reference are available for inspection on the websites of Sinopec Corp. and the Hong Kong Stock Exchange.

c.
During the reporting period, the Audit Committee held six meetings. (For details, please refer to the section “meetings held by the special committees of the Board” under the “ Report of the Board of Directors “ in this annual report.) The review opinions were issued at the meetings and submitted to the Board after signed by the members of the Audit Committee. During the reporting period, the Board and the Audit Committee had no divergent opinions.

d.
Audit Committee members may engage independent professionals. Reasonable costs arising from or in connection with such consultations are borne by Sinopec Corp. The Audit Committee also appoints consultants to provide advices. The working expenses of the Audit Committee are included in the budget of Sinopec Corp. In accordance with the policies of Sinopec Corp., the senior management and relevant departments of Sinopec Corp. must actively cooperate with the Audit Committee.

e.
In the absence of Sinopec Corp.’s management, the Audit Committee held two meetings with auditors to discuss the auditing of financial reports and the auditing fee for the year. The Audit Committee has considered the adequacy of the resources for accounting and financial reporting and the experience of the employees as well as the sufficiency of the training courses provided to employees and the related budget. Audit Committee recognise the Sinopec’s management has fulfilled the duties of establishment of effective internal control system. Sinopec Corp. established a reporting and complaint system, providing online reporting, letter reporting, receipt of appeals and a complaint mailbox to employees to report behavior that violates the internal control system. The Audit Committee has reviewed and approved the system.

D	Delegation of power by the Board
a.
The Board, the management and each Board committee have clear terms of reference. The Articles of Association and the “Rules of Procedure for the General Meetings of Shareholders” and the “Rules of Procedure for Meetings of Boards of Directors” clearly set forth the scope of duties, powers and delegation of power of the Board and management, which are published on the website of Sinopec Corp. at http://www.sinopec.com.

b.
In addition to the Audit Committee and the Remuneration Committee, the Board established the Strategy Committee and the Social Responsibility Management Committee. The Strategy Committee consists of 9 directors, including Chairman of the Board Mr. Fu Chengyu, who serves as chairman, Vice Chairman of the Board Mr. Wang Tianpu, director and President Mr. Li Chunguang and independent non-executive director Mr. Ma Weihua, who serve as vice chairmen, as well as three executive directors and two independent non-executive directors, who serve as members. The Strategy Committee is responsible for overseeing long-term development strategies and significant investment decisions of the Company. The Social Responsibility Management Committee consists of five directors, including Chairman of the Board Mr. Fu Chengyu, who serves as chairman, Vice Chairman of the Board Mr. Wang Tianpu, director and President Mr. Li Chunguang and two independent non-executive directors, who serve as members. The Social Responsibility Management is responsible for preparing policies, governance, strategies and plans for social responsibility management of

Sinopec Corp..

c.	Each Board committee has clear terms of reference. According to each terms of reference of the Board committees, the committees are required to report their decisions and recommendations to the Board.

E	Communication with shareholders
a.
Sinopec Corp. pays close attention to investor relations. The Chairman, President and Chief Financial Officer conduct a road show for investors every year to answer questions on subjects of concern to investors, such as development strategies and the production and business performance of the Company. Sinopec Corp. established a department to be responsible for communicating with investors. In compliance with regulatory provisions, Sinopec Corp. enhanced communication with investors by holding meetings with institutional investors, inviting investors on site visits and setting up an investor hotline, among
other measures.

b.
During the reporting period, separate resolution was proposed for each substantially separate issue at the general meeting. All resolutions were voted by poll to safeguard the interests of all shareholders. Notices of the general meeting of shareholders were delivered to shareholders 45 days (excluding the date of the general meeting) in advance.

c.
The Chairman of the Board hosted the general meeting as chairman of the meeting, and arranged the members of the Board and senior management to attend the meeting and answer questions raised by shareholders.

d.	During the reporting period, Sinopec Corp. amended its Articles of Association, including Sinopec Corp.’s share capital structure and registered capital based on the actual situation of the Company.

F	Company secretary
a.
The Hong Kong Stock Exchange recognised the secretary to the Board as having the relevant qualifications for company secretary. Nominated by the Chairman of the Board and appointed by the Board, the secretary to the Board is the senior management officer reporting to Sinopec Corp. and the Board. The secretary gives opinions on corporate governance to the Board and arranges orientation training and professional development for the directors.

b.	The secretary to the Board actively participated in career development training, with more than 15 training hours during the reporting period.

G	Shareholders’ rights
a.
Shareholders who individually or collectively hold 10% of the total voting shares issued by Sinopec Corp. may request the Board in writing to convene the general meeting of shareholders. If the Board fails to grant the request to call the meeting according to the “Rules of Procedure for Meetings of Boards of Directors”, the shareholders may call and hold the meeting at their discretion according to applicable laws, and reasonable expenses arising as a result are to be borne by Sinopec Corp. These provisions are subject to the following conditions: the proposals at the general meeting of shareholders must fall within the responsibilities of the general meeting of shareholders, with specific proposals and resolutions and in compliance with relevant laws, administrative regulations and the Articles of Association.

b.
When Sinopec Corp. holds the general meeting of shareholders, shareholders who individually or collectively hold 3% of the total voting shares issued by Sinopec Corp. may propose a temporary proposal 10 days before the date of the general meeting.

c.
The eligibility for attending the general meeting, the rights of shareholders, the meeting agenda and the voting procedures are clearly stated in the notice of the general meeting of the shareholders of Sinopec Corp.

d.
According to Sinopec Corp.’s rules, the Board secretary is responsible for establishing an effective communication channel between Sinopec Corp. and its shareholders, for setting up special departments to communicate with the shareholders and for passing the opinions and proposals of the shareholders to the Board and management in a timely manner. Contact details of Sinopec Corp. can be found on the Investor Center page on the Sinopec Corp.’s website.

(2)	Auditors
The appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as Sinopec Corp.’s external auditors for 2014 and the authorisation of the Board to determine their remuneration were approved at Sinopec Corp.’s annual general meeting for the year 2013 on 9 May 2014. The audit fee for 2014 is RMB 51.68 million (including audit fee of internal control), which was approved by the 23rd meeting of the fifth session of the Board. The annual financial reports have been audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers; the Chinese certified accountants signing the report are Li Dan and Chen Na from PricewaterhouseCoopers Zhong Tian LLP.

During the reporting period, neither PricewaterhouseCoopers Zhong Tian LLP nor PricewaterhouseCoopers provided any non-audit service to Sinopec Corp.

PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers have provided audit services to Sinopec since 2013. The first letter of engagement was signed in May 2013.

(3)	Other information about Sinopec Corp.’s corporate governance
Except for their working relationships with Sinopec Corp., none of the directors, supervisors or other senior management has any financial, business or family relationship or any relationship in other material aspects with one another. For information about changes in share capital and shareholdings of substantial shareholders, please refer to page 6 to page 7; for information about meetings of the Board, please refer to page 51; for information about equity interests of directors, supervisors and other senior management, please refer to page 43; for information about the résumé and annual remuneration of directors, supervisors and other senior management, please refer to page 58 to page 70.

8	COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND CHINA CORPORATE GOVERNANCE RULES FOR LISTED COMPANIES
For details, please refer to the content on the website of Sinopec Corp. at http://english.sinopec.com/investor_center/corporate_governance/fact-sheet/20120315/download/2012031503.pdf.

REPORT OF THE BOARD OF DIRECTORS

The Board is pleased to present the report for the year ended 31 December 2014 for shareholders’ review.

1	MEETINGS OF THE BOARD
During this reporting period, Sinopec Corp. held nine Board meetings. The details are as follows:

(1)
The 13th meeting of the fifth session of the Board was held by way of written resolution on 27 January 2014, whereby the proposals in relation to the internal control system of Sinopec Corp. (2014) was approved in this meeting.

(2)
The 14th meeting of the fifth session of the Board was held by way of written resolution on 19 February 2014, whereby the proposal in relation to the Proposal to Start the Restructuring of Sinopec’s Marketing Segment and to Introduce Social and Private Capital to Realise Diversified Ownership of this Segment which was approved in this meeting.

(3)
The 15th meeting of the fifth session of the Board was held in the headquarter of Sinopec Corp on 21 March 2014,whereby the proposals in relation to the business performance of 2013 and work plan of 2014,the dividend distribution plan for the year of 2013 ,the Company’s annual report of the year 2013, the plan to realise a production capacity of 10 billion cubic meters for Fuling shale gas fields, the amendments to the Articles of Association and the Rules of Audit Committee, sustainable development progress report, internal control self-assessment report and the appointment for external auditors for 2014, etc. were approved.

(4)
The 16th meeting of the fifth session of the Board was held by way of written resolution on 28 April 2014, whereby the proposal in relation to the first quarter results of the year 2014, the internal control system of Sinopec Corp., the announcement in relation to further avoiding China Petrochemical Corporations’ competition with Sinopec Corp. were approved in the meeting.

(5)
The 17th meeting of the fifth session of the Board was held by way of written resolution on 28 May 2014, whereby the proposals in relation to the appointment of Mr. Chang Zhenyong and Huang Wensheng as Vice President of Sinopec Corp. was approved in the meeting.

(6)
The 18th meeting of the fifth session of the Board was held by way of written resolution on 15 August 2014, whereby the proposal in relation to the implementation of share option incentive scheme of Sinopec Shanghai Petrochemical Company Limited was approved.

(7)
The 19th meeting of the fifth session of the Board was held in the headquarter of Sinopec Corp. on 22 August 2014, whereby the proposals in relation to the Company’s interim result of the year 2014, the interim dividend distribution plan of the first half of 2014, the Company’s interim report of the year 2014, the establishment of the policy Concerning Diversity of Board Members and the amendments to the Insiders’ Registration Rules were approved.

(8)
The 20th meeting of the fifth session of the Board was held by way of written resolution on 12 September 2014, whereby the proposal in relation to the material asset restructuring of Yizheng Chemical was approved in the meeting.

(9)
The 21th meeting of the fifth session of the Board was held by way of written resolution on 30 October 2014, whereby the proposals in relation to the third quarter report of the year 2014, the acquisition of equity interests in Yanbu project and provision of External Guarantees, the notice of the first extraordinary general meeting for the year 2014 were approved in the meeting.

For details of each meeting, please refer to the announcements published in China Securities Journal, Shanghai Securities News and Securities Times on the next working day after each meeting and on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and Sinopec Corp.’s website.

2	IMPLEMENTATION OF RESOLUTIONS APPROVED AT THE GENERAL MEETINGS OF SHAREHOLDERS BY THE BOARD
During this reporting period, in accordance with relevant laws and regulations as well as the Articles of Association, all members of the Board diligently implemented the resolutions approved at the general meetings of shareholders, and have completed the various tasks delegated to them at the general meetings of shareholders.

3	ATTENDANCE TO THE BOARD MEETINGS

Name	Board meetings1 (times)			General meetings of the shareholders
	Site meetings	Written resolution	Attendance by proxy	Attendance rate	Attendance times	Attendance rate
Fu Chengyu	1	7	1	88.9%	1	50%
Wang Tianpu	2	7	0	100%	0	0
Zhang Yaocang	2	7	0	100%	1	50%
Li Chunguang	2	7	0	100%	1	50%
Zhang Jianhua	2	7	0	100%	2	100%
Wang Zhigang	2	7	0	100%	2	100%
Cao Yaofeng	1	7	1	88.9%	0	0
Dai Houliang	1	7	1	88.9%	2	100%
Liu Yun	2	7	0	100%	2	100%
Chen Xiaojin	2	7	0	100%	1	50%
Ma Weihua	2	7	0	100%	0	0
Jiang Xiaoming	2	7	0	100%	1	50%
Andrew Y.Yan	2	7	0	100%	0	0
Bao Guoming	2	7	0	100%	1	50%
Cai Xiyou2	1	7	1	88.9%	1	50%

Note	1:	No directors were absent from the meeting of the Board for two successive meetings.

	2:	In October 2014, Mr. Cai Xiyou has tendered his resignation as the director due to new working arrangement.

4	MEETINGS HELD BY THE BOARD COMMITTEES
During the reporting period, the Audit Committee held six (6) meetings. Each of the Strategy Committee, the Remuneration Committee and the Social Responsibility Management Committee held one (1) meeting respectively. All members of each committee had attended the meetings. Details of those meetings are as follows:

(1)	Meetings by the Audit Committee
a.	The 8th meeting of the fifth session of the Audit Committee was held by way of written resolution on 26 January 2014, whereby the internal control system of Sinopec Corp. (2014)
was reviewed and a review opinion was issued.

b.
The 9th meeting of the fifth session of the Audit Committee was held in the headquarter of Sinopec Corp. on 19 March 2014, whereby the Company’s annual results of the year 2013, 20F,financial reports of 2013 and related explanations, the internal control self-assessment report(2013), the reports on auditing work of 2013, and performance report of Audit Committee of the year 2013 were reviewed. The reports on the auditing of the financial statements for the first half of 2013 delivered by the domestic and overseas auditors were heard in this meeting and a review opinion was issued.

c.
The 10th meeting of the fifth session of the Audit Committee was held by way of written resolution on 25 April 2014, whereby the quarterly report of the first quarter of the year 2014 and the internal control system of Sinopec Corp. were reviewed and a review opinion was issued.

d.
The 11th meeting of the fifth session of the Audit Committee was held in the headquarter of Sinopec Corp. on 20 August 2014, whereby the interim report for the first half of 2014, the financial reports for the first half year of 2014, the reports on auditing work for the first half of 2014 were reviewed and a review opinion was issued.

e.
The 12th meeting of the fifth session of the Audit Committee was held by way of written resolution on 12 September 2014, whereby the material asset restructuring of Sinopec Yizheng Chemical Fiber Company Limited was reviewed and a review opinion was issued.

f.
The 13th meeting of the fifth session of the Audit Committee was held by way of written resolution on 30 October 2014, whereby the quarterly report of the third quarter of 2014,the report of equity interests acquisition in Yanbu project and provide External Guarantees were reviewed and a review opinion was issued.

(2)	Meeting by the Strategy Committee
The 2nd meeting of the fifth session of the Strategy Committee was held in Beijing on 19 March 2014, whereby the plan of investments of 2014 and the scheme to realise a production capacity of 10 billion cubic meters for Fuling shale gas fields were reviewed, and a review opinion was issued.

(3)	Meeting by the Remuneration Committee
The 2nd meeting of the fifth session of the Remuneration Committee was held on 19 March 2014, whereby the reports on implementation of the rules of the remuneration of directors, supervisors and other senior management for 2013 was reviewed, and a review opinion was issued.

(4)	Meeting by the Social Responsibility Management Committee
The 2nd meeting of the fifth session of the Social Responsibility Management Committee was held on 19 March 2014, whereby “Sinopec Corp. 2013 Sustainable Development Progress Report” was reviewed, and a review opinion was issued.

5	PERFORMANCE
The financial results of the Company for the year ended 31 December 2014, which is prepared in accordance with IFRS and its financial position as at that date and the accompanying analysis are set out from page 138 to page 195 in this annual report.

6	DIVIDEND
The profit distribution policy of Sinopec Corp. maintains continuity and stability, and moreover gives consideration to the long-term interests of the Company, overall interests of all the shareholders and the sustainable development of the Company. Sinopec Corp. will have priority to adopt cash dividends for profit distribution, and can perform the interim profit distribution. When the net profits and retained earnings of Sinopec Corp. are positive in current year, and in the event that the cash flow of Sinopec Corp. can satisfy the normal operation and sustainable development, Sinopec Corp. should adopt cash dividends, and the distribution profits in cash every year are no less than 30% of the net profits of Sinopec Corp. in current year.

The profit distribution plan of Sinopec Corp. for the current year will be carried out in accordance with the policy and procedures stipulated as per the Articles of Association, whereby the advices of minority shareholders must be heard and the independent directors will issue independent opinions.

Proposals for dividend distribution
At the 23rd meeting of the fifth session of the Board, the Board approved the proposal to distribute a final cash dividend of RMB0.11 (tax included) per share combining with an interim distributed dividend of RMB 0.09 (tax included) per share, the total dividend for the whole year is RMB0.20 (tax included) per share.

The final cash dividend will be distributed on or before 30 June 2015 (Tuesday) to all shareholders whose names appear on the register of members of Sinopec Corp. on the record date of 18 June 2015 (Thursday). The H shares register of members of Sinopec Corp. will be closed from 12 June 2015 (Friday) to 18 June 2015 (Thursday) (both dates are inclusive). In order to qualify for the final dividend for H shares, the holders of H shares must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited before 4:30 p.m. on 11 June 2015 (Thursday) for registration.

The dividend will be denominated and declared in RMB, and distributed to the domestic shareholders and investors participating in the Shanghai-Hong Kong Stock Connect Program in RMB and to the overseas shareholders in Hong Kong Dollar. The exchange rate for the dividend calculation in Hong Kong Dollar is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week preceding the date of the declaration of such dividend.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing the cash dividends to them. Any H Shares of the Sinopec Corp. registered not under the name of an individual shareholder, including HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change its shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority and withhold and pay enterprise income tax on behalf of the relevant shareholders based on the register of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for the cash dividends to them with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of less than 10% with China under the relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (the “Extra Amount”) due to the application of 10% tax rate, Sinopec Corp. can apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. within the timeline set out above. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreement. In the case that the individual holders of the H Shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81):

For domestic investors investing in the H Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect, the company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

The dividend distribution or capital reserves capitalisation and bonus shares declared by Sinopec Corp. in the previous three years are as follows:

	Year 2013	Year 2012	Year 2011
Cash dividends (RMB/share)	0.24	0.30	0.30
Total amount of cash dividends (RMB million, including taxes)	28,010	26,615	26,034
Net profits attributed to the shareholders of the listed company shown in the consolidated statement for the dividend year (RMB million).	67,179	63,496	71,697
Ratio between the dividends and the net profit attributed to the shareholders of the listed company in the consolidated statement (%)	41.69	41.92	36.32
Number of bonus shares per 10 shares (share)	0	2	0
Capitalisation per 10 shares (share)	0	1	0

The aggregate cash dividend declared by Sinopec Corp. during three years from 2011 to 2013 is RMB 0.84 per share, and the dividend from 2011 to 2013 as a percentage of average net profits in the three years is 119.57%. It fulfilled the refinancing conditions in the domestic securities market provided by the “Decisions on Modifying Provisions Concerning Cash Dividends of Listed Companies” issued by CSRC.

7	RESPONSIBILITIES FOR THE COMPANY’S INTERNAL CONTROL
The Board is fully responsible for establishing and maintaining the internal control system related to the financial reporting as well as ensuring its effective implementation. In 2014, the Board assessed and evaluated the internal control of Sinopec Corp. according to the “Basic Standard for Enterprise Internal Control”, “Application Guidelines for Enterprise Internal Control” and “Estimation Guidelines for Enterprise Internal Control”. There were no significant defects as of 31 December 2014. Therefore the internal control system of Sinopec Corp. related to the financial reporting is sound and effective.

The “2014 Annual Internal Control Assessment Report of Sinopec Corp.” was reviewed and approved on the 23rd meeting of the fifth Session of the Board on 20 March 2015, and all members of the Board warranted that the contents of the report are true, accurate and complete, and without any false representation, misleading statements or material omissions.

8	MAJOR SUPPLIERS AND CUSTOMERS
During this reporting period, the total purchases from the top five crude oil suppliers of the Company accounted for 68.0% of the total purchases of crude oil by the Company, of which the purchases from the largest supplier accounted for 20.4% of the total purchases of crude oil by the Company.

The total sales to the five largest customers of the Company accounted for 8% of the total sales of the Company, of which sales to the largest customer accounted for 3% of the total sales.

During this reporting period, other than the connected transactions with the controlling shareholder – China Petrochemical Corporation and its subsidiaries, as disclosed in “Connected Transaction” of this annual report, none of the directors, supervisors of Sinopec Corp. and their associates or any shareholders holding 5% or more of the share capital of Sinopec Corp. had any interest in any of the above-mentioned major suppliers and customers.

9	BANK LOANS AND OTHER BORROWINGS
Details of bank loans and other borrowings of Sinopec Corp. as of 31 December 2014 are set out in Note 30 to the financial statements prepared in accordance with IFRS in this annual report.

10	FIXED ASSETS
During this reporting period, changes to the fixed assets of Sinopec Corp. are set out in Note 17 to the financial statements prepared in accordance with IFRS in this annual report.

11	RESERVES
During this reporting period, the changes to the reserves of Sinopec Corp. are set out in the consolidated statement of changes in shareholders’ equity in the financial statements prepared in accordance with IFRS in this annual report.

12	DONATIONS
During this reporting period, the amount of charity donations made by Sinopec Corp. amounted to RMB 102 million.

13	PRE-EMPTIVE RIGHTS
Pursuant to the Articles of Association and the laws of the PRC, the shareholders of Sinopec Corp. are not entitled to any pre-emptive rights, therefore the existing shareholders cannot request Sinopec Corp. for the right of first refusal in proportion to their shareholdings.

14	REPURCHASE, SALES AND REDEMPTION OF SHARES
During this reporting period, Yizheng Chemical repurchased and cancelled its shares held by Sinopec Corp. pursuant to the Share Repurchase Agreement. Saved as disclosed above, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed shares of Sinopec Corp. or its subsidiaries. For details of the transaction, please refer to item 4 of the “Connected Transactions”.

15	CORE COMPETITIVENESS ANALYSIS
The Company is a large scale vertically integrated energy & petrochemical company with upstream, mid-stream and downstream operations. The Company ranks first among all enterprises in China in terms of revenue; It is the second largest supplier of oil and gas in China; In respect of refining capacity, it ranks first in China and second globally; Equipped with a well-developed refined oil products sales network, the Company is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company takes the first position in China and the 4th in the world, and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap potentials in attaining an efficient and comprehensive utilisation of its resources, and endowed the Company strong resistance against risks, as well as remarkable capabilities in delivering stable profitability.

The Company enjoys a favorable location which is close to the consumer markets. Along with the steady growth in the Chinese economy, sales volume of both oil products and chemical products by the Company has been increasing steadily over the years; through continuous and specialised marketing efforts, its capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals and expertise engaged in the production of oil & gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favorable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in technology covering a wide range of subjects; the four platforms for technology advancement is taking shape, which includes exploration and development of oil & gas, refining, chemicals and commonly applied technology. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Company enjoys strong capability for technical innovations.

The Company always attaches great importance to fulfilling social responsibilities as an enterprise, and carries out the green & low carbon development strategy to pursue a sustainable pattern of development. Moreover, the Company enjoys an outstanding brand name, plays an important role in the economy and is a renowned and reputable company in China.

16	RISK FACTORS
In the course of its production and operations, Sinopec Corp. will actively take various measures to circumvent operational risks. However, in practice, it may not be possible to prevent the occurrence of all risks and uncertainties below.

Risks with regard to the variations from macroeconomic situation: The business results of the Company are closely related to China’s and global economic situation. Although, China’s economic growth has entered the new normal, and the various countries have adopted different kinds of macroeconomic policies to eliminate negative effects caused by lower economic growth, the strength and process of economic recovery still remains uncertain. The business of the Company may be adversely affected by such factors as the impact on export due to trade protectionism of some countries, impact on import which is likely caused by regional trade agreements and etc.

Risks with regard to the cyclical effects from the industry: The majority of the operational income of the Company comes from the sales of refined oil products and petrochemical products, and part of the business and their related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated company with the integration of upstream, midstream and downstream businesses, it can only counteract the adverse influences of periodicity of the industry to some extent.

Risks from the macroeconomic policies and government regulation: Although the government of China is gradually liberalising the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing licenses in relation to prospection, exploration and development of crude oil and natural gas , setting the upper limit for retail prices of gasoline, diesel and other oil products, the imposing of the special oil income levy, formulation of import and export quotas and procedures, formulation of safety, quality and environmental protection standards; meanwhile, the changes in macroeconomic and industry policies such as: the change of crude oil and refined products import policy, and admit private assets into the oil and gas exploration and development sector, further improvement in pricing mechanism of refined oil products, reforming and improvement in pricing mechanism of natural gas, and reforming in resource tax and environmental tax. Such regulations may have material effect on the operations and profitability of the Company.

Risks with regard to the changes from environmental legislation requirements: Our production activities generate waste water, gases and solids. But the Company has built up the supporting effluent treatment systems to prevent and reduce the pollution to the environment. And the relevant government authorities may issue and implement much stricter environmental protection laws and regulations, adopt much stricter environment protection standards. For this reason, the Company may increase more expenses in relation to the environment protection accordingly.

Risks from the uncertainties of obtaining additional oil and gas resources: The future sustainable development of the Company is partly dependent to a certain extent on our abilities in continuously discovering or acquiring additional oil and natural gas resources. To obtain additional oil and natural gas resources, the Company faces some inherent risks associated with exploration and development and/or with acquiring activities, and the Company has to invest a large amount of money with no guarantee of certainty. The proved reserves are subject to crude oil and gas prices fluctuation. If the Company fails to acquire additional resources though further exploration, development and acquisition or crude oil and gas prices fell sharply, the oil and natural gas reserves and production of the Company will decline over time which will adversely affect the Company’s financial situation and operation performance.

Risks with regard to the external purchase of crude oil: A significant amount of crude oil as need by the Company is satisfied through the external purchases. In recent years, especially influenced by the mismatch between supply and demand of crude oil, geopolitics, global economic growth and other factors, the crude oil prices are subject to a significant fluctuation. Additionally, the supply of crude oil may even be interrupted due to some extreme major incidents. Although the Company has taken flexible counter measures, it may not fully avoid risks associated with any significant fluctuation of international crude oil prices and disruption of supply of crude oil.

Risks with regard to the operation and natural disasters: The process of petroleum chemical production is exposed to the risks of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impacts to the society, major financial losses to the Company and grievous injuries to people. The Company has always been paying great emphasis on the safety of production, and has implemented a strict HSE management system as an effort to avoid such risks as far as possible. Meanwhile, the main assets and inventories of the Company have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contingencies.

Investment risks: Petroleum and chemical sector is a capital intensive industry. Although the Company adopted a prudent investment strategy and conducted rigorous feasibility study on each investment project, some certain investment risks may exist in the sense that expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Currency risks: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of RMB. As the Company purchases a significant portion of crude oil in foreign currency which is based on US dollar-denominated prices and the company had issued some foreign currency bonds, fluctuations in the exchange rate of Renminbi against US dollars and certain other foreign currencies may affect the Company’s purchasing costs of crude oil and the cost of foreign currency bond redemption.

By order of the Board
Fu Chengyu
Chairman

Beijing, China, 20 March 2015

REPORT OF THE BOARD OF SUPERVISORS

Mr. Xu Bin, Chairman of the Board of Supervisors

Dear Shareholders:

The Board of Supervisors and each supervisor of Sinopec Corp. diligently performed their supervision responsibilities, actively participated in the process supervision, carefully reviewed decisions made such as major assets restructuring, share repurchase and guarantee provision, and endeavored to safeguard the interests of shareholders and the Company in accordance with the PRC Company Law and the Articles of Association of Sinopec Corp.

During this reporting period, the Board of Supervisors held five meetings in total, and mainly reviewed and passed the Sinopec Corp.’s annual report, financial statement, internal control assessment report, sustainable development report and proposal of asset acquisition, etc.

On 21 March 2014, the 8th meeting of the fifth session of the Board of Supervisors was held, and the Financial Statements of Sinopec Corp. for 2013, Annual Report of Sinopec Corp. for 2013, Communication on Progress for Sustainable Development Report of Sinopec Corp. for 2013, Internal Control Assessment Report of Sinopec Corp. for 2013, Special Report on the Storage and Actual Use of Company-raising Funds, and Report on the Work of Board of Supervisors of Sinopec Corp. for 2013 were considered and passed at the meeting.

On 28 April 2014, the 9th meeting of the fifth session of the Board of Supervisors was held, and the First Quarterly Report of Sinopec Corp. for 2014 was considered and passed at the meeting.

On 22 August 2014, the 10th meeting of the fifth session of the Board of Supervisors was held, and the “Interim Financial Statements of Sinopec Corp. for 2014” and the “Interim Report of Sinopec Corp. for 2014” were considered and passed at the meeting.

On 12 September 2014, the 11th meeting of the fifth session of the Board of Supervisors was held, and the “Proposal of Major Assets Restructuring of Sinopec Yizheng Chemical Fiber Company Limited” was considered and passed.

On 30 October 2014, the 12th meeting of the fifth session of the Board of Supervisors was held, and the “Third Quarterly Report of Sinopec Corp. for 2013” and the “Proposal of Acquisition of Yanbu Refinery Project Equity and Provision of Guarantees as well as Relevant Issues ” were considered and passed.

During this reporting period, the Board of Supervisors organised supervisors to attend the trainings for directors and supervisors of listed companies organised by CSRC and to be present at the general meeting of shareholders and meeting of the Board, and organised some supervisors to visit companies such as Sinopec Hainan Petrochemical Co., Ltd., Sinopec Hainan Petroleum Company, Sinopec Neimongol Petroleum Company and Sinopec Gansu Petroleum Company for research and inspection. These activities have further improved their capabilities in performing supervisory duties.

Through process supervision on significant decision-makings as well as supervision and inspection on the production and operation management conditions, the Board of Supervisors hold the view that: facing the severe operating situations such as the tumbling decrease of crude oil price in the second half of the year and the 11 consecutived cuts of domestic refined oil retail price, Sinopec Corp. actively responded, closely traced the market, optimised the production and operation and fully exploit the advantages of resources integration. In addition, Sinopec Corp. actively boosted industrial restructuring and transformation development, sturdily developed strict management year activities, and fully exploited potentials from existing asset to obtain a hard-won operation result. The Board of Supervisors had no objection to the supervised issues during this reporting period.

Firstly, the Board diligently fulfilled its obligations and exercised its rights under the PRC Company Law and the Articles of Association, and made scientific decisions on major issues concerning production and operation, reforms and development, etc.; and the senior management diligently implemented the resolutions passed by the Board; continued to deepen the reform, accelerated structure adjustment, intensified strict management and strived to lower the costs and enhance efficiency. As a result, all works made remarkable achievements. The Board of Supervisors did not discover any behaviors of any director or senior management which violated laws, regulations, and the Articles of Association, or were detrimental to the interests of Sinopec Corp. or its shareholders.

Secondly, the reports prepared by Sinopec Corp. in 2014 complied with the relevant regulation of domestic and overseas securities regulators, and the annual financial statement of Sinopec Corp. was prepared in accordance with ASBE and IFRS respectively, truly and fairly reflecting Sinopec Corp.’s financial status and operation performance. The dividend distribution plan was made after comprehensively considering the equity interests of shareholders and the long-term interests of Sinopec Corp. The information disclosed in the annual report was true, accurate and complete. No violation of confidential provisions of persons who prepared and reviewed the report was found.

Thirdly, transaction prices for share repurchase and asset sales under Sinopec in 2014 were based on “equality, fairness and justice”. In these transactions, neither insider trading nor actions detrimental to the interests of Sinopec Corp. or its shareholders causing losses of assets and benefits of Sinopec Corp. were found.

Fourthly, all connected transactions between Sinopec Corp. and China Petrochemical Corporation were in compliance with the relevant rules and regulations of listed places. All the connected transactions were conducted on the basis of “fairness and justice”. Nothing in these transactions was found to be detrimental to the interests of Sinopec Corp. or its shareholders.

Fifthly, a detailed description with adequate causes for large gap between actual profit and budget number in 2014 was made by Sinopec Corp. board of directors. A real, accurate and complete profit amount was realised by Sinopec Corp. in 2014.

Sixthly, Sinopec Corp. has a sound and effective internal control system. The internal control evaluation report was comprehensive, true and objective. There was no significant defect on the internal control system.

Seventhly, Sinopec Corp. actively fulfilled its social responsibilities and promoted the sustainable development of social economy. Information stated in the sustainable development report was true, accurate and complete, and in compliance with requirements made by Shanghai Stock Exchange for listed companies with regard to the publication of social responsibility report.

In 2015, the Board of Supervisors will continue to follow the principle of diligence and integrity, earnestly perform the duties of supervision, actively participate in the process supervision of significant decision makings, increase the strength of inspection and supervision and protect Sinopec Corp’s. benefit and its shareholders’ interests.

Xu Bin
Chairman of the Board of Supervisors

Beijing, China, 20 March 2015

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1	INTRODUCTION OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT

(1)	Directors
Fu Chengyu, aged 63, Chairman of Board of Directors of Sinopec Corp., President and Secretary of Communist Party of China (“CPC”) Leading Group of China Petrochemical Corporation. Mr. Fu is a professor level senior engineer and obtained a master’s degree. In 1983, he successively served as Chairman of the Joint Management Committee of the joint venture projects established between China National Offshore Oil Corporation (“CNOOC”) and foreign oil giants such as Amoco, Chevron, Texaco, Phillips, Shell and Agip, etc; from 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Nanhai East Corporation; in December 1995, he served as vice president of USA Phillips International Petroleum Company (Asia), and concurrently as General Manager of the Xijiang Development Project; in April 1999, he was appointed as General Manager of China National Offshore Oil Nanhai East Corporation; in September 1999, he was appointed as Executive Director, Executive Vice President and Chief Operating Officer of China National Offshore Oil Co., Ltd; in October 2000, he was appointed as Deputy General Manager of CNOOC; in December 2000, he concurrently served as President of China National Offshore Oil Co., Ltd; in August 2002, he served as Chairman and CEO of China Oilfield Services Co., Ltd., a subsidiary of CNOOC; in October 2003, he served as General Manager of CNOOC, and concurrently as Chairman and CEO of China National Offshore Oil Co., Ltd; in September 2010, Mr. Fu resigned the post of CEO of China National Offshore Oil Co., Ltd and continued to serve as Chairman; in April 2011, he served as Chairman and Secretary of CPC Leading Group of China Petrochemical Corporation; in May 2011, he was appointed as Chairman of Board of Directors of Sinopec Corp..

Wang Tianpu, aged 52, Vice Chairman of Board of Directors of Sinopec Corp., Board Director and President of China Petrochemical Corporation. Mr. Wang is a professor level senior engineer with a PhD degree. In March 1999, he was appointed as Vice President of Qilu Petrochemical Company, China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Qilu Company; in September 2000, he was appointed as President of Sinopec Qilu Company; in August 2001, he was appointed as Vice President of Sinopec Corp.; in April 2003, he was appointed as Senior Vice President of Sinopec Corp.; in March 2005, he was appointed as President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as President of Sinopec Corp.; in May 2009, he was elected as Vice Chairman of Board of Directors and President of Sinopec Corp. in August 2011, he was elected as Board Director and President of China Petrochemical Corporation; in May 2013, he was elected as Vice Chairman of the Board of Sinopec Corp..

Zhang Yaocang, aged 61, Vice Chairman of the Board of Sinopec Corp.. Mr. Zhang is a professor level senior engineer with a graduate degree from graduate school. In November 1990, he was appointed as Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resources (“MGMR”); in February 1994, he was appointed as Secretary of CPC Committee and Deputy Director General of Bureau of Petroleum Geology and Marine Geology, MGMR; in June 1997, he was appointed as Deputy Secretary of CPC Leading Group and Executive Vice President of Sinopec Star Petroleum Co. Ltd; in April 2000, he was appointed as Assistant to President of China Petrochemical Corporation and concurrently as President of Sinopec Star Petroleum Co., Ltd.; in August 2000, he was appointed concurrently as Secretary of CPC Committee of Sinopec Star Petroleum Co. Ltd; in July 2001, he was appointed as Vice President of China Petrochemical Corporation; in December 2003, he was appointed concurrently as Chairman of Sinopec International Petroleum Service Corporation; in January 2007, he was appointed concurrently as Chairman of Sinopec International Petroleum Exploration and Production Corporation; in May 2009, he was elected as Vice Chairman of the Board of Sinopec Corp..

Li Chunguang, aged 59, Board Director and President of Sinopec Corp. and Vice President of China Petrochemical Corporation. Mr. Li is a professor level senior engineer and with a university diploma. In August 1991, he was appointed as Vice President of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Vice President of Sinopec Sales Company; in June 2001, he was appointed as President of Sinopec Sales Co., Ltd.; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of Board of Directors and President of Sinopec Sales Co., Ltd.; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp.; in May 2013, he was elected as Board Director and President of Sinopec Corp..

Zhang Jianhua, aged 50, Board Director and Senior Vice President of Sinopec Corp.. Mr. Zhang is a professor level senior engineer with a PhD degree. In April 1999, he was appointed as Vice President of Shanghai Gaoqiao Petrochemical Company of China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Shanghai Gaoqiao Company; in September 2000, he was appointed as President of Sinopec Shanghai Gaoqiao Company; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2003, he was appointed concurrently as Director General of Production and Operation Management Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in June 2007, he was appointed concurrently as Chairman of Sinopec (Hong Kong) Co., Ltd; in October 2014, he was appointed concurrently as Chairman of Sinopec Engineering (Group) Co.,Ltd.; and in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp..

Wang Zhigang, aged 57, Board Director and Senior Vice President of Sinopec Corp.. Mr. Wang is a professor level senior engineer with a PhD Degree. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Co., Ltd.; in June 2000, he served as Board Director and President of Shengli Oilfield Co., Ltd.; in November 2001, he was appointed temporally as Deputy Director General and Deputy Secretary of CPC Leading Group of Economic and Trade Commission, Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was appointed as Director General of Exploration and Production Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in January 2007, he was appointed concurrently as Vice Chairman of Sinopec International Petroleum Exploration and Production Corporation; in September 2014, he was appointed concurrently as Chairman of Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; and in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp..

Cao Yaofeng, aged 61, Board Director of Sinopec Corp. Mr. Cao is a professor level senior engineer with a master degree. In April 1997, he was appointed as Deputy Director General of Shengli Petroleum Administration; in May 2000, he served as concurrently as Vice Chairman of Board of Directors of Sinopec Shengli Oilfield Co., Ltd.; in December 2001, he served as Board Director and President of Sinopec Shengli Oilfield Co., Ltd.; in December 2002, he served as Director Genaral of Shengli Petroleum Administration of China Petrochemical Corporation and Chairman of Board of Directors of Sinopec Shengli Oilfield Company Limited; from April 2003 to May 2006, he served as Employee Representative Board Director of Sinopec Corp.; in October 2004, he was appointed as Assistant to President of China Petrochemical Corporation; in June 2012, he was appointed concurrently as Chairman of Sinopec Oilfield Service Corporation; in 2013, he was appointed as academician of Chinese Academy of Engineering; and in May 2009, he was elected as Board Director of Sinopec Corp..

Dai Houliang, aged 51, Board Director and Senior Vice President of Sinopec Corp.. Mr. Dai is a professor level senior engineer with a PhD degree. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Board Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Board Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman of Board of Directors and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Board of Directorsof Yangzi Petrochemical Corporation; in December 2004, he served concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Board Director, Senior Vice President and CFO of Sinopec Corp.; in August 2008, he was concurrently appointed as the Chairman of Petro-Cyberworks Information Technology Co., Ltd. (PCITC) and Sinopec Technology Development Company; in August 2012, he was appointed concurrently as Chairman of Sinopec Great Wall Energy & Chemical Co., Ltd.; in March 2013, he was appointed concurrently as Chairman of Sinopec Catalyst Co., Ltd.; and in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp..

Liu Yun, aged 58, Board Director of Sinopec Corp., Chief Accountant of China Petrochemical Corporation. Mr. Liu is a professor level senior accountant with a master degree. In December 1998, he was appointed as Deputy Director General of Finance Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Finance Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of China Petrochemical Corporation; and in May 2012, he was appointed concurrently as the Chairman of Sinopec Finance Co., Ltd.; in September 2013, he was appointed concurrently as Chairman of Sinopec Insurance Co., Ltd.; and in May 2009, he was elected as Board Director of Sinopec Corp..

Chen Xiaojin, aged 70, Independent Non-executive Director of Sinopec Corp.. Mr. Chen is a senior engineer (research fellow level) with a university diploma. In December 1982, he was appointed as President of Tianjin Shipbuilding Industry Corporation; in January 1985, he was appointed successively as Vice President and President of CNOOC Platform Corporation; in February 1987, he was appointed successively as Director General of Operation Department, Director General of Foreign Affairs Bureau, Director General of International Affairs Department in China State Shipbuilding Corporation and Deputy President of China State Shipbuilding Trading Company; in December 1988, he was appointed as Vice President of China State Shipbuilding Corporation; in January 1989, he was appointed concurrently as President of China State Shipbuilding Trading Company; in October 1996, he was elected as concurrently as Chairman of Board of Directors of China State Shipbuilding Trading Company; from June 1999 to July 2008, he served as President and Secretary of CPC Leading Group of China State Shipbuilding Corporation; in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp..

Ma Weihua, aged 66, Independent Non-executive Director of Sinopec Corp.. Mr. Ma is a senior economist with a PhD degree. Mr. Ma is the Chairman of the Board of Directors of Wing Lung Bank Ltd., Independent Non-executive Director of Winox Holdings Ltd., Independent Director of the Guotai Junan Securities Co., Ltd. (GTJA), Independent Director of China Eastern Airlines Corporation Limited, Independent Director of China Resource Land Limited, Independent Director of Huabao Investment Co., Ltd., and Independent Director of China World Trade Co., Ltd.. In May 1988, he was appointed as the Deputy Director of the General Affairs Office of the People’s Bank of China (“PBOC”); in March 1990, he was appointed as the Deputy Director of Fund Planning Department of PBOC; in October 1992, he was appointed as the President and Secretary of the CPC Leading Group of the Hainan Branch of PBOC; in January 1999, he was appointed as the Director, Governor and Secretary of the CPC Committee of China Merchants Bank; and in May 2010, he was elected as Independent Non-executive Director of Sinopec Corp..

Jiang Xiaoming, aged 61, Independent Non-executive Director of Sinopec Corp.. Mr. Jiang has a doctorate in economics. Presently, he acts as the member of the national committee of CPPCC, director of China Foundation for Disabled Persons, member of the United Nations Board of Investment, Chairman of the Board of Directors of Hong Kong Saibo International Co. Ltd., Independent Director of COSCO International and SPG Land (Holdings) Ltd., Senior Fellow of the University of Cambridge Business School, and trustee of University of Cambridge China Development Fund. Between 1992 and 1998, he acted as the Vice President of United Nations Staff Retirement Fund; between 1999 and 2003, he acted as the Chairman of the Board of Directors of Frasers Property (China) Co., Ltd.; and he has previously acted as the Board Director of JSW Energy Ltd., member of the Advisory Committee of American Capital Group and Rothschild, the British Investment Bank, and Independent Director of China Oilfield Services Co., Ltd.. From May 2012 to the present, he has acted as Independent Non-executive Director of Sinopec Corp..

Andrew Y. Yan, aged 57, Independent Non-executive Director of Sinopec Corp.. Mr. Yan is the founding Managing Partner of SAIF Partners and has a master degree. Presently, he acts as the Independent Non-executive Director of China Resources Land Limited, CPMC Holdings Limited and Cogobuy Group, the Non-executive Director of Digital China Holdings Limited, China Huiyuan Juice Group Limited, Feng Deli Holdings Limited and Guodian Technology & Environment Group Corporation Limited; the Independent Director of Beijing BlueFocus Brand Management Consulting Co, Ltd.; and the Director of ATA Co., Ltd. From 1989 to 1994, he acted as the Economist of the World Bank headquarters in Washington, Senior Fellow of Hudson Institute, an American famous research think tank, and acted as the director of APAC Strategic Planning & Business Development of Sprint International Corporation; between 1994 and 2001, he acted as the Managing Director (Emerging Markets Partnership) and Director of Hong Kong Office of AIG Asia Infrastructural Investment Fund. And from May 2012 to the present, he has acted as Independent Non-executive Director of Sinopec Corp..

Bao Guoming, aged 63, Independent Non-executive Director of Sinopec Corp.. Ms. Bao is a Professor,, an international registered internal auditor and Certified Public Accountant of China with a master degree. Since December of 1992, she acted as associate professor of Accounting Dept. of International Business School of Nankai University, and since December of 1995, as Professor of Accounting Dept. of International Business School of Nankai University; since November of 1997, as the Vice Director of Accounting Dept. of International Business School of Nankai University; since April of 1999, as the Vice Director of the Audit Cadre Training Center of National Audit Office; Since February of 2003, as the Director of the Audit Cadre Training Center of National Audit Office; since July of 2004, as the Director of the Administrative Audit Department of National Audit Office; since February of 2010, as the Director-Level Auditor of the Laws and Regulations Department of National Audit Office; since July of 2010, as the Vice-Chairman and Secretary General of China Internal Audit Association. From May 2012 to the present, she has acted as Independent Non-executive Director of Sinopec Corp.. Ms. Bao is an expert who enjoys the State Council Special Allowance.

The Members of the Fifth Session of the Board

Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp. in 2014 (RMB 10,000,before tax)	Whether paid by the holding Company	Shares held at Sinopec Corp. (as at 31 December)
							2014	2013
Fu Chengyu	Male	63	Chairman	2012.05-2015.05	—	Yes	0	0
Wang Tianpu	Male	52	Vice Chairman	2012.05-2015.05	—	Yes	0	0
Zhang Yaocang	Male	61	Vice Chairman	2012.05-2015.05	—	Yes	0	0
Li Chunguang	Male	59	Board Director, President	2012.05-2015.05	97.29	No	0	0
Zhang Jianhua	Male	50	Board Director, Senior Vice President	2012.05-2015.05	97.49	No	0	0
Wang Zhigang	Male	57	Board Director, Senior Vice President	2012.05-2015.05	97.49	No	0	0
Cao Yaofeng	Male	61	Board Director	2012.05-2015.05	—	Yes	0	0
Dai Houliang	Male	51	Board Director, Senior Vice President	2012.05-2015.05	96.91	No	0	0
Liu Yun	Male	58	Board Director	2012.05-2015.05	—	Yes	0	0
Chen Xiaojin	Male	70	Independent Non - Executive Director	2012.05-2015.05	30.00	No	0	0
Ma Weihua	Male	66	Independent Non - Executive Director	2012.05-2015.05	30.00	No	0	0
Jiang Xiaoming	Male	61	Independent Non - Executive Director	2012.05-2015.05	30.00	No	0	0
Andrew Y. Yan	Male	57	Independent Non - Executive Director	2012.05-2015.05	30.00	No	0	0
Bao Guoming	Female	63	Independent Non - Executive Director	2012.05-2015.05	30.00	No	0	0

(2)	Supervisors
Xu Bin, aged 58, Chairman of the Board of Supervisors of Sinopec Corp.. Mr. Xu is a professor level senior administration engineer with a university diploma. Since June 1999, he acted as Deputy Director of the 6th Discipline Inspection and Monitoring Office of the Central Commission for Discipline Inspection of CPC; since April 2000, as Deputy Director of the 3rd Discipline Inspection and Monitoring Office of CCDI of CPC; since November 2004, as the Bureau Level Inspector, Supervisory Attaché and Deputy Director of the 3rd Discipline Inspection and Monitoring Office of the Central Commission for Discipline Inspection of CPC; since November 2006, as the Director of the Petition Letters and Visits Office of Central Commission for Discipline Inspection of CPC; since May 2011, as the Member of the CPC Leading Group of China Petrochemical Corporation and the Team Leader of the Discipline Inspection Group for CPC Leading Group of China Petrochemical Corporation; and since October 2011, as the Board Director of China Petrochemical Corporation. And since May 2012, he has acted as the Chairman of the Board of Supervisors of Sinopec Corp..

Geng Limin, aged 60, Supervisor of Sinopec Corp., Director General of Supervision Department of Sinopec Corp. Mr. Geng is a professor level senior administration engineer with a college diploma. In February 2000, he was appointed as Deputy Director General of Supervision Department of Sinopec Corp. and Deputy Director General of Supervision Bureau of China Petrochemical Corporation; in January 2007, he was appointed as Deputy Secretary of CPC Committee, Secretary of Discipline Inspection Committee as well as Labour Union Chairman of Sinopec Chemical Products Sales Company; in August 2008, he was appointed as Director General of Supervision Department of Sinopec Corp. and Vice Leader of Discipline Inspection Group for CPC Leading Group of China Petrochemical Corporation and Director General of Supervision Bureau of China Petrochemical Corporation; and in May 2009, he was elected as Supervisor of Sinopec Corp.

Li Xinjian, aged 61, Supervisor of Sinopec Corp. Mr. Li is a senior administration engineer with a university diploma. In February 2001, he was appointed as Director of General Office and Assistant Inspector of Leading Group of Promotion of Cultural and Ideological Progress Central Office of the CPC Central Committee; in June 2004, he was appointed as Deputy Secretary of Central Office of CPC Central Committee and Director of General Office of Leading Group of Promotion of Cultural and Ideological Progress Central Office of the CPC Central Committee; in January 2006, he was appointed concurrently as Deputy Director General of HR Dept. of the Central Office of the CPC Central Committee; and in March 2008, he was appointed as Deputy Director General of the General Office of China Petrochemical Corporation and Deputy Director General of President Office of Sinopec Corp. (Director General Level). In May 2012, he was elected as Supervisor of Sinopec Corp.

Zou Huiping, aged 54, Supervisor of Sinopec Corp. and Director General of Auditing Department of Sinopec Corp. Mr. Zou is a professor level senior accountant with a university diploma. In November 1998, he was appointed as Chief Accountant in Guangzhou Petrochemical General Plant of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Auditing Department of Sinopec Corp.; and in May 2006, he was elected as Supervisor of Sinopec Corp.

Kang Mingde, aged 64, Independent Supervisor of Sinopec Corp., Mr. Kang obtained a college diploma. Since January 1992, he worked in the 6th Discipline Inspection Office of CPC Central Commission for Discipline Inspection and Ministry of Supervision, and was appointed as officer (deputy director level) Deputy Director, director, Inspector (Deputy Director General level), and Supervision Commissioner; since January 2005, he was appointed as the Discipline Inspector (Deputy Director General level) and Supervision Commissioner of the first Discipline Inspection Office of CPC Central Commission for Discipline Inspection and Ministry of Supervision; between November 2010 and July 2011, he was appointed as the Discipline Inspector (Director level) and Supervision Commissioner of the first Discipline Inspection Office of CPC Central Commission for Discipline Inspection and Ministry of Supervision; and in May 2012, he was elected as Supervisor of Sinopec Corp.

Zhou Shiliang, aged 57, Employee’s Representative Supervisor of Sinopec Corp.. Mr. Zhou is a professor level senior engineer with a master degree. In February 2000, he was appointed as Deputy Director General of Yunnan-Guizhou-Guangxi Petroleum Exploration Bureau; in September 2000, he was appointed as President of Sinopec Yunnan-Guizhou-Guangxi Oilfield Company; in April 2002, he was appointed as Secretary of CPC Committee and Vice President in Sinopec South Exploration & Production Company; in April 2006, he was appointed as Secretary of CPC Committee and Deputy Director General in Sinopec Henan Petroleum Exploration Bureau; in November 2007, he was appointed as Director General of HR Department of Sinopec Corp.; since June 2012, he has acted as the Secretary of CPC Committee and Supervisory Committee, Chairman of the Labour Union and Supervisory Board of Sinopec Oilfield Service Corporation; in September 2014, he was appointed as the Secretary of CPC Committee, Board Director and Vice President of Sinopec Oilfield Service Co. Ltd; and in May 2009, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Chen Mingzheng, aged 57, Employee’s Representative Supervisor of Sinopec Corp., Vice President of Sinopec Northwest Oilfield Company. Mr. Chen is a senior engineer with a graduate degree from graduate school. In November 2000, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Star Petroleum Co. Ltd.; in June 2003, he was appointed as Deputy Director General of North China Petroleum Bureau under China Petrochemical Corporation; in October 2004, he was appointed as Secretary of CPC Committee in North China Petroleum Bureau under China Petrochemical Corporation; in March 2008, he was appointed as Secretary of CPC Committee of Sinopec Northwest Bureau and Vice President of Sinopec Northwest Oilfield Company; in March 2014, he was appointed concurrently as Chairman of the Board of Supervisors of Xinjiang Energy Chemical Industry Co. Ltd; in September 2014, he was appointd as President, Vice Secretary of CPC Committee of Sinopec Northwest Bureau and President of Sinopec Northwest Oilfield Company; in May 2009, he was elected as Employee’s Representative Supervisor of Sinopec Corp..

Jiang Zhenying, aged 50, Employee’s Representative Supervisor of Sinopec Corp., General Director, Executive Director and Deputy Secretary of CPC Committee of Sinopec Procurement Management Department, and President of China Petrochemical International Co., Ltd. Mr. Jiang is a professor level senior economist with a doctor degree. In December 1998, he was appointed as the Vice President of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the Deputy Director General of Sinopec Procurement Management Department; in December 2001, he was appointed as the Director General of Sinopec Procurement Management Department and in November 2005 he concurrently held the positions of Chairman of Board of Directors, President and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as the Director General, Executive Director and Secretary of the CPC Committee of Sinopec Procurement Management Department, President of China Petrochemical International Co., Ltd.; in April 2010, he was appointed as the Director General, Executive Director and Deputy Secretary of the CPC Committee of Sinopec Procurement Management Department and President of China Petrochemical International Co., Ltd. ; in November 2014, he was appointed as Director General of Security Management Department of Sinopec Corp.;and in December 2010, he was elected as the Employee’s Representative Supervisor of Sinopec Corp.

Yu Renming, aged 51, Employee’s Representative Supervisor of Sinopec Corp., Director General of Sinopec Production Management Department. Mr. Yu is a professor level senior engineer with a university degree. In June 2000, he was appointed as the Vice President of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the Board Director and Vice President of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the Vice President of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the President and the Vice Secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, he was appointed as the Director General of Sinopec Production Management Department; in May 2014, he was elected as Director General of the Production Dispatch Center of Sinopec Corp.; and in December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp..

The Members of the Fifth Session of the Board of Supervisors

Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp . in 2014 (RMB10,000,before tax)	Whether paid by the holding Company	Shares held at Sinopec (as of 31 December)
							2014	2013
Xu Bin	Male	58	Chairman, the Board of Supervisors	2012.05-2015.05	—	Yes	0	0
Geng Limin	Male	60	Supervisor	2012.05-2015.05	—	Yes	0	0
Li Xinjian	Male	61	Supervisor	2012.05-2015.05	—	Yes	0	0
Zou Huiping	Male	54	Supervisor	2012.05-2015.05	55.27	No	0	0
Kang Mingde	Male	64	Independent Supervisor	2012.05-2015.05	—	Yes	0	0
Zhou Shiliang	Male	57	Employee’s Representative Supervisor	2012.05-2015.05	—	Yes	0	0
Chen Mingzheng	Male	57	Employee’s Representative Supervisor	2012.05-2015.05	55.90	No	0	0
Jiang Zhenying	Male	50	Employee’s Representative Supervisor	2012.05-2015.05	53.95	No	0	0
Yu Renming	Male	51	Employee’s Representative Supervisor	2012.05-2015.05	59.82	No	0	0

(3)	Other Members of Senior Management
Zhang Haichao, aged 57, Vice President of Sinopec Corp, Chairman of Board of Directors and President of Sinopec Sales Co., Ltd., Vice President of China Petrochemical Corporation. Mr. Zhang is a professor level senior economist with a master degree. In March 1998, he was appointed as Vice President of Zhejiang Petroleum Corporation; in September 1999, he was appointed as President of Zhejiang Petroleum Corporation; in February 2000, he was appointed as President of Sinopec Zhejiang Petroleum Co., Ltd.; in April 2004, he served as Chairman of Board of Directors of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd.; in April 2003, he was elected as Employee’s Representative Supervisor of Sinopec Corp.; in October 2004, he served as Secretary of CPC Committee, Vice Chairman of Board of Directors, and Vice President of Sinopec Sales Co., Ltd.;in November 2005 he served as Secretary of CPC Committee, Chairman of Board of Directors, and President of Sinopec Sales Co., Ltd.; in June 2006, he served as Chairman of Board of Directors, and President of Sinopec Sales Co., Ltd.; and in November 2005, he was appointed as Vice President of Sinopec Corp..

Jiao Fangzheng, aged 52,Vice President of Sinopec Corp., Vice President of China Petrochemical Corporation, Director General of Sinopec Exploration and Production Department. Mr. Jiao is a professor level senior engineer with a PhD degree. In January 1999, he was appointed as Chief Geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation; in February 2000, he was appointed as Vice President and Chief Geologist of Sinopec Zhongyuan Oilfield Company; in July 2000, he was appointed as Deputy Director General of Sinopec Petroleum Exploration & Development Research Institute; in March 2001, he was appointed as Deputy Director General of Sinopec Exploration & Production Department; in June 2004, he was appointed as President of Sinopec Northwest Oilfield Company; in July 2010, he was appointed as the Director General of Sinopec Exploration & Production Department; in July 2014, he was appointed as Vice President of China Petrochemical Corporation; in September 2014, he was elected concurrently as Chairman of Board of Directors of Sinopec Oilfield Service Co. Ltd and Vice Chairman of Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; in February 2015, he was elected as Chairman of Board of Directors of Sinopec Yizheng Chemical Fiber Company (YCF) and in October 2006, he was appointed as Vice President of Sinopec Corp..

Wang Xinhua, aged 59, Chief Financial Officer of Sinopec Corp.. Mr. Wang is a professor level senior accountant with a university diploma. In January 2001, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in October 2004, he was appointed as Director General of Finance & Planning Department of China Petrochemical Corporation; in May 2008, he was appointed as Director General of Finance Department of China Petrochemical Corporation; in March 2009, he was appointed as Director General of Finance Department of Sinopec Corp.; in May 2009, he was appointed as CFO of Sinopec Corp..

Lei Dianwu, aged 52, Vice President of Sinopec Corp.. Mr. Lei is a Professor level Senior Engineer with a university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director General of Planning & Development Department in China Eastern United Petrochemical (Group) Co., Ltd.; in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President of Yangzi Petrochemical Co., Ltd.; in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in March 2009, he was appointed as Assistant to President of China Petrochemical Corporation; in August 2013, he was appointed as the Chief Economist of China Petrochemical Corporation; and in May 2009, he was appointed as Vice President of Sinopec Corp..

Ling Yiqun, aged 52, Vice President of Sinopec Corp. and President of Sinopec Qilu Company. Mr. Ling is a professor level senior engineer with a master degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the Refining Department of Beijing Yanshan Petrochemical Company Ltd.. In February 2000, he was appointed as the Deputy General Director of Refining Department of Sinopec Corp.; in June 2003, he was appointed as the Director General of Refining Department of Sinopec Corp.; in May 2012, he was appointed as Executive Director, President and Secretary of CPC Committee of Sinopec Refinery Product Sales Company Limited; in August 2013, he was appointed as the President of Sinopec Qilu Company; in July 2010, he was appointed as Vice President of Sinopec Corp..

Jiang Zhenghong, aged 53, Vice President of Sinopec Corp., Director General of Department of Corporate Reform of Sinopec Corp.. Mr. Jiang is a professor level senior economist with a doctor degree. In September 2000, he became Vice President of Shanghai Gaoqiao Petrochemical Co., Ltd. and Sinopec Shanghai Gaoqiao Company; in September 2001, he was appointed as President of Shanghai Gaoqiao Petrochemical Co., Ltd.; from April 2006, he was appointed as Secretary of CPC Committee and Vice President of Sinopec Zhenhai Refining & Chemical Company; from September 2006, he was appointed as Secretary of CPC Committee and Vice President of Zhenhai subsidiary of China Petrochemical Corporation; in March 2008, he was promoted to President and Secretary of CPC Committee of Sinopec Zhenhai Refining & Chemical Company; from July 2010, he was appointed as President and Deputy Secretary of CPC Committee of Sinopec Zhenhai Refining & Chemical Company; Since August 2013, he was appointed as the Director General of Sinopec Corporate Reform Dept.; since September 2013, he was appointed as Vice President of Sinopec Corp..

Chang Zhenyong, aged 56, Vice President of Sinopec Corp., Director General of Chemical Department of Sinopec Corp., Executive Director and President of Sinopec Chemical Products Sales Co., Ltd.. Mr. Chang is a professor level senior engineer with a master’s degree. In September 1997, he was appointed as Vice President of Tianjin Petrochemical Company,Vice President and President of Sinopec Tianjin Company; from February 2004 to November 2005, he was appointed temporally as Member, Standing Committee of CPC Committee and deputy mayor of Beihai, Guangxi; in November 2005, he was appointed as Director General of Production and Operation Management Department of Sinopec Corp.; in December 2007, he was appointed President and Deputy Secretary of CPC Committee of Qilu Petrochemical Company and President of Sinopec Qilu Company; from April 2010 to December 2010, he was appointed as Employee-Representative Supervisor of Sinopec Corp.; in July 2010, he was appointed as Deputy Chief Engineer and concurrently as Director General of Chemicals Department of Sinopec Corp.; in August 2012, he was appointed concurrently as Board Director of Sinopec Xinjiang Energy Chemical Industry Co., Ltd., Vice Chairman of Board of Directors of Sinopec Great Wall Energy & Chemical Co., Ltd. and Vice Chairman of Board of Directors of Zhongtian Hechuang Energy Co., Ltd.; in November 2014, he was appointed as Executive Director and President of Sinopec Chemical Products Sales Co. Ltd and concurrently as Chairman of Board of Directors of Sinopec Chemical Products Sales (Hong Kong) Co. Ltd.; and in May 2014, he was appointed as Vice President of Sinopec Corp..

Huang Wensheng, aged 48, Vice President of Sinopec Corp., Secretary to the Board of Directors and Director General of the Board Secretariat of Sinopec Corp.. Mr. Huang is a professor level senior economist with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; since August 2009, He has served as the Deputy Director General of President’s office of Sinopec Corp.. In September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in May 2012, he was appointed as Secretary to the Board of Directors of Sinopec Corp.; and in May 2014, he was appointed as Vice President of Sinopec Corp.

Other Members of Senior Management

Name	Gender	Age	Position with Sinopec Corp.	Remuneration paid by Sinopec Corp. in 2014 (RMB 10,000,before tax)	Whether paid by the holding Company	Shares held at Sinopec Corp (as at 31 December)
						2014	2013
Zhang Haichao	Male	57	Vice President	68.51	No	0	0
Jiao Fangzheng	Male	52	Vice President	68.51	No	0	0
Wang Xinhua	Male	59	CFO	64.08	No	0	0
Lei Dianwu	Male	52	Vice President	63.38	No	0	0
Ling Yiqun	Male	52	Vice President	63.38	No	13,000	13,000
Jiang Zhenghong	Male	53	Vice President	64.50	No	0	0
Chang Zhenyong	Male	56	Vice President	29.501	No	0	0
Huang Wensheng	Male	48	Board Secretary / Vice President

Note1: Salary of Mr.Chang Zhenyong were the amount they received after being appointed as Vice President of Sinopec Corp.

2	INFORMATION ON APPOINTMENT OR TERMINATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
In October 2014, Mr. Zhang Jianhua, an Director and Senior Vice President of Sinopec Corp., was appointed concurrently as Chairman of Sinopec Engineering (Group) Co.,Ltd..

In October 2014, Mr. Cai Xiyou has tendered his resignation as the director, member of the Strategy Committee of the Board and Senior Vice President of Sinopec Corp., due to new working arrangement.

In May 2014, in accordance with Board Resolution of the 17th meeting of the Fifth Session of the Board of Directors of Sinopec Corp., the Board nominated and appointed Mr. Chang Zhenyong and Mr. Huang Wensheng as the Vice President of Sinopec Corp.. In August 2014, Mr. Wang Yongjian has tendered his resignation as the Vice President of the Sinopec Corp., due to work-related reasons.

Mr. Ma Weihua, an Independent Non-executive Director of Sinopec Corp., has been appointed as Independent Director of China World Trade Center Co., Ltd. since August 2014.

Mr. Jiang Xiaoming, an Independent Non-executive Director of Sinopec Crop., was no longer the independent Non-executive Director of Greennland Hong Kong Holdings Limited since 4 June 2014.

Mr. Andrew Y. Yan, an Independent Non-executive Director of Sinopec Corp., has been appointed as Independent Non-executive Director of CPMC Holdings Limited since March 2014, Independent Non-executive Director of Cogobuy Group since July 2014, and Independent Director of Beijing BlueFocus Brand Management Consulting Co, Ltd. since March 2014. And he was no longer Independent Non-executive Director of China Mengniu Dairy Co. and Fosun International Ltd., the Independent Director of Giant Network Co. Ltd. and Director of Acorn International Co., Ltd.

Ms. Bao Guoming, an Independent Non-executive Director of Sinopec Corp., was no longer External Supervisor of Bank of China and Independent Non-executive Director of Hebei Chengde Lulu Co., Limited.

In September 2014, Mr. Zhou Shiliang, an Employee’s Representative Supervisor of Sinopec Corp., was appointed as the Secretary of CPC Committee, Board Director and Vice President of Sinopec Oilfield Service Co. Ltd;

3	CHANGES IN SHAREHOLDING OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
During the reporting period, there are no changes in the shareholdings of the directors, supervisors and other senior management of Sinopec Corp.

4	DIRECTOR’S AND SUPERVISOR’S INTEREST IN CONTRACT
As of 31 December 2014 or as at any time of this year, none of the directors or supervisors had any beneficial interest in any material contract to which Sinopec Corp., its holding company or any its subsidiary or fellow subsidiary was a party.

5	REMUNERATION OF DIRECTORS, SUPERVISORS, AND THE SENIOR MANAGEMENT
During this reporting period, the number of directors, supervisors and other senior management paid by Sinopec Corp. is 31 in total, and their annual amount of remuneration is RMB20.3874 million in total.

6	THE COMPANY’S EMPLOYEES
As at 31 December 2014, the Company has a total of 358,571 employees.

THE BREAKDOWN ACCORDING TO THE MEMBERS OF EACH OPERATION SEGMENT AS FOLLOWS
(including exploration and Production, refining, marketing and distribution, chemicals, R&D and other segments)

EMPLOYEES’ PROFESSIONAL STRUCTURE AS FOLLOWS:
(including production, sales, technology, finance, administration and other professions)

EDUCATIONAL BACKGROUND STRUCTURE FOR EMPLOYEES AS FOLLOWS:
(including master degree or above, university, junior college, technical secondary school, senior high school and technical school degree or below)

7	CHANGES OF CORE TECHNICAL TEAM OR KEY TECHNICIANS
During the reporting period, there are no significance changes of core technical team and key technicians.

8	EMPLOYEE BENEFITS SCHEME
Details of the Company’s employee benefits scheme are set out in Note 38 of the financial statements prepared under IFRS of this annual report. As at 31 December 2014, the Company has a total of 205,386 retired employees. All of them participated in the basic pension schemes administered by provincial (autonomous region or municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

PRINCIPAL WHOLLY-OWNED AND CONTROLLED SUBSIDIARIES

On 31 December, 2014, details of the principal wholly-owned and controlled subsidiaries of the Company were as follows:

Name of Company	Registered Capital	Percentage of shares held by Sinopec Corp.	Total Assets	Net Assets	Net Profit/ (Net Loss)	Principal Activities
	RMB millions	(%)	RMB millions	RMB millions	RMB millions
Sinopec Yangzi Petrochemical Company Limited	13,203	100	28,993	16,074	(2,427)	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	(HK Dollar, millions	100	24,833	13,337	(611)	Trading of crude oil and petrochemical products
Sinopec International Petroleum Exploration and Production Corporation	8,000	100	63,039	24,775	3,046	Investment in exploration, production, sales, etc. of petroleum & natural gas
China International United Petroleum & Chemical Co., Ltd. (UNIPEC)	3,000	100	248,443	17,589	4,069	Trading of crude oil and petrochemical products
Sinopec Marketing Company Limited	20,000	100	360,293	78,827	22,914	Marketing and distribution of petroleum products
Sinopec International Company Limited	1,400	100	10,226	2,478	213	Trading of petrochemical products
Sinopec Chemical Sales Co., Ltd	1,000	100	15,222	1,664	27	Trading of petrochemical products
Sinopec Qingdao Refining & Chemical Company Limited	5,000	85	14,128	3,000	(134)	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining & Chemical Company Limited	3,986	75	15,595	5,761	(830)	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	(HK Dollar, millions) 248	60.34	Results have not been announced	Results have not been announced	Results have not been announced	Trading of crude oil and petroleum products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	830	60	1,360	1,046	74	Marketing & distribution of petroleum products
BP Sinopec (Zhejiang) Petroleum	800	60	1,170	1,102	79	Marketing & distribution of petroleum products
Sinopec Shanghai Petrochemical Company Limited	7,200	50.56	31,146	16,842	(700)	Manufacturing of petroleum products, synthetic fibre & resin & intermediate
Fujian Petrochemical Company Limited	5,745	50	4,486	3,266	(745)	Manufacturing of plastics & intermediate petroleum products
Sinopec Yizheng Chemical Fiber Company Limited (YCF)	4,000	100	9,187	5,890	—	Production& sales of polyester chips & polyester fibres
Sinopec SenMei (Fujian) Petroleum Company Limited	1,840	55	7,372	3,181	892	Marketing & distribution of petroleum products
Sinopec Fuel Oil Sales Co., Ltd	2,200	100	10,088	2,325	(65)	Marketing & distribution of petroleum products
Sinopec Great Wall Energy and Chemical Industry Company Limite	18,863	100	33,534	19,489	257	Coal chemical industry investment management, chemical products production and sales
Sinopec Qingdao Petrochemical Company Limited	1,595	100	5,158	542	(605)	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Great Wall Energy and Chemical Industry(Ningxia) Company Limited	5,130	95	20,159	5,967	54	Production and sale of electricity, cement, coal exploration and sales
Sinopec Shandong Taishan Petroleum Co., Ltd.	481	24.57	Results have not been announced	Results have not been announced	Results have not been announced	Marketing & distribution of petroleum products

Note	1:
The auditor for all of the above subsidiaries except Fujian Petrochemical Company Limited and Sinopec Shandong Taishan Petroleum Co., Ltd are audited by PricewaterhouseCoopers Zhong Tian LLP or PricewaterhouseCoopers. KPMG Huazhen LLP & Shandong Hexin LLP served the two exceptions.

2:
The above indicated total assets and net profit has been prepared in accordance with ASBE. Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong SAR, respectively, all of the above wholly-owned and non-wholly-owned subsidiaries are incorporated in the PRC. All of the above wholly-owned and controlling subsidiaries are limited liability companies except for Sinopec Shanghai Petrochemical Company Limited and Sinopec Kantons Holdings Limited. The Board of Directors considered that it would be redundant to disclose the particulars of all subsidiaries and, therefore, only those which have material impact on the results or assets of Sinopec Corp. are set out above.

REPORT OF THE PRC AUDITOR

PwC ZT Shen Zi (2015) No. 10001

To the Shareholders of China Petroleum & Chemical Corporation,

We have audited the accompanying financial statements of China Petroleum & Chemical Corporation (hereinafter “Sinopec Corp.”), which comprise the consolidated and company balance sheets as at 31 December 2014, and the consolidated and company income statements, the consolidated and company statements of changes in shareholders’ equity and the consolidated and company cash flow statements for the year then ended, and the notes to the financial statements.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
Management of Sinopec Corp. is responsible for the preparation and fair presentation of these financial statements in accordance with the requirements of Accounting Standards for Business Enterprises, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company’s financial position of Sinopec Corp. as at 31 December 2014, and their financial performance and cash flows for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises.

PricewaterhouseCoopers Zhong Tian LLP	Certified Public Accountants
Registered in the People’s Republic of China

Li Dan
Chen Na

Shanghai, the People’s Republic of China	20 March 2015

PricewaterhouseCoopers Zhongtian LLP
11/F PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC
T: +86 (21) 2323 8888, F: +86 (21) 2323 8800, www.pwccn.com

CONSOLIDATED BALANCE SHEET
as at 31 December 2014

	Note	At 31 December 2014 RMB million	At 31 December 2013 RMB million
Assets
Current assets
Cash at bank and on hand	5	10,100	15,101
Bills receivable	6	13,963	28,771
Accounts receivable	7	90,831	68,466
Other receivables	8	29,251	13,165
Prepayments	9	3,780	4,216
Inventories	10	188,223	221,906
Other current assets		23,996	21,385
Total current assets		360,144	373,010
Non-current assets
Available-for-sale financial assets		868	3,730
Long-term equity investments	11	80,593	75,318
Fixed assets	12	703,485	669,595
Construction in progress	13	177,667	160,630
Intangible assets	14	78,681	60,263
Goodwill	15	6,281	6,255
Long-term deferred expenses	16	14,158	11,961
Deferred tax assets	17	6,979	4,141
Other non-current assets	18	22,512	18,013
Total non-current assets		1,091,224	1,009,906

Total assets		1,451,368	1,382,916
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	20	166,688	108,121
Bills payable	21	4,577	4,526
Accounts payable	22	198,366	202,724
Advances from customers	23	89,918	81,079
Employee benefits payable	24	839	818
Taxes payable	25	28,677	35,888
Other payables	26	103,302	82,917
Short-term debentures payable	29	—	10,000
Non-current liabilities due within one year	27	11,890	45,749
Total current liabilities		604,257	571,822
Non-current liabilities
Long-term loans	28	67,426	46,452
Debentures payable	29	83,506	99,138
Provisions	30	29,715	26,080
Deferred tax liabilities	17	7,820	7,977
Other non-current liabilities	31	11,549	8,187
Total non-current liabilities		200,016	187,834

Total liabilities		804,273	759,656
Shareholders’ equity
Share capital	32	118,280	116,565
Capital reserve	33	48,703	36,947
Other comprehensive income	34	(7,261)	407
Specific reserve	35	491	1,556
Surplus reserves	36	193,552	190,337
Retained earnings		240,718	224,534
Total equity attributable to shareholders of the Company		594,483	570,346
Minority interests		52,612	52,914
Total shareholders’ equity		647,095	623,260

Total liabilities and shareholders’ equity		1,451,368	1,382,916

These financial statements have been approved by the board of directors on 20 March 2015.

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting department
(Legal representative)

The accompanying notes form part of these financial statements.

BALANCE SHEET
as at 31 December 2014

	Note	At 31 December 2014 RMB million	At 31 December 2013 RMB million
Assets
Current assets
Cash at bank and on hand		1,805	6,732
Bills receivable		176	2,064
Accounts receivable	7	25,031	32,620
Other receivables	8	201,234	52,652
Prepayments	9	1,962	5,237
Inventories		74,654	138,882
Other current assets		19,186	19,888
Total current assets		324,048	258,075
Non-current assets
Available-for-sale financial assets		91	2,844
Long-term equity investments	11	189,631	164,545
Fixed assets	12	452,361	533,297
Construction in progress	13	100,543	123,059
Intangible assets		8,834	49,282
Long-term deferred expenses		2,547	9,602
Other non-current assets		2,767	3,518
Total non-current assets		756,774	886,147

Total assets		1,080,822	1,144,222
Liabilities and shareholders’ equity
Current liabilities
Short-term loans		57,749	23,215
Bills payable		2,933	2,443
Accounts payable		102,399	152,007
Advances from customers		3,926	73,909
Employee benefits payable		310	489
Taxes payable		19,883	29,291
Other payables		198,144	132,446
Short-term debentures payable		—	10,000
Non-current liabilities due within one year		11,084	44,379
Total current liabilities		396,428	468,179
Non-current liabilities
Long-term loans		55,202	44,692
Debentures payable		62,221	77,961
Provisions		25,830	22,729
Deferred tax liabilities		600	1,105
Other non-current liabilities		1,892	1,982
Total non-current liabilities		145,745	148,469

Total liabilities		542,173	616,648
Shareholders’ equity
Share capital		118,280	116,565
Capital reserve		54,690	46,121
Other comprehensive income		(206)	2,123
Specific reserve		232	1,226
Surplus reserves		193,552	190,337
Retained earnings		172,101	171,202
Total shareholders’ equity		538,649	527,574

Total liabilities and shareholders’ equity		1,080,822	1,144,222

These financial statements have been approved by the board of directors on 20 March 2015.

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting department
(Legal representative)

The accompanying notes form part of these financial statements.

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2014

	Note	2014 RMB million	2013 RMB million
Operating income	37	2,825,914	2,880,311
Less: Operating costs	37	2,429,017	2,457,041
Sales taxes and surcharges	38	191,202	190,672
Selling and distribution expenses		46,274	44,359
General and administrative expenses		70,500	73,572
Financial expenses	39	9,618	6,274
Exploration expenses, including dry holes	41	10,969	12,573
Impairment losses	42	6,839	4,044
Add: (Loss)/gain from changes in fair value	43	(4,151)	2,167
Investment income	44	8,137	2,510
Operating profit		65,481	96,453
Add: Non-operating income	45	4,710	3,481
Less:Non-operating expenses	46	3,710	2,952
Profit before taxation		66,481	96,982
Less:Income tax expense	47	17,571	25,605
Net profit		48,910	71,377
Attributable to:
Equity shareholders of the Company		47,430	67,179
Minority interests		1,480	4,198
Basic earnings per share	58	0.406	0.579
Diluted earnings per share	58	0.406	0.543
Net profit		48,910	71,377
Other comprehensive income	34
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges		(4,485)	604
Available-for-sale financial assets		(1,225)	1,314
Share of other comprehensive loss of associates and jointly controlled entities		(3,042)	(297)
Foreign currency translation differences		(514)	(689)
Total other comprehensive income		(9,266)	932

Total comprehensive income		39,644	72,309
Attributable to:
Equity shareholders of the Company		39,762	68,359
Minority interests		(118)	3,950

These financial statements have been approved by the board of directors on 20 March 2015.

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting department
(Legal representative)

The accompanying notes form part of these financial statements.

INCOME STATEMENT
for the year ended 31 December 2014

	Note	2014 RMB million	2013 RMB million
Operating income	37	1,222,323	1,627,613
Less: Operating costs	37	972,685	1,305,891
Sales taxes and surcharges		142,840	149,762
Selling and distribution expenses		10,848	34,942
General and administrative expenses		46,314	60,553
Financial expenses		9,144	7,857
Exploration expenses, including dry holes		10,926	12,532
Impairment losses		2,737	3,693
Add: (Loss)/gain from changes in fair value		(4,605)	2,058
Investment income	44	13,417	15,216
Operating profit		35,641	69,657
Add: Non-operating income		5,092	2,801
Less:Non-operating expenses		1,766	2,582
Profit before taxation		38,967	69,876
Less:Income tax expense		6,822	12,541
Net profit		32,145	57,335
Other comprehensive income
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges		(657)	—
Available-for-sale financial assets		(1,309)	1,306
Share of other comprehensive loss of associates		(363)	(297)
Total other comprehensive income		(2,329)	1,009

Total comprehensive income		29,816	58,344

These financial statements have been approved by the board of directors on 20 March 2015.

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting department
(Legal representative)

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2014

	Note	2014 RMB million	2013 RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		3,129,123	3,214,962
Refund of taxes and levies		1,600	1,747
Other cash received relating to operating activities		44,214	22,396
Sub-total of cash inflows		3,174,937	3,239,105
Cash paid for goods and services		(2,589,649)	(2,691,495)
Cash paid to and for employees		(56,396)	(55,731)
Payments of taxes and levies		(292,259)	(296,896)
Other cash paid relating to operating activities		(88,286)	(43,090)
Sub-total of cash outflows		(3,026,590)	(3,087,212)

Net cash flow from operating activities	49(a)	148,347	151,893
Cash flows from investing activities:
Cash received from disposal of investments		3,874	4,198
Cash received from returns on investments		2,312	1,496
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		1,020	1,550
Other cash received relating to investing activities		2,066	2,499
Sub-total of cash inflows		9,272	9,743
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(124,381)	(154,946)
Cash paid for acquisition of investments	11	(13,855)	(33,487)
Other cash paid relating to investing activities		(1,137)	(50)
Net cash paid for the acquisition of subsidiaries and other business entities	52(iii)	(2,532)	—
Sub-total of cash outflows		(141,905)	(188,483)

Net cash flow from investing activities		(132,633)	(178,740)
Cash flows from financing activities:
Cash received from capital contributions		4,128	32,102
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		4,120	12,696
Cash received from borrowings		1,128,447	1,142,890
Sub-total of cash inflows		1,132,575	1,174,992
Cash repayments of borrowings		(1,114,481)	(1,105,457)
Cash paid for dividends, profits distribution or interest		(39,494)	(37,967)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(1,674)	(1,346)
Other cash paid relating to financing activities		(21)	(49)
Sub-total of cash outflows		(1,153,996)	(1,143,473)

Net cash flow from financing activities		(21,421)	31,519
Effects of changes in foreign exchange rate		16	(82)

Net (decrease)/increase in cash and cash equivalents	49(b)	(5,691)	4,590

These financial statements have been approved by the board of directors on 20 March 2015.

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting department
(Legal representative)

The accompanying notes form part of these financial statements.

CASH FLOW STATEMENT
for the year ended 31 December 2014

	Note	2014 RMB million	2013 RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,396,976	1,800,264
Refund of taxes and levies		1,151	1,294
Other cash received relating to operating activities		96,326	38,215
Sub-total of cash inflows		1,494,453	1,839,773
Cash paid for goods and services		(1,020,434)	(1,367,598)
Cash paid to and for employees		(39,024)	(46,489)
Payments of taxes and levies		(204,807)	(225,218)
Other cash paid relating to operating activities		(70,981)	(51,511)
Sub-total of cash outflows		(1,335,246)	(1,690,816)

Net cash flow from operating activities		159,207	148,957
Cash flows from investing activities:
Cash received from disposal of investments		15,991	4,566
Cash received from returns on investments		5,899	14,157
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		2,254	3,093
Other cash received relating to investing activities		214	127
Sub-total of cash inflows		24,358	21,943
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(99,968)	(119,371)
Cash paid for acquisition of investments		(42,226)	(30,092)
Sub-total of cash outflows		(142,194)	(149,463)

Net cash flow from investing activities		(117,836)	(127,520)
Cash flows from financing activities:
Cash received from capital contributions		—	19,406
Cash received from borrowings		250,706	232,085
Sub-total of cash inflows		250,706	251,491
Cash repayments of borrowings		(260,485)	(236,904)
Cash paid for dividends, profits distribution or interest		(36,519)	(34,760)
Sub-total of cash outflows		(297,004)	(271,664)

Net cash flow from financing activities		(46,298)	(20,173)

Net (decrease)/increase in cash and cash equivalents		(4,927)	1,264

These financial statements have been approved by the board of directors on 20 March 2015.

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting department
(Legal representative)

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2014

	Share capital RMB million	Capital reserve RMB million	Other comprehensive income RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Translation difference in foreign currency statements RMB million	Total shareholders’ equity attributable to equity shareholders of the Company RMB million	Minority interests RMB million	Total shareholders’ equity RMB million
Balance at 31 December 2012	86,820	30,574	—	3,550	184,603	209,446	(1,619)	513,374	37,227	550,601
Changes in accounting policies (Note 3(27))	—	(846)	(773)	—	—	—	1,619	—	—	—
Balance at 1 January 2013	86,820	29,728	(773)	3,550	184,603	209,446	—	513,374	37,227	550,601
Change for the year
1. Net profit	—	—	—	—	—	67,179	—	67,179	4,198	71,377
2. Other comprehensive income (Note 34)	—	—	1,180	—	—	—	—	1,180	(248)	932
Total comprehensive income	—	—	1,180	—	—	67,179	—	68,359	3,950	72,309
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	5,734	(5,734)	—	—	—	—
– Distributions to shareholders (Note 48)	—	—	—	—	—	(28,424)	—	(28,424)	—	(28,424)
– Bonus issues (Note 48)	17,933	—	—	—	—	(17,933)	—	—	—	—
4. Conversion of the 2011 Convertible Bonds (Note 32)	—	1	—	—	—	—	—	1	—	1
5. Capitalisation (Note 32)	8,967	(8,967)	—	—	—	—	—	—	—	—
6. Rights issue of H shares, (net of issuance cost) (Note 32)	2,845	16,561	—	—	—	—	—	19,406	—	19,406
7. Non-tradable shares reform of subsidiaries	—	(986)	—	—	—	—	—	(986)	986	—
8. Acquisition of minority interests in subsidiaries	—	(20)	—	—	—	—	—	(20)	(29)	(49)
9. Contributions to subsidiaries from minority interests	—	600	—	—	—	—	—	600	12,096	12,696
10. Distributions to minority interests	—	—	—	—	—	—	—	—	(1,261)	(1,261)
Total transactions with owners, recorded directly in shareholders’ equity	29,745	7,189	—	—	5,734	(52,091)	—	(9,423)	11,792	2,369
11. Net decrease in specific reserve for the year	—	—	—	(1,994)	—	—	—	(1,994)	(55)	(2,049)
12. Government grants	—	30	—	—	—	—	—	30	—	30

Balance at 31 December 2013	116,565	36,947	407	1,556	190,337	224,534	—	570,346	52,914	623,260
Balance at 1 January 2014	116,565	36,947	407	1,556	190,337	224,534	—	570,346	52,914	623,260
Change for the year
1. Net profit	—	—	—	—	—	47,430	—	47,430	1,480	48,910
2. Other comprehensive income (Note 34)	—	—	(7,668)	—	—	—	—	(7,668)	(1,598)	(9,266)
Total comprehensive income	—	—	(7,668)	—	—	47,430	—	39,762	(118)	39,644
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves (Note 36)	—	—	—	—	3,215	(3,215)	—	—	—	—
– Distributions to shareholders (Note 48)	—	—	—	—	—	(28,031)	—	(28,031)	—	(28,031)
4. Conversion of the 2011 Convertible Bonds (Note 32)	1,715	8,477	—	—	—	—	—	10,192	—	10,192
5. Transaction with minority interests (Note 52(ii))	—	3,216	—	—	—	—	—	3,216	(2,877)	339
6. Contributions to subsidiaries from minority interests	—	—	—	—	—	—	—	—	4,155	4,155
7. Distributions to minority interests	—	—	—	—	—	—	—	—	(1,545)	(1,545)
Total transactions with owners, recorded directly in shareholders’ equity	1,715	11,693	—	—	3,215	(31,246)	—	(14,623)	(267)	(14,890)
8. Net decrease in specific reserve for the year (Note 35)	—	—	—	(1,065)	—	—	—	(1,065)	(28)	(1,093)
9. Other movement	—	63	—	—	—	—	—	63	111	174

Balance at 31 December 2014	118,280	48,703	(7,261)	491	193,552	240,718	—	594,483	52,612	647,095
These financial statements have been approved by the board of directors on 20 March 2015.

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting department
(Legal representative)

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2014

	Share capital RMB million	Capital reserve RMB million	Other comprehensive income RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total shareholders’ equity RMB million
Balance at 31 December 2012	86,820	39,146	—	3,017	184,603	158,101	471,687
Changes in accounting policies (Note 3(27))	—	(1,114)	1,114	—	—	—	—
Balance at 1 January 2013	86,820	38,032	1,114	3,017	184,603	158,101	471,687
Change for the year
1.Net profit	—	—	—	—	—	57,335	57,335
2.Other comprehensive income	—	—	1,009	—	—	—	1,009
Total comprehensive income	—	—	1,009	—	—	57,335	58,344
Transactions with owners, recorded directly in shareholders’ equity:
3.Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	5,734	(5,734)	—
– Distributions to shareholders (Note 48)	—	—	—	—	—	(28,424)	(28,424)
– Bonus issues (Note 48)	17,933	—	—	—	—	(17,933)	—
4.Conversion of the 2011 Convertible Bonds (Note 32)	—	1	—	—	—	—	1
5.Capitalisation (Note 32)	8,967	(8,967)	—	—	—	—	—
6.Rights issue of H shares, (net of issuance cost) (Note 32)	2,845	16,561	—	—	—	—	19,406
Total transactions with owners, recorded directly in shareholders’ equity	29,745	7,595	—	—	5,734	(52,091)	(9,017)
7.Net decrease in specific reserve for the year	—	—	—	(1,778)	—	—	(1,778)
8.Government grants	—	30	—	—	—	—	30
9.Other movement	—	464	—	(13)	—	7,857	8,308
Balance at 31 December 2013	116,565	46,121	2,123	1,226	190,337	171,202	527,574
Balance at 1 January 2014	116,565	46,121	2,123	1,226	190,337	171,202	527,574
Change for the year
1.Net profit	—	—	—	—	—	32,145	32,145
2.Other comprehensive income	—	—	(2,329)	—	—	—	(2,329)
Total comprehensive income	—	—	(2,329)	—	—	32,145	29,816
Transactions with owners, recorded directly in shareholders’ equity:
3.Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	3,215	(3,215)	—
– Distributions to shareholders (Note 48)	—	—	—	—	—	(28,031)	(28,031)
4.Conversion of the 2011 Convertible Bonds (Note 32)	1,715	8,477	—	—	—	—	10,192
Total transactions with owners, recorded directly in shareholders’ equity	1,715	8,477	—	—	3,215	(31,246)	(17,839)
5.Net decrease in specific reserve for the year	—	—	—	(994)	—	—	(994)
6.Other movement	—	92	—	—	—	—	92
Balance at 31 December 2014	118,280	54,690	(206)	232	193,552	172,101	538,649

These financial statements have been approved by the board of directors on 20 March 2015.

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting department
(Legal representative)

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2014

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company. The company is registered in Beijing, the People’s Republic of China, and the headquarter is located in Beijing, the People’s Republic of China. The approval date of the financial report is 20 March 2015.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” (the “Reorganisation”), the Company was established by China Petrochemical Corporation (“Sinopec Group Company”), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

(1)	the exploration, development and production of crude oil and natural gas;

(2)	the refining, transportation, storage and marketing of crude oil and petroleum product; and

(3)	the production and sale of chemicals.

Details of the Company’s principal subsidiaries are set out in Note 52, and there are no significant changes related to the consolidation scope during the current year.

2	BASIS OF PREPARATION

(1)	Statement of compliance of China Accounting Standards for Business Enterprises (“ASBE”)
The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises – Basic Standards, specific standards and relevant regulations (hereafter referred as ASBE collectively) issued by the MOF on or after 15 February 2006. These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” issued by the China Securities Regulatory Commission (“CSRC”).

These financial statements are prepared on a basis of going concern.

(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

—      Financial assets and financial liability with change in fair value recognized through profit or loss (see Note 3(11))

—      Available-for-sale financial assets (see Note 3(11))

—      Convertible bonds (see Note 3(11))

—      Derivative financial instruments (see Note 3(11))

(4)	Functional currency and presentation currency
The functional currency of the Company’s and most of its subsidiaries is Renminbi. The Group’s consolidated financial statements are presented in Renminbi. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

The Group determines specific accounting policies and accounting estimates based on the characteristics of production and operational activities, mainly reflected in the accounting for allowance for accounts receivable (Note 3(12)), valuation of inventories (Note 3(4)), depreciation of fixed assets and oil and gas properties (Note 3(6), (7)), measurement of provisions (Note 3(16)), ie.

Principal accounting estimates and judgements of the Group are set out in Note 51.

(1)	Accounting treatment of business combination involving entities under common control and not under common control

(a)	Business combination involving entities under common control
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained earnings in case of any shortfall in the share premium of capital reserve. Any costs directly attributable to the combination shall be recognised in profit or loss for the current period when occurred. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

(b)	Business combination involving entities not under common control
A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, including equity interest of the acquiree held before the acquisition date, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(9)) if it is an excess, otherwise in the profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in the profit or loss for the year. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquiree’s identifiable assets, liabilities and contingent liabilities, if satisfying the recognition criteria, are recognised by the Group at their fair value at the acquisition date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

(c)	Method for preparation of consolidated financial statements
The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control means an entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets at the acquisition date is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. If the credit balance of capital reserve (capital surplus) is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the year. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the Group derecognises assets, liabilities, minority interests and other equity items related to the subsidiary. The remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1)	Accounting treatment of business combination involving entities under common control and not under common control (Continued)

(c)	Method for preparation of consolidated financial statements (Continued)
Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

The unrealised profit or loss arising from the sale of assets by the Company to its subsidiaries is eliminated in full against the net profit attributed to shareholders. The unrealised profit or loss from the sale of assets by subsidiaries to the Company is eliminated according to the distribution ratio between shareholders of the parent company and minority interests. For sale of assets that occurred between subsidiaries, the unrealised gains and losses is eliminated according to the distribution ratio for its subsidiaries seller between net profit attributable to shareholders of the parent company and minority interests.

(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as other comprehensive income, if it is classified as available-for-sale financial assets; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated into Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained earnings”, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented as other comprehensive income in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

(3)	Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(4)	Inventories
Inventories are initially measured at cost. Cost includes the cost of purchase and processing, and other expenditures incurred in bringing the inventories to their present location and condition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the quantity of inventory held to satisfy sales or service contracts is measured based on the contract price. If the quantities held by the Group are more than the quantities of inventories specified in sales contracts, the net realisable value of the excess portion of inventories is measured based on general selling prices.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(5)	Long-term equity investments

(a)	Investment in subsidiaries
In the Group’s consolidated financial statements, investment in subsidiaries are accounted for in accordance with the principles described in Note 3(1)(c).

In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profits distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment. Investments in subsidiaries are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained earnings.

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost comprises the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving enterprises under common control, if it is achieved in stages, the initial cost comprises the carrying value of previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

(b)	Investment in jointly controlled entities and associates
A joint venture is an incorporated entity over which the Group, based on legal form, contractual terms and other facts and circumstances, has joint control with the other parties to the joint venture and rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the Group and the parties sharing control.

An associate is the investee that the Group has significant influence on their financial and operating policies. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The Group generally considers the following circumstances in determining whether it can exercise significant influence over the investee: whether there is representative appointed to the board of directors or equivalent governing body of the investee; whether to participate in the investee’s policy-making process; whether there are significant transactions with the investees; whether there is management personnel sent to the investee; whether to provide critical technical information to the investee.

An investment in a jointly controlled entity or an associate is accounted for using the equity method, unless the investment is classified as held for sale (see Note 3(10)).

The initial cost of investment in jointly controlled entities and associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash, or at the fair value of the non-monetary assets exchanged for the investment. The difference between the fair value of the non-monetary assets being exchanged and its carrying amount is charged to profit or loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(5)	Long-term equity investments (Continued)

(b)	Investment in jointly controlled entities and associates (Continued)
The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses and other comprehensive income, as investment income or losses and other comprehensive income, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated to the extent of the Group’s interest in the associates or jointly controlled entities. Unrealised losses resulting from transactions between the Group and its associates or jointly controlled entities are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of the Group’s net investment in the associate or the jointly controlled entity is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. However, if the Group has incurred obligations for additional losses and the conditions on recognition of provision are satisfied in accordance with the accounting standard on contingencies, the Group continues recognising the investment losses and the provision. Where net profits are subsequently made by the associate or jointly controlled entity, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The Group adjusts the carrying amount of the long-term equity investment for changes in owners’ equity of the investee other than those arising from net profits or losses and other comprehensive income, and recognises the corresponding adjustment in equity.

(c)	The impairment assessment method and provision accrual on investment
The impairment assessment and provision accrual on investments in subsidiaries, associates and jointly controlled enterprises are stated in Note 3(12).

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(6)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. Costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Other than oil and gas properties, the cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale (see Note 3(10)). The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value
Plants and buildings	12-50 years	3%
Equipment, machinery and others	4-30 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(7)	Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs relating to proved properties are amortised on a unit-of-production method.

(8)	Intangible assets
Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale (see Note 3(10)).

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

Useful lives and amortisation methods are reviewed at least each year end.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(9)	Goodwill
The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

(10)	Held for sale and discontinued operation
Non-current assets or disposal group that meet the following conditions will be classified as held for sale. (i) for the non-current assets or the disposal group, they can only be sold immediately in current condition, according to the usual terms of selling the assets or disposal group; (ii) the Group has made the resolution and obtain the appropriate approval on disposal of the non-current assets or the disposal group; (iii) the Group has signed an irrevocable transfer agreement with the transferee; (iv) the transfer will be completed within one year.

Non-current assets, except for financial assets and deferred tax assets that satisfy there cognition criteria for assets held for sale are stated at to the lower of carrying amount and the fair value less costs to sell. Any excess of the original carrying amount over the fair value less costs to sell is recognised as asset impairment loss.

The assets and liabilities in the non-current asset or disposal groups which have been classified as assets held for sale are classified as current assets and current liabilities.

A discontinued operation is a component of the Group that either has been disposed of, or is classified as held for sale, can be clearly distinguished operationally and for financial reporting purposes from the rest of the Group and (i) represents a separate major line of business or geographical area of operations, (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (iii) is a subsidiary acquired exclusively with a view to resale.

(11)	Financial Instruments
Financial instruments of the Group include cash and cash equivalents, bond investments, equity securities other than long-term equity investments, receivables, derivative financial instruments, payables, loans, bonds payable, and share capital, etc.

(a)	Classification, recognition and measurement of financial instruments
The Group recognises a financial asset or a financial liability on its balance sheet when the Group enters into and becomes a party to the underlining contract of the financial instrument.

The Group classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets and assuming liabilities: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial assets and financial liabilities are initially recognised at fair value. For financial asset or financial liability of which the change in its fair value is recognised in profit or loss, the relevant transaction cost is recognised in profit or loss. The transaction costs for other financial assets or financial liabilities are included in the initially recognised amount. Subsequent to initial recognition financial assets and liabilities are measured as follows:

—	Financial asset or financial liability with change in fair value recognised through profit or loss

A financial asset or financial liability is classified as at fair value through profit or loss if it is acquired or incurred principally for the purpose of selling or repurchasing in the near term or if it is a derivative, unless the derivative is a designated and effective hedging instrument, or a financial guarantee contract, or a derivative that is linked to and must be settled by delivery of an unquoted equity instrument (without a quoted price from an active market) whose fair value cannot be reliably measured. These financial instruments are initially measured at fair value with subsequently changes in fair value recognised in profit or loss. Subsequent to initial recognition, financial assets and financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

—	Receivables

Receivables are non-derivative financial assets with fixed or determinable recoverable amount and with no quoted price in active market. After the initial recognition, receivables are measured at amortised cost using the effective interest rate method.

—	Held-to-maturity investment

Held-to-maturity investment includes non-derivative financial assets with fixed or determinable recoverable amount and fixed maturity that the Group has the positive intention and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(a)	Classification, recognition and measurement of financial instruments (Continued)

—	Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated as available for sales and other financial assets which do not fall into any of the above categories.

Available-for-sale financial assets whose fair value cannot be measured reliably are measured at cost subsequent to initial recognition. Other than the above equity instrument investments whose fair values cannot be measured reliably, other available-for-sale financial assets are initially stated at fair values. The gains or losses arising from changes in the fair value are directly recognised in equity, except for the impairment losses and exchange differences from monetary financial assets denominated in foreign currencies, which are recognised in profit or loss. The cumulative gains and losses previously recognised in equity are transferred to profit or loss when the available-for-sale financial assets are derecognised. Dividend income from these equity instruments is recognised in profit or loss when the investee declares the dividends. Interest on available-for-sale financial assets calculated using the effective interest rate method is recognised in profit or loss (see Note 3(17) (c)).

—	Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Other financial liabilities include the liabilities arising from financial guarantee contracts. Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated amortisation and the amount of a provision determined in accordance with the principles of contingencies (see Note 3(16)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

(b)	Disclosure of financial assets and financial liabilities
In the balance sheet, financial assets and liabilities are not offset unless all the following conditions are met:

—	the Group has a legally enforceable right to set off financial assets against financial liabilities; and

—	the Group intends to settle the financial assets and liabilities on a net basis, or to realise the assets and settle the liabilities simultaneously.

(c)	Determination of fair value
If there is an active market for a financial asset or financial liability, the quoted price in the active market is used to establish the fair value of the financial asset or financial liability.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using arm’s length market transactions between knowledge, and willing parties; reference to the current fair value of other instrument that is substantially the same; discounted cash flows and option pricing model. The Group calibrates the valuation technique and tests it for validity periodically.

(d)	Hedge accounting
Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period(s).

Hedged items are the items that expose the Group to risks of changes in fair value or future cash flows and that are designated as being hedged. The Group’s hedged items include fixed-rate borrowings that expose the Group to risk of changes in fair values, floating rate borrowings that expose the Group to risk of variability in cash flows, and a forecast transaction that is settled with a fixed amount of foreign currency and expose the Group to foreign currency risk.

A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in the fair value or cash flows of the hedged item. For a hedge of foreign currency risk, a non-derivative financial asset or non-derivative financial liability may also be used as a hedging instrument.

The hedge is assessed by the Group for effectiveness on an ongoing basis and determined to have been highly effective throughout the accounting periods for which the hedging relationship was designated. The Group uses a ratio analysis to assess the subsequent effectiveness of a cash flow hedge, and uses a regression analysis to assess the subsequent effectiveness of a fair value hedge.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(d)	Hedge accounting (Continued)

—	Cash flow hedges
A cash flow hedge is a hedge of the exposure to variability in cash flows. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity as a separate component. That effective portion is adjusted to the lesser of the following (in absolute amounts):

—	the cumulative gain or loss on the hedging instrument from inception of the hedge;

—	the cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from shareholders’ equity, included in the initial cost of the non-financial asset or liability, and recognised in profit or loss in the same year during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from shareholders’ equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the Group will discontinue the hedge accounting treatments prospectively. In this case, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall not be reclassified into profit or loss and is recognised in accordance with the above policy when the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall be reclassified into profit or loss immediately.

—	Fair value hedges

A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or unrecognised firm commitment.

The gain or loss from re-measuring the hedging instrument at fair value is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged item is a financial instrument measured at amortised cost, any adjustment to the carrying amount of the hedged item is amortised to profit or loss from the adjustment date to the maturity date using the recalculated effective interest rate at the adjustment date.

—	Hedge of net investment in foreign operation

A hedge of a net investment in a foreign operation is a hedge of the exposure to foreign exchange risk associated with a net investment in a foreign operation. The portion of the gain or loss on a hedging instrument that is determined to be an effective hedge is recognised directly in equity as a separate component until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss. The Group had no hedge of a net investment in a foreign operation during this year.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(e)	Convertible bonds

—	Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

Subsequent to initial recognition, the liability component of a convertible corporate bond is measured at amortised cost using the effective interest method, unless it is designated at fair value through profit or loss. The equity component of a convertible corporate bond is not re-measured subsequent to initial recognition.

If the convertible corporate bond is converted, the liability component, together with the equity component, is transferred to share capital and capital reserve (share premium). If the convertible corporate bond is redeemed, the consideration paid for the redemption, together with the transaction costs that relate to the redemption, are allocated to the liability and equity components. The difference between the allocated and carrying amounts is charged to profit or loss if it relates to the liability component or is directly recognised in equity if it relates to the equity component.

—	Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in profit or loss.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in profit or loss. The liability component is subsequently carried at amortised cost using the effective interest method until extinguished on conversion or redemption. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amount of both components is recognised in profit or loss.

(f)	Derecognition of financial assets and financial liabilities
The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group transfers substantially all risks and rewards of ownership of the financial asset, or where the Group neither transfers nor retains substantially all risks and rewards of ownership of the financial asset but the Group gives up the control of a financial asset.

On derecognition of a financial asset, the difference between the following amounts is recognised in profit or loss:

—	the carrying amounts; and

—	the sum of the consideration received and any cumulative gain or loss that had been recognised directly in equity.

Where the obligations for financial liabilities are completely or partially discharged, the entire or parts of financial liabilities are derecognised.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(12)	Impairment of financial assets and non-financial long-term assets

(a)	Impairment of financial assets
The carrying amount of financial assets (except those financial assets stated at fair value with changes in the fair values charged to profit or loss) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

Objective evidences of impairment include but not limited to:

(i)	significant financial difficulty of the debtor;

(ii)	a breach of contract, such as a default or delinquency in interest or principal payments;

(iii)	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

(iv)	due to the significant financial difficulty of the debtor, financial assets is unable to be traded in active market;

(v)	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

(vi)	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

—	Receivables and held-to-maturity investments

Receivables are assessed for impairment on the combination of an individual basis and the aging analysis.

Held-to-maturity investments are assessed for impairment on an individual basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable or held-to-maturity investment is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in profit or loss.

Impairment loss on receivables and held-to-maturity investments is reversed in profit or loss if evidence suggests that the financial assets’ carrying amounts have increased and the reason for the increase is objectively as a result of an event occurred after the recognition of the impairment loss. The reversed carrying amount shall not exceed the amortised cost if the financial assets had no impairment recognised.

—	Available-for-sale financial assets

Available-for-sale financial assets are assessed for impairment on an individual basis. Objective evidence of impairment for equity instruments classified as available-for-sale includes information about significant but not temporary decline in the fair value of the equity investment instrument below its cost. The Group assesses equity instruments classified as available-for-sale separately at the end of each reporting period, it will be considered as impaired if the fair value of the equity instrument at reporting date is less than its initial investment cost over 50% (including 50%) or the duration of the fair value below its initial investment cost is more than one (including one) year, if the fair value of the equity instrument at reporting date is less than its initial investment cost over 20% (including 20%) but below 50%, other related factors such as price volatility will be taken into consideration to assess if it is impaired.

When available-for-sale financial assets measured at fair value are impaired, despite not being derecognised, the cumulative losses resulted from the decrease in fair value which had previously been recognised directly in shareholders’ equity, are reversed and charged to profit or loss.

When available-for-sale financial assets measured at cost are impaired, the differences between the book value and the discounted present value with the market return of similar financial assets are charged to profit or loss.

Impairment loss of available-for-sale debt instrument is reversed, if the reason for the subsequent increase in fair value is objectively as a result of an event occurred after the recognition of the impairment loss. Impairment loss for available-for-sale equity instrument is not reversed through profit or loss. Impairment loss for available-for-sale financial assets measured by the cost cannot be reversed in the following period.

(b)	Impairment of other non-financial long-term assets
Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, oil and gas properties, construction in progress, goodwill, intangible assets and investments in subsidiaries, associates and jointly controlled entities may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(12)	Impairment of financial assets and non-financial long-term assets (Continued)

(b)	Impairment of other non-financial long-term assets (Continued)
Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

(13)	Impairment of financial assets and non-financial long-term assets (Continued)

Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

(14)	Employee benefits
Employee benefits are all forms of considerations and compensation given in exchange for services rendered by employees, including short term compensation, post-employment benefits, termination benefits and other long term employee benefits.

(a)	Short term compensation
Short term compensation includes salaries, bonuses, allowances and subsidies, employee benefits, medical insurance premiums, work-related injury insurance premium, maternity insurance premium, contributions to housing fund, unions and education fund and short-term absence with payment etc. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the short term compensation actually incurred as a liability and charged to the cost of an asset or to profit or loss in the same period, and non-monetary benefits are valued with the fair value.

(b)	Post-employment benefits
The Group classifies post-empoyment benefits into either Defined Contribution Plan (DC plan) or Defined Benefit Plan (DB plan). DC plan means the Group only contributes a fixed amount to an independent fund and no longer bears other payment obligation; DB plan is post-employment benefits other than DB. In this reporting period, the post-employment benefits of the Group primarily comprise basic pension insurance and unemployment insurance and both of them are DC plans.

Basic pension insurance

Employees of the Group participate in the social insurance system established and managed by local labor and social security department. The Group makes basic pension insurance to the local social insurance agencies every month, at the applicable benchmarks and rates stipulated by the government for the benefits of its employees. After the employees retire, the local labor and social security department has obligations to pay them the basic pension. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the accrued amount according to the above social security provisions as a liability and charged to the cost of an asset or to profit or loss in the same period.

(c)	Termination benefits
When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss under the conditions of both the Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(15)	Income tax
Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to business combinations and items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases including unused tax losses and unused tax credits able to be utilised in subsequent years. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

—      the taxable entity has a legally enforceable right to offset current tax assets and current tax liabilities; and

—      they relate to income taxes levied by the same tax authority on either:

—	the same taxable entity; or

—
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(16)	Provisions
Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(17)	Revenue recognition
Revenue is the gross inflow of economic benefits arising in the course of the Group’s normal activities when the inflows result in increase in shareholder’s equity, other than increase relating to contributions from shareholders. Revenue is recognised in profit or loss when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met.

(a)	Revenues from sales of goods
Revenue from the sales of goods is recognised when all of the general conditions stated above and following conditions are satisfied:

—	the significant risks and rewards of ownership and title have been transferred to buyers; and

—	the Group does not retain the management rights, which is normally associated with owner, on goods sold and has no control over the goods sold.

Revenue from the sales of goods is measured at fair value of the considerations received or receivable under the sales contract or agreement.

(b)	Revenues from rendering services
The Group determines the revenue from the rendering of services according to the fair value of the received or to-be received price of the party that receives the services as stipulated in the contract or agreement.

At the balance sheet date, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

When the outcome of rendering the services cannot be estimated reliably, revenues are recognised only to the extent that the costs incurred are expected to be recoverable. If the costs of rendering of services are not expected to be recoverable, the costs are recognised in profit or loss when incurred, and revenues are not recognised.

(c)	Interest income
Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

(18)	Government grants
Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(19)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(20)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

(21)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred.

(22)	Research and development costs
Research and development costs are recognised in profit or loss when incurred.

(23)	Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

(24)	Dividends
Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(25)	Related parties
If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

(a)	the holding company of the Company;

(b)	the subsidiaries of the Company;

(c)	the parties that are subject to common control with the Company;

(d)	investors that have joint control or exercise significant influence over the Group;

(e)	enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

(f)	jointly controlled entities of the Group, including subsidiaries of the jointly controlled entities;

(g)	associates of the Group, including subsidiaries of the associates;

(h)	principle individual investors of the Group and close family members of such individuals;

(i)	key management personnel of the Group, and close family members of such individuals;

(j)	key management personnel of the Company’s holding company;

(k)	close family members of key management personnel of the Company’s holding company; and

(l)	an entity which is under control, joint control of principle individual investor, key management personnel or close family members of such individuals.

(26)	Segment reporting
Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

—	engage in business activities from which it may earn revenues and incur expenses;

—	whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

—	for which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(27)	Significant changes in accounting policies
In 2014, the MOF promulgated ASBE No. 39 through 41 regarding Fair Value Measurement, Joint Arrangement and Disclosure of Interests in Other Entities, and amended ASBE No. 2, No. 9, No. 30, No. 33 and No. 37 regarding Long-Term Equity Investments, Employee Compensation, Presentation of Financial Statements, Consolidated Financial Statements and Presentation of Financial Instruments. The above accounting standards became effective from 1 July 2014 except for No. 37 Presentation of Financial Instruments which shall be implemented for the 2014 annual consolidated financial statements.

The Group has adopted the standards mentioned above for the preparation of financial statements of 2014. The impacts of these standards on the Group’s financial statements are as follows:

Contents and reasons of the changes in accounting policies	Affected financial statement line items	The amounts (RMB million) 31 December 2013
ASBE No. 2-Long-Term Equity Investments has amended the scope of long-term equity investments.
The Group reclassified equity investments accordingly and the comparative financial information has been adjusted.
	Long-term investments Available-for-sale financial assets	(1,760) 1,760
Several financial statement line items have been presented, and the financial information for the comparative period have been presented in accordance with the above standards.	Capital reserve Other comprehensive income Translation differences in foreign currency statements	2,466 (407) (2,059)
Certain disclosed information related to the Group’s interest in other entities has been prepared based on ASBE No. 41-Disclosure of Interests in Other Entities. Except for the disclosure of structured body that is not included in the consolidated financial statements, the comparative financial statement information has been presented accordingly.
	Not Applicable	Not Applicable

4	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value added tax, special oil income levy, city construction tax, education surcharge and local education surcharge.

Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Products	Effective from 1 January 2009	Effective from 29 November 2014	Effective from 13 December 2014
	(RMB/Ton)	(RMB/Ton)	(RMB/Ton)
Gasoline	1,388.00	1,554.56	1,943.20
Diesel	940.80	1,105.44	1,293.60
Naphtha	1,385.00	1,551.20	1,939.00
Solvent oil	1,282.00	1,435.84	1,794.80
Lubricant oil	1,126.00	1,261.12	1,576.40
Fuel oil	812.00	954.10	1,116.50
Jet fuel oil	996.80	1,171.24	1,370.60

The resources tax rate was raised from 5% to 6% from 1 December 2014, the mineral resources compensation fee of crude oil and natural gas was decreased from 1% to zero at the same time.

Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

In accordance with PRC new rules and regulations, the threshold above which special oil income levy will be imposed (with the five-level progressive tax rates varying from 20% to 40% remaining) will be raised from USD 55 per barrel to USD 65 per barrel from 1 January 2015.

5	CASH AT BANK AND ON HAND

The Group

	At 31 December 2014			At 31 December 2013
	Original currency	Exchange	RMB	Original currency	Exchange	RMB
	million	rates	million	million	rates	million
Cash on hand
Renminbi			30			36
Cash at bank
Renminbi			5,064			7,283
US Dollars	105	6.1190	643	46	6.0969	280
Hong Kong Dollars	70	0.7889	55	1,073	0.7862	844
Japanese Yen	145	0.0514	7	155	0.0578	9
Euro	2	7.4556	15	10	8.4189	81
Others			65			28
			5,879			8,561
Deposits at related parities
Renminbi			2,247			3,948
US Dollars	321	6.1190	1,968	425	6.0969	2,591
Euro	1	7.4556	6	—	8.4189	1
Total			10,100			15,101

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 31 December 2014, time deposits with financial institutions of the Group amounted to RMB 745 million (2013: RMB 55 million).

6	BILLS RECEIVABLE

Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 31 December 2014, the Group’s outstanding endorsed or discounted bills (with recourse) amounted to RMB 4,427 million (2013: RMB 5,314 million), all of which are due before 30 June 2015.

7	ACCOUNTS RECEIVABLE

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2014	2013	2014	2013
	RMB	RMB	RMB	RMB
	million	million	million	million
Amounts due from subsidiaries	—	—	19,917	25,068
Amounts due from Sinopec Group Company and fellow subsidiaries	20,188	9,311	1,587	2,742
Amounts due from associates and jointly controlled entities	5,290	9,091	2,161	2,766
Amounts due from others	65,883	50,638	1,494	2,422
	91,361	69,040	25,159	32,998
Less: Allowance for doubtful accounts	530	574	128	378
Total	90,831	68,466	25,031	32,620

Ageing analysis on accounts receivable is as follows:

	The Group
	At 31 December 2014				At 31 December 2014
	Amount RMB	Percentage to total accounts receivable	Allowance RMB	Percentage of allowance to accounts receivable balance	Amount RMB	Percentage to total accounts receivable	Allowance RMB	Percentage of allowance to accounts receivable balance
	million	%	million	%	million	%	million	%
Within one year	90,069	98.6	13	—	68,296	98.9	1	—
Between one and two years	743	0.8	23	3.1	134	0.2	22	16.4
Between two and three years	78	0.1	25	32.1	58	0.1	12	20.7
Over three years	471	0.5	469	99.6	552	0.8	539	97.6
Total	91,361	100.0	530		69,040	100.0	574

	The Company
	At 31 December 2014				At 31 December 2014
	Amount RMB	Percentage to total accounts receivable	Allowance RMB	Percentage of allowance to accounts receivable balance	Amount RMB	Percentage to total accounts receivable	Allowance RMB	Percentage of allowance to accounts receivable balance
	million	%	million	%	million	%	million	%
Within one year	22,326	88.7	—	—	32,455	98.4	—	—
Between one and two years	2,668	10.6	3	0.1	118	0.4	8	6.8
Between two and three years	45	0.2	8	17.8	48	0.1	4	8.3
Over three years	120	0.5	117	97.5	377	1.1	366	97.1
Total	25,159	100.0	128		32,998	100.0	378

At 31 December 2014 and 2013, the total amounts of the top five accounts receivable of the Group are set out below:

	At 31 December	At 31 December
	2014	2013
Total amount (RMB million)	34,363	19,896
Percentage to the total balance of accounts receivable	37.6%	28.8%
Allowance for doubtful accounts	—	—

During the year ended 31 December 2014 and 2013, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2014 and 2013, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 31 December 2014 and 2013, the Group and the Company had no individually significant accounts receivable that aged over three years.

8	OTHER RECEIVABLES

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2014	2013	2014	2013
	RMB	RMB	RMB	RMB
	million	million	million	million
Amounts due from subsidiaries	—	—	199,783	48,771
Amounts due from Sinopec Group Company and fellow subsidiaries	2,671	1,779	978	620
Amounts due from associates and jointly controlled entities	725	225	94	202
Amounts due from others	27,328	12,737	1,695	4,746
	30,724	14,741	202,550	54,339
Less: Allowance for doubtful accounts	1,473	1,576	1,316	1,687
Total	29,251	13,165	201,234	52,652

Ageing analysis of other receivables is as follows:

	The Group
	At 31 December 2014				At 31 December 2014
	Amount RMB	Percentage to total accounts receivable	Allowance RMB	Percentage of allowance to accounts receivable balance	Amount RMB	Percentage to total accounts receivable	Allowance RMB	Percentage of allowance to accounts receivable balance
	million	%	million	%	million	%	million	%
Within one year	27,717	90.2	—	—	11,579	78.5	—	—
Between one and two years	514	1.7	17	3.3	1,010	6.9	109	10.8
Between two and three years	525	1.7	55	10.5	314	2.1	30	9.6
Over three years	1,968	6.4	1,401	71.2	1,838	12.5	1,437	78.2
Total	30,724	100.0	1,473		14,741	100.0	1,576

	The Company
	At 31 December 2014				At 31 December 2014
	Amount RMB	Percentage to total accounts receivable	Allowance RMB	Percentage of allowance to accounts receivable balance	Amount RMB	Percentage to total accounts receivable	Allowance RMB	Percentage of allowance to accounts receivable balance
	million	%	million	%	million	%	million	%
Within one year	185,534	91.6	—	—	51,203	94.2	1	—
Between one and two years	14,792	7.3	2	—	997	1.8	11	1.1
Between two and three years	573	0.3	3	0.5	311	0.6	18	5.8
Over three years	1,651	0.8	1,311	79.4	1,828	3.4	1,657	90.6
Total	202,550	100.0	1,316		54,339	100.0	1,687

At 31 December 2014 and 2013, the total amounts of the top five other receivables of the Group are set out below:

	At 31 December	At 31 December
	2014	2013
Total amount (RMB million)	12,522	1,977
Ageing	Within one year	From within one year to over three years
Percentage to the total balance of other receivables	40.8%	13.4%
Allowance for doubtful accounts	—	307

During the year ended 31 December 2014 and 2013, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2014 and 2013, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 31 December 2014 and 2013, the Group and the Company had no individually significant other receivables that aged over three years.

9	PREPAYMENTS

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Amounts to subsidiaries	—	—	1,091	2,048
Amounts to Sinopec Group Company and fellow subsidiaries	66	262	19	155
Amounts to associates and jointly controlled entities	105	11	1	11
Amounts to others	3,658	3,989	865	3,063
	3,829	4,262	1,976	5,277
Less: Allowance for doubtful accounts	49	46	14	40
Total	3,780	4,216	1,962	5,237

Ageing analysis of prepayments is as follows:

	The Group
	At 31 December 2014				At 31 December 2013
	Amount RMB million	Percentage to total prepayments	Allowance RMB million	Percentage of allowance to prepayments balance	Amount RMB million	Percentage to total prepayments	Allowance RMB million	Percentage of allowance to prepayments balance
Within one year	3,511	91.7	1	—	3,983	93.5	—	—
Between one and two years	69	1.8	1	1.4	154	3.6	3	1.9
Between two and three years	147	3.8	5	3.4	70	1.6	1	1.4
Over three years	102	2.7	42	41.2	55	1.3	42	76.4
Total	3,829	100.0	49		4,262	100.0	46

	The Company
	At 31 December 2014				At 31 December 2013
	Amount RMB million	Percentage to total prepayments	Allowance RMB million	Percentage of allowance to prepayments balance	Amount RMB million	Percentage to total prepayments	Allowance RMB million	Percentage of allowance to prepayments balance
Within one year	1,821	92.2	—	—	4,455	84.4	—	—
Between one and two years	80	4.0	—	—	748	14.2	3	0.4
Between two and three years	65	3.3	5	7.7	5	0.1	—	—
Over three years	10	0.5	9	90.0	69	1.3	37	53.6
Total	1,976	100.0	14		5,277	100.0	40

At 31 December 2014 and 2013, the total amounts of the top five prepayments of the Group are set out below:

	At 31 December	At 31 December
	2014	2013
Total amount (RMB million)	757	695
Percentage to the total balance of prepayments	19.8%	16.3%

10	INVENTORIES

The Group

	At 31 December	At 31 December
	2014	2013
	RMB million	RMB million
Raw materials	95,298	124,198
Work in progress	22,728	21,181
Finished goods	71,959	76,289
Spare parts and consumables	1,841	1,989
	191,826	223,657
Less: Provision for diminution in value of inventories	3,603	1,751
Total	188,223	221,906

Provision for diminution in value of inventories is mainly against raw materials and finished goods. For the year ended 31 December 2014, the provision for diminution in value of inventories of the Group was primarily due to the costs of raw materials and finished goods of the refining, chemicals and marketing segments were higher than their net realisable value.

11	LONG-TERM EQUITY INVESTMENTS

The Group

	Investments in jointly controlled entities	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2014	46,876	28,457	(15)	75,318
Additions for the year	8,211	2,408	—	10,619
Share of profits less losses under the equity method	782	2,848	—	3,630
Change of other comprehensive income under the equity method	(2,736)	(306)	—	(3,042)
Other equity movement under the equity method	2	—	—	2
Dividends declared	(1,011)	(1,073)	—	(2,084)
Disposals for the year	(358)	(168)	—	(526)
Other movements (Note 52(iii))	(3,292)	(26)	—	(3,318)
Movement of provision for impairment	—	—	(6)	(6)
Balance at 31 December 2014	48,474	32,140	(21)	80,593

The Company

	Investments in subsidiaries	Investments in jointly controlled entities	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2014	142,803	12,588	16,890	(7,736)	164,545
Additions for the year (i)	58,791	1,713	398	—	60,902
Share of profits less losses under the equity method	—	401	1,598	—	1,999
Change of other comprehensive income under the equity method	—	—	(363)	—	(363)
Dividends declared	—	(890)	(336)	—	(1,226)
Disposals for the year	(4,058)	(380)	—	—	(4,438)
Transferred to subsidiaries (i)	(25,480)	(113)	(6,376)	79	(31,890)
Other movements	—	—	102	—	102
Balance at 31 December 2014	172,056	13,319	11,913	(7,657)	189,631
Note:

(i)
Pursuant to the resolution of the Company’s Meeting of Board of Directors held on 19 February 2014, the Company’s business under its marketing and distribution segment of the Group was injected to Sinopec Marketing Co., Ltd. (“Marketing Company”), a wholly-owned subsidiary of the Group on 1 April 2014. The summarised financial statements of Marketing Company for the year ended 31 December 2013 set out in Note 52 also include these marketing and distribution business.

On 12 September 2014, Marketing Company entered into the “Capital Injection Agreement relating to Marketing Company” with a number of domestic and foreign investors, pursuant to which the investors shall subscribe for equity interest in Marketing Company in cash. Upon the relevant approvals for this capital injection being obtained, an aggregate capital contribution of RMB 105.044 billion was made to the Marketing Company by 25 investors, representing 29.58% equity interest in the Marketing Company as of 6 March 2015.

11	LONG-TERM EQUITY INVESTMENTS (Continued)

For the year 2014, the Group and the Company had no individually significant long-term investment impairment.

Details of the Company’s principal subsidiaries are set out in Note 52.

Significant restriction of long-term equity investments of the Group’s cash does not exist.

Principal jointly controlled entities and associates are as follows:

(a)	Principal jointly controlled entities and associates

Name of investees	Principal place of business	Register location	Legal representative	Principal activities	Registered capital	Percentage of equity/ voting right directly or indirectly held by the Company
					RMB million
1. Jointly controlled entities
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF “) (ii)	Saudi Arabia	Saudi Arabia	NA	Petroleum refining and processing business	1,560 million USD	37.5%
BASF-YPC Company Limited (“BASF-YPC”)	PRC	Jiangsu Province	Wang Jingyi	Manufacturing and distribution of petrochemical products	12,343	40%
Caspian Investments Resources Ltd. (“CIR”) (iii)	Kazakhstan	British Virgin Islands	NA	Crude oil and natural gas extraction	10,000 USD	50%
Taihu Limited (“Taihu”) (iii)	Russia	Cyprus	NA	Crude oil and natural gas extraction	25,000 USD	49%
Mansarovar Energy Colombia Ltd. (“Mansarovar “) (iii)	Colombia	British Bermuda	NA	Crude oil and natural gas extraction	12,000 USD	50%
2. Associates
Sinopec Finance Company Limited (“Sinopec Finance”)	PRC	Beijing	Liu Yun	Provision of non- banking financial services	10,000	49%
China Aviation Oil Supply Company Limited (“China Aviation Oil”)	PRC	Beijing	Sun Li	Marketing and distribution of refined petroleum products	3,800	29%
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	PRC	Inner Mongolia	Li Fuyou	Manufacturing of coal- chemical products	16,000	38.75%
Shanghai Chemical Industry Park Development Company Limited (“Shanghai Chemical”)	PRC	Shanghai	Rong Guangdao	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC	2,372	38.26%
Shanghai Petroleum Company Limited (“Shanghai Petroleum”)	PRC	Shanghai	Xu Guobao	Exploration and production of crude oil and natural gas	900	30%

All the jointly controlled entities and associates above are limited companies.

Note:

(ii)
Pursuant to the resolution passed at the Directors’ meeting held on 31 October 2014 and the purchase agreement entered into with relevant vendors, the Group completed the acquisition from the Sinopec Group Company a 37.5% equity interests in YASREF for a consideration of approximately USD 562 million (approximately RMB 3,439 million) and also injected capital of approximately USD 199 million (approximately RMB 1,216 million) to YASREF on 31 December 2014.

As the purchase price allocation has not been completed, the summarised financial information for YASREF is not disclosed.

(iii)
The Group acquired from the Sinopec Group Company 50% of equity interests of Mansarovar in November 2013, 50% of equity interests of CIR and 49% of equity interests of Taihu in December 2013. Therefore the summarised income statement information of CIR and Taihu for the year ended 31 December 2013 is not included in the major financial information.

11	LONG-TERM EQUITY INVESTMENTS (Continued)

(b)	Major financial information of principal joint ventures

Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	BASF-YPC		CIR(iii)		Taihu(iii)		Mansarovar(iii)
	At 31 December 2014	At 31 December 2013	At 31 December 2014	At 31 December 2013	At 31 December 2014	At 31 December 2013	At 31 December 2014	At 31 December 2013
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets
Cash and cash equivalents	1,112	550	4,873	4,820	117	166	580	346
Other current assets	5,879	6,727	1,881	2,437	2,886	3,476	328	985
Total current assets	6,991	7,277	6,754	7,257	3,003	3,642	908	1,331
Non-current assets	17,209	18,496	13,078	14,244	7,995	14,796	9,702	10,739
Current liabilities
Current financial liabilities (iv)	(3,318)	(2,990)	(272)	(278)	(1,228)	(6,903)	—	(854)
Other current liabilities	(2,235)	(2,027)	(851)	(1,764)	(1,742)	(2,065)	(860)	(776)
Total current liabilities	(5,553)	(5,017)	(1,123)	(2,042)	(2,970)	(8,968)	(860)	(1,630)
Non-current liabilities
Non-current financial liabilities (v)	(4,019)	(4,904)	(680)	(956)	(2,905)	—	—	—
Other non-current liabilities	—	(1)	(1,253)	(1,545)	(2,175)	(3,354)	(3,662)	(4,120)
Total non-current liabilities	(4,019)	(4,905)	(1,933)	(2,501)	(5,080)	(3,354)	(3,662)	(4,120)
Net assets	14,628	15,851	16,776	16,958	2,948	6,116	6,088	6,320
Net assets attributable to minority interests	—	—	—	—	102	211	—	—
Net assets attributable to owners of the Company	14,628	15,851	16,776	16,958	2,846	5,905	6,088	6,320
Share of net assets from joint ventures	5,851	6,340	8,388	8,479	1,395	2,893	3,044	3,160
Other (vi)	—	—	616	579	814	1,455	85	3
Carrying Amounts	5,851	6,340	9,004	9,058	2,209	4,348	3,129	3,163

Note:

(iv)	Excluding accounts payable, other payables.

(v)	Excluding provisions.

(vi)	Other reflects the excess of consideration transferred over the net fair value of identifiable assets acquired and liabilities assumed as of the acquisition date.

Summarised income statement

	BASF-YPC		CIR(iii)	Taihu(iii)	Mansarovar(iii)
	2014	2013	2014	2014	2014	2013
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	22,191	23,176	8,366	18,183	3,781	360
Interest income	26	20	8	—	31	—
Interest expense	(356)	(319)	—	(54)	—	(7)
Profit before taxation	373	1,060	7	3,014	641	130
Tax expense	(94)	(279)	(252)	(809)	(897)	(50)
Profit/(loss) for the year	279	781	(245)	2,205	(256)	80
Other comprehensive income/(loss)	—	—	63	(5,373)	24	—
Total comprehensive income/(loss)	279	781	(182)	(3,168)	(232)	80
Dividends from joint ventures	933	—	—	—	—	—
Share of net profit/(loss) from joint ventures	112	312	(123)	1,043	(128)	40
Share of other comprehensive income/(loss) from joint ventures	—	—	32	(2,541)	12	—

The share of loss and other comprehensive loss for the year ended 31 December 2014 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 122 million (2013: RMB 14 million) and RMB 239 million (2013: RMB 0 million) respectively. As at 31 December 2014, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 28,281 million (2013: RMB 23,965 million).

11	LONG-TERM EQUITY INVESTMENTS (Continued)

(c)	Major financial information of principal associates
Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy		Shanghai Chemical		Shanghai Petroleum
	At 31 December 2014	At 31 December 2013	At 31 December 2014	At 31 December 2013	At 31 December 2014	At 31 December 2013	At 31 December 2014	At 31 December 2013	At 31 December 2014	At 31 December 2013
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	108,999	104,477	13,816	15,410	6,833	4,474	2,466	3,094	2,783	2,849
Non-current assets	14,992	17,490	4,996	4,830	15,849	6,987	3,263	3,069	1,126	1,058
Current liabilities	(105,289)	(102,112)	(11,051)	(12,249)	(7,538)	(335)	(640)	(1,183)	(224)	(281)
Non-current liabilities	(104)	(3,271)	(227)	(233)	(2,348)	(1,330)	(1,043)	(1,102)	(370)	(354)
Net assets	18,598	16,584	7,534	7,758	12,796	9,796	4,046	3,878	3,315	3,272
Net assets attributable to minority interests	—	—	877	899	—	—	—	—	—	—
Net assets attributable to owners of the Company	18,598	16,584	6,657	6,859	12,796	9,796	4,046	3,878	3,315	3,272
Share of net assets from associates	9,113	8,126	1,998	1,989	4,958	3,796	1,212	1,158	995	982
Carrying Amounts	9,113	8,126	1,998	1,989	4,958	3,796	1,212	1,158	995	982

Summarised income statement

Year ended 31 December	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy(vii)		Shanghai Chemical		Shanghai Petroleum
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	2,706	2,893	115,725	111,023	—	—	1	6	1,005	948
Profit for the year	2,522	1,409	1,097	2,027	—	—	170	100	163	66
Other comprehensive loss	(508)	(608)	—	—	—	—	—	—	—	—
Total comprehensive income	2,014	801	1,097	2,027	—	—	170	100	163	66
Dividends declared by associates	—	—	309	444	—	—	11	17	36	60
Share of profit from associates	1,236	690	318	513	—	—	65	38	49	20
Share of other comprehensive loss from associates	(249)	(298)	—	—	—	—	—	—	—	—

Note:

(vii)	Zhongtian Synergetic Energy was under construction during the year ended 31 December 2014.

The share of profit and other comprehensive loss for the year ended 31 December 2014 in all individually immaterial associates accounted for using equity method in aggregate was RMB 1,180 million (2013: RMB 760 million) and RMB 57 million (2013: other comprehensive income RMB 1 million) respectively. As at 31 December 2014, the carrying amount of all individually immaterial associates accounted for using equity method in aggregate was RMB 13,843 million (2013: RMB 12,393 million).

12	FIXED ASSETS

The Group

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2014	96,787	515,701	768,102	1,380,590
Additions for the year	40	3,309	579	3,928
Transferred from construction in progress	6,164	50,130	73,857	130,151
Acquisitions (Note 52(iii))	440	—	2,984	3,424
Reclassifications	390	(6)	(384)	—
Decreases for the year	(2,737)	(82)	(31,968)	(34,787)
Exchange adjustments	6	120	8	134
Balance at 31 December 2014	101,090	569,172	813,178	1,483,440
Accumulated depreciation:
Balance at 1 January 2014	34,830	275,069	367,501	677,400
Additions for the year	3,381	38,235	41,513	83,129
Reclassifications	130	(2)	(128)	—
Decreases for the year	(955)	(63)	(15,940)	(16,958)
Exchange adjustments	2	69	3	74
Balance at 31 December 2014	37,388	313,308	392,949	743,645
Provision for impairment losses:
Balance at 1 January 2014	2,850	13,525	17,220	33,595
Additions for the year	21	2,436	971	3,428
Decreases for the year	(94)	(2)	(618)	(714)
Exchange adjustments	—	—	1	1
Balance at 31 December 2014	2,777	15,959	17,574	36,310

Net book value:
Balance at 31 December 2014	60,925	239,905	402,655	703,485
Balance at 31 December 2013	59,107	227,107	383,381	669,595

The Company

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2014	71,261	450,632	572,298	1,094,191
Additions for the year	3	2,834	132	2,969
Transferred from construction in progress	2,389	44,347	33,206	79,942
Reclassifications	562	(6)	(556)	—
Transferred from/to subsidiaries (i)	(26,413)	(566)	(117,813)	(144,792)
Decreases for the year	(457)	(78)	(8,887)	(9,422)
Balance at 31 December 2014	47,345	497,163	478,380	1,022,888
Accumulated depreciation:
Balance at 1 January 2014	25,678	238,769	268,555	533,002
Additions for the year	1,763	33,642	25,078	60,483
Reclassifications	108	(2)	(106)	—
Transferred from/to subsidiaries (i)	(7,465)	(309)	(36,176)	(43,950)
Decreases for the year	(307)	(60)	(6,970)	(7,337)
Balance at 31 December 2014	19,777	272,040	250,381	542,198
Provision for impairment losses:
Balance at 1 January 2014	2,186	11,451	14,255	27,892
Additions for the year	11	2,436	72	2,519
Transferred from/to subsidiaries (i)	(497)	10	(1,357)	(1,844)
Decreases for the year	(34)	(2)	(202)	(238)
Balance at 31 December 2014	1,666	13,895	12,768	28,329

Net book value:
Balance at 31 December 2014	25,902	211,228	215,231	452,361
Balance at 31 December 2013	43,397	200,412	289,488	533,297

Note:

(i)	Mainly due to the restructuring of Marketing Company (Note 11(i)).

12	FIXED ASSETS (Continued)

The additions to oil and gas properties of the Group and the Company for the year ended 31 December 2014 included RMB 3,309 million (2013: RMB 4,188 million) (Note 30) and RMB 2,834 million (2013: RMB 3,345 million), respectively of the estimated dismantlement costs for site restoration.

Impairment losses on fixed assets for the year ended 31 December 2014 primarily represent impairment losses recognised in the exploration and production (“E&P”) segment of RMB 2,436 million (2013: RMB 2,523 million) on fixed assets and for the chemicals segment of RMB 917 million (2013: RMB 0 million) of fixed assets. The primary factor resulting in the E&P segment impairment losses was unsuccessful development drilling and high operating and development costs for certain oil fields. The carrying values of these E&P properties were written down to recoverable amounts which were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate 10.13% (2013: 10.70%). The assets in the chemicals segment were written down due to the suspension of operations of certain production facilities.

At 31 December 2014 and 2013, the Group and the Company had no individually significant fixed assets which were pledged.

At 31 December 2014 and 2013, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 31 December 2014 and 2013, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

13	CONSTRUCTION IN PROGRESS

	The Group	The Company
	RMB million	RMB million
Cost:
Balance at 1 January 2014	160,852	123,243
Additions for the year	149,830	97,796
Acquisitions (Note 52(iii))	14,162	—
Disposals for the year	(1,069)	—
Transferred to subsidiaries (Note 11(i))	—	(33,627)
Dry hole costs written off	(5,587)	(5,587)
Transferred to fixed assets	(130,151)	(79,942)
Reclassification to other assets	(10,154)	(1,340)
Exchange adjustments	5	—
Balance at 31 December 2014	177,888	100,543
Provision for impairment losses:
Balance at 1 January 2014	222	184
Additions for the year	10	—
Decreases for the year	(11)	(184)
Balance at 31 December 2014	221	—

Net book value:
Balance at 31 December 2014	177,667	100,543
Balance at 31 December 2013	160,630	123,059

At 31 December 2014, major construction projects of the Group are as follows:

Project name	Budgeted amount	Balance at 1 January 2014	Net change for the year	Balance at 31 December 2014	Percentage of Completion	Source of funding	Accumulated interest capitalised at 31 December 2014
	RMB million	RMB million	RMB million	RMB million	%		RMB million
Yangzi Oil Quality and Inferior Crude Oil Reconstruction Project	7,865	5,656	(5,633)	23	98%	Bank loans & self-financing	339
Shijiazhuang Oil Quality and Inferior Crude Oil Reconstruction Project	6,776	5,031	(4,859)	172	99%	Bank loans & self-financing	295
Shandong LNG Project	10,716	4,386	(2,629)	1,757	64%	Bank loans & self-financing	92
Guangxi LNG Project	17,775	2,533	2,000	4,533	26%	Bank loans & self-financing	130
Jiujiang sour Crude Oil Quality Upgrading Project	7,094	1,416	2,990	4,406	66%	Bank loans & self-financing	71

14	INTANGIBLE ASSETS

The Group

	Land use rights	Patents	Non-patent technology	Operation rights	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2014	51,417	3,809	3,139	15,840	2,571	76,776
Additions for the year	10,015	250	100	17,038	687	28,090
Decreases for the year	(1,571)	—	(2)	(130)	(37)	(1,740)
Balance at 31 December 2014	59,861	4,059	3,237	32,748	3,221	103,126
Accumulated amortisation:
Balance at 1 January 2014	7,950	2,878	1,450	2,176	1,481	15,935
Additions for the year	2,763	131	240	4,407	367	7,908
Decreases for the year	(188)	—	(2)	(17)	(23)	(230)
Balance at 31 December 2014	10,525	3,009	1,688	6,566	1,825	23,613
Provision for impairment losses:
Balance at 1 January 2014	197	304	24	37	16	578
Additions for the year	23	179	—	70	2	274
Decreases for the year	(20)	—	—	—	—	(20)
Balance at 31 December 2014	200	483	24	107	18	832

Net book value:
Balance at 31 December 2014	49,136	567	1,525	26,075	1,378	78,681
Balance at 31 December 2013	43,270	627	1,665	13,627	1,074	60,263

Amortisation of the intangible assets of the Group charged for the year ended 31 December 2014 is RMB 3,035 million (2013: RMB 2,505 million).

15	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

	At 31 December	At 31 December
	2014	2013
Name of investees	RMB million	RMB million
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Sinopec (Hong Kong) Limited	853	853
Multiple units without individual significant goodwill	228	202
Total	6,281	6,255

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 10.0% to 10.9% (2013: 11.5% to 12.7%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognised.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

16	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

17	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before the consolidated elimination adjustments are as follows:

	Deferred tax assets		Deferred tax liabilities		Net balance
	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December
	2014	2013	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	2,883	3,315	—	—	2,883	3,315
Accruals	258	357	—	—	258	357
Cash flow hedges	887	34	—	(120)	887	(86)
Non-current
Fixed assets	7,752	7,200	(16,387)	(15,590)	(8,635)	(8,390)
Tax value of losses carried forward	3,474	2,261	—	—	3,474	2,261
Embedded derivative component of the convertible bonds	282	—	—	(870)	282	(870)
Available-for-sale securities	7	—	(4)	(436)	3	(436)
Others	86	99	(79)	(86)	7	13
Deferred tax assets/(liabilities)	15,629	13,266	(16,470)	(17,102)	(841)	(3,836)

The consolidated elimination amount between deferred tax assets and liabilities are as follows:

	At 31 December 2014	At 31 December 2013
	RMB million	RMB million
Deferred tax assets	8,650	9,125
Deferred tax liabilities	8,650	9,125

Deferred tax assets and liabilities after the consolidated elimination adjustments are as follows:

	At 31 December 2014	At 31 December 2013
	RMB million	RMB million
Deferred tax assets	6,979	4,141
Deferred tax liabilities	7,820	7,977

At 31 December 2014, certain subsidiaries of the Company did not recognise deferred tax of deductable loss carried forward of RMB17,085 million (2013: RMB 10,809 million), of which RMB 6,996 million (2013: RMB 2,638 million) was incurred for the year ended 31 December 2014, because it was not probable that the related tax benefit will be realised. These deductable losses carried forward of RMB 325 million, RMB 3,344 million, RMB 3,786 million, RMB 2,634 million and RMB 6,996 million will expire in 2015, 2016, 2017 ,2018, 2019 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the year ended 31 December 2014, write-down of deferred tax assets amounted to RMB 114 million (2013: RMB 926 million).

18	OTHER NON-CURRENT ASSETS

Other non-current assets mainly represent prepayments for construction projects and purchases of equipment.

19	DETAILS OF IMPAIRMENT LOSSES

At 31 December 2014, impairment losses of the Group are analysed as follows:

	Note	Balance at 1 January 2014	Provision for the year	Written back for the year	Written off for the year	Other (decrease)/ increase	Balance at 31 December 2014
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Allowance for doubtful accounts
Included: Accounts receivable	7	574	44	(15)	(57)	(16)	530
Other receivables	8	1,576	61	(64)	(104)	4	1,473
Prepayments	9	46	3	—	—	—	49
		2,196	108	(79)	(161)	(12)	2,052
Inventories	10	1,751	3,327	(136)	(1,327)	(12)	3,603
Long-term equity investments	11	15	2	—	(3)	7	21
Fixed assets	12	33,595	3,428	—	(649)	(64)	36,310
Construction in progress	13	222	10	—	(10)	(1)	221
Intangible assets	14	578	179	—	(3)	78	832
Goodwill	15	7,657	—	—	—	—	7,657
Others		73	—	—	—	(30)	43
Total		46,087	7,054	(215)	(2,153)	(34)	50,739

The reasons for recognising impairment losses are set out in the respective notes of respective assets.

20	SHORT-TERM LOANS

The Group’s short-term loans represent:

	At 31 December 2014			At 31 December 2013
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Short-term bank loans			63,915			54,640
– Renminbi loans			22,805			19,983
– US Dollar loans	6,649	6.1190	40,685	5,684	6.0969	34,657
– Euro loans	57	7.4556	425	—	8.4189	—
Short-term loans from Sinopec Group Company and fellow subsidiaries			102,773			53,481
– Renminbi loans			9,628			7,251
– US Dollar loans	15,219	6.1190	93,126	7,582	6.0969	46,225
– HK Dollar loans	6	0.7889	5	6	0.7862	5
– Euro loans	2	7.4556	14	—	8.4189	—
Total			166,688			108,121

At 31 December 2014, the Group’s interest rates on short-term loans were from 0.00% to 6.89% (2013: from 0.06% to 6.60%). The majority of the above loans are by credit.

At 31 December 2014 and 2013, the Group had no significant overdue short-term loan.

21	BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. Bills payable were due within one year.

At 31 December 2014 and 2013, the Group had no overdue unpaid bills.

22	ACCOUNTS PAYABLE

At 31 December 2014 and 2013, the Group had no individually significant accounts payable aged over one year.

23	ADVANCES FROM CUSTOMERS

At 31 December 2014 and 2013, the Group had no individually significant advances from customers aged over one year.

24	EMPLOYEE BENEFITS PAYABLE

At 31 December 2014 and 2013, the Group’s employee benefits payable primarily represented wages payable and social insurance payables.

25	TAXES PAYABLE

The Group

	At 31 December	At 31 December
	2014	2013
	RMB million	RMB million
Value-added tax	2,019	3,828
Consumption tax	16,392	15,425
Income tax	1,091	3,096
Special oil income levy	3,417	6,728
Mineral resources compensation fee (Note)	515	974
Other taxes	5,243	5,837
Total	28,677	35,888

Note:	The mineral resources compensation fee of crude oil and natural gas was decreased from 1% to zero from 1 December 2014.

26	OTHER PAYABLES

At 31 December 2014 and 2013, the Group’s other payables primarily represented payables for constructions.

At 31 December 2014 and 2013, the Group had no individually significant other payables aged over three years.

27	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s non-current liabilities due within one year represent:

	At 31 December 2014			At 31 December 2013
	Original currency	Exchange	RMB	Original currency	Exchange	RMB
	million	rates	million	million	rates	million
Long-term bank loans
– Renminbi loans			163			371
– Japanese Yen loans	1,051	0.0514	54	1,039	0.0578	60
– US Dollar loans	8	6.1190	51	109	6.0969	662
			268			1,093
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans			80			555
– US Dollar loans	18	6.1190	112	5	6.0969	28
			192			583

Long-term loans due within one year			460			1,676
Debentures payable due within one year			11,000			44,073
Others			430			—
Non-current liabilities due within one year			11,890			45,749
At 31 December 2014 and 2013, the Group had no significant overdue long-term loans.

28	LONG-TERM LOANS

The Group’s long-term loans represent:

		At 31 December 2014			At 31 December 2013
	Interest rate and final maturity	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Long-term bank loans
– Renminbi loans	Interest rates ranging from interest free to 7.40% per annum at 31 December 2014 with maturities through 2025			23,001			7,712
– Japanese Yen loans	Interest rate at 2.60% per annum at 31 December 2014 with maturities in 2023	8,662	0.0514	445	9,711	0.0578	561
– US Dollar loans	Interest rates ranging from interest free to 4.29% per annum at 31 December 2014 with maturities through 2031	180	6.1190	1,103	150	6.0969	916
Less: Current portion				(268)			(1,093)
Long-term bank loans				24,281			8,096
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	Interest rates ranging from interest free to 6.46% per annum at 31 December 2014 with maturities through 2020			43,225			38,911
– US Dollar loans	Interest rates ranging from 0.74% to 1.85% per annum at 31 December 2014 with maturities in 2015	18	6.1190	112	5	6.0969	28
Less: Current portion				(192)			(583)
Long-term loans from Sinopec Group Company and fellow subsidiaries				43,145			38,356

Total				67,426			46,452

28	LONG-TERM LOANS (Continued)

The maturity analysis of the Group’s long-term loans is as follows:

	At 31 December	At 31 December
	2014	2013
	RMB million	RMB million
Between one and two years	8,949	514
Between two and five years	12,969	9,742
After five years	45,508	36,196
Total	67,426	46,452

Long-term loans are primarily unsecured, and carried at amortised costs.

29	DEBENTURES PAYABLE

The Group

	At 31 December	At 31 December
	2014	2013
	RMB million	RMB million
Short-term corporate bonds (i)	—	10,000
Debentures payable:
– Corporate Bonds (ii)	77,785	81,177
– 2007 Convertible Bonds (iii)	—	10,948
– Bonds with Warrants (iv)	—	29,625
– 2011 Convertible Bonds (v)	16,721	21,461
Less: Current portion	(11,000)	(44,073)
Total	83,506	99,138

Note:

(i)
The Company issued 180-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 19 May 2014 at par value of RMB 100. The effective yield of the 180-day corporate bonds is 4.40% per annum.The short-term bonds were due on 16 November 2014 and have been fully paid by the Group at maturity.

The Company issued 270-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 15 August 2013 at par value of RMB 100. The effective yield of the 270-day corporate bonds is 4.49% per annum. The short-term bonds were due on 13 May 2014 and have been fully paid by the Group at maturity.

(ii)	These corporate bonds are guaranteed by Sinopec Group Company and carried at amortised cost.

(iii)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HKD 11.7 billion (the “2007 Convertible Bonds”). The 2007 Convertible Bonds are convertible into shares of the Company from 4 June 2007 onwards at a price of HKD 10.76 per share, subject to adjustment for subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (“the Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2007 Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (“the Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (“the Cash Settlement Option”).

The Company redeemed some of the 2007 Convertible Bonds in 2011 at an early redemption amount of the principal amount of HKD 39 million.

The 2007 Convertible Bonds were due on 24 April 2014 and have been fully paid by the Group at maturity.

The changes in the fair value of the derivative component from 31 December 2013 to 24 April 2014 resulted in realised loss of RMB 1 million (2013: an unrealised gain of RMB 114 million), which has been recorded under “gain from changes in fair value” in the consolidated income statement for the year ended 31 December 2014.

The initial carrying amount of the liability component of the 2007 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2007 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component.

(iv)
On 26 February 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants are guaranteed by Sinopec Group Company.

The initial recognition of the liability component of the Bond with Warrants is measured at the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the market interest rate of 5.40% to the liability component. On 4 March 2010, warrants of the bonds have already expired.

The Bonds with Warrants were due on 20 February 2014 and have been fully paid by the Group at maturity.

29	DEBENTURES PAYABLE (Continued)

Note: (Continued)

(v)
On 26 February 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants are guaranteed by Sinopec Group Company.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price, the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

During the term of the 2011 Convertible Bonds, if the closing price of the A Shares of the Company is not lower than 130% of the conversion price in at least fifteen trading days out of any thirty consecutive trading days, the Company has the right to redeem all or part of the 2011 Convertible Bonds based on the nominal value plus the accrued interest (“the terms of conditional redemption”).

As at 31 December 2014, the carrying amounts of the liability component and the derivative component were RMB 13,433 million (2013: RMB 20,913 million) and RMB 3,288 million (2013: RMB 548 million), respectively.

During the year ended 31 December 2014, the conversion price of the 2011 Convertible Bonds was adjusted to RMB 4.89 per share as a result of cash dividends, bonus issues and transfer of capital reserve to share capital.

During the year ended 31 December 2014, RMB 8,442 million of the 2011 Convertible Bonds were converted into 1,715,081,853 A shares of the Company.

At 31 December 2014 and 2013, the fair value of the derivative component of the 2011 Convertible Bonds was calculated using the Binomial Model. The following are the major inputs used in the Binomial Model:

	At 31 December 2014	At 31 December 2013
Stock price of A shares	RMB 6.49	RMB 4.48
Conversion price	RMB 4.89	RMB 5.13
Credit spread	133 basis points	95 basis points
RMB onshore swap rate	3.40%	5.23%

Any change in the major inputs into the Binomial Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 31 December 2013 to 31 December 2014 resulted in an realised loss of RMB 1,613 million and unrealised loss of RMB 2,997 million (2013: unrealised gain of RMB 1,914 million), which has been recorded in the “gain from changes in fair value” section of the consolidated income statement for the year ended 31 December 2014.

The initial carrying amount of the liability component of the 2011 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2011 Convertible Bonds relating to the liability component and the fair value of the derivative component on 1 March 2011. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.10% to the adjusted liability component.

As at 26 January 2015, the terms of conditional redemption of 2011 Convertible Bonds of the Company have been triggered for the first time. On the 22nd meeting of the fifth session of the board of the Company (the “Board”), the Board has reviewed and approved the proposal for the redemption of 2011 Convertible Bonds, and decided to exercise the right of redemption and to redeem all of the outstanding 2011 Convertible Bonds registered on 11 February 2015.

From 1 January 2015 to 11 February 2015, the 2011 Convertible Bonds with a total value of RMB 13,647 million were converted into 2,790,814,006 A shares of the Company. As of 11 February 2015, the total share capital of the Company has been increased to 121,071,209,646 shares. The unconverted convertible bonds amounted to RMB 52.78 million (527,760 convertible bonds).

As at 17 February 2015, the company has redeemed and fully paid the unconverted portion at RMB 101.261 per convertible bonds (including the accrued interest and interest tax accrued thereon).

30	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follows:

The Group
RMB million
Balance at 1 January 2014	26,004
Provision for the year	3,309
Accretion expenses	1,008
Utilised for the year	(714)
Exchange adjustments	6
Balance at 31 December 2014	29,613

31	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities primarily represent long-term payables, special payables and deferred income.

32	SHARE CAPITAL

The Group

	At 31 December	At 31 December
	2014	2013
	RMB million	RMB million
Registered, issued and fully paid:
92,766,957,040 domestic listed A shares (2013: 91,051,875,187) of RMB 1.00 each	92,767	91,052
25,513,438,600 overseas listed H shares (2013: 25,513,438,600) of RMB 1.00 each	25,513	25,513
Total	118,280	116,565

The Company was established on 25 February 2000 with a registered capital of 68.8 billion state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares) at prices of HKD 1.59 and USD 20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2013, the Company issued 114,076 (2012:117,724,450) listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings (Note 48), and 1 share transferred from capital reserves for every 10 existing shares.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management
Management optimises the structure of the Group’s capital, which comprises of equity and debts. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to owners of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 31 December 2014, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 20.2% (2013: 20.3%) and 55.4% (2013: 54.9%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 28 and 53, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements

33	CAPITAL RESERVE

The movements in capital reserve of the Group are as follows:

RMB million
Balance at 1 January 2014	36,947
Exercise of conversion of the 2011 Convertible Bonds	8,477
Transactions with minority interests of subsidiaries	3,216
Others	63
Balance at 31 December 2014	48,703

Capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date, and the amount transferred from the proportionate liability component and the derivative component of the converted portion of the 2011 Convertible Bonds; (c) difference between consideration paid for the combination of entities under common control over the carrying amount of the net assets acquired.

34	OTHER COMPREHENSIVE INCOME

The Group

(a)	Each item of other comprehensive income and the influence of the income tax and the process of change to or loss

	2014
	Before-tax amount RMB million	Tax effect RMB million	Net-of-tax amount RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	265	(47)	218
Less: Adjustments of amounts transferred to initial carrying amount of hedged items	(1,013)	181	(832)
Total amounts transferred to profit or loss from other comprehensive income during the year	(4,710)	839	(3,871)
Subtotal	(5,458)	973	(4,485)
Changes in fair value of available-for-sale financial assets recongnised during the year	659	(146)	513
Less: Total amounts transferred to profit or loss from other comprehensive income during the year (i)	(2,317)	579	(1,738)
Subtotal	(1,658)	433	(1,225)
Share of other comprehensive loss in associates and jointly controlled entities	(3,042)	—	(3,042)
Subtotal	(3,042)	—	(3,042)
Translation difference in foreign currency statements	(514)	—	(514)
Subtotal	(514)	—	(514)
Other comprehensive income	(10,672)	1,406	(9,266)

Note:

(i)
The Group sold its shares of China Gas Holdings Limited in August 2014, which was accounted for as available-for-sale financial assets prior to the transaction and the accumulated unrealised gain in other comprehensive income of RMB 2,317 million was reclassified to the investment income at the completion of this transaction.

	2013
	Before-tax amount RMB million	Tax effect RMB million	Net-of-tax amount RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments
recognised during the year	1,271	(210)	1,061
Less: Adjustments of amounts transferred to initial carrying amount of hedged items	(9)	1	(8)
Total amounts transferred to profit or loss from other comprehensive income during the year	(538)	89	(449)
Subtotal	724	(120)	604
Changes in fair value of available-for-sale financial assets recongnised during the year	1,747	(433)	1,314
Subtotal	1,747	(433)	1,314
Share of other comprehensive loss in associates	(297)	—	(297)
Subtotal	(297)	—	(297)
Translation difference in foreign currency statements	(689)	—	(689)
Subtotal	(689)	—	(689)
Other comprehensive income	1,485	(553)	932

34	OTHER COMPREHENSIVE INCOME (Continued)

The Group (Continued)

(b)	Reconciliation of other comprehensive income

	Equity Attributable to shareholders of the company					Minority interests	Total other comprehensive income
	The share of other comprehensive income which being reclassified to profit and loss in the future under equity method	Changes in fair value of available- for-sale financial assets	Cash flow hedges	Translation difference in foreign currency statements	Subtotal
	RMB Million	RMB Million	RMB Million	RMB Million	RMB Million	RMB Million	RMB Million
31 December 2012	1,014	8	(176)	(1,619)	(773)	(183)	(956)
Changes in 2013	(298)	1,314	604	(440)	1,180	(248)	932
31 December 2013	716	1,322	428	(2,059)	407	(431)	(24)
Changes in 2014	(1,684)	(1,225)	(4,485)	(274)	(7,668)	(1,598)	(9,266)
31 December 2014	(968)	97	(4,057)	(2,333)	(7,261)	(2,029)	(9,290)

35	SPECIFIC RESERVE

According to relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. The movements of specific reserve are as follows:

The Group
RMB million
Balance at 1 January 2014	1,556
Provision for the year	4,665
Utilisation for the year	(5,730)
Balance at 31 December 2014	491

36	SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group
	Statutory surplus reserve	Discretionary surplus reserves	Total
	RMB million	RMB million	RMB million
Balance at 1 January 2014	73,337	117,000	190,337
Appropriation	3,215	—	3,215
Balance at 31 December 2014	76,552	117,000	193,552

The Articles of Association of the Company and the PRC Company Law have set out the following profit appropriation plans:

(a)      10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed;

(b)      After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

37	OPERATING INCOME AND OPERATING COSTS

	The Group		The Company
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Income from principal operations	2,781,641	2,833,247	1,186,548	1,579,744
Income from other operations	44,273	47,064	35,775	47,869
Total	2,825,914	2,880,311	1,222,323	1,627,613
Operating cost	2,429,017	2,457,041	972,685	1,305,891

The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products. Operating costs primarily represents the products cost related to the principal operations. The Group’s segmental information is set out in Note 55.

38	SALES TAXES AND SURCHARGES

The Group

	2014	2013
	RMB million	RMB million
Consumption tax	136,718	133,312
Special oil income levy	22,187	25,541
City construction tax	13,753	13,283
Education surcharge	10,210	10,065
Resources tax	7,245	7,329
Other taxes	1,089	1,142
Total	191,202	190,672

The applicable tax rate of the sales taxes and surcharges are set out in Note 4.

39	FINANCIAL EXPENSES

The Group

	2014	2013
	RMB million	RMB million
Interest expenses incurred	11,929	11,435
Less: Capitalised interest expenses	1,719	1,710
Net interest expenses	10,210	9,725
Accretion expenses (Note 30)	1,008	877
Interest income	(1,779)	(1,568)
Net foreign exchange loss/(gain)	179	(2,760)
Total	9,618	6,274

The interest rates per annum at which borrowing costs were capitalised during the year ended 31 December 2014 by the Group ranged from 0.7% to 7.1% (2013: 0.9% to 6.4%).

40	CLASSIFICATION OF EXPENSES BY NATURE

The operation costs, selling and distribution expenses, general and administrative expenses and exploration expenses (including dry holes) in consolidated income statement classified by nature are as follows:

	2014	2013
	RMB million	RMB million
Purchased crude oil, products and operating supplies and expenses	2,334,399	2,371,858
Personnel expenses	57,233	55,353
Depreciation, depletion and amortization	90,097	81,265
Exploration expenses (including dry holes)	10,969	12,573
Other expenses	64,062	66,496
Total	2,556,760	2,587,545

41	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written-off of unsuccessful dry hole costs.

42	IMPAIRMENT LOSSES

The Group

	2014	2013
	RMB million	RMB million
Receivables	29	(69)
Inventories (Note 10)	3,191	1,452
Fixed assets (Note 12)	3,428	2,644
Intangible assets (Note 14)	179	—
Others	12	17
Total	6,839	4,044

43	GAIN FROM CHANGES IN FAIR VALUE

The Group

	2014	2013
	RMB million	RMB million
Changes in fair value of financial assets and financial liabilities at fair value through profit or loss	7	30
Fair value (loss)/gain on the embedded derivative component of the convertible bonds (Note 29(iii) and (v))	(4,611)	2,028
Unrealised gains/(losses) from ineffective portion cash flow hedges	369	(5)
Others	84	114
Total	(4,151)	2,167

44	INVESTMENT INCOME

	The Group		The Company
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Income from investment of subsidiaries accounted for under cost method	—	—	5,839	12,916
Income from investment accounted for under equity method	3,630	2,359	1,999	1,867
Investment (loss)/income from disposal of long-term equity investments	(22)	21	2,794	18
Investment income from holding/disposal of available-for-sale financial assets	2,391	96	2,322	80
Investment income from disposal of financial assets and liabilities at fair value through profit or loss	—	26	—	—
Gains/(losses) from ineffective portion of cash flow hedge	1,891	(29)	—	—
Others	247	37	463	335
Total	8,137	2,510	13,417	15,216

45	NON-OPERATING INCOME

The Group

	2014	2013
	RMB million	RMB million
Gain on disposal of non-current assets	281	276
Government grants	3,165	2,368
Others	1,264	837
Total	4,710	3,481

46	NON-OPERATING EXPENSES

The Group

	2014	2013
	RMB million	RMB million
Loss on disposal of non-current assets	1,903	1,102
Fines, penalties and compensation	110	47
Donations	125	245
Others	1,572	1,558
Total	3,710	2,952

47	INCOME TAX EXPENSE

The Group

	2014	2013
	RMB million	RMB million
Provision for income tax for the year	18,341	22,741
Deferred taxation	(1,792)	2,562
Under-provision for income tax in respect of preceding year	1,022	302
Total	17,571	25,605

Reconciliation between actual income tax expense and accounting profit at applicable tax rates is as follows:

	2014	2013
	RMB million	RMB million
Profit before taxation	66,481	96,982
Expected income tax expense at a tax rate of 25%	16,620	24,246
Tax effect of non-deductible expenses	444	805
Tax effect of non-taxable income	(1,097)	(1,297)
Tax effect of preferential tax rate (i)	(1,722)	(1,962)
Effect of difference between income taxes at foreign operations tax rate and the PRC statutory tax rate (ii)	622	2,171
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(27)	(246)
Tax effect of tax losses not recognised	1,595	660
Write-down of deferred tax assets	114	926
Adjustment for under provision for income tax in respect of preceding years	1,022	302
Actual income tax expense	17,571	25,605

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

(ii)
It is mainly due to the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

48	DIVIDENDS

(a)	Dividends of ordinary shares declared after the balance sheet date
Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 20 March 2015, the directors authorised to declare the final dividends during the year ended 31 December 2014 of RMB 0.11 per share totaling RMB 13,318 million.

(b)	Dividends of ordinary shares declared during the year
Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 22 August 2014, the directors authorised to declare the interim dividends for the year ended 31 December 2014 of RMB 0.09 per share totaling RMB 10,512 million.

Pursuant to the shareholders’ approval at the Annual General Meeting on 9 May 2014, a final dividend of RMB 0.15 per share totaling RMB 17,519 million of the year ended 31 December 2013 was declared.

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 23 August 2013, the directors authorised to declare the interim dividends for the year ended 31 December 2013 of RMB 0.09 per share totaling RMB 10,491 million.

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2013, a final dividend of RMB 0.20 per share totaling RMB 17,933 million and with bonus issues of 2 shares converted from the retained earnings for every 10 existing shares in respect of the year ended 31 December 2012 was declared (Note 32).

49	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

The Group

(a)	Reconciliation of net profit to cash flows from operating activities:

		2014	2013
		RMB million	RMB million
Net profit		48,910	71,377
Add:	Impairment losses on assets	6,839	4,044
	Depreciation of fixed assets	82,156	74,853
	Amortisation of intangible assets and long-term deferred expenses	7,941	6,412
	Dry hole costs written off	5,587	5,599
	Net loss on disposal of non-current assets	1,622	826
	Fair value loss/(gain)	4,151	(2,167)
	Financial expenses	8,596	8,100
	Investment income	(6,246)	(2,513)
	(Increase)/decrease in deferred tax assets	(1,510)	1,864
	(Decrease)/increase in deferred tax liabilities	(282)	698
	Decrease/(increase) in inventories	28,540	(5,096)
	Safety fund reserve	(1,093)	(2,049)
	Increase in operating receivables	(28,654)	(7,515)
	Decrease in operating payables	(8,210)	(2,540)
Net cash flow from operating activities		148,347	151,893

(b)	Net change in cash:

	2014	2013
	RMB million	RMB million
Cash balance at the end of the year	9,355	15,046
Less: Cash at the beginning of the year	15,046	10,456
Net (decrease)/increase of cash	(5,691)	4,590

(c)	The analysis of cash held by the Group is as follows:

	2014	2013
	RMB million	RMB million
Cash at bank and on hand
– Cash on hand	30	36
– Demand deposits	9,325	15,010
Cash at the end of the year	9,355	15,046

50	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Organisation code	:	10169286-X
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Fu Chengyu
Registered capital	:	RMB 274,867million

Sinopec Group Company is an enterprise controlled by the PRC government. Sinopec Group Company directly and indirectly holds 72.94% shareholding of the Company.

(2)	Related parties having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance (Note)
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited
Sinopec International Petroleum Exploration and Production Limited

Associates of the Group:
Sinopec Finance
China Aviation Oil
Zhongtian Synergetic Energy
Shanghai Chemical
Shanghai Petroleum

Jointly controlled entities of the Group:
YASREF
BASF-YPC
CIR
Taihu
Mansarovar

Note: Sinopec Finance is under common control of a parent company with the Company and is also the associate of the Group.

50	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)	Related parties having the ability to exercise control over the Group

		The Group
	Note	2014	2013
		RMB million	RMB million
Sales of goods	(i)	305,044	318,092
Purchases	(ii)	134,424	141,316
Transportation and storage	(iii)	1,606	1,639
Exploration and development services	(iv)	49,399	52,814
Production related services	(v)	10,306	13,235
Ancillary and social services	(vi)	6,753	6,755
Operating lease charges for land	(vii)	10,531	10,373
Operating lease charges for buildings	(vii)	497	491
Other operating lease charges	(vii)	274	252
Agency commission income	(viii)	132	185
Interest received	(ix)	135	89
Interest paid	(x)	1,421	1,802
Net deposits withdrawn from/(placed with) related parties	(ix)	2,319	(2,528)
Net loans obtained from related parties	(xi)	53,690	11,903

The amounts set out in the table above in respect of the year ended 31 December 2014 and 2013 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the year ended 31 December 2014 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 138.170 billion (2013: RMB 163.398 billion) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 118.968 billion (2013: RMB144.095 billion), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 6.753 billion (2013: RMB 6.755 billion), operating lease charges for land and buildings paid by the Group of RMB 10.531 billion and 497 million (2013: RMB 10.373 billion and RMB 491 million), respectively and interest expenses of RMB1.421 billion (2013: RMB 1.684 billion); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 98.620 billion (2013: RMB 93.825 billion), comprising RMB 98.479 billion (2013: RMB 93.684 billion) for sales of goods, RMB 135 million (2013: RMB 84 million) for interest income and RMB 6 million (2013: RMB 57 million) for agency commission income.

As at 31 December 2014 and 2013, there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, except for the disclosure set out in Note 54(b). Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 54(b).

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of material and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represents the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

(x)	Interest expense represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)
The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries. The calculated periodic balance of average loan for the year ended 31 December 2014, which is based on monthly average balances, was RMB126,017 million (2013: RMB 96,341 million).

50	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows: (Continued)

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2014. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

•	the government-prescribed price;

•	where there is no government-prescribed price, the government-guidance price;

•	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

•	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

Pursuant to the resolutions passed at the Directors’ meeting held on 31 October 2014, the Group acquired the equity interests of YASREF from Sinopec Group Company. The acquisition has been completed in 2014 (Note 11).

Pursuant to the Share Repurchase Agreement and Disposal Agreement by the Company and Sinopec Yizheng Chemical Fibre Company Limited (Yizheng Chemical Fibre Co., Ltd.) on 12 September 2014, Yizheng Chemical Fibre Co., Ltd. repurchased and cancelled the 40.25% of its equity interests held by the Company in exchange for the transfer of its outgoing business to the Company and issued shares to Sinopec Group Company for the acquisition of 100% equity interest of Sinopec Oilfield Service Corporation (a wholly-owned subsidiary of the Sinopec Group Company). These transactions were completed in December 2014 (Note 52).

Pursuant to the resolutions passed at the Directors’ meeting held on 22 March 2013, the Group acquired the equity interests of CIR, Taihu and Mansarovar from Sinopec Group Company. The acquisition was completed in 2013 (Note 11).

50	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(4)	Balances with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities
The balances with the Group’s related parties at 31 December 2014 and 2013 are as follows:

	The ultimate holding company		Other related companies
	At 31 December 2014	At 31 December 2013	At 31 December 2014	At 31 December 2013
	RMB million	RMB million	RMB million	RMB million
Cash and cash equivalents	—	—	4,221	6,540
Accounts receivable	2	21	25,476	18,381
Prepayments and other receivables	40	57	3,524	2,219
Other non-current assets	—	—	14,935	11,378
Accounts payable	5	—	16,842	10,642
Advances from customers	20	79	2,687	2,987
Other payables	15	47	21,989	19,256
Other non-current liabilities	—	—	6,470	4,102
Short-term loans	—	—	102,773	53,481
Long-term loans (including current portion) (Note)	—	—	43,337	38,939

Note:
The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company (a state-owned enterprise) through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 20 and Note 28.

As at and for the year ended 31 December 2014 and 2013, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(5)	Key management personnel emoluments
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	2014	2013
	RMB thousands	RMB thousands
Short-term employee benefits	8,009	8,152
Retirement scheme contributions	501	480
Total	8,510	8,632

51	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(a)	Oil and gas properties and reserves
The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. The Group has used the successful efforts method to account for oil and gas business activities. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense. These costs primarily include dry hole costs, seismic costs and other exploratory costs.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the unit-of-production method.

(b)	Impairment for assets
If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “ASBE 8 – Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to sales volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price and amount of operating costs.

(c)	Depreciation
Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting year. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future years is adjusted if there are significant changes from previous estimates.

(d)	Allowances for doubtful accounts
Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

(e)	Allowance for diminution in value of inventories
If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories would be higher than estimated.

52	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries have been consolidated into the Group’s financial statements for the year ended 31 December 2014. The following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

	Full name of enterprise	Principal activities	Registered capital/paid-up capital	Actual investment at 31 December 2014	Percentage of equity interest/ voting right held by the Group	Minority Interests at 31 December 2014
			million	million	%	RMB million
(a)	Subsidiaries acquired through group restructuring:
	China Petrochemical International Company Limited	Trading of petrochemical products	RMB 1,400	RMB 1,856	100.00	23
	Marketing Company (Note 11(i))	Marketing and distribution of refined petroleum products	RMB 20,000	RMB 39,141	100.00	6,126
	Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 13,203	RMB 15,651	100.00	120
	Fujian Petrochemical Company Limited (“Fujian Petrochemical”) (i)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	RMB 5,745	RMB 2,873	50.00	1,633
	Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	RMB 7,200	RMB 4,000	50.56	8,359
	Sinopec Kantons Holdings Limited (“Sinopec Kantons”)	Trading of crude oil and petroleum products	HKD 248	HKD 3,952	60.34	3,269
	Sinopec Yizheng Chemical Fibre Limited Liability Company (ii)	Production and sale of polyester chips and polyester fibres	RMB 4,000	RMB 6,491	100.00	—
	China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	RMB 3,000	RMB 4,585	100.00	3,291
	Sinopec (Hong Kong) Limited	Trading of petrochemical products	HKD 13,277	HKD 13,311	100.00	—
(b)	Subsidiaries established by the Group:
	Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	Marketing and distribution of refined petroleum products	RMB 830	RMB 498	60.00	438
	BP Sinopec (Zhejiang) Petroleum Company Limited	Marketing and distribution of refined petroleum products	RMB 800	RMB 480	60.00	441
	Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 5,000	RMB 4,250	85.00	469
	Sinopec Senmei (Fujian) Petroleum Limited	Marketing and distribution of refined petroleum products	RMB 1,840	RMB 1,012	55.00	1,432
	Sinopec Chemical Sales Company Limited	Marketing and distribution of petrochemical products	RMB 1,000	RMB 1,165	100.00	36
	Sinopec International Petroleum Exploration and Production Limited (“SIPL”)	Investment in exploration, production and sale of petroleum and natural gas	RMB 8,000	RMB 8,000	100.00	19,020
	Sinopec Fuel Oil Sales Company Limited	Marketing and distribution of refined petroleum products	RMB 2,200	RMB 2,771	100.00	56
	Sinopec Great Wall Energy & Chemical Company Limited (“GWEC”) (iii)	Coal chemical industry investment management, production and sale of coal chemical products	RMB 18,863	RMB 18,873	100.00	383
	Sinopec Beihai Refining and Chemical Limited Liability Company	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products	RMB5,294	RMB5,240	98.98	54
	Sinopec-SK(Wuhan) Petrochemical Company Limited (“Zhonghan Wuhan”)	Production, sale, research and development of ethyleneand downstream byproducts	RMB6,270	RMB4,076	65.00	1,952
(c)	Subsidiaries acquired through business combination under common control:
	Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 3,986	RMB 2,990	75.00	1,480
	Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 1,595	RMB 6,840	100.00	—
(d)	Subsidiaries acquired through business combination not under common control:
	Sinopec Great Wall Energy & Chemical (Ningxia) Company Limited (“Ningxia Nenghua”) (iii)	Production and sale of electricity, cement and coal	RMB 5,130	RMB5,830	95.00	383
	Sinopec Zhanjiang Dongxing Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 4,397	RMB 4,397	75.00	391

*	The minority interests of subsidiaries which the Group holds 100% of equity interests at the end of the year are the minority interests of their subsidiaries.

Except for Sinopec Kantons and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated in the PRC.

52	PRINCIPAL SUBSIDIARIES (Continued)

Note:

(i)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(ii)
Pursuant to the Share Repurchase Agreement and Disposal Agreement entered into between the Company and Yizheng Chemical Fibre Co., Ltd. on 12 September 2014, Yizheng Chemical Fibre Co., Ltd. repurchased and cancelled the 40.25% of its equity interests held by the Company in exchange for the transfer of its outgoing business to the Company, pursuant to which this business was injected into Sinopec Yizheng Chemical Fibre Limited Liability Company.

Pursuant to the Acquisition Agreement between Sinopec Group Company and Yizheng Chemical Fibre Co., Ltd. on the same date, Yizheng Chemical Fibre Co., Ltd. issued shares to Sinopec Group Company for the acquisition of a 100% equity interest of Sinopec Oilfield Service Corporation (a wholly-owned subsidiary of Sinopec Group Company). The above transactions were inter-conditional and were completed in December 2014.

The Group accounted for the transaction pursuant to the Share Repurchase Agreement as a transaction with minority interests since the control of business had not been lost, which resulted in an increase in capital reserve of the Group’s consolidated financial statement amounting to RMB 3,227 million and decrease of minority interests amounting to RMB 2,867 million.

(iii)
During the year ended 31 December 2014, the Company increased its investment in GWEC by RMB 5,712 million. Further, on 1 August 2014, GWEC acquired an additional 45% of the equity interest in shares in Ningxia Nenghua (GWEC previously held a 50% equity interest) and obtained control of Ningxia Nenghua (a coal chemical producer) which the Group accounted for as a subsidiary of GWEC thereafter. The cash consideration was RMB 2,593 million. The fair value of the 50% equity interest held before the business combination is RMB 2,881 million. The fair value of the assets and liabilities of Ningxia Nenghua primarily include construction in progress (RMB 14,094million), fixed assets (RMB 3,293 million) and borrowings (RMB11,862 million) and no goodwill has arisen from the business combination.

Summarised financial information on subsidiaries with material minority interests
Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary that has minority interests that are material to the Group.

	Fujian Petrochemical		Shanghai Petrochemical		Sinopec Kantons (iv)	SIPL		Marketing Company		Zhonghan Wuhan
	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December
	2014	2013	2014	2013	2013	2014	2013	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	436	281	9,510	14,486	1,887	15,416	13,983	131,012	114,159	1,724	—
Current liabilities	(224)	(197)	(12,485)	(18,017)	(972)	(2,387)	(2,414)	(280,010)	(274,111)	(13,023)	—
Net current assets/(liabilities)	212	84	(2,975)	(3,531)	915	13,029	11,569	(148,998)	(159,952)	(11,299)	—
Non-current assets	4,050	4,596	21,636	22,430	6,911	47,623	46,143	229,281	217,274	16,874	4,033
Non-current liabilities	(996)	(796)	(1,819)	(808)	(77)	(35,877)	(32,831)	(1,456)	(1,476)	—	—
Net non-current assets	3,054	3,800	19,817	21,622	6,834	11,746	13,312	227,825	215,798	16,874	4,033
Turnover	7,322	5,379	102,183	115,540	18,500	9,038	13,652	1,472,232	1,498,628	18,365	—
(Loss)/profit for the year	(745)	(716)	(700)	2,014	389	3,046	4,250	22,914	25,945	137	(43)
Total comprehensive (loss)/income	(750)	(714)	(700)	2,014	389	(106)	3,814	22,934	25,744	137	(43)
Comprehensive (loss)/profit attributable to minority interests	(375)	(358)	(338)	901	155	18	1,774	930	889	48	(15)
Dividends paid to minority interests	—	—	271	196	69	—	—	—	—	—	—
Net cash generated from operating activities	197	523	4,040	5,481	324	5,383	7,006	44,337	48,471	1,467	—

Note:

(iv)	This listed company will announce its financial information for the year ended 31 December 2014 later than the Company, therefore its 2014 financial information is not currently disclosed.

53	COMMITMENTS

Operating lease commitments
The Group lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contains escalation provisions that may require higher future rental payments.

At 31 December 2014 and 2013, the future minimum lease payments of the Group under operating leases are as follows:

	At 31 December	At 31 December
	2014	2013
	RMB million	RMB million
Within one year	13,909	13,507
Between one and two years	13,480	13,064
Between two and three years	13,113	12,850
Between three and four years	12,984	12,742
Between four and five years	13,063	12,656
After five years	297,425	307,268
Total	363,974	372,087

Capital commitments
At 31 December 2014 and 2013, the capital commitments of the Group are as follows:

	At 31 December	At 31 December
	2014	2013
	RMB million	RMB million
Authorised and contracted for (i)	138,795	181,428
Authorised but not contracted for	102,386	111,169
Total	241,181	292,597

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 4,030 million (2013: RMB 4,993 million).

Commitments to joint ventures
Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures at market prices.

Exploration and production licenses
Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually and recognised in profit and loss. Payments incurred were approximately RMB 408 million for the year ended 31 December 2014 (2013: RMB 404 million).

Estimated future annual payments of the Group are as follows:

	At 31 December	At 31 December
	2014	2013
	RMB million	RMB million
Within one year	312	318
Between one and two years	160	140
Between two and three years	32	38
Between three and four years	22	24
Between four and five years	19	19
After five years	811	835
Total	1,356	1,374

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

54	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

(b)	At 31 December 2014 and 2013, guarantees by the Group in respect of facilities granted to the parties below are as follows:

	At 31 December	At 31 December
	2014	2013
	RMB million	RMB million
Jointly controlled entities	168	438
Others	5,552	5,425
Total	5,720	5,863

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 31 December 2014 and 2013, it was not probable that the Group will be required to make payments under the guarantees. Thus no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Environmental contingencies
Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB5,352 million for the year ended 31 December 2014 (2013: RMB 5,154 million).

Legal contingencies
The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

55	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production — which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining — which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution — which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals — which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v)	Corporate and others — which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

55	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities
The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments, deferred tax assets and other unallocated assets. Segment liabilities exclude short-term loans, short-term debentures payable, non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities, other non-current liabilities and other unallocated liabilities.

Reportable information on the Group’s operating segments is as follows:

	2014	2013
	RMB million	RMB million
Income from principal operations
Exploration and production
External sales	69,550	60,848
Inter-segment sales	141,544	158,618
	211,094	219,466
Refining
External sales	175,534	194,469
Inter-segment sales	1,092,244	1,111,004
	1,267,778	1,305,473
Marketing and distribution
External sales	1,458,390	1,486,037
Inter-segment sales	5,446	6,330
	1,463,836	1,492,367
Chemicals
External sales	356,993	374,097
Inter-segment sales	62,208	55,999
	419,201	430,096
Corporate and others
External sales	721,174	717,796
Inter-segment sales	587,663	640,224
	1,308,837	1,358,020
Elimination of inter-segment sales	(1,889,105)	(1,972,175)

Consolidated income from principal operations	2,781,641	2,833,247
Income from other operations
Exploration and production	16,503	22,641
Refining	5,317	5,796
Marketing and distribution	12,770	10,047
Chemicals	8,284	7,491
Corporate and others	1,399	1,089
Consolidated income from other operations	44,273	47,064

Consolidated operating income	2,825,914	2,880,311

55	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2014	2013
	RMB million	RMB million
Operating profit/(loss)
By segment
Exploration and production	46,309	54,476
Refining	(1,982)	9,745
Marketing and distribution	29,753	35,633
Chemicals	(2,164)	631
Corporate and others	(2,982)	(3,686)
Elimination	2,179	1,251
Total segment operating profit	71,113	98,050
Investment income/(loss)
Exploration and production	1,118	366
Refining	(854)	(475)
Marketing and distribution	1,292	863
Chemicals	811	418
Corporate and others	5,770	1,338
Total segment investment income	8,137	2,510
Financial expenses	(9,618)	(6,274)
(Loss)/gain from changes in fair value	(4,151)	2,167

Operating profit	65,481	96,453
Add: Non-operating income	4,710	3,481
Less: Non-operating expenses	3,710	2,952
Profit before taxation	66,481	96,982

	At 31 December 2014	At 31 December 2013
	RMB million	RMB million
Assets
Segment assets
Exploration and production	453,060	406,237
Refining	297,884	329,236
Marketing and distribution	276,298	273,872
Chemicals	162,685	156,373
Corporate and others	147,015	107,197
Total segment assets	1,336,942	1,272,915
Cash at bank and on hand	10,100	15,101
Long-term equity investments	80,593	75,318
Deferred tax assets	6,979	4,141
Other unallocated assets	16,754	15,441
Total assets	1,451,368	1,382,916
Liabilities
Segment liabilities
Exploration and production	100,548	104,233
Refining	67,328	69,029
Marketing and distribution	118,161	101,564
Chemicals	27,439	23,670
Corporate and others	138,928	129,816
Total segment liabilities	452,404	428,312
Short-term loans	166,688	108,121
Short-term debentures payable	—	10,000
Non-current liabilities due within one year	11,890	45,749
Long-term loans	67,426	46,452
Debentures payable	83,506	99,138
Deferred tax liabilities	7,820	7,977
Other non-current liabilities	11,549	8,187
Other unallocated liabilities	2,990	5,720
Total liabilities	804,273	759,656

55	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2014	2013
	RMB million	RMB million
Capital expenditure
Exploration and production	80,196	105,311
Refining	27,957	26,064
Marketing and distribution	26,989	29,486
Chemicals	15,850	19,189
Corporate and others	3,648	5,076
	154,640	185,126
Depreciation, depletion and amortisation
Exploration and production	48,902	44,126
Refining	15,015	13,859
Marketing and distribution	12,491	11,127
Chemicals	12,130	10,757
Corporate and others	1,559	1,396
	90,097	81,265
Impairment losses on long-lived assets
Exploration and production	2,436	2,523
Refining	29	88
Marketing and distribution	40	35
Chemicals	1,106	—
Corporate and others	8	15
	3,619	2,661

(2)	Geographical information
The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	2014	2013
	RMB million	RMB million
External sales
Mainland China	2,062,775	2,107,202
Others	763,139	773,109
	2,825,914	2,880,311

	At 31 December	At 31 December
	2014	2013
	RMB million	RMB million
Non-current assets
Mainland China	1,003,521	941,046
Others	64,589	51,181
	1,068,110	992,227

56	FINANCIAL INSTRUMENTS

Overview
Financial assets of the Group include cash at bank, equity investments, accounts receivable, bills receivable, available-for-sale financial assets, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term loans, accounts payable, bills payable, debentures payable, employee benefits payable, derivative financial instruments and other payables.

The Group has exposure to the following risks from its uses of financial instruments:

•	credit risk;

•	liquidity risk;

•	market risk; and

•	equity price risk.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash at bank, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk
Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 31 December 2014, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 302,570 million (2013: RMB 289,106 million) on an unsecured basis, at a weighted average interest rate of 3.51% (2013: 3.12%). At 31 December 2014, the Group’s outstanding borrowings under these facilities were RMB 78,983 million (2013: RMB 44,966 million) and were included in loans.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	At 31 December 2014
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	166,688	167,488	167,488	—	—	—
Non-current liabilities due within one year	11,890	11,949	11,949	—	—	—
Long-term loans	67,426	77,483	1,725	10,240	15,226	50,292
Debentures payable	83,506	96,474	2,865	7,472	54,629	31,508
Bills payable	4,577	4,577	4,577	—	—	—
Accounts payable	198,366	198,366	198,366	—	—	—
Other payables and employee benefits payable	104,141	104,141	104,141	—	—	—
Total	636,594	660,478	491,111	17,712	69,855	81,800

56	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

	At 31 December 2013
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	108,121	109,067	109,067	—	—	—
Non-current liabilities due within one year	45,749	46,754	46,754	—	—	—
Short-term debentures payable	10,000	10,164	10,164	—	—	—
Long-term loans	46,452	53,048	723	1,068	14,892	36,365
Debentures payable	99,138	120,153	3,360	14,215	70,047	32,531
Bills payable	4,526	4,526	4,526	—	—	—
Accounts payable	202,724	202,724	202,724	—	—	—
Other payables and employee benefits payable	83,735	83,735	83,735	—	—	—
Total	600,445	630,171	461,053	15,283	84,939	68,896

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short-term debts and obligations when they become due.

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk
Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and convertible bonds denominated in US Dollars, Japanese Yen and Hong Kong Dollars, and the Group enters into foreign exchange contracts to manage currency risk exposure.

Included in short-term and long-term debts and convertible bonds denominated are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

The Group

	At 31 December	At 31 December
	2014	2013
	million	million
Gross exposure arising from loans and borrowings
US Dollars	USD 8,382	USD 4,118
Euro	EUR 57	—
Japanese Yen	JPY 8,662	JPY 9,711
Hong Kong Dollars	HKD 6	HKD 13,931

A 5 percent strengthening of Renminbi against the following currencies at 31 December 2014 and 2013 would have increased net profit for the year of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2013.

The Group

	At 31 December	At 31 December
	2014	2013
	million	million
US Dollars	1,923	941
Euro	16	—
Japanese Yen	17	21
Hong Kong Dollars	—	411

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

56	FINANCIAL INSTRUMENTS (Continued)

Market risk (Continued)

(b)	Interest rate risk
The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 20 and Note 28, respectively.

At 31 December 2014 it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the year by approximately RMB 1,199 million (2013: RMB 411 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2013.

(c)	Commodity price risk
The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk.

At 31 December 2014, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. At 31 December 2014, the net fair value of such derivative hedging financial instruments is derivative financial assets of RMB 12,622 million (2013: RMB 4,577 million) recognised in other receivables and derivative financial liabilities of RMB 18,990 million (2013: RMB 2,476 million) recognised in other payables.

At 31 December 2014, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase the Group’s profit for the year by approximately RMB 1,167 million (2013: increase/decrease RMB 18 million), and increase/decrease the Group’s capital reserve by approximately RMB 2,206 million (2013: increase/decrease RMB 2,806 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2013.

Equity price risk
The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. As at 31 December 2014, the Group’s exposure to equity price risk is the derivatives embedded in the 2011 Convertible Bonds and the 2011 Convertible Bonds issued by the Company as disclosed in Note 29 (v).

As at 31 December 2014, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the year by approximately RMB 2,730 million (2013: RMB 1,333 million); a decrease of 20% in the Company’s own share price would increase the Group’s profit for the year by approximately RMB 2,702 million (2013: RMB 737 million). The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis is performed on the same basis for 2013.

Fair values

(i)	Financial instruments carried at fair value
The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

•
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 31 December 2014

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	183	—	—	183
Derivative financial instruments:
– Derivative financial assets	2,885	9,737	—	12,622
	3,068	9,737	—	12,805
Liabilities
Derivative financial instruments:
– Embedded derivative component of the Convertible bonds	—	3,288	—	3,288
– Other derivative financial liabilities	1,920	17,070	—	18,990
	1,920	20,358	—	22,278

56	FINANCIAL INSTRUMENTS (Continued)

Fair values (Continued)

(i)	Financial instruments carried at fair value (Continued)

At 31 December 2013

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	1,964	—	—	1,964
Derivative financial instruments:
– Derivative financial assets	348	4,316	—	4,664
	2,312	4,316	—	6,628
Liabilities
Derivative financial instruments:
– Embedded derivative component of the Convertible bonds	—	548	—	548
– Other derivative financial liabilities	339	2,285	—	2,624
	339	2,833	—	3,172

During the years ended 31 December 2014 and 2013, there were no transfers between instruments in Level 1 and Level 2.

(ii)	Fair values of financial instruments carried at other than fair value
The fair values of the Group’s financial instruments carried at other than fair value (other than long-term debts and unquoted security investments) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term debts are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 0.33% to 6.15% (2013: 0.37% to 7.03%). The following table presents the carrying amount and fair value of the Group’s long-term debts other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2014 and 2013:

	At 31 December	At 31 December
	2014	2013
	RMB million	RMB million
Carrying amount	115,767	151,852
Fair value	112,362	149,694

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Other unquoted equity investments are individually and in the aggregate not material to the Group’s financial position or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 31 December 2014 and 2013.

57	EXTRAORDINARY GAINS AND LOSSES

Pursuant to “Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public – Extraordinary Gainand Loss” (2008), the extraordinary gains and losses of the Group are as follows:

	2014	2013
	RMB millions	RMB millions
Extraordinary (gains)/losses for the year:
Net loss on disposal of non-current assets	1,622	826
Donations	125	245
Government grants	(3,165)	(2,368)
Gain on holding and disposal of various investments	(4,680)	(210)
Other non-operating income, net	419	771
	(5,679)	(736)
Tax effect	1,420	184
Total	(4,259)	(552)
Attributable to:
Equity shareholders of the Company	(4,192)	(521)
Minority interests	(67)	(31)

58	BASIC AND DILUTED EARNINGS PER SHARE

(i)	Basic earnings per share
Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	2014	2013
Net profit attributable of equity shareholders of the Company (RMB million)	47,430	67,179
Weighted average number of outstanding ordinary shares of the Company (million)	116,822	116,103
Basic earnings per share (RMB/share)	0.406	0.579

The calculation of the weighted average number of ordinary shares is as follows:

	2014	2013
Weighted average number of outstanding ordinary shares of the Company before retrospective adjustment (million)	116,565	86,820
Weighted average number of outstanding ordinary shares of the Company after retrospective adjustment (million)	116,565	112,866
Effect of the bonus shares issuance and capital reserve converted into share capital on the H shares issuance (million)	—	3,237
Conversion of the 2011 Convertible Bonds (million)	257	—
Weighted average number of outstanding ordinary shares of the Company at 31 December (million)	116,822	116,103

(ii)	Diluted earnings per share
Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	2014	2013
Net profit attributable to equity shareholders of the Company (diluted) (RMB million)	47,564	66,134
Weighted average number of outstanding ordinary shares of the Company (diluted) (million)	117,242	121,859
Diluted earnings per share (RMB/share)	0.406	0.543

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	2014	2013
The weighted average number of the ordinary shares issued at 31 December (million)	116,822	116,103
Effect of the convertible bonds (million)	420	5,756
Weighted average number of the ordinary shares issued at 31 December (diluted) (million)	117,242	121,859

59	RETURN ON NET ASSETS AND EARNINGS PER SHARE

In accordance with “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9 – Calculation and Disclosure of the Return on Net Assets and Earnings Per Share” (2010 revised) issued by the CSRC and relevant accounting standards, the Group’s return on net assets and earnings per share are calculated as follows:

	2014			2013
	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share
	(%)	(RMB/Share)	(RMB/Share)	(%)	(RMB/Share)	(RMB/Share)
Net profit attributable to the Company’s ordinary equity shareholders	8.14	0.406	0.406	12.24	0.579	0.543
Net profit deducted extraordinary gains and losses attributable to the Company’s ordinary equity shareholders	7.42	0.370	0.370	12.15	0.574	0.538

60	COMPARATIVE FIGURES

Certain comparative figures have been reclassified, as necessary, in order to conform to the current year’s presentation (Note 3(27)).

REPORT OF THE INTERNATIONAL AUDITOR

To the Shareholders of China Petroleum & Chemical Corporation
(incorporated in People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Petroleum & Chemical Corporation (“the Company”) and its subsidiaries (together, the “Group”) set out on pages 139 to 195, which comprise the consolidated and company balance sheet as at 31 December 2014, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2014, and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 20 March 2015

PricewaterhouseCoopers, 22F, Prince’s Building, Central, Hong Kong
T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

(B)	FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2014
(Amounts in million, except per share data)

	Note	Year ended 31 December
		2014	2013
		RMB	RMB
Turnover and other operating revenues
Turnover	3	2,781,641	2,833,247
Other operating revenues	4	44,273	47,064
		2,825,914	2,880,311
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(2,334,399)	(2,371,858)
Selling, general and administrative expenses	5	(68,374)	(69,928)
Depreciation, depletion and amortisation		(90,097)	(81,265)
Exploration expenses, including dry holes		(10,969)	(12,573)
Personnel expenses	6	(57,233)	(55,353)
Taxes other than income tax	7	(191,202)	(190,672)
Other operating expense, net	8	(153)	(1,877)
Total operating expenses		(2,752,427)	(2,783,526)

Operating profit		73,487	96,785
Finance costs
Interest expense	9	(11,218)	(10,602)
Interest income		1,779	1,568
(Loss)/gain on embedded derivative component of the convertible bonds	30(iii) and (v)	(4,611)	2,028
Foreign currency exchange (loss)/gains, net		(179)	2,760
Net finance costs		(14,229)	(4,246)
Investment income	15(i)	2,616	154
Share of profits less losses from associates and joint ventures	21 and 22	3,630	2,359

Profit before taxation		65,504	95,052
Tax expense	10	(17,571)	(24,763)
Profit for the year		47,933	70,289
Attributable to:
Owners of the Company		46,466	66,132
Non-controlling interests		1,467	4,157
Profit for the year		47,933	70,289
Earnings per share:	16
Basic		0.398	0.570
Diluted		0.397	0.534

The notes on pages 147 to 195 form part of these financial statements. Details of dividends payable to owners of the Company attributable to the profit for the year are set out in Note 14.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2014
(Amounts in million)

	Note	Year ended 31 December
		2014	2013
		RMB	RMB
Profit for the year		47,933	70,289
Other comprehensive income:	15
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges		(4,485)	604
Available-for-sale securities		(1,225)	1,314
Share of other comprehensive loss of associates and joint ventures		(3,042)	(297)
Foreign currency translation differences		(514)	(689)
Total items that may be reclassified subsequently to profit or loss		(9,266)	932
Total other comprehensive income		(9,266)	932

Total comprehensive income for the year		38,667	71,221
Attributable to:
Owners of the Company		38,798	67,312
Non-controlling interests		(131)	3,909
Total comprehensive income for the year		38,667	71,221

The notes on pages 147 to 195 form part of these financial statements.

CONSOLIDATED BALANCE SHEET
As at 31 December 2014
(Amounts in million)

	Note	31 December	31 December
		2014	2013
		RMB	RMB
Non-current assets
Property, plant and equipment, net	17	703,485	669,595
Construction in progress	18	177,667	160,630
Goodwill	19	6,281	6,255
Interest in associates	21	32,119	28,444
Interest in joint ventures	22	48,474	46,874
Available-for-sale financial assets	23	868	3,730
Deferred tax assets	29	6,979	4,141
Lease prepayments	24	49,136	43,270
Long-term prepayments and other assets	25	66,215	46,967
Total non-current assets		1,091,224	1,009,906
Current assets
Cash and cash equivalents		9,355	15,046
Time deposits with financial institutions		745	55
Trade accounts receivable	26	90,831	68,466
Bills receivable	26	13,963	28,771
Inventories	27	188,223	221,906
Prepaid expenses and other current assets	28	57,027	38,766
Total current assets		360,144	373,010
Current liabilities
Short-term debts	30	75,183	109,806
Loans from Sinopec Group Company and fellow subsidiaries	30	102,965	54,064
Trade accounts payable	31	198,366	202,724
Bills payable	31	4,577	4,526
Accrued expenses and other payables	32	222,075	197,606
Income tax payable		1,091	3,096
Total current liabilities		604,257	571,822

Net current liabilities		(244,113)	(198,812)

Total assets less current liabilities		847,111	811,094
Non-current liabilities
Long-term debts	30	107,787	107,234
Loans from Sinopec Group Company and fellow subsidiaries	30	43,145	38,356
Deferred tax liabilities	29	7,820	7,977
Provisions	33	29,715	26,080
Other long-term liabilities		13,067	9,821
Total non-current liabilities		201,534	189,468

		645,577	621,626
Equity
Share capital	34	118,280	116,565
Reserves		474,761	452,238
Total equity attributable to owners of the Company		593,041	568,803
Non-controlling interests		52,536	52,823
Total equity		645,577	621,626

Approved and authorised for issue by the board of directors on 20 March 2015.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The notes on pages 147 to 195 form part of these financial statements.

BALANCE SHEET
As at 31 December 2014
(Amounts in million)

	Note	31 December	31 December
		2014	2013
		RMB	RMB
Non-current assets
Property, plant and equipment, net	17	452,361	533,297
Construction in progress	18	100,543	123,059
Investment in subsidiaries	20	164,399	135,081
Interest in associates		5,453	9,776
Interest in joint ventures		13,346	12,072
Available-for-sale financial assets	23	91	2,844
Lease prepayments	24	6,930	34,309
Long-term prepayments and other assets	25	7,218	28,092
Total non-current assets		750,341	878,530
Current assets
Cash and cash equivalents		1,804	6,731
Time deposits with financial institutions		1	1
Trade accounts receivable	26	25,031	32,620
Bills receivable	26	176	2,064
Inventories	27	74,654	138,882
Prepaid expenses and other current assets	28	222,382	77,777
Total current assets		324,048	258,075
Current liabilities
Short-term debts	30	62,079	77,523
Loans from Sinopec Group Company and fellow subsidiaries	30	6,750	71
Trade accounts payable	31	102,399	152,007
Bills payable	31	2,933	2,443
Accrued expenses and other payables	32	221,715	234,507
Income tax payable		552	1,628
Total current liabilities		396,428	468,179

Net current liabilities		(72,380)	(210,104)

Total assets less current liabilities		677,961	668,426
Non-current liabilities
Long-term debts	30	75,493	85,079
Loans from Sinopec Group Company and fellow subsidiaries	30	41,930	37,574
Deferred tax liabilities	29	600	1,105
Provisions	33	25,830	22,729
Other long-term liabilities		3,104	3,257
Total non-current liabilities		146,957	149,744

		531,004	518,682
Equity
Share capital	34	118,280	116,565
Reserves	35	412,724	402,117
Total equity		531,004	518,682

Approved and authorised for issue by the board of directors on 20 March 2015.

Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The notes on pages 147 to 195 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2014
(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2013	86,820	(33,307)	25,752	67,603	117,000	3,305	243,741	510,914	37,122	548,036
Profit for the year	—	—	—	—	—	—	66,132	66,132	4,157	70,289
Other comprehensive income (Note 15)	—	—	—	—	—	1,180	—	1,180	(248)	932
Total comprehensive income for the year	—	—	—	—	—	1,180	66,132	67,312	3,909	71,221
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Conversion of the 2011 Convertible Bonds (Note 30)	—	—	1	—	—	—	—	1	—	1
Final dividend for 2012 (Note 14)	—	—	—	—	—	—	(17,933)	(17,933)	—	(17,933)
Interim dividend for 2013 (Note 14)	—	—	—	—	—	—	(10,491)	(10,491)	—	(10,491)
Appropriation (Note (a))	—	—	—	5,734	—	—	(5,734)	—	—	—
Rights issue of H shares, net of issuance costs (Note 34)	2,845	—	16,561	—	—	—	—	19,406	—	19,406
Contributions to subsidiaries from non-controlling interests	—	600	—	—	—	—	—	600	12,096	12,696
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(1,261)	(1,261)
Total contributions by and distributions to owners	2,845	600	16,562	5,734	—	—	(34,158)	(8,417)	10,835	2,418
Bonus issues (Note 34)	17,933	—	—	—	—	—	(17,933)	—	—	—
Capitalisation (Note 34)	8,967	—	(8,967)	—	—	—	—	—	—	—
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Non-tradable shares reform	—	(986)	—	—	—	—	—	(986)	986	—
Acquisitions of non-controlling interests of subsidiaries	—	(20)	—	—	—	—	—	(20)	(29)	(49)
Total changes in ownership interests in subsidiaries that do not result in a loss of control	—	(1,006)	—	—	—	—	—	(1,006)	957	(49)

Total transactions with owners	29,745	(406)	7,595	5,734	—	—	(52,091)	(9,423)	11,792	2,369
Others (Note (f))	—	—	—	—	—	(1,994)	1,994	—	—	—

Balance at 31 December 2013	116,565	(33,713)	33,347	73,337	117,000	2,491	259,776	568,803	52,823	621,626

The notes on pages 147 to 195 form part of these financial statements.

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2014	116,565	(33,713)	33,347	73,337	117,000	2,491	259,776	568,803	52,823	621,626
Profit for the year	—	—	—	—	—	—	46,466	46,466	1,467	47,933
Other comprehensive income (Note 15)	—	—	—	—	—	(7,668)	—	(7,668)	(1,598)	(9,266)
Total comprehensive income for the year	—	—	—	—	—	(7,668)	46,466	38,798	(131)	38,667
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Conversion of the 2011 Convertible Bonds (Note 30)	1,715	—	8,477	—	—	—	—	10,192	—	10,192
Final dividend for 2013 (Note 14)	—	—	—	—	—	—	(17,519)	(17,519)	—	(17,519)
Interim dividend for 2014 (Note 14)	—	—	—	—	—	—	(10,512)	(10,512)	—	(10,512)
Appropriation (Note (a))	—	—	—	3,215	—	—	(3,215)	—	—	—
Contributions to subsidiaries from non-controlling interests	—	—	—	—	—	—	—	—	4,155	4,155
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(1,545)	(1,545)
Total contributions by and distributions to owners	1,715	—	8,477	3,215	—	—	(31,246)	(17,839)	2,610	(15,229)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Transaction with non-controlling interests (Note 40 (iii))	—	3,216	—	—	—	—	—	3,216	(2,877)	339
Total changes in ownership interests in subsidiaries that do not result in a loss of control	—	3,216	—	—	—	—	—	3,216	(2,877)	339

Total transactions with owners	1,715	3,216	8,477	3,215	—	—	(31,246)	(14,623)	(267)	(14,890)
Others (Note (f))	—	—	—	—	—	(1,002)	1,065	63	111	174

Balance at 31 December 2014	118,280	(30,497)	41,824	76,552	117,000	(6,179)	276,061	593,041	52,536	645,577

Note:

(a)
According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit determined in accordance with the accounting policies complying with Accounting Standards for Business Enterprises (“ASBE”), adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is required. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuing of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the year ended 31 December 2014, the Company transferred RMB 3,215 million (2013: RMB 5,734 million), being 10% of the current year’s net profit determined in accordance with the accounting policies complying with ASBE to this reserve.

(b)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to owners of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. At 31 December 2014, the amount of retained earnings available for distribution was RMB 166,481 million (2013: RMB 164,698 million), being the amount determined in accordance with the accounting policies complying with IFRS. Final dividend for the year ended 31 December 2014 of RMB 13,318 million (2013: RMB 17,519 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; and (ii) the difference between the considerations paid over the amount of the net assets of entities and related operations acquired from Sinopec Group Company and non-controlling interests.

(e)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

(f)
According to relevant PRC regulations, the Group is required to transfer an amount to other reserves for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. During the year ended 31 December 2014, the Group transferred RMB 1,065 million from other reserves to retained earnings for the net use of safety production fund (2013: RMB 1,994 million).

The notes on pages 147 to 195 form part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2014
(Amounts in million)

	Note	Year ended 31 December
		2014	2013
		RMB	RMB
Net cash generated from operating activities	(a)	148,347	151,893
Investing activities
Capital expenditure		(113,047)	(144,972)
Exploratory wells expenditure		(11,334)	(9,974)
Purchase of investments, acquisition of subsidiaries, investments in associates and investments in joint ventures	21 and 22 40(iv)	(16,387)	(33,487)
Proceeds from disposal of investments and investments in associates		3,874	4,198
Proceeds from disposal of property, plant, equipment and other non-current assets		1,020	1,550
(Increase)/decrease in time deposits with maturities over three months		(690)	353
Interest received		1,619	1,456
Investment and dividend income received		2,312	2,136
Net cash used in investing activities		(132,633)	(178,740)
Financing activities
Proceeds from bank and other loans		1,128,447	1,142,890
Repayments of bank and other loans		(1,114,481)	(1,105,457)
Proceeds from issuing shares		—	19,406
Contributions to subsidiaries from non-controlling interests		4,128	12,696
Dividends paid by the Company		(28,031)	(28,298)
Distributions by subsidiaries to non-controlling interests		(1,674)	(1,346)
Interest paid		(9,789)	(8,323)
Transaction with non-controlling interests		(21)	(49)
Net cash generated from financing activities		(21,421)	31,519

Net (decrease)/increase in cash and cash equivalents		(5,707)	4,672
Cash and cash equivalents at 1 January		15,046	10,456
Effect of foreign currency exchange rate changes		16	(82)
Cash and cash equivalents at 31 December		9,355	15,046

The notes on pages 147 to 195 form part of these financial statements.

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2014
(Amounts in million)

(a)	Reconciliation of Profit before Taxation to Net Cash Generated from Operating Activities

	Year ended 31 December
	2014	2013
	RMB	RMB
Operating activities
Profit before taxation	65,504	95,052
Adjustments for:
Depreciation, depletion and amortisation	90,097	81,265
Dry hole costs written off	5,587	5,599
Share of profits from associates and joint ventures	(3,630)	(2,359)
Investment income	(2,616)	(154)
Interest income	(1,779)	(1,568)
Interest expense	11,218	10,602
Gain on foreign currency exchange rate changes and derivative financial instruments	(662)	(934)
Loss on disposal of property, plant, equipment and other non-currents assets, net	1,622	826
Impairment losses on assets	6,839	4,044
Loss/(gain) on embedded derivative component of the convertible bonds	4,611	(2,028)
	176,791	190,345
Accounts receivable and other current assets	(28,654)	(7,515)
Inventories	28,540	(5,096)
Accounts payable and other current liabilities	(6,777)	151
	169,900	177,885
Income tax paid	(21,553)	(25,992)
Net cash generated from operating activities	148,347	151,893

The notes on pages 147 to 195 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2014

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities
China Petroleum & Chemical Corporation (the “Company”) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group”), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC”). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation
The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (“Sinopec Group Company”), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

Basis of preparation
The accompanying financial statements have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board. IFRS includes International Accounting Standards (“IAS”) and related interpretations (“IFRIC”). These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The consolidated financial statements are prepared in accordance with the applicable requirements of the predecessor Companies Ordinance (Cap. 32) for this financial year and the comparative period. A summary of the significant accounting policies adopted by the Group are set out in Note 2.

(a)	New and amended standards and interpretations adopted by the Group
The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRS have been published and are mandatory for the year beginning on or after 1 January 2014 or later periods and have been adopted by the Group in current accounting period:

Amendment to IAS 32, ‘Financial instruments: Presentation’, regarding the asset and liability offsetting. The main changes are to the application guidance in IAS 32, ‘Financial instruments: Presentation’, and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet.

Amendment to IAS 36, ‘Impairment of assets’ regarding recoverable amount disclosures. The main change addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

Amendment to IAS 39, ‘Financial instruments: Recognition and measurement ‘. This amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument to a central counterparty meets specified criteria.

Adoption of IFRIC 21, ‘Levies’. IFRIC 21 addresses the accounting for a liability to pay a levy if that liability is within the scope of IAS 37 ‘Provisions, contingent liabilities and contingent assets’. The interpretation addresses what the obligating event is that gives rise to pay a levy, and when should a liability be recognised. The accounting treatment of levy of the Group conforms to the requirement of IFRIC 21. The adoption of the interpretation has had no significant effect on the financial statements for earlier periods and on the financial statements for the year ended 31 December 2014.

There have been no significant changes to the accounting policies applied in these financial statements for the periods presented as a result of these developments.

(b)	New and amended standards and interpretations not yet adopted by the Group
The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRS have been published and are mandatory for accounting periods beginning on or after 1 January 2015 or later periods and have not been early adopted by the Group. Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the whole of IAS 39. IFRS 9 introduces a new model for the recognition of impairment losses – the expected credit losses (ECL) model, which constitutes a change from the incurred loss model in IAS 39. IFRS 9 applies to all hedging relationships, with the exception of portfolio fair value hedges of interest rate risk. The new guidance better aligns hedge accounting with the risk management activities of an entity and provides relief from the more “rule-based” approach of IAS 39.

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION (Continued)

(b)	New and amended standards and interpretations not yet adopted by the Group (Continued)
Amendments to IFRS 10 and IAS 28 on sale or contribution of assets between an investor and its associate or joint venture. The amendments address an inconsistency between IFRS 10 and IAS 28 in the sale and contribution of assets between an investor and its associate or joint venture. A full gain or loss is recognised when a transaction involves a business. A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if those assets are in a subsidiary.

Amendment to IFRS 11 on accounting for acquisitions of interests in joint operations. The amendment requires an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a ‘business’ (as defined in IFRS 3, Business combinations). Specifically, an investor will need to: (1) measure identifiable assets and liabilities at fair value; (2) expense acquisition-related costs; (3) recognise deferred tax; and (4) recognise the residual as goodwill. All other principles of business combination accounting apply unless they conflict with IFRS 11. The amendment is applicable to both the acquisition of the initial interest and a further interest in a joint operation. The previously held interest is not remeasured when the acquisition of an additional interest in the same joint operation with joint control maintained.

IFRS 15, ‘Revenue from contracts with customers’. IFRS 15 establishes a comprehensive framework for determining when to recognise revenue and how much revenue to recognise through a 5-step approach. IFRS 15 provides specific guidance on capitalisation of contract cost and licence arrangements. It also includes a cohesive set of disclosure requirements about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The core principle is that a company should recognise revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. IFRS 15 replaces the previous revenue standards: IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ and the related Interpretations on revenue recognition: IFRIC 13 ‘Customer Loyalty Programmes’, IFRIC 15 ‘Agreements for the Construction of Real Estate’, IFRIC 18 ‘Transfers of Assets from Customers’ and SIC-31 ‘Revenue—Barter Transactions Involving Advertising Services’.

(c)	New Hong Kong Companies Ordinance
In addition, the requirements of Part 9 “Accounts and Audit” of the new Hong Kong Companies Ordinance (Cap. 622) come into operation as from the Company’s first financial year commencing on or after 3 March 2014 in accordance with section 358 of that Ordinance. The Group is in the process of making an assessment of expected impact of the changes in the Companies Ordinance on the consolidated financial statements in the period of initial application of Part 9 of the new Hong Kong Companies Ordinance (Cap. 622). So far it has concluded that the impact is unlikely to be significant and only the presentation and the disclosure of information in the consolidated financial statements will be affected.

The accompanying financial statements are prepared on the historical cost basis except for the remeasurement of available-for-sale securities (Note 2(k)), securities held for trading (Note 2(k)), derivative financial instruments (Note 2(l) and (m)) and derivative component of the convertible bonds (Note 2(q)) to their fair values.

The preparation of the financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the financial statements and the major sources of estimation uncertainty are disclosed in Note 42.

2	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation
The consolidated financial statements comprise the Company and its subsidiaries, and interest in associates and joint ventures.

(i)	Subsidiaries and non-controlling interests
Subsidiaries are those entities controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the owners of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the owners of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(a) (ii)).

In the Company’s balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(n)).

The particulars of the Group’s principal subsidiaries are set out in Note 40.

(ii)	Associates and joint ventures
An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for in the consolidated financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(j) and (n)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate (see Note 2(a) (ii)).

In the Company’s balance sheet, investments in associates and joint ventures are stated at cost less impairment losses (Note 2(n)).

(iii)	Transactions eliminated on consolidation
Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Translation of foreign currencies
The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (‘‘PBOC’’) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the “finance costs” section of the consolidated income statement.

The results of foreign operations are translated into Renminbi at the applicable rates quoted by the PBOC prevailing on the transaction dates. Balance sheet items, including goodwill arising on consolidation of foreign operations are translated into Renminbi at the closing foreign exchange rates at the balance sheet date. The resulting exchange differences are recognised in other comprehensive income and accumulated in equity in the other reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated income statement when the profit or loss on disposal is recognised.

(c)	Cash and cash equivalents
Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

(d)	Trade, bills and other receivables
Trade, bills and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method, less impairment losses for bad and doubtful debts (Note 2(n)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

(e)	Inventories
Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence.

(f)	Property, plant and equipment
An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, when it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the consolidated income statement on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	12 to 50 years
Equipment, machinery and others	4 to 30 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

(g)	Oil and gas properties
The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells, the related supporting equipment and proved mineral interests in properties are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. The exploratory well costs are usually not carried as an asset for more than one year following completion of drilling, unless (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made; (ii) drilling of the additional exploratory wells is under way or firmly planned for the near future; or (iii) other activities are being undertaken to sufficiently progress the assessing of the reserves and the economic and operating viability of the project. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Oil and gas properties (Continued)
Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices and the future cash flows are adjusted to reflect such risks specific to the liability, as appropriate. These estimated future dismantlement costs are discounted at pre-tax risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

(h)	Lease prepayments
Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amount charged to expense and impairment losses (Note 2(n)). The cost of lease prepayments is charged to expense on a straight-line basis over the respective periods of the rights.

(i)	Construction in progress
Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Goodwill
Goodwill represents amounts arising on acquisition of subsidiaries, associates or joint ventures. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Prior to 1 January 2008, the acquisition of the non-controlling interests of a consolidated subsidiary was accounted using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognised as goodwill. From 1 January 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognised in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(n)). In respect of associates or joint ventures, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or joint venture and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(n)).

(k)	Available-for-sale financial assets
Investment in available-for-sale securities are carried at fair value with any change in fair value recognised in other comprehensive income and accumulated separately in equity in other reserves. When these investments are derecognised or impaired, the cumulative gain or loss is reclassified from equity to the consolidated income statement. Investments in equity securities, other than investments in associates and joint ventures, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(n)).

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in the consolidated income statement as incurred. At each balance sheet date, the fair value is remeasured, with any resultant gain or loss being recognised in the consolidated income statement.

(l)	Derivative financial instruments
Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in the consolidated income statement, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resulting gain or loss depends on the nature of the item being hedged (Note 2(m)).

(m)	Hedging

(i)	Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gains or losses on re-measurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in other reserves. The ineffective portion of any gain or loss is recognised immediately in the consolidated income statement.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Hedging (Continued)

(i)	Cash flow hedges (Continued)
If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is reclassified from equity to be included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the asset acquired or liability assumed affects the consolidated income statement (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the hedged forecast transaction affects the consolidated income statement.

When a hedging instrument expires or is sold, terminated, exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity until the transaction occurs and it is recognised in accordance with the above policy. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss is reclassified from equity to the consolidated income statement immediately.

(ii)	Hedge of net investments in foreign operations
The portion of the gain or loss on re-measurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised in other comprehensive income and accumulated separately in equity in the other reserve until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated income statement. The ineffective portion is recognised immediately in the consolidated income statement. In this year no hedge of net investment in foreign operations was hold by the Group.

(n)	Impairment of assets

(i)
Trade accounts receivable, other receivables and investment in equity securities that do not have a quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through the consolidated income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

For investments in associates and joint ventures accounted under the equity method (Note 2(a) (ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with the accounting policy set out in Note 2(n) (ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with the accounting policy set out in Note 2(n) (ii).

(ii)	Impairment of other long-lived assets is accounted as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayments and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognised as an expense in the consolidated income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognised for a long-lived asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Trade, bills and other payables
Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(p)	Interest-bearing borrowings
Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated income statement over the period of borrowings using the effective interest method.

(q)	Convertible bonds

(i)	Convertible bonds that contain an equity component
Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments that contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to share premium.

(ii)	Other convertible bonds
Convertible bonds issued with a cash settlement option and other embedded derivative features are accounted for as compound financial instruments that contain a liability component and a derivative component.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the consolidated income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the consolidated income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the consolidated income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the consolidated income statement.

(r)	Provisions and contingent liability
A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, when it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s)	Revenue recognition
Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the consolidated income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognised as income in the period in which it becomes receivable.

(t)	Borrowing costs
Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

(u)	Repairs and maintenance expenditure
Repairs and maintenance expenditure is expensed as incurred.

(v)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(w)	Research and development expense
Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 5,623 million for the year ended 31 December 2014 (2013: RMB 6,335 million).

(x)	Operating leases
Operating lease payments are charged to the consolidated income statement on a straight-line basis over the period of the respective leases.

(y)	Employee benefits
The contributions payable under the Group’s retirement plans are recognised as an expense in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 38.

Termination benefits, such as employee reduction expenses, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(z)	Income tax
Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(aa)	Dividends
Dividends are recognised as a liability in the period in which they are declared.

(bb)	Segment reporting
Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3	TURNOVER

Turnover primarily represents revenue from the sales of crude oil, natural gas, petroleum and chemical products.

4	OTHER OPERATING REVENUES

	The Group
	2014	2013
	RMB million	RMB million
Sale of materials, service and others	43,611	46,452
Rental income	662	612
	44,273	47,064

5	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	The Group
	2014	2013
	RMB million	RMB million
Operating lease charges	14,052	14,171
Auditors’ remuneration	87	67
Impairment losses:
– trade accounts receivable	44	36
– other receivables	61	25

6	PERSONNEL EXPENSES

	The Group
	2014	2013
	RMB million	RMB million
Salaries, wages and other benefits	49,599	48,094
Contributions to retirement schemes (Note 38)	7,634	7,259
	57,233	55,353

7	TAXES OTHER THAN INCOME TAX

	The Group
	2014	2013
	RMB million	RMB million
Consumption tax (i)	136,718	133,312
Special oil income levy (ii)	22,187	25,541
City construction tax (iii)	13,753	13,283
Education surcharge	10,210	10,065
Resources tax (iv)	7,245	7,329
Other	1,089	1,142
	191,202	190,672

Note:

(i)	Consumption tax was levied based on sales quantities of taxable products , tax rate of products is presented as below:

Products	Effective from 1 January 2009 RMB/Ton	Effective from 29 November 2014 RMB/Ton	Effective from 13 December 2014 RMB/Ton
Gasoline	1,388.00	1,554.56	1,943.20
Diesel	940.80	1,105.44	1,293.60
Naphtha	1,385.00	1,551.20	1,939.00
Solvent oil	1,282.00	1,435.84	1,794.80
Lubricant oil	1,126.00	1,261.12	1,576.40
Fuel oil	812.00	954.10	1,116.50
Jet fuel oil	996.80	1,171.24	1,370.60

(ii)
In accordance with PRC new rules and regulations, the threshold above which special oil income levy will be imposed (with the five-level progressive tax rates varying from 20% to 40% remaining) will be raised from USD 55 per barrel to USD 65 per barrel from 1 January 2015.

(iii)	City construction tax is levied on an entity based on its total paid amount of value-added tax, consumption tax and business tax.

(iv)	The resources tax rate was raised from 5% to 6% from 1 December 2014.

8	OTHER OPERATING EXPENSE, NET

	The Group
	2014	2013
	RMB million	RMB million
Government grant (i)	3,281	2,487
Loss on disposal of property, plant, equipment and other non-currents assets, net	(1,622)	(826)
Ineffective portion of change in fair value of cash flow hedges	2,260	(34)
Net realised and unrealised gain on derivative financial instruments not qualified as hedging	7	56
Donations	(125)	(245)
Fines, penalties and compensations	(110)	(47)
Impairment losses on long-lived assets (ii)	(3,619)	(2,661)
Others	(225)	(607)
	(153)	(1,877)

Note:

(i)
Government grants for the years ended 31 December 2014 and 2013 primarily represent financial appropriation income and non-income tax refunds received from respective government agencies without conditions or other contingencies attached to the receipts of these grants.

(ii)
Impairment losses on long-lived assets for the year ended 31 December 2014 primarily represent impairment losses recognised in the exploration and production (“E&P”) segment of RMB 2,436 million (2013: RMB 2,523 million) on property, plant and equipment and for the chemicals segment of RMB 1,106 million (2013: RMB 0 million) of property, plant and equipment and other assets (Note 17). The primary factor resulting in the E&P segment impairment losses was unsuccessful development drilling and high operating and development costs for certain oil fields. The carrying values of these E&P properties were written down to recoverable amounts which were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate 10.13% (2013: 10.70%). The assets in the chemicals segment were written down mainly due to the suspension of operations of certain production facilities.

9	INTEREST EXPENSE

	The Group
	2014	2013
	RMB million	RMB million
Interest expense incurred	11,929	11,435
Less: Interest expense capitalised*	(1,719)	(1,710)
	10,210	9,725
Accretion expenses (Note 33)	1,008	877
Interest expense	11,218	10,602
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	0.7% to 7.1%	0.9% to 6.4%

10	TAX EXPENSE

Tax expense in the consolidated income statement represents:

	The Group
	2014	2013
	RMB million	RMB million
Current tax
– Provision for the year	18,341	22,741
– Adjustment of prior years	1,022	302
Deferred taxation (Note 29)	(1,792)	1,720
	17,571	24,763

10	TAX EXPENSE (Continued)

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	The Group
	2014	2013
	RMB million	RMB million
Profit before taxation	65,504	95,052
Expected PRC income tax expense at a statutory tax rate of 25%	16,376	23,763
Tax effect of non-deductible expenses	717	805
Tax effect of non-taxable income	(1,126)	(1,327)
Tax effect of preferential tax rate (i)	(1,722)	(1,962)
Effect of difference between income taxes at foreign operations tax rate and the PRC statutory tax rate (ii)	622	2,171
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(27)	(575)
Tax effect of tax losses not recognised	1,595	660
Write-down of deferred tax assets	114	926
Adjustment of prior years	1,022	302
Actual income tax expense	17,571	24,763

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

(ii)
It is mainly due to the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

11	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS

Directors’ and supervisors’ emoluments are as follows:

Name	Directors’/ supervisors’ fee	Salaries, allowances and benefits in kind	Bonuses	Retirement scheme contributions	2014 total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Directors
Fu Chengyu	—	—	—	—	—
Wang Tianpu	—	—	—	—	—
Zhang Yaocang	—	—	—	—	—
Li Chunguang	—	366	546	61	973
Zhang Jianhua	—	366	548	61	975
Wang Zhigang	—	366	548	61	975
Cai Xiyou (i)	—	274	548	45	867
Cao Yaofeng	—	—	—	—	—
Dai Houliang	—	366	542	61	969
Liu Yun	—	—	—	—	—
Independent non-executive directors
Chen Xiaojin	300	—	—	—	300
Ma Weihua	300	—	—	—	300
Jiang Xiaoming	300	—	—	—	300
Andrew Y. Yan	300	—	—	—	300
Bao Guoming	300	—	—	—	300
Supervisors
Xu Bin	—	—	—	—	—
Geng Limin	—	—	—	—	—
Li Xinjian	—	—	—	—	—
Zou Huiping	—	212	284	57	553
Zhou Shiliang	—	—	—	—	—
Chen Mingzheng	—	192	327	41	560
Jiang Zhenying	—	199	284	57	540
Yu Renming	—	212	329	57	598
Independent supervisors
Kang Mingde	—	—	—	—	—
Total	1,500	2,553	3,956	501	8,510

Note:

(i)	Due to new working arrangement, Mr. Cai Xiyou has tendered his resignation as the director, member of the Strategy Committee of the Board and Senior Vice President of the Company from 24 October 2014.

11	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS (Continued)

Directors’ and supervisors’ emoluments are as follows: (Continued)

Name	Directors’/ supervisors’ fee	Salaries, allowances and benefits in kind	Bonuses	Retirement scheme contributions	2013 total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Directors
Fu Chengyu	—	—	—	—	—
Wang Tianpu (ii)	—	—	—	—	—
Zhang Yaocang	—	—	—	—	—
Li Chunguang (ii)	—	363	573	57	993
Zhang Jianhua	—	363	573	57	993
Wang Zhigang	—	363	573	57	993
Cai Xiyou	—	363	573	57	993
Cao Yaofeng	—	—	—	—	—
Dai Houliang	—	359	573	57	989
Liu Yun	—	—	—	—	—
Independent non-executive directors
Chen Xiaojin	300	—	—	—	300
Ma Weihua	300	—	—	—	300
Jiang Xiaoming	300	—	—	—	300
Andrew Y. Yan	300	—	—	—	300
Bao Guoming	300	—	—	—	300
Supervisors
Xu Bin	—	—	—	—	—
Geng Limin	—	—	—	—	—
Li Xinjian	—	—	—	—	—
Zou Huiping	—	210	284	52	546
Zhou Shiliang	—	—	—	—	—
Chen Mingzheng	—	190	327	39	556
Jiang Zhenying	—	197	279	52	528
Yu Renming	—	210	279	52	541
Independent supervisors
Kang Mingde	—	—	—	—	—
Total	1,500	2,618	4,034	480	8,632

Note:

(ii)
Mr. Wang Tianpu tendered his resignation as the president and was re-designated as a non-executive director of the Company, and Mr. Li Chunguang was appointed as the president and re-designated as an executive director of the Company from 29 May 2013.

12	SENIOR MANAGEMENT’S EMOLUMENTS

For the years ended 31 December 2014 and 2013, all the five highest paid individuals were directors whose emoluments were disclosed in Note 11.

13	PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to equity shareholders of the Company includes a profit of RMB 26,196 million (2013: RMB 42,078 million) which has been dealt with in the financial statements of the Company.

14	DIVIDENDS

Dividends payable to owners of the Company attributable to the year represent:

	2014	2013
	RMB million	RMB million
Dividends declared and paid during the year of RMB 0.09 per share (2013: RMB 0.09 per share)	10,512	10,491
Dividends declared after the balance sheet date of RMB 0.11 per share (2013: RMB 0.15 per share)	13,318	17,519
	23,830	28,010

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 22 August 2014, the directors authorised to declare the interim dividends for the year ending 31 December 2014 of RMB 0.09 (2013: RMB 0.09) per share totaling RMB 10,512 million (2013: RMB 10,491 million). Dividends were paid on 24 September 2014.

Pursuant to a resolution passed at the director’s meeting on 20 March 2015, final dividends in respect of the year ended 31 December 2014 of RMB 0.11 (2013: RMB 0.15) per share totaling RMB 13,318 million (2013: RMB 17,519 million) were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to owners of the Company attributable to the previous financial year, approved during the year represent:

	2014	2013
	RMB million	RMB million
Final cash dividends in respect of the previous financial year, approved and paid during the year of RMB 0.15 per share (2013: RMB 0.20 per share)	17,519	17,933

Pursuant to the shareholders’ approval at the Annual General Meeting on 9 May 2014, a final dividend of RMB 0.15 per share totaling RMB 17,519 million in respect of the year ended 31 December 2013 was declared and paid on 19 June 2014.

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2013, a final dividend of RMB 0.20 per share totaling RMB 17,933 million, and with bonus issues of 2 shares converted from the retained earnings for every 10 existing shares in respect of the year ended 31 December 2012 was declared and cash dividends were paid on 25 June 2013 (Note 34).

15	OTHER COMPREHENSIVE INCOME

	The Group
	2014			2013
	Before-tax amount	Tax effect	Net-of-tax amount	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognisd during the year	265	(47)	218	1,271	(210)	1,061
Amounts transferred to initial carrying amount of hedged items	(1,013)	181	(832)	(9)	1	(8)
Reclassification adjustments for amounts transferred to the consolidated income statement	(4,710)	839	(3,871)	(538)	89	(449)
Net movement during the year recognised in other comprehensive income	(5,458)	973	(4,485)	724	(120)	604
Available-for-sale securities:
Changes in fair value recognised during the year	659	(146)	513	1,747	(433)	1,314
Amounts transferred to the consolidated income statement (i)	(2,317)	579	(1,738)	—	—	—
Net movement during the year recognised in other comprehensive income	(1,658)	433	(1,225)	1,747	(433)	1,314
Share of other comprehensive loss of associates and joint ventures	(3,042)	—	(3,042)	(297)	—	(297)
Foreign currency translation differences	(514)	—	(514)	(689)	—	(689)
Other comprehensive income	(10,672)	1,406	(9,266)	1,485	(553)	932

Note:

(i)
The Group sold its shares of China Gas Holdings Limited in August 2014, which was accounted for as available-for-sale financial assets prior to the transaction and the accumulated unrealised gain in other comprehensive income of RMB 2,317 million was reclassified to the investment income at the completion of this transaction.

16	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2014 is based on the profit attributable to ordinary owners of the Company of RMB 46,466 million (2013: RMB 66,132 million) and the weighted average number of shares of 116,822,487,451 (2013: 116,102,910,373) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2014 is based on the profit attributable to ordinary owners of the Company of RMB 46,600 million (2013: RMB 65,087 million) and the weighted average number of shares of 117,242,396,710 (2013: 121,858,818,276) calculated as follows:

(i)	Profit attributable to ordinary owners of the Company (diluted)

	2014	2013
	RMB million	RMB million
Profit attributable to ordinary owners of the Company	46,466	66,132
After tax effect of interest expenses (net of exchange gain) of the 2007 Convertible Bonds and the 2011 Convertible Bonds	133	476
After tax effect of net loss/(gain) on embedded derivative components of the 2007 Convertible Bonds and the 2011 Convertible Bonds	1	(1,521)
Profit attributable to ordinary owners of the Company (diluted)	46,600	65,087

(ii)	Weighted average number of shares (diluted)

	2014	2013
	Number of shares	Number of shares
Weighted average number of shares at 31 December	116,822,487,451	116,102,910,373
Effect of conversion of the 2007 Convertible Bonds	419,909,259	1,439,688,889
Effect of conversion of the 2011 Convertible Bonds	—	4,316,219,014
Weighted average number of shares (diluted) at 31 December	117,242,396,710	121,858,818,276

17	PROPERTY, PLANT AND EQUIPMENT

The Group

	Plants and buildings	Oil and gas, properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2013	86,215	451,288	693,583	1,231,086
Additions	100	4,188	1,058	5,346
Transferred from construction in progress	10,385	61,144	87,573	159,102
Reclassifications	1,010	10	(1,020)	—
Contribution to joint ventures	(2)	—	(53)	(55)
Reclassification to lease prepayments and other long-term assets	(252)	—	(3,329)	(3,581)
Disposals	(619)	—	(9,645)	(10,264)
Exchange adjustments	(50)	(929)	(65)	(1,044)
Balance at 31 December 2013	96,787	515,701	768,102	1,380,590
Balance at 1 January 2014	96,787	515,701	768,102	1,380,590
Additions	40	3,309	579	3,928
Transferred from construction in progress	6,164	50,130	73,857	130,151
Acquisitions (Note 40 (iv))	440	—	2,984	3,424
Reclassifications	390	(6)	(384)	—
Contribution to a joint venture	(52)	—	(190)	(242)
Reclassification to lease prepayments and other long-term assets	(1,822)	(13)	(18,854)	(20,689)
Disposals	(863)	(69)	(12,924)	(13,856)
Exchange adjustments	6	120	8	134
Balance at 31 December 2014	101,090	569,172	813,178	1,483,440
Accumulated depreciation:
Balance at 1 January 2013	34,490	252,214	355,413	642,117
Depreciation for the year	3,109	34,347	38,065	75,521
Impairment losses for the year	23	2,520	101	2,644
Transferred from construction in progress	516	—	—	516
Reclassifications	83	7	(90)	—
Contribution to joint ventures	(1)	—	(34)	(35)
Reclassification to lease prepayments and other long-term assets	(40)	—	(394)	(434)
Written back on disposals	(483)	—	(8,312)	(8,795)
Exchange adjustments	(17)	(494)	(28)	(539)
Balance at 31 December 2013	37,680	288,594	384,721	710,995
Balance at 1 January 2014	37,680	288,594	384,721	710,995
Depreciation for the year	3,381	38,235	41,513	83,129
Impairment losses for the year	21	2,436	971	3,428
Reclassifications	130	(2)	(128)	—
Reclassification to lease prepayments and other long-term assets	(317)	(8)	(5,117)	(5,442)
Written back on disposals	(732)	(57)	(11,441)	(12,230)
Exchange adjustments	2	69	4	75
Balance at 31 December 2014	40,165	329,267	410,523	779,955
Net book value:
Balance at 1 January 2013	51,725	199,074	338,170	588,969
Balance at 31 December 2013	59,107	227,107	383,381	669,595
Balance at 31 December 2014	60,925	239,905	402,655	703,485

17	PROPERTY, PLANT AND EQUIPMENT (Continued)

The Company

	Plants and buildings	Oil and gas, properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2013	68,009	387,059	530,077	985,145
Additions	33	3,345	382	3,760
Transferred from construction in progress	7,979	55,436	74,582	137,997
Reclassifications	891	8	(899)	—
Transferred to subsidiaries	(610)	—	(8,287)	(8,897)
Contribution to joint ventures	(2)	—	(53)	(55)
Reclassification to lease prepayments and other long-term assets	(143)	—	(3,181)	(3,324)
Disposals	(558)	—	(7,875)	(8,433)
Others (i)	(4,338)	4,784	(12,448)	(12,002)
Balance at 31 December 2013	71,261	450,632	572,298	1,094,191
Balance at 1 January 2014	71,261	450,632	572,298	1,094,191
Additions	3	2,834	132	2,969
Transferred from construction in progress	2,389	44,347	33,206	79,942
Reclassifications	562	(6)	(556)	—
Transferred from/to subsidiaries (ii)	(26,413)	(566)	(117,813)	(144,792)
Contribution to a joint venture	(52)	—	(190)	(242)
Reclassification to lease prepayments and other long-term assets	(11)	(13)	(944)	(968)
Disposals	(394)	(65)	(7,753)	(8,212)
Balance at 31 December 2014	47,345	497,163	478,380	1,022,888
Accumulated depreciation:
Balance at 1 January 2013	26,719	211,596	271,413	509,728
Depreciation for the year	2,262	29,374	28,468	60,104
Impairment losses for the year	22	2,520	57	2,599
Transferred from construction in progress	516	—	—	516
Reclassifications	182	5	(187)	—
Transferred to subsidiaries	(153)	—	(2,748)	(2,901)
Contribution to joint ventures	(1)	—	(34)	(35)
Reclassification to lease prepayments and other long-term assets	(17)	—	(386)	(403)
Written back on disposals	(433)	—	(6,785)	(7,218)
Others (i)	(1,233)	6,725	(6,988)	(1,496)
Balance at 31 December 2013	27,864	250,220	282,810	560,894
Balance at 1 January 2014	27,864	250,220	282,810	560,894
Depreciation for the year	1,763	33,642	25,078	60,483
Impairment losses for the year	11	2,436	72	2,519
Reclassifications	108	(2)	(106)	—
Transferred from/to subsidiaries (ii)	(7,962)	(299)	(37,533)	(45,794)
Reclassification to lease prepayments and other long-term assets	(2)	(7)	(123)	(132)
Written back on disposals	(339)	(55)	(7,049)	(7,443)
Balance at 31 December 2014	21,443	285,935	263,149	570,527
Net book value:
Balance at 1 January 2013	41,290	175,463	258,664	475,417
Balance at 31 December 2013	43,397	200,412	289,488	533,297
Balance at 31 December 2014	25,902	211,228	215,231	452,361

Note:

(i)
During the year ended 31 December 2013, the Company adjusted the financial statements of the Company of the preceding year to exclude certain insignificant subsidiaries that were included in the company financial statements. This adjustment, which does not related to the consolidated financial statements of the Group, related mainly to the long-term equity investments, fixed assets and retained earnings. Total assets was reduced by RMB 3,836 million (comprising 0.37% of total assets as at 31 December 2012). Total liabilities was reduced by RMB 12,274 million (comprising 2.12% of total liabilities as at 31 December 2012). Net assets was increased by RMB 8,438 million (comprising 1.82% of net assets as at 31 December 2012). The adjustment did not result in any material impact on the Company financial statements.

(ii)	Mainly due to the restructuring of Sinopec Marketing Co., Ltd. (Note 40(i)).

The additions to oil and gas properties of the Group and the Company for the year ended 31 December 2014 included RMB 3,309 million (2013: RMB 4,188 million) and RMB 2,834 million (2013: RMB 3,345 million) of estimated dismantlement costs for site restoration (Note 33).

18	CONSTRUCTION IN PROGRESS

The Group

	2014	2013
	RMB million	RMB million
Balance at 1 January	160,630	168,977
Additions	149,830	167,605
Acquisitions (Note 40 (iv))	14,162	—
Dry hole costs written off	(5,587)	(5,599)
Transferred to property, plant and equipment	(130,151)	(158,586)
Reclassification to lease prepayments and other long-term assets	(10,154)	(11,718)
Impairment losses for the year	(10)	(15)
Disposals	(1,058)	—
Exchange adjustments	5	(34)
Balance at 31 December	177,667	160,630

As at 31 December 2014, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and production segment was RMB 19,286 million (2013: RMB 19,152 million). The geological and geophysical costs paid during the year ended 31 December 2014 were RMB 5,028 million (2013: RMB 6,735 million).

The Company

	2014	2013
	RMB million	RMB million
Balance at 1 January	123,059	152,199
Additions	97,796	125,897
Dry hole costs written off	(5,587)	(5,599)
Transferred to property, plant and equipment	(79,942)	(137,481)
Transferred to subsidiaries (Note 40 (i))	(33,627)	(1,070)
Reclassification to lease prepayments and other long-term assets	(1,156)	(10,872)
Impairment losses for the year	—	(15)
Balance at 31 December	100,543	123,059

19	GOODWILL

	The Group
	31 December	31 December
	2014	2013
	RMB million	RMB million
Cost	13,938	13,912
Less: Accumulated impairment losses	(7,657)	(7,657)
	6,281	6,255

Impairment tests for cash-generating units containing goodwill
Goodwill is allocated to the following Group’s cash-generating units:

	31 December	31 December
	2014	2013
	RMB million	RMB million
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Sinopec (Hong Kong) Limited	853	853
Multiple units without individually significant goodwill	228	202
	6,281	6,255

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 10.0% to 10.9% (2013: 11.5% to12.7%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognised.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

20	INVESTMENTS IN SUBSIDIARIES

	The Company
	2014	2013
	RMB million	RMB million
Investments in subsidiaries, at cost	164,399	135,081

Details of the Company’s principal subsidiaries at 31 December 2014 are set out in Note 40.

21	INTEREST IN ASSOCIATES

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC.

The Group’s principal associates, all of which are unlisted companies incorporated and operating their business principally in the PRC, are as follows:

Name of company	% of ownership interests	Principal activities	Measurement method
Sinopec Finance Company Limited ("Sinopec Finance")	49.00	Provision of non-banking financial services	Equity method
China Aviation Oil Supply Company Limited ("China Aviation Oil")	29.00	Marketing and distribution of refined petroleum products	Equity method
Zhongtian Synergetic Energy Company Limited ("Zhongtian Synergetic Energy")	38.75	Manufacturing of coal-chemical products	Equity method
Shanghai Chemical Industry Park Development Company Limited ("Shanghai Chemical")	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC	Equity method
Shanghai Petroleum Company Limited ("Shanghai Petroleum")	30.00	Exploration and production of crude oil and natural gas	Equity method

Summarised financial information and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy		Shanghai Chemical		Shanghai Petroleum
	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	108,999	104,477	13,816	15,410	6,833	4,474	2,466	3,094	2,783	2,849
Non-current assets	14,992	17,490	4,996	4,830	15,849	6,987	2,819	2,601	1,126	1,058
Current liabilities	(105,289)	(102,112)	(11,051)	(12,249)	(7,538)	(335)	(640)	(1,183)	(224)	(281)
Non-current liabilities	(104)	(3,271)	(227)	(233)	(2,348)	(1,330)	(1,043)	(1,102)	(370)	(354)
Net assets	18,598	16,584	7,534	7,758	12,796	9,796	3,602	3,410	3,315	3,272
Net assets attributable to non-controlling interests	—	—	877	899	—	—	—	—	—	—
Net assets attributable to owners of the Company	18,598	16,584	6,657	6,859	12,796	9,796	3,602	3,410	3,315	3,272
Share of net assets from associates	9,113	8,126	1,998	1,989	4,958	3,796	1,043	980	995	982
Carrying Amounts	9,113	8,126	1,998	1,989	4,958	3,796	1,043	980	995	982

Summarised statement of comprehensive income

Year ended 31 December	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy (i)		Shanghai Chemical		Shanghai Petroleum
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	2,706	2,893	115,725	111,023	—	—	1	6	1,005	948
Profit for the year	2,522	1,409	1,097	2,027	—	—	222	124	163	66
Other comprehensive loss	(508)	(608)	—	—	—	—	—	—	—	—
Total comprehensive income	2,014	801	1,097	2,027	—	—	222	124	163	66
Dividends declared by associates	—	—	309	444	—	—	11	17	36	60
Share of profit from associates	1,236	690	318	513	—	—	85	47	49	20
Share of other comprehensive loss from associates	(249)	(298)	—	—	—	—	—	—	—	—
Note:

(i)	Zhongtian Synergetic Energy was under construction during the year ended 31 December 2014.

The share of profit and other comprehensive loss for the year ended 31 December 2014 in all individually immaterial associates accounted for using equity method in aggregate was RMB 1,160 million (2013: RMB 751 million) and RMB 57 million (2013: other comprehensive income of RMB 1 million) respectively. As at 31 December 2014, the carrying amount of all individually immaterial associates accounted for using equity method in aggregate was RMB 14,012 million (2013: RMB 12,571 million).

22	INTEREST IN JOINT VENTURES

The Group’s principal interests in joint ventures are as follows:

Name of entity	% of ownership interests	Principal activities	Measurement method	Country of incorporation	Principal place of business
Yanbu Aramco Sinopec Refining Company Ltd. ("YASREF") (i)	37.50	Petroleum refining and processing business	Equity method	Saudi Arabia	Saudi Arabia
BASF-YPC Company Limited (“BASF-YPC”)	40.00	Manufacturing and distribution of petrochemical products	Equity method	PRC	PRC
Caspian Investments Resources Ltd. ("CIR") (ii)	50.00	Crude oil and natural gas extraction	Equity method	British Virgin Islands	Kazakhstan
Taihu Limited ("Taihu") (ii)	49.00	Crude oil and natural gas extraction	Equity method	Cyprus	Russia
Mansarovar Energy Colombia Ltd. ("Mansarovar") (ii)	50.00	Crude oil and natural gas extraction	Equity method	British Bermuda	Colombia

Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	BASF-YPC		CIR (ii)		Taihu (ii)		Mansarovar (ii)
	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December
	2014	2013	2014	2013	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets
Cash and cash equivalents	1,112	550	4,873	4,820	117	166	580	346
Other current assets	5,879	6,727	1,881	2,437	2,886	3,476	328	985
Total current assets	6,991	7,277	6,754	7,257	3,003	3,642	908	1,331
Non-current assets	17,209	18,496	13,078	14,244	7,995	14,796	9,702	10,739
Current liabilities
Current financial liabilities (iii)	(3,318)	(2,990)	(272)	(278)	(1,228)	(6,903)	—	(854)
Other current liabilities	(2,235)	(2,027)	(851)	(1,764)	(1,742)	(2,065)	(860)	(776)
Total current liabilities	(5,553)	(5,017)	(1,123)	(2,042)	(2,970)	(8,968)	(860)	(1,630)
Non-current liabilities
Non-current financial liabilities (iv)	(4,019)	(4,904)	(680)	(956)	(2,905)	—	—	—
Other non-current liabilities	—	(1)	(1,253)	(1,545)	(2,175)	(3,354)	(3,662)	(4,120)
Total non-current liabilities	(4,019)	(4,905)	(1,933)	(2,501)	(5,080)	(3,354)	(3,662)	(4,120)
Net assets	14,628	15,851	16,776	16,958	2,948	6,116	6,088	6,320
Net assets attributable to non-controlling interests	—	—	—	—	102	211	—	—
Net assets attributable to owners of the company	14,628	15,851	16,776	16,958	2,846	5,905	6,088	6,320
Share of net assets from joint ventures	5,851	6,340	8,388	8,479	1,395	2,893	3,044	3,160
Other (v)	—	—	616	579	814	1,455	85	3
Carrying Amounts	5,851	6,340	9,004	9,058	2,209	4,348	3,129	3,163

Note:

(i)
Pursuant to the resolution passed at the Directors’ meeting held on 31 October 2014 and the purchase agreement entered into with relevant vendors, the Group completed the acquisition from the Sinopec Group Company a 37.5% equity interests in YASREF for a consideration of approximately USD 562 million (approximately RMB 3,439 million) and also injected capital of approximately USD 199 million (approximately RMB 1,216 million) to YASREF on 31 December 2014.

As the purchase price allocation has not been completed, the summarised financial Information for YASREF is not disclosed.

(ii)
The Group acquired from the Sinopec Group Company 50% of equity interests of Mansarovar in November 2013, 50% of equity interests of CIR and 49% of equity interests of Taihu in December 2013. Therefore the comprehensive income of CIR and Taihu for the year ended 31 December 2013 is not included in the summarised statement of comprehensive income.

(iii)	Excluding trade accounts payable and other payables.

(iv)	Excluding provisions.

(v)	Other reflects the excess of consideration transferred over the net fair value of identifiable assets acquired and liabilities assumed as of the acquisition date.

22	INTEREST IN JOINT VENTURES (Continued)

Summarised statement of comprehensive income

	BASF-YPC		CIR (ii)	Taihu (ii)	Mansarovar (ii)
	2014	2013	2014	2014	2014	2013
Year ended 31 December	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	22,191	23,176	8,366	18,183	3,781	360
Depreciation, depletion and amortisation	(15,649)	(2,147)	(2,632)	(1,501)	(1,870)	(88)
Interest income	26	20	8	—	31	—
Interest expense	(356)	(319)	—	(54)	—	(7)
Profit before taxation	373	1,060	7	3,014	641	130
Tax expense	(94)	(279)	(252)	(809)	(897)	(50)
Profit/(loss) for the year	279	781	(245)	2,205	(256)	80
Other comprehensive income/(loss)	—	—	63	(5,373)	24	—
Total comprehensive income/(loss)	279	781	(182)	(3,168)	(232)	80
Dividends declared by joint ventures	933	—	—	—	—	—
Share of net profit/(loss) from joint ventures	112	312	(123)	1,043	(128)	40
Share of other comprehensive income/(loss) from joint ventures	—	—	32	(2,541)	12	—

The share of loss and other comprehensive loss for the year ended 31 December 2014 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 122 million (2013: RMB 14 million) and RMB 239 million (2013: RMB 0 million) respectively. As at 31 December 2014, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 28,281 million (2013: RMB 23,965 million).

23	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	The Group		The Company
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Equity securities, listed and at quoted market price (Note 15(i))	183	1,964	—	1,882
Other investment, unlisted and at cost	714	1,834	91	997
	897	3,798	91	2,879
Less: Impairment loss for investments	(29)	(68)	—	(35)
	868	3,730	91	2,844

Other investment unlisted and at cost represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

The impairment losses relating to investments for the year ended 31 December 2014 amounted to RMB 0 million (2013: RMB 2 million).

24	LEASE PREPAYMENTS

	The Group		The Company
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January	51,417	43,002	39,857	35,335
Additions	904	717	70	542
Transferred from construction in progress	4,693	6,697	576	6,314
Transferred from other long-term assets	4,408	1,214	640	1,096
Reclassification to other assets	(1,324)	(34)	(25)	(21)
Transferred to subsidiaries (Note 40 (i))	—	—	(32,938)	(159)
Disposals	(247)	(86)	(68)	(48)
Exchange adjustments	10	(93)	—	—
Others (Note 17 (i))	—	—	—	(3,202)
Balance at 31 December	59,861	51,417	8,112	39,857
Accumulated amortisation:
Balance at 1 January	8,147	6,762	5,548	4,811
Amortisation charge for the year	1,504	1,288	367	924
Transferred from other long-term assets	1,279	155	111	148
Reclassification to other assets	(186)	(5)	(5)	(4)
Transferred to subsidiaries (Note 40(i))	—	—	(4,836)	(11)
Written back on disposals	(22)	(33)	(3)	(17)
Exchange adjustments	3	(20)	—	—
Others (Note 17 (i))	—	—	—	(303)
Balance at 31 December	10,725	8,147	1,182	5,548
Net book value:	49,136	43,270	6,930	34,309

25	LONG-TERM PREPAYMENTS AND OTHER ASSETS

	The Group
	2014	2013
	RMB million	RMB million
Operating rights of service stations
Cost:
Balance at 1 January	15,840	11,851
Additions	17,038	4,136
Decreases	(130)	(147)
Balance at 31 December	32,748	15,840
Accumulated amortisation:
Balance at 1 January	2,213	1,396
Additions	4,477	830
Decreases	(17)	(13)
Balance at 31 December	6,673	2,213
Net book value at 31 December	26,075	13,627
Other assets
Long-term receivables from and prepayment to Sinopec Group Company and fellow subsidiaries	14,935	11,378
Prepayments for construction projects to third parties	4,944	4,764
Others	20,261	17,198
Balance at 31 December	66,215	46,967

26	TRADE ACCOUNTS RECEIVABLE AND BILLS RECEIVABLE

	The Group		The Company
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Amounts due from third parties	65,883	50,638	1,494	2,422
Amounts due from subsidiaries	—	—	19,917	25,068
Amounts due from Sinopec Group Company and fellow subsidiaries	20,188	9,311	1,587	2,742
Amounts due from associates and joint ventures	5,290	9,091	2,161	2,766
	91,361	69,040	25,159	32,998
Less: Impairment losses for bad and doubtful debts	(530)	(574)	(128)	(378)
Trade accounts receivable, net	90,831	68,466	25,031	32,620
Bills receivable	13,963	28,771	176	2,064
	104,794	97,237	25,207	34,684

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	The Group		The Company
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Within one year	104,019	97,066	22,502	34,519
Between one and two years	720	112	2,665	110
Between two and three years	53	46	37	44
Over three years	2	13	3	11
	104,794	97,237	25,207	34,684

Impairment losses for bad and doubtful debts are analysed as follows:

	The Group		The Company
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Balance at 1 January	574	699	378	546
Provision for the year	44	36	4	16
Written back for the year	(15)	(38)	(11)	(17)
Written off for the year	(57)	(123)	(11)	(113)
Transferred to subsidiaries (Note 40 (i))	—	—	(232)	—
Others	(16)	—	—	(54)
Balance at 31 December	530	574	128	378

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

27	INVENTORIES

	The Group		The Company
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Crude oil and other raw materials	95,298	124,198	51,385	82,991
Work in progress	22,728	21,181	15,766	14,910
Finished goods	71,959	76,289	6,614	41,036
Spare parts and consumables	1,841	1,989	1,225	1,079
	191,826	223,657	74,990	140,016
Less: Allowance for diminution in value of inventories	(3,603)	(1,751)	(336)	(1,134)
	188,223	221,906	74,654	138,882

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 2,404,093 million for the year ended 31 December 2014 (2013: RMB 2,433,886 million), which mainly includes the write-down of inventories of RMB 3,327 million (2013: RMB 1,453 million) that related to the materials and finished goods in refining, chemicals and marketing segments and the reversal of write-down of inventories made in prior years of RMB 136 million (2013: RMB 1 million). The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated income statement. The write-down of inventories of RMB 1,327 million for the year ended 31 December 2014 (2013: RMB 192 million) was realized primarily with the sales of inventories. The write-down of inventories in 2014 was mainly due to decline of crude oil price in the end of the year.

28	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	The Group		The Company
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Receivables (i)	17,941	10,130	201,623	54,172
Advances to suppliers	3,780	4,216	1,962	5,237
Value-added input tax to be deducted	22,684	19,756	18,797	18,368
Derivative financial instruments	12,622	4,664	—	—
	57,027	38,766	222,382	77,777

Note:

(i)	The increase in the Company’s receivables at 31December 2014 as compared to 31 December 2013 was mainly due to the restructuring of Sinopec Marketing Co., Ltd. (Note40(i)).

29	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities before offset are attributable to the items detailed in the table below:

The Group

	Deferred tax assets		Deferred tax liabilities		Net balance
	31 December	31 December	31 December	31 December	31 December	31 December
	2014	2013	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	2,883	3,315	—	—	2,883	3,315
Accruals	258	357	—	—	258	357
Cash flow hedges	887	34	—	(120)	887	(86)
Non-current
Property, plant and equipment	7,752	7,200	(16,387)	(15,590)	(8,635)	(8,390)
Tax losses carried forward	3,474	2,261	—	—	3,474	2,261
Embedded derivative component of the convertible bonds	282	—	—	(870)	282	(870)
Available-for-sale securities	7	—	(4)	(436)	3	(436)
Others	86	99	(79)	(86)	7	13
Deferred tax assets/(liabilities)	15,629	13,266	(16,470)	(17,102)	(841)	(3,836)

The Company

	Deferred tax assets		Deferred tax liabilities		Net balance
	31 December	31 December	31 December	31 December	31 December	31 December
	2014	2013	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	2,047	2,883	—	—	2,047	2,883
Accruals	110	306	—	—	110	306
Cash flow hedges	219	—	—	—	219	—
Non-current
Property, plant and equipment	5,605	5,861	(8,911)	(8,905)	(3,306)	(3,044)
Embedded derivative component of the convertible bonds	282	—	—	(870)	282	(870)
Available-for-sale securities	5	—	—	(436)	5	(436)
Others	46	61	(3)	(5)	43	56
Deferred tax assets/(liabilities)	8,314	9,111	(8,914)	(10,216)	(600)	(1,105)

At 31 December 2014, certain subsidiaries of the Company did not recognise deferred tax of deductable loss carried forward of RMB 17,085 million (2013: RMB 10,809 million), of which RMB 6,996 million (2013: RMB 2,638 million) was incurred for the year ended 31 December 2014, because it was not probable that the future taxable profits will be realised. These deductable losses carried forward of RMB 325 million, RMB 3,344 million, RMB 3,786 million, RMB 2,634 million and RMB 6,996 million will expire in 2015, 2016, 2017, 2018, 2019 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the year ended 31 December 2014, write-down of deferred tax assets amounted to RMB 114 million (2013: RMB 926 million).

29	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Movements in the deferred tax assets and liabilities are as follows:

The Group

	Balance at 1 January 2013	Recognised in consolidated income statement	Recognised in other comprehensive income	Balance at 31 December 2013
	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	3,292	23	—	3,315
Accruals	421	(64)	—	357
Cash flow hedges	36	(2)	(120)	(86)
Non-current
Property, plant and equipment	(8,194)	(388)	192	(8,390)
Tax losses carried forward	3,051	(790)	—	2,261
Embedded derivative component of the convertible bonds	(364)	(506)	—	(870)
Available-for-sale securities	(3)	—	(433)	(436)
Others	6	7	—	13
Net deferred tax liabilities	(1,755)	(1,720)	(361)	(3,836)

	Balance at 1 January 2014	Recognised in consolidated income statement	Recognised in other comprehensive income	Others	Balance at 31 December 2014
	RMB million	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	3,315	(432)	—	—	2,883
Accruals	357	(99)	—	—	258
Cash flow hedges	(86)	—	973	—	887
Non-current
Property, plant and equipment	(8,390)	(42)	(21)	(182)	(8,635)
Tax losses carried forward	2,261	1,213	—	—	3,474
Embedded derivative component of the convertible bonds	(870)	1,152	—	—	282
Available-for-sale securities	(436)	6	433	—	3
Others	13	(6)	—	—	7
Net deferred tax liabilities	(3,836)	1,792	1,385	(182)	(841)

29	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

The Company

	Balance at 1 January 2013	Recognised in consolidated income statement	Recognised in other comprehensive income	Transferred to subsidiaries	Balance at 31 December 2013
	RMB million	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	2,741	159	—	(17)	2,883
Accruals	330	(24)	—	—	306
Non-current
Property, plant and equipment	(2,043)	(994)	—	(7)	(3,044)
Embedded derivative component of the convertible bonds	(364)	(506)	—	—	(870)
Available-for-sale securities	(3)	—	(433)	—	(436)
Others	(4)	60	—	—	56
Net deferred tax assets/(liabilities)	657	(1,305)	(433)	(24)	(1,105)

	Balance at 1 January 2014	Recognised in consolidated income statement	Recognised in other comprehensive income	Transferred to subsidiaries	Balance at 31 December 2014
	RMB million	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	2,883	(584)	—	(252)	2,047
Accruals	306	(136)	—	(60)	110
Cash flow hedges	—	—	219	—	219
Non-current
Property, plant and equipment	(3,044)	246	—	(508)	(3,306)
Embedded derivative component of the convertible bonds	(870)	1,152	—	—	282
Available-for-sale securities	(436)	5	436	—	5
Others	56	(17)	—	4	43
Net deferred tax liabilities	(1,105)	666	655	(816)	(600)

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	The Group		The Company
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Third parties’ debts
Short-term bank loans	63,915	54,640	50,999	23,144
RMB denominated	22,805	19,983	20,483	14,000
US Dollar denominated	40,685	34,657	30,516	9,144
Euro denominated	425	—	—	—
Current portion of long-term bank loans	268	1,093	80	306
RMB denominated	163	371	3	224
Japanese Yen denominated	54	60	54	58
US Dollar denominated	51	662	23	24
Current portion of long-term corporate bonds	11,000	3,500	11,000	3,500
RMB denominated	11,000	3,500	11,000	3,500
Current portion of convertible bonds	—	40,573	—	40,573
	11,268	45,166	11,080	44,379
Corporate bonds (i)	—	10,000	—	10,000

	75,183	109,806	62,079	77,523
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	102,773	53,481	6,750	71
RMB denominated	9,628	7,251	6,750	71
US Dollar denominated	93,126	46,225	—	—
Hong Kong Dollar denominated	5	5	—	—
Euro denominated	14	—	—	—
Current portion of long-term loans	192	583	—	—
RMB denominated	80	555	—	—
US Dollar denominated	112	28	—	—
	102,965	54,064	6,750	71

	178,148	163,870	68,829	77,594

The Group’s and the Company’s weighted average interest rates on short-term loans were 1.9% (2013: 2.2%) and 3.2% (2013: 4.0%) at 31 December 2014, respectively.

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts comprise:

		The Group		The Company
	Interest rate and final maturity	31 December	31 December	31 December	31 December
		2014	2013	2014	2013
		RMB million	RMB million	RMB million	RMB million
Third parties’ debts
Long-term bank loans
Renminbi denominated	Interest rates ranging from interest free to 7.40% per annum at 31 December 2014with maturities through 2025	23,001	7,712	12,729	6,657
Japanese Yen denominated	Interest rates at 2.60% per annum at 31December 2014 with maturities in 2023	445	561	445	561
US Dollar denominated	Interest rates ranging from interest free to 4.29% per annum at 31 December 2014with maturities through 2031	1,103	916	178	206
		24,549	9,189	13,352	7,424
Corporate bonds
Renminbi denominated	Fixed interest rates ranging from 3.75% to 5.68% per annum at 31 December 2014with maturity through 2022 (ii)	56,500	60,000	56,500	60,000
US Dollar denominated	Fixed interest rates ranging from 1.25% to 4.25% per annum at 31 December 2014with maturities through 2043	21,285	21,177	—	—
		77,785	81,177	56,500	60,000
Convertible bonds
Hong Kong Dollar denominated	Convertible bonds with maturity in 2014 (iii)	—	10,948	—	10,948
Renminbi denominated	Bonds with Warrants with maturity in 2014 (iv)	—	29,625	—	29,625
	Convertible bonds with maturity in 2017 (v)	16,721	21,461	16,721	21,461
		16,721	62,034	16,721	62,034

Total third parties’ long-term debts		119,055	152,400	86,573	129,458
Less: Current portion		(11,268)	(45,166)	(11,080)	(44,379)
		107,787	107,234	75,493	85,079
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi denominated	Interest rates ranging from interest free to 6.46 % per annum at 31 December 2014with maturities through 2020	43,225	38,911	41,930	37,574
US Dollar denominated	Interest rates ranging from 0.74% to 1.85% per annum at 31 December 2014 with maturities in 2015	112	28	—	—
Less: Current portion		(192)	(583)	—	—
		43,145	38,356	41,930	37,574

		150,932	145,590	117,423	122,653
Short-term and long-term bank loans, long-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured.

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Note:

(i)
The Company issued 180-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 19 May 2014 at par value of RMB 100. The effective yield of the 180-day corporate bonds is 4.40% per annum. The short-term bonds were due on 16 November 2014 and were fully paid by the Group at maturity.

The Company issued 270-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 15 August 2013 at par value of RMB 100. The effective yield of the 270-day corporate bonds is 4.49% per annum. The short-term bonds were due on 13 May 2014 and were fully paid by the Group at maturity.

(ii)	These corporate bonds are guaranteed by Sinopec Group Company and carried at amotised cost.

(iii)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HKD 11,700 million (the “2007 Convertible Bonds”). The holders can convert the 2007 Convertible Bonds into shares of the Company from 4 June 2007 onwards at a price of HKD 10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2007 Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (the “Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (the “Cash Settlement Option”).

During the year ended 31 December 2011, the Company redeemed part of the 2007 Convertible Bonds upon certain holders’ request, with the principal amount of HKD 39 million.

The 2007 Convertible Bonds were due on 24 April 2014 and have been fully paid by the Group at maturity.

The changes in the fair value of the derivative component from 31 December 2013 to 24 April 2014 resulted in realised loss of RMB 1 million (2013: an unrealised gain of RMB 114 million), which has been recorded under “finance costs” in the consolidated income statement for the year ended 31 December 2014.

The initial carrying amount of the liability component of the 2007 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2007 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component.

(iv)
On 26 February 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants are guaranteed by Sinopec Group Company.

The initial recognition of the liability component of the Bond with Warrants is measured at the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the market interest rate of 5.40% to the liability component. On 4 March 2010, warrants of the bonds have already expired.

The Bonds with Warrants were due on 20 February 2014 and have been fully paid by the Group at maturity.

(v)
On 1 March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds were issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year, payable annually. The holders can convert the 2011 Convertible Bonds into shares of the Company from 24 August 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year. The initial carrying amounts of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 19,279 million and RMB 3,610 million, respectively.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price, the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

During the term of the 2011 Convertible Bonds, if the closing price of the A Shares of the Company is not lower than 130% of the conversion price in at least fifteen trading days out of any thirty consecutive trading days, the Company has the right to redeem all or part of the 2011 Convertible Bonds based on the nominal value plus the accrued interest (“the terms of conditional redemption”).

As at 31 December 2014, the carrying amounts of the liability component and the derivative component were RMB 13,433 million (2013: RMB 20,913 million) and RMB 3,288 million (2013: RMB 548 million), respectively.

During the year ended 31 December 2014, the conversion price of the 2011 Convertible Bonds was adjusted to RMB 4.89 per share as a result of cash dividends, bonus issues and capitalisation.

During the year ended 31 December 2014, RMB 8,442 million of the 2011 Convertible Bonds were converted into 1,715,081,853 A shares of the Company.

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Note:	(Continued)

(v)	(Continued)

As at 31 December 2014 and 2013, the fair value of the derivative component of the 2011 Convertible Bonds was calculated using the Binomial Model. The followings are the major inputs used in the Binomial Model:

	At 31 December	At 31 December
	2014	2013
Stock price of A shares	RMB 6.49	RMB 4.48
Conversion price	RMB 4.89	RMB 5.13
Credit spread	133 basis points	95 basis points
RMB onshore swap rate	3.40%	5.23%

Any change in the major inputs into the Binomial Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 31 December 2013 to 31 December 2014 resulted in an realised loss of RMB 1,613 million and unrealised loss of RMB 2,997 million (2013: unrealised gain of RMB 1,914 million), which has been recorded in the “finance costs” section of the consolidated income statement for the year ended 31 December 2014.

The initial carrying amount of the liability component of the 2011 Convertible Bonds is the residual amount, after deducting the allocated issuance cost of the 2011 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 1 March 2011. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.10% to the adjusted liability component.

As at 26 January 2015, the terms of conditional redemption of 2011 Convertible Bonds of the Company have been triggered for the first time. At the 22nd meeting of the fifth session of the board of the Company (the “Board”), the Board has reviewed and approved the proposal for the redemption of 2011 Convertible Bonds, and decided to exercise the right of redemption and to redeem all of the outstanding 2011 Convertible Bonds registered on 11 February 2015.

From 1 January 2015 to 11 February 2015, the 2011 Convertible Bonds with a total value of RMB 13,647 million were converted into 2,790,814,006 A shares of the Company. As of 11 February 2015, the total share capital of the Company has been increased to 121,071,209,646 shares. The unconverted convertible bonds amounted to RMB 52.78 million (527,760 convertible bonds).

As at 17 February 2015, the Company has redeemed and fully paid the unconverted portion at RMB 101.261 per convertible bond (including the accrued interest and interest tax accrued thereon).

31	TRADE ACCOUNTS AND BILLS PAYABLES

	The Group		The Company
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Amounts due to third parties	181,519	192,082	44,351	57,309
Amounts due to Sinopec Group Company and fellow subsidiaries	13,575	8,114	8,345	4,463
Amounts due to associates and joint ventures	3,272	2,528	393	775
Amounts due to subsidiaries	—	—	49,310	89,460
	198,366	202,724	102,399	152,007
Bills payable	4,577	4,526	2,933	2,443
Trade accounts and bills payables measured at amortised cost	202,943	207,250	105,332	154,450

The ageing analysis of trade accounts and bills payables are as follows:

	The Group		The Company
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Within 1 month or on demand	184,697	194,108	73,803	133,374
Between 1 month and 6 months	13,138	8,548	18,821	12,876
Over 6 months	5,108	4,594	12,708	8,200
	202,943	207,250	105,332	154,450

32	ACCRUED EXPENSES AND OTHER PAYABLES

	The Group		The Company
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Salaries and welfare payable	839	818	310	489
Interest payable	1,695	2,290	1,519	2,111
Other payables	83,047	78,003	196,629	130,329
Financial liabilities carried at amortised costs	85,581	81,111	198,458	132,929
Taxes other than income tax	27,586	32,792	19,331	27,663
Receipts in advance	89,918	81,079	3,926	73,909
Derivative financial instruments	18,990	2,624	—	6
	222,075	197,606	221,715	234,507

33	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has mainly committed to the PRC government to established certain standardised measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group and the Company’s obligations for the dismantlement of its oil and gas properties is as follow:

	The Group		The Company
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Balance at 1 January	26,004	21,525	22,729	19,598
Provision for the year	3,309	4,188	2,834	3,345
Accretion expenses	1,008	877	888	781
Utilised	(714)	(561)	(621)	(544)
Exchange adjustments	6	(25)	—	—
Others (Note 17)	—	—	—	(451)
Balance at 31 December	29,613	26,004	25,830	22,729

34	SHARE CAPITAL

	The Group and the Company
	31 December	31 December
	2014	2013
	RMB million	RMB million
Registered, issued and fully paid
92,766,957,040 listed A shares (2013: 91,051,875,187) of RMB 1.00 each	92,767	91,052
25,513,438,600 listed H shares (2013: 25,513,438,600) of RMB 1.00 each	25,513	25,513
	118,280	116,565

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

34	SHARE CAPITAL (Continued)

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings (note 14), and 1 share transferred from the share premium for every 10 existing shares.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management
Management optimises the structure of the Group’s capital, which comprises of equity and debts. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to owners of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 31 December 2014, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 20.3% (2013: 20.4%) and 55.5% (2013: 55.1%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 30 and 36, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

35	RESERVES

The reconciliation between the opening and closing balances of each component of the Group’s consolidated reserves is set out in the consolidated statement of changes in equity. Details of the change in the Company’s individual component of reserves between the beginning and the end of the year are as follows:

	The Company
	2014	2013
	RMB million	RMB million
Capital reserve
Balance at 1 January	9,122	9,122
Balance at 31 December	9,122	9,122
Share premium
Balance at 1 January	33,347	25,752
Rights issue of H shares, net of issuance costs	—	16,561
Capitalisation (Note 34)	—	(8,967)
Conversion of the 2011 Convertible Bonds (Note 30(v))	8,477	1
Balance at 31 December	41,824	33,347
Statutory surplus reserve
Balance at 1 January	73,337	67,603
Appropriation	3,215	5,734
Balance at 31 December	76,552	73,337
Discretionary surplus reserve
Balance at 1 January	117,000	117,000
Balance at 31 December	117,000	117,000
Other reserves
Balance at 1 January	4,613	3,792
Cash flow hedges, net of deferred tax	(657)	—
Change in fair value of available-for-sale financial assets, net of deferred tax	(1,309)	1,306
Special reserve	(994)	(1,778)
Others	92	1,293
Balance at 31 December	1,745	4,613
Retained earnings
Balance at 1 January	164,698	152,912
Profit for the year	32,035	54,966
Bonus issues (Note 34)	—	(17,933)
Distribution to owners (Note 14)	(28,031)	(28,424)
Appropriation	(3,215)	(5,734)
Special reserve	994	1,778
Others	—	7,133
Balance at 31 December	166,481	164,698

	412,724	402,117

36	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments
The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contains escalation provisions that may require higher future rental payments.

At 31 December 2014 and 2013, the future minimum lease payments under operating leases are as follows:

	The Group		The Company
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Within one year	13,909	13,507	11,780	13,082
Between one and two years	13,480	13,064	11,563	12,777
Between two and three years	13,113	12,850	11,558	12,772
Between three and four years	12,984	12,742	11,526	12,725
Between four and five years	13,063	12,656	11,527	12,644
Thereafter	297,425	307,268	290,208	307,255
	363,974	372,087	348,162	371,255

36	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Capital commitments
At 31 December 2014 and 2013, capital commitments are as follows:

	The Group		The Company
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Authorised and contracted for (i)	138,795	181,428	91,328	131,298
Authorised but not contracted for	102,386	111,169	29,514	38,217
	241,181	292,597	120,842	169,515

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 4,030 million (2013: RMB 4,993 million).The investment commitments of the Company is RMB 3,027 million (2013: RMB 4,374 million).

Commitments to joint ventures
Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures at market prices.

Exploration and production licenses
Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed. Payments incurred were approximately RMB 408 million for the year ended 31 December 2014 (2013: RMB 404 million).

Estimated future annual payments are as follows:

	The Group and the Company
	31 December	31 December
	2014	2013
	RMB million	RMB million
Within one year	312	318
Between one and two years	160	140
Between two and three years	32	38
Between three and four years	22	24
Between four and five years	19	19
Thereafter	811	835
	1,356	1,374

Contingent liabilities
At 31 December 2014 and 2013, guarantees in respect of facilities granted to the parties below were as follows:

	The Group		The Company
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million
Subsidiaries	—	—	21,488	21,339
Joint ventures	168	438	158	204
Others	5,552	5,425	—	—
	5,720	5,863	21,646	21,543

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 31 December 2014 and 2013, it was not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantee arrangements.

36	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Environmental contingencies
Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 5,352 million for the year ended 31 December 2014 (2013: RMB 5,154 million).

Legal contingencies
The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

37	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to control or common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures
The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business are as follows.

	Note	2014	2013
		RMB million	RMB million
Sales of goods	(i)	305,044	318,092
Purchases	(ii)	134,424	141,316
Transportation and storage	(iii)	1,606	1,639
Exploration and development services	(iv)	49,399	52,814
Production related services	(v)	10,306	13,235
Ancillary and social services	(vi)	6,753	6,755
Operating lease charges for land	(vii)	10,531	10,373
Operating lease charges for buildings	(vii)	497	491
Other operating lease charges	(vii)	274	252
Agency commission income	(viii)	132	185
Interest income	(ix)	135	89
Interest expense	(x)	1,421	1,802
Net deposits withdrawn from/(placed with) related parties	(ix)	2,319	(2,528)
Net loans obtained from related parties	(xi)	53,690	11,903

The amounts set out in the table above in respect of the year ended 31 December 2014 and 2013 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the year ended 31 December 2014 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 138.170 billion (2013: RMB 163.398 billion) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 118.968 billion (2013: RMB 144.095 billion), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 6.753 billion (2013: RMB 6.755 billion), operating lease charges for land and buildings paid by the Group of RMB 10.531 billion and RMB 497 million (2013: RMB 10.373 billion and RMB 491 million), respectively and interest expenses of RMB 1.421 billion (2013: RMB 1.684 billion); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 98.620 billion (2013: RMB 93.825 billion), comprising RMB 98.479 billion (2013: RMB 93.684 billion) for sales of goods, RMB 135 million (2013: RMB 84 million) for interest income and RMB 6 million (2013: RMB 57 million) for agency commission income.

At 31 December 2014 and 2013, there was no guarantee given to banks by the Group in respect of banking facilities to related parties, except for the guarantees disclosed in Note 36.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

37	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2014 was RMB 4,221 million (2013: RMB 6,540 million).

(x)	Interest expense represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2014. The terms of these agreements are summarised as follows:

•
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

(1)	the government-prescribed price;

(2)	where there is no government-prescribed price, the government-guidance price;

(3)	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

(4)	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

•
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

•
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

•
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

•
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

37	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)
Pursuant to the resolutions passed at the Directors’ meeting held on 31 October 2014, the Group acquired the equity interests of YASREF from Sinopec Group Company. The acquisition has been completed in 2014 (Note 22).

Pursuant to the Share Repurchase Agreement and Disposal Agreement by the Company and Sinopec Yizheng Chemical Fibre Company Limited (Yizheng Chemical Fibre Co., Ltd.) on 12 September 2014, Yizheng Chemical Fibre Co., Ltd repurchased and cancelled the 40.25% of its equity interests held by the Company in exchange for the transfer of its outgoing business to the Company and issued shares to Sinopec Group Company for the acquisition of 100% equity Interest of Sinopec Oilfield Service Corporation (a wholly-owned subsidiary of the Sinopec Group Company). These transactions were completed in December 2014 (Note 40).

Pursuant to the resolutions passed at the Directors’ meeting held on 22 March 2013, the Group acquired the equity interests of CIR, Taihu and Mansarovar from Sinopec Group Company. The acquisition was completed in 2013 (Note 22).

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarised as follows:

	31 December	31 December
	2014	2013
	RMB million	RMB million
Trade accounts receivable	25,478	18,402
Prepaid expenses and other current assets	3,564	2,276
Long-term prepayments and other assets	14,935	11,378
Total	43,977	32,056
Trade accounts payable	16,847	10,642
Accrued expenses and other payables	24,711	22,369
Other long-term liabilities	6,470	4,102
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	102,965	54,064
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	43,145	38,356
Total	194,138	129,533

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 30.

The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company (a state-owned enterprise) through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

As at and for the year ended 31 December 2014, and as at and for the year ended 31 December 2013, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(b)	Key management personnel emoluments
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	2014	2013
	RMB’000	RMB’000
Short-term employee benefits	8,009	8,152
Retirement scheme contributions	501	480
	8,510	8,632

(c)	Contributions to defined contribution retirement plans
The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 38. As at 31 December 2014 and 2013, the accrual for the contribution to post-employment benefit plans was not material.

37	RELATED PARTY TRANSACTIONS (Continued)

(d)	Transactions with other state-controlled entities in the PRC
The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the followings:

•	sales and purchases of goods and ancillary materials;

•	rendering and receiving services;

•	lease of assets;

•	depositing and borrowing money; and

•	uses of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

38	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 5% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the year ended 31 December 2014 were RMB 7,634 million (2013: RMB 7,259 million).

39	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

(v)	Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities
The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for interest in associates and joint ventures, investments, deferred tax assets, cash and cash equivalents, time deposits with financial institutions and other unallocated assets. Segment liabilities exclude short-term, income tax payable, long-term debts, loans from Sinopec Group Company and fellow subsidiaries, deferred tax liabilities and other unallocated liabilities.

39	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Information of the Group’s reportable segments is as follows:

	2014	2013
	RMB million	RMB million
Turnover
Exploration and production
External sales	69,550	60,848
Inter-segment sales	141,544	158,618
	211,094	219,466
Refining
External sales	175,534	194,469
Inter-segment sales	1,092,244	1,111,004
	1,267,778	1,305,473
Marketing and distribution
External sales	1,458,390	1,486,037
Inter-segment sales	5,446	6,330
	1,463,836	1,492,367
Chemicals
External sales	356,993	374,097
Inter-segment sales	62,208	55,999
	419,201	430,096
Corporate and others
External sales	721,174	717,796
Inter-segment sales	587,663	640,224
	1,308,837	1,358,020
Elimination of inter-segment sales	(1,889,105)	(1,972,175)

Turnover	2,781,641	2,833,247
Other operating revenues
Exploration and production	16,503	22,641
Refining	5,317	5,796
Marketing and distribution	12,770	10,047
Chemicals	8,284	7,491
Corporate and others	1,399	1,089
Other operating revenues	44,273	47,064

Turnover and other operating revenues	2,825,914	2,880,311

39	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2014	2013
	RMB million	RMB million
Result
Operating profit/(loss)
By segment
– Exploration and production	47,057	54,793
– Refining	(1,954)	8,599
– Marketing and distribution	29,449	35,143
– Chemicals	(2,181)	868
– Corporate and others	(1,063)	(3,412)
– Elimination	2,179	794
Total segment operating profit	73,487	96,785
Share of profits/(losses) from associates and joint ventures
– Exploration and production	1,117	358
– Refining	(871)	(486)
– Marketing and distribution	963	794
– Chemicals	603	418
– Corporate and others	1,818	1,275
Aggregate share of profits from associates and joint ventures	3,630	2,359
Investment income
– Exploration and production	1	8
– Refining	17	11
– Marketing and distribution	71	93
– Chemicals	208	—
– Corporate and others	2,319	42
Aggregate investment income	2,616	154
Net finance costs	(14,229)	(4,246)

Profit before taxation	65,504	95,052

	At 31 December 2014	At 31 December 2013
	RMB million	RMB million
Assets
Segment assets
– Exploration and production	453,060	406,237
– Refining	297,884	329,236
– Marketing and distribution	276,298	273,872
– Chemicals	162,685	156,373
– Corporate and others	147,015	107,197
Total segment assets	1,336,942	1,272,915
Interest in associates and joint ventures	80,593	75,318
Available-for-sale financial assets	868	3,730
Deferred tax assets	6,979	4,141
Cash and cash equivalents and time deposits with financial institutions	10,100	15,101
Other unallocated assets	15,886	11,711
Total assets	1,451,368	1,382,916
Liabilities
Segment liabilities
– Exploration and production	100,552	104,233
– Refining	67,327	69,029
– Marketing and distribution	118,493	101,564
– Chemicals	27,532	23,670
– Corporate and others	138,930	129,816
Total segment liabilities	452,834	428,312
Short-term debts	75,183	109,806
Income tax payable	1,091	3,096
Long-term debts	107,787	107,234
Loans from Sinopec Group Company and fellow subsidiaries	146,110	92,420
Deferred tax liabilities	7,820	7,977
Other unallocated liabilities	14,966	12,445
Total liabilities	805,791	761,290

39	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2014	2013
	RMB million	RMB million
Capital expenditure
Exploration and production	80,196	105,311
Refining	27,957	26,064
Marketing and distribution	26,989	29,486
Chemicals	15,850	19,189
Corporate and others	3,648	5,076
	154,640	185,126
Depreciation, depletion and amortisation
Exploration and production	48,902	44,126
Refining	15,015	13,859
Marketing and distribution	12,491	11,127
Chemicals	12,130	10,757
Corporate and others	1,559	1,396
	90,097	81,265
Impairment losses on long-lived assets
Exploration and production	2,436	2,523
Refining	29	88
Marketing and distribution	40	35
Chemicals	1,106	—
Corporate and others	8	15
	3,619	2,661

(2)	Geographical information
The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	2014	2013
	RMB million	RMB million
External sales
Mainland China	2,062,775	2,107,202
Others	763,139	773,109
	2,825,914	2,880,311

	31 December	31 December
	2014	2013
	RMB million	RMB million
Non-current assets
Mainland China	1,003,521	941,046
Others	64,589	51,181
	1,068,110	992,227

40	PRINCIPAL SUBSIDIARIES

At 31 December 2014, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

Name of company	Particulars of issued capital (million)	Interests held by the Company %	Interests held by non-controlling interests %	Principal activities
China Petrochemical International Company Limited	RMB 1,400	100.00	—	Trading of petrochemical products
Sinopec Marketing Co., Ltd. ("Marketing Company") (i)	RMB 20,000	100.00	—	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 13,203	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited ("Fujian Petrochemical") (ii)	RMB 5,745	50.00	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	60.00	40.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	60.00	40.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	15.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 3,000	100.00	—	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Limited	RMB 1,840	55.00	45.00	Marketing and distribution of refined petroleum products
Sinopec (Hong Kong) Limited	HKD 13,277	100.00	—	Trading of petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	75.00	25.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited ("Shanghai Petrochemical")	RMB 7,200	50.56	49.44	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited ("Sinopec Kantons")	HKD 248	60.34	39.66	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fibre Limited Liability Company (iii)	RMB 4,000	100.00	—	Production and sale of polyester chips and polyester fibres
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	—	Marketing and distribution of petrochemical products
Sinopec International Petroleum Exploration and Production Limited ("SIPL")	RMB 8,000	100.00	—	Investment in exploration, production and sale of petroleum and natural gas
Sinopec Fuel Oil Sales Company Limited	RMB 2,200	100.00	—	Marketing and distribution of refined petroleum products
Sinopec Great Wall Energy & Chemical Company Limited ("GWEC") (iv)	RMB 18,863	100.00	—	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Great Wall Energy & Chemical (Ningxia) Company Limited ("Ningxia Nenghua") (iv)	RMB 5,130	95.00	5.00	Production and sale of electricity, cement and coal
Sinopec Beihai Refining and Chemical Limited Liability Company	RMB 5,294	98.98	1.02	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products
Sinopec-SK(Wuhan) Petrochemical Company Limited ("Zhonghan Wuhan")	RMB 6,270	65.00	35.00	Production, sale, research and development of ethylene and downstream by products
Sinopec Zhanjiang Dongxing Petrochemical Company Limited	RMB 4,397	75.00	25.00	Manufacturing of intermediate petrochemical products and petroleum products

Except for Sinopec Kantons and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC. All of the above principal subsidiaries are limited companies.

40	PRINCIPAL SUBSIDIARIES (Continued)

Note:

(i)
Pursuant to the resolution of the Company’s Meeting of Board of Directors held on 19 February 2014, the Company’s business under its marketing and distribution segment of the Group was injected to Marketing Company, a wholly-owned subsidiary of the Group on 1 April 2014. The summarised financial statements of Marketing Company for the year ended 31 December 2013 set out below also include these marketing and distribution business.

On 12 September 2014, Marketing Company entered into the “Capital Injection Agreement relating to Marketing Company” with a number of domestic and foreign investors, pursuant to which the investors shall subscribe for equity interest in Marketing Company in cash upon the relevant approvals for this capital injection being obtained, an aggregate capital contribution of RMB 105.044 billion was made to the Marketing Company by 25 investors, representing 29.58% equity interest in the Marketing Company on 6 March 2015.

(ii)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(iii)
Pursuant to the Share Repurchase Agreement and Disposal Agreement entered into between the Company and Yizheng Chemical Fibre Co., Ltd. on 12 September 2014, Yizheng Chemical Fibre Co., Ltd. repurchased and cancelled the 40.25% of its equity interests held by the Company in exchange for the transfer of its outgoing business to the Company, pursuant to which this business was injected into Sinopec Yizheng Chemical Fibre Limited Liability Company.

Pursuant to the Acquisition Agreement between Sinopec Group Company and Yizheng Chemical Fibre Co., Ltd. on the same date, Yizheng Chemical Fibre Co., Ltd. issued shares to Sinopec Group Company for the acquisition of a 100% equity interest of Sinopec Oilfield Service Corporation (a wholly-owned subsidiary of Sinopec Group Company). The above transactions were inter-conditional and were completed in December 2014.

The Group accounted for the transaction pursuant to the Share Repurchase Agreement as a transaction with non-controlling interests since the control of business had not been lost, which resulted in an increase in capital reserve of the Group’s consolidated financial statement amounting to RMB 3,227 million and decrease of non-controlling interests amounting to RMB 2,867 million.

(iv)
During the year ended 31 December 2014, the Company increased its investment in GWEC by RMB 5,712 million. Further, on 1 August 2014, GWEC acquired an additional 45% of the equity interest in shares in Ningxia Nenghua (GWEC previously held a 50% equity interest) and obtained control of Ningxia Nenghua (a coal chemical producer) which the Group accounted for as a subsidiary of GWEC thereafter. The cash consideration was RMB 2,593 million. The fair value of the 50% equity interest held before the business combination is RMB 2,881 million. The fair value of the assets and liabilities of Ningxia Nenghua primarily include construction in progress (RMB 14,094 million), property, plant and equipment (RMB 3,293 million) and borrowings (RMB 11,862 million) and no goodwill has arisen from the business combination.

Summarised financial information on subsidiaries with material non-controlling interests
Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary that has non-controlling interests that are material to the Group.

Summarised balance sheet

	Fujian Petrochemical		Shanghai Petrochemical		Sinopec Kantons (v)	SIPL		Marketing Company		Zhonghan Wuhan
	At 31 December 2014	At 31 December 2013	At 31 December 2014	At 31 December 2013	At 31 December 2013	At 31 December 2014	At 31 December 2013	At 31 December 2014	At 31 December 2013	At 31 December 2014	At 31 December 2013
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	436	281	9,510	14,486	1,887	15,416	13,983	131,012	114,159	1,724	—
Current liabilities	(224)	(197)	(12,485)	(18,017)	(972)	(2,387)	(2,414)	(280,010)	(274,111)	(13,023)	—
Net current assets/(liabilities)	212	84	(2,975)	(3,531)	915	13,029	11,569	(148,998)	(159,952)	(11,299)	—
Non-current assets	4,050	4,596	21,395	22,151	6,911	47,623	46,143	229,281	217,274	16,874	4,033
Non-current liabilities	(996)	(796)	(1,649)	(628)	(77)	(35,877)	(32,831)	(1,456)	(1,476)	—	—
Net non-current assets	3,054	3,800	19,746	21,523	6,834	11,746	13,312	227,825	215,798	16,874	4,033
Net assets	3,266	3,884	16,771	17,992	7,749	24,775	24,881	78,827	55,846	5,575	4,033
Attributable to owners of the Company	1,633	1,942	8,342	8,399	4,692	7,370	7,494	72,701	49,930	3,624	2,621
Attributable to non-controlling interests	1,633	1,942	8,429	9,593	3,057	17,405	17,387	6,126	5,916	1,951	1,412

Note:

(v)	This listed company will announce its financial information for the year ended 31 December 2014 later than the Company, therefore its 2014 financial information is not currently disclosed.

40	PRINCIPAL SUBSIDIARIES (Continued)

Summarised statement of comprehensive income

Year ended 31 December	Fujian Petrochemical		Shanghai Petrochemical		Sinopec Kantons	SIPL		Marketing Company		Zhonghan Wuhan
	2014	2013	2014	2013	2013	2014	2013	2014	2013	2014	2013
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million	million	million
Turnover	7,322	5,379	102,126	115,490	18,500	9,038	13,652	1,472,232	1,498,628	18,365	—
(Loss)/profit for the year	(745)	(716)	(676)	2,066	389	3,046	4,250	22,914	25,945	137	(43)
Total comprehensive (loss)/income	(750)	(714)	(676)	2,066	389	(106)	3,814	22,934	25,744	137	(43)
Comprehensive (loss)/profit attributable to non-controlling interests	(375)	(358)	(326)	924	155	18	1,774	930	889	48	(15)
Dividends paid to non-controlling interests	—	—	271	196	69	—	—	—	—	—	—

Summarised statement of cash flows

Year ended 31 December	Fujian Petrochemical		Shanghai Petrochemical		Sinopec Kantons	SIPL		Marketing Company		Zhonghan Wuhan
	2014	2013	2014	2013	2013	2014	2013	2014	2013	2014	2013
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million	million	million
Net cash generated from operating activities	197	523	3,662	5,099	324	5,383	7,006	44,337	48,471	1,467	—
Net cash used in investing activities	(303)	(698)	(910)	(630)	(3,000)	(8,282)	(36,924)	(46,140)	(44,027)	(2,643)	—
Net cash generated from/(used in) financing activities	264	369	(2,606)	(4,497)	2,034	1,740	31,662	1,584	(4,171)	1,513	—
Net increase/(decrease) in cash and cash equivalents	158	194	146	(28)	(642)	(1,159)	1,744	(219)	273	337	—
Cash and cash equivalents at 1 January	222	28	133	161	1,950	2,468	824	2,878	2,509	—	—
Effect of foreign currency exchange rate changes	—	—	—	—	23	18	(100)	23	96	—	—
Cash and cash equivalents at 31 December	380	222	279	133	1,331	1,327	2,468	2,682	2,878	337	—

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview
Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, available-for-sale financial assets, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, salaries and welfare payable, interest payable, trade accounts payable, bills payable, derivative financial instruments and other payables.

The Group has exposure to the following risks from its uses of financial instruments:

•	credit risk;

•	liquidity risk;

•	market risk; and

•	equity price risk.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

At 31 December 2014, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 302,570 million (2013: RMB 289,106 million) on an unsecured basis, at a weighted average interest rate of 3.51% per annum (2013: 3.12%). At 31 December 2014, the Group’s outstanding borrowings under these facilities were RMB 78,983 million (2013: RMB 44,966 million) and were included in debts.

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk (Continued)
The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

The Group

	31 December 2014
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million
Short-term debts	75,183	75,794	75,794	—	—	—
Long-term debts	107,787	129,849	4,328	16,411	63,221	45,889
Loans from Sinopec Group Company and fellow subsidiaries	146,110	147,321	103,475	1,301	6,634	35,911
Trade accounts payable	198,366	198,366	198,366	—	—	—
Bills payable	4,577	4,577	4,577	—	—	—
Accrued expenses and other payables	104,571	104,571	104,571	—	—	—
	636,594	660,478	491,111	17,712	69,855	81,800

	31 December 2013
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million
Short-term debts	109,806	111,753	111,753	—	—	—
Long-term debts	107,234	134,403	3,942	14,799	82,326	33,336
Loans from Sinopec Group Company and fellow subsidiaries	92,420	93,030	54,373	484	2,613	35,560
Trade accounts payable	202,724	202,724	202,724	—	—	—
Bills payable	4,526	4,526	4,526	—	—	—
Accrued expenses and other payables	83,735	83,735	83,735	—	—	—
	600,445	630,171	461,053	15,283	84,939	68,896

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk (Continued)

The Company

	31 December 2014
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2years but less than 5 years RMB million	More than 5 years RMB million
Short-term debts	62,079	62,653	62,653	—	—	—
Long-term debts	75,493	110,886	3,623	14,112	61,100	32,051
Loans from Sinopec Group Company and fellow subsidiaries	48,680	49,687	7,090	191	6,495	35,911
Trade accounts payable	102,399	102,399	102,399	—	—	—
Bills payable	2,933	2,933	2,933	—	—	—
Accrued expenses and other payables	198,458	198,458	198,458	—	—	—
	490,042	527,016	377,156	14,303	67,595	67,962

	31 December 2013
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million
Short-term debts	77,523	79,350	79,350	—	—	—
Long-term debts	85,079	100,505	3,263	14,118	64,638	18,486
Loans from Sinopec Group Company and fellow subsidiaries	37,645	37,948	133	62	2,193	35,560
Trade accounts payable	152,007	152,007	152,007	—	—	—
Bills payable	2,443	2,443	2,443	—	—	—
Accrued expenses and other payables	132,935	132,935	132,935	—	—	—
	487,632	505,188	370,131	14,180	66,831	54,046

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short-term debts and obligations when they become due.

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Market risk (Continued)

Currency risk
Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	million	million	million	million
Gross exposure arising from loans and borrowings
US Dollars	USD 8,382	USD 4,118	USD 29	USD 1,534
Euro	EUR 57	EUR –	EUR –	EUR –
Japanese Yen	JPY 8,662	JPY 9,711	JPY 8,662	JPY 9,711
Hong Kong Dollars	HKD 6	HKD 13,931	HKD –	HKD 13,925

A 5 percent strengthening of Renminbi against the following currencies at 31 December 2014 and 2013 would have increased profit for the year of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2013.

	The Group
	31 December	31 December
	2014	2013
	RMB million	RMB million
US Dollars	1,923	941
Euro	16	—
Japanese Yen	17	21
Hong Kong Dollars	—	411

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

Interest rate risk
The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 30.

As at 31 December 2014, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s profit for the year by approximately RMB 1,199 million (2013: RMB 411 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2013.

Commodity price risk
The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As at 31 December 2014, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. The fair values of these derivative financial instruments as at 31 December 2014 are set out in Notes 28 and 32.

As at 31 December 2014, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/Increase the Group’s profit by approximately RMB 1,167 million (2013: increase/decrease RMB 18 million), and increase/decrease the Group’s other reserves by approximately RMB 2,206 million (2013: increase/decrease RMB 2,806 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2013.

Equity price risk
The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 31 December 2014, the Group’s exposure to equity price risk is the derivatives embedded in the 2011 Convertible Bonds issued by the Company as disclosed in Note 30(v).

As at 31 December 2014, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the year by approximately RMB 2,730 million (2013: RMB 1,333 million); a decrease of 20% in the Company’s own share price would increase the Group’s profit for the year by approximately RMB 2,702 million (2013: RMB 737 million). This sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis is performed on the same basis for 2013.

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values

(i)	Financial instruments carried at fair value
The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, ‘Financial Instruments: Disclosures’, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

•
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 31 December 2014

	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	183	—	—	183	—	—	—	—
Derivative financial instruments:
– Derivative financial assets	2,885	9,737	—	12,622	—	—	—	—
	3,068	9,737	—	12,805	—	—	—	—
Liabilities
Derivative financial instruments:
– Embedded derivative components of
the convertible bonds	—	3,288	—	3,288	—	3,288	—	3,288
– Other derivative financial liabilities	1,920	17,070	—	18,990	—	—	—	—
	1,920	20,358	—	22,278	—	3,288	—	3,288

At 31 December 2013

	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	1,964	—	—	1,964	1,882	—	—	1,882
Derivative financial instruments:
– Derivative financial assets	348	4,316	—	4,664	—	—	—	—
	2,312	4,316	—	6,628	1,882	—	—	1,882
Liabilities
Derivative financial instruments:
– Embedded derivative components of
the convertible bonds	—	548	—	548	—	548	—	548
– Other derivative financial liabilities	339	2,285	—	2,624	—	6	—	6
	339	2,833	—	3,172	—	554	—	554

During the years ended 31 December 2014 and 2013, there were no transfers between instruments in Level 1 and Level 2.

(ii)	Fair values of financial instruments carried at other than fair value
The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

41	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(ii)	Fair values of financial instruments carried at other than fair value (Continued)
The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range from 0.33% to 6.15% (2013: 0.37% to 7.03%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2014 and 2013:

	31 December	31 December
	2014	2013
	RMB million	RMB million
Carrying amount	115,767	151,852
Fair value	112,362	149,694

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation, the Group’s existing capital structure and the terms of the borrowings.

Investments in unquoted equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted other investments in equity securities for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 31 December 2014 and 2013.

42	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

Oil and gas properties and reserves
The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in relation to depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment loss and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the units of oil or gas produced.

42	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Impairment for long-lived assets
If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation
Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts
Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories
If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

43	PARENT AND ULTIMATE HOLDING COMPANY
The directors consider the parent and ultimate holding company of the Group as at 31 December 2014 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

(C)	DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH ASBE AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)  Government Grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)  Safety Production Fund

Under ASBE, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under ASBE and the profit for the year under IFRS are analysed as follows:

	Note	2014	2013
		RMB million	RMB million
Net profit under ASBE		48,910	71,377
Adjustments:
Government grants	(i)	116	119
Safety production fund	(ii)	(1,093)	(1,207)
Profit for the year under IFRS*		47,933	70,289

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

	Note	31 December	31 December
		2014	2013
		RMB million	RMB million
Shareholders' equity under ASBE		647,095	623,260
Adjustments:
Government grants	(i)	(1,518)	(1,634)
Safety production fund	(ii)	—	—
Total equity under IFRS*		645,577	621,626

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS during the year ended 31 December 2013 and 2014 which have been audited by PricewaterhouseCoopers.

(D)     SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with the Accounting Standards Update 2010-03, “Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures” (“ASU 2010-03”), issued by the Financial Accounting Standards Board of the United States, this section provides supplemental information on oil and gas exploration and producing activities of the Group at 31 December 2014 and 2013, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalised costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operation related to oil and gas producing activities. Tables IV through VI present information on the Group’s estimated net proved reserve quantities; standardised measure of discounted future net cash flows; and changes in the standardised measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities of the Group set out below represent information of the Company and its consolidated subsidiaries and equity method investments. The oil and gas producing activities of the equity method investee of the Group are relatively small and therefore the information are presented with total amount of both internal and external.

Table I: Capitalised costs related to oil and gas producing activities

	2014	2013
	RMB million	RMB million
The Group
Property cost, wells and related equipment and facilities	569,172	515,701
Supporting equipment and facilities	191,003	176,883
Uncompleted wells, equipment and facilities	78,971	64,569
Total capitalised costs	839,146	757,153
Accumulated depreciation, depletion, amortisation and impairment losses	(411,450)	(361,859)
Net capitalised costs	427,696	395,294
Equity method investments
Share of net capitalised costs of joint ventures	15,277	14,528

Table II: Costs incurred in oil and gas exploration and development

	2014	2013
	RMB million	RMB million
The Group
Exploration	16,704	19,158
Development	73,923	81,969
Total costs incurred	90,627	101,127
Equity method investments
Share of costs of exploration and development of joint ventures	1,381	35

Table III: Results of operations related to oil and gas producing activities

	2014	2013
	RMB million	RMB million
The Group
Revenues
Sales	69,223	60,616
Transfers	141,521	158,317
	210,744	218,933
Production costs excluding taxes	(50,567)	(52,163)
Exploration expenses	(10,969)	(12,573)
Depreciation, depletion, amortisation and impairment losses	(51,338)	(46,649)
Taxes other than income tax	(31,995)	(35,391)
Profit before taxation	65,875	72,157
Income tax expense	(17,454)	(20,113)
Results of operation from producing activities	48,421	52,044
Equity method investments
Share of profit for producing activities of joint ventures	792	40
Total of the Group and equity method investments results
of operations for producing activities	49,213	52,084

The results of operations for producing activities for the years ended 31 December 2014 and 2013 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV: Reserve quantities information

The Group’s and equity method investments’ estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2014 and 2013 are shown in the following table.

Proved oil and gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

“Net” reserves exclude royalties and interests owned by others and reflect contractual arrangements and obligation of rental fee in effect at the time of the estimate.

	2014	2013
The Group
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	2,841	2,843
Revisions of previous estimates	(38)	(10)
Improved recovery	154	166
Extensions and discoveries	141	175
Production	(326)	(333)
End of year	2,772	2,841
Non-controlling interest in proved developed and undeveloped reserves at the end of year	32	31
Proved developed reserves
Beginning of year	2,562	2,577
End of year	2,529	2,562
Proved undeveloped reserves
Beginning of year	279	266
End of year	243	279
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,493	6,730
Revisions of previous estimates	175	(326)
Improved recovery	48	35
Extensions and discoveries	711	714
Production	(712)	(660)
End of year	6,715	6,493
Proved developed reserves
Beginning of year	5,781	5,439
End of year	5,987	5,781
Proved undeveloped reserves
Beginning of year	712	1,291
End of year	728	712
Equity method investments
Share of proved developed and undeveloped reserves of joint ventures (oil) (million barrels)
Beginning of year	289	—
End of year	275	289
Share of proved developed and undeveloped reserves of joint ventures (gas) (billion cubic feet)
Beginning of year	27	—
End of year	26	27
The Group and share of joint ventures
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	3,130	2,843
End of year	3,047	3,130
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,520	6,730
End of year	6,741	6,520

Table V: Standardised measure of discounted future net cash flows

The standardised measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of ASU 2010-03. Estimated future cash inflows from production are computed by applying the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period covered by the report to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Group’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December 2014 and 2013 and should not be relied upon as an indication of the Group’s future cash flows or value of its oil and gas reserves.

	2014	2013
	RMB million	RMB million
The Group
Future cash flows	1,807,330	1,894,416
Future production costs	(823,575)	(902,692)
Future development costs	(46,684)	(46,784)
Future income tax expenses	(135,219)	(145,198)
Undiscounted future net cash flows	801,852	799,742
10% annual discount for estimated timing of cash flows	(288,393)	(288,341)
Standardised measure of discounted future net cash flows	513,459	511,401
Discounted future net cash flows attributable to non-controlling interests	4,815	5,149
Equity method investments
Standardised measure of discounted future net cash flows	19,650	23,261

Table VI: Changes in the standardised measure of discounted cash flows

	2014	2013
	RMB million	RMB million
The Group
Sales and transfers of oil and gas produced, net of production costs	(128,182)	(131,379)
Net changes in prices and production costs	(25,427)	(33,245)
Net change due to extensions, discoveries and improved recoveries	68,147	75,336
Revisions of previous quantity estimates	(1,453)	(10,478)
Previously estimated development costs incurred during the year	22,286	17,831
Accretion of discount	60,425	62,380
Net change in income taxes	6,262	15,790
Others	—	—
Net change for the year	2,058	(3,765)

CORPORATE INFORMATION

STATUTORY NAME
中国石油化工股份有限公司

ENGLISH NAME
China Petroleum & Chemical Corporation

CHINESE ABBREVIATION
中国石化

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Fu Chengyu

AUTHORISED REPRESENTATIVES
Mr. Li Chunguang
Mr. Huang Wensheng

SECRETARY TO THE BOARD
Mr. Huang Wensheng

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Zheng Baomin

REGISTERED ADDRESS AND PLACE OF
BUSINESS
No.22 Chaoyangmen North Street,
Chaoyang District
Beijing, PRC
Postcode  :  100728
Tel.  :  86-10-59960028
Fax  :  86-10-59960386
Website  :  http://www.sinopec.com
E-mail addresses  :  ir@sinopec.com

PLACE OF BUSINESS IN HONG KONG
20th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

INFORMATION DISCLOSURE AND PLACES
FOR COPIES OF RELATIVE REPORTS
No change during the reporting period

LEGAL ADVISORS
People’s Republic of China:
Haiwen & Partners
20th Floor, Fortune Financial Centre
No. 5, Dong San Huan Central Road
Chaoyang District
Beijing PRC
Postcode: 100020

Hong Kong:
Herbert Smith Freehills
23rd Floor, Gloucester Tower
15 Queen’s Road
Central, Hong Kong

U.S.A.
Skadden, Arps, Slate, Meagher & Flom LLP
42/F, Edinburgh Tower, The Landmark
15 Queen’s Road, Central, Hong Kong

REGISTRARS
A Shares:
China Securities Registration and Clearing
Company Limited Shanghai Branch Company
36th Floor, China Insurance Building
166 Lujiazui East Road
Shanghai, PRC

H Shares:
Hong Kong Registrars Limited
R1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

DEPOSITARY FOR ADRS
The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York NY 10013
United States of America

COPIES OF THIS ANNUAL REPORT
ARE AVAILABLE AT
The PRC:
China Petroleum & Chemical Corporation
Board Secretariat
No.22 Chaoyangmen North Street,
Chaoyang District
Beijing, PRC

The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York NY 10013
United States of America

The UK:
Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB, U.K.

PLACES OF LISTING OF SHARES, STOCK
NAMES AND STOCK CODES
A Shares:
Shanghai Stock Exchange
Stock name  :  SINOPEC CORP
Stock code  :  600028

H Shares:
Hong Kong Stock Exchange
Stock name  :  Sinopec Corp
Stock code  :  0386

ADRs:
New York Stock Exchange
Stock name  :  SINOPEC CORP
Stock code  :  SNP

London Stock Exchange
Stock name  :  SINOPEC CORP
Stock code  :  SNP

NAMES AND ADDRESSES OF AUDITORS OF SINOPEC CORP.

Domestic Auditors  :  PricewaterhouseCoopers
Zhong Tian LLP
Address  :  11th Floor
PricewaterhouseCoopers,
2 Corporate Avenue,
202 Hu Bin Road,
Huangpu District,
Shanghai, PRC
Overseas Auditors  :   PricewaterhouseCoopers
Address  :  22nd Floor,
Prince’s Building,
Central, Hong Kong

ALTERATION OF REGISTRATION OF SINOPEC
CORP. DURING THE REPORTING PERIOD

1  Alteration of registration during the report period

In the year of 2014, the registration of Sinopec Corp. altered twice. On 31 July 2014  Sinopec Corp. changed business scope and registered capital; On 2 September 2014 added the expiration date of the business scope. Registered capital of Sinopec Corp. changed to RMB 116,721,086,804.

2 Inquiry for the first registration of Sinopec Corp.

Please refer to the 2013 annual report of  Sinopec Corp.

3 Changes in the Sinopec Corp.’s main business since its listing

No changes in main business of the Company since listing.

4 Changes of controlling shareholders since its listing

Since Sinopec Corp. listed, no changes have occurred in the controlling shareholder.

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 20 March 2015 (Friday) at the registered address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations of PRC:

a)	The original copies of annual reports signed by Mr.Fu Chengyu, the Chairman;

b)
The original copies of financial statements and consolidated financial statements as of 31 December 2014 prepared under IFRS and ABSE, signed by Mr.Fu Chengyu, the Chairman, Mr. Li Chunguang, director and President, Mr. Wang Xinhua, the Chief Financial Officer and head of the financial department of Sinopec Corp.;

c)	The original auditors’ report signed by the auditors; and

d)	All the original copies of the documents and announcements that Sinopec Corp. has published in the newspapers stipulated by the CSRC during the reporting period.

By Order of the Board
Fu Chengyu
Chairman

Beijing, PRC, 20 March 2015

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the PRC Securities Law and Management Rules for Information Disclosure by Listed Companies promulgated by the CSRC, as the Board directors and senior management of Sinopec Corp., we have carefully reviewed the 2014 annual report of Sinopec Corp. and concluded that this annual report truly and objectively represents Sinopec Corp.’s business performance in 2014, it contains no false representations, misleading statements or material omissions and complies with the requirements of the CSRC and other relevant regulatory authorities.

Signatures of the Directors and Senior Management:

20 March 2015

This annual report is published in both English and Chinese. Should any conflict regarding the meaning arises, the Chinese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: March 23, 2015